



Annual Report

Contents.

1 Financial Highlights

2 A Message to Our Shareholders

5 Operations Review

Our Mission.

AmeriServ Financial is committed to increasing shareholder value by striving for consistently improving financial performance; providing our customers with products and exceptional service for every step in their lifetime financial journey; cultivating an employee atmosphere rooted in trust, empowerment and growth; and serving our communities through employee involvement and a philanthropic spirit.

Financial Highlights.

Per Share *$ in thousands except per share amounts*	2025	2024	Change	Change
Net Income	$ 0.34	$ 0.21	$ 0.13	61.9%
Book Value	7.22	6.49	0.73	11.2%
Tangible Book Value (1)	6.39	5.66	0.73	12.9%
Dividends Paid	0.12	0.12	0.00	0.0%
Market Value	3.19	2.68	0.51	19.0%

(1) Non-GAAP financial information, see "Reconciliation of Non-GAAP Financial Measures" within the MD&A of Form 10-K.

For the Year				
Net Income	$ 5,612	$ 3,601	$ 2,011	55.8%
Return on Average Assets	0.39%	0.26%	0.13	50.0%
Return on Average Equity	5.03%	3.46%	1.57	45.4%

At Year-End				
Assets	$ 1,453,813	$ 1,422,362	$ 31,451	2.2%
Loans	1,032,968	1,068,409	(35,441)	-3.3%
Deposits	1,248,128	1,200,995	47,133	3.9%
Nonperforming Loans/ Total Loans	0.80%	1.02%	(0.22)	-21.6%
Wealth Management Client Assets	2,681,678	2,559,155	122,523	4.8%

Earnings Per Share
(in dollars)


0.41
0.43
(0.20)
0.21
0.34
'21
'22
'23
'24
'25

Tangible Book Value Per Share
(in dollars)


6.02
5.40
5.16
5.66
6.39
'21
'22
'23
'24
'25

A Message to Our Shareholders.

Against a backdrop of policy uncertainty, persistent inflation, and evolving trade dynamics, AmeriServ Financial remained a steady presence in 2025 for the customers and communities we serve. However, steadiness does not mean standing still. Throughout the year, we invested in building the innovative partnerships and technology infrastructure that will help to drive our competitive edge in the years ahead. Supported by a highly engaged employee workforce, we are truly better together as we build value for our shareholders and provide exceptional banking for life experiences for our customers.

IMPROVED FINANCIAL PERFORMANCE IN 2025

After navigating two difficult years marked by an inverted yield curve that pressured net interest income, we entered 2025 on firmer footing and delivered on the recovery we had anticipated. Despite concerns about inflation and tariff pressures, conditions stabilized and the economy performed well, with the S&P 500 ending the year near record highs.

For the year ended December 31, 2025, AmeriServ Financial reported net income of $5.6 million or $0.34 per diluted common share (EPS). This represented a 61.9% increase in EPS from the full year of 2024 when net income totaled $3.6 million or $0.21 EPS. Our improved financial performance in 2025 was driven by increased revenue, which caused us to achieve earnings growth while absorbing a higher provision for credit losses—which was needed to bring final resolution to our largest non-performing loan.

The increase in total revenue was caused by meaningful improvement in our net interest income for the full year of 2025 because of effective balance sheet management. Specifically, our net interest margin increased by 34-basis points for the 2025 year, leading to a $6.2 million increase in net interest income, which is important since this category represents approximately 70% of our total revenue.

We also saw healthy growth in average loans and deposits outstanding. Our loan-to-deposit ratio remains a strong 83%, and the loyalty of our customers continues to be one of our greatest strengths. Customers who have trusted us across varying economic environments deepened that partnership in 2025. Deposit growth is essential: It allows us to lend actively into our communities, generating a positive impact on our region's economic activity, while strengthening our own profitability.

Additionally, our non-interest expense also favorably declined in 2025. We will continue to diligently focus on both revenue growth and expense control to further improve the Company's operating efficiency in 2026.

Our year-over-year earnings growth is the clearest measure of progress we can offer our shareholders, and we are optimistic that our improving financial position will fuel a stronger stock price in the future. Additionally, our tangible book value per share experienced growth in 2025, increasing by 12.9% to $6.39, during the past year. Consistent growth of tangible book value per share is also an important contributor to longer term value creation for a community bank.

WEALTH MANAGEMENT PARTNERSHIPS

Wealth management, which represents approximately 30% of our revenue, was another area of notable success in 2025. We signed a new consulting agreement with SB Value Partners L.P. (SBV) to help grow and optimize the $2.6 billion of customer assets under administration in our trust and wealth management business. The first phase of the engagement ended with meaningful restructuring, including cost savings, to improve the efficiency of this important business.

Another critically important outcome from this engagement was a new strategic alliance that we have formed with Federated Hermes Inc., a leading global investment management company headquartered in Pittsburgh. By forming this alliance with Federated Hermes, we can now offer our individual and institutional wealth management customers best in class investment research and options, strengthening our ability to meet their long-term financial goals. Since the end of 2025, we have already moved over $400 million of customer investments to the Federated Hermes platform further strengthening this relationship which is beneficial for both parties.





J. Michael Adams, Jr.
Chairman

Jeffrey A. Stopko
President & CEO

OUR UNIQUE LABOR PARTNERSHIP

AmeriServ Financial Bank is one of only two union banks in the United States publicly traded on NASDAQ. Nearly half of our employees are members of the United Steelworkers of America (USW). We value our partnership with the USW and view this as a strategic differentiator in the community banking space. In October 2025, the Bank and our union partner agreed on a new four-year labor contract running through October 2029. The agreement reflects the strong working relationship we have built together and ensures stability as we execute on our long-term strategy of further advancing our important union business development program.

OUR PEOPLE AND COMMUNITIES

AmeriServ is a traditional community bank. Our employees live and work in the communities we serve, and that connection is a valuable asset. We remain disciplined in our hiring and committed to cultivating a workplace rooted in trust, empowerment, and growth.



Our loan-to-deposit ratio remains a strong 83%, and the loyalty of our customers continues to be one of our greatest strengths.

A Message to Our Shareholders.

In 2025, we continued supporting the communities we call home. For example, our senior leadership is active on many non-profit boards in our region such as JARI which is the leading economic development organization serving the business community within Cambria and Somerset Counties in Western Pennsylvania. We also continued our sponsorship of the popular annual AmeriServ Music Festival held in Johnstown for the 32nd consecutive year.

We also presented our third free Security Summit held on the University of Pittsburgh at Johnstown campus. This seminar included presentations on artificial intelligence, cybersecurity, fraud awareness, and cryptocurrency from experts in their respective fields. The goal of these presentations was to educate our customers, both consumers and businesses, on tactics used by cyber criminals to extort information or money from their victims. Seminar attendance was again excellent, and we received favorable comments from the audience regarding its educational value.

This year has also brought sadness to our organization as we mourn the passing of two esteemed former members of our Board of Directors, whose dedication and commitment shaped our path forward – Allan Dennison and Craig Ford. Allan served as President and CEO of AmeriServ Financial Bank before being named

to the Board of Directors in 2012. He assumed the role of Chairman of the Board in 2019 and officially retired from a long and successful banking career in 2023. Craig Ford's banking career spanned 68 years and included numerous leadership positions and accolades during that time. He joined AmeriServ Financial Bank in 2002 as President and CEO and from 2003 – 2019 served as Chairman of the Board. Though their paths were distinct, both Allan and Craig shared a deep commitment to our mission, inspiring those around them with their integrity, generosity, and vision. They will be missed for their commitment and dedication to our company.

LOOKING AHEAD

Internally, our most significant undertaking in 2026 will be a transformative migration of our core banking technology infrastructure. This project will modernize key aspects of our operations and customer experience and deliver greater automation and enhanced fraud prevention and cybersecurity.

Throughout 2026, we will carefully monitor economic and market conditions and diligently focus on building value for all of our key stakeholder groups. We also view recent regulatory relief initiatives in the banking industry as a positive development that gives community banks like ours greater flexibility in pursuing our strategic goals.

We will continue to diligently focus on maintaining a safe bank with sound asset quality, strong capital, and good liquidity. Our Board of Directors and management team believe this focus is critical to creating long-term value for all our key stakeholders—including you, our shareholders, as well as customers, employees and the communities in which we operate. As always, we thank you for your continued support and investment in AmeriServ Financial.

Sincerely,



AmeriServ is a traditional community bank. Our employees live and work in the communities we serve, and that connection is a valuable asset.

J. Michael Adams, Jr.
Chairman

Jeffrey A. Stopko
President & CEO





Operations Review.

WEALTH AND CAPITAL MANAGEMENT

The Power of Partnership

Competing in a world market is more challenging than ever. To meet these challenges successfully, while maintaining the exceptional service to investors, we launched initiatives with two strategic partners in 2025 to help us transition and expand our capabilities.

First, we signed a new consulting agreement with SB Value Partners L.P., one of our largest shareholders, which provides transparent portfolio advisory services and FinTech investing to community financial institutions across the country. The firm specializes in guiding institutions in generating additional ROA and ROE from their investment portfolios and are assisting us in growing and optimizing the $2.6 billion assets under administration in our trust and wealth management business.

Another critically important outcome from this engagement was forming a strategic alliance with Federated Hermes Inc., a leading global investment management company headquartered in Pittsburgh. With offices in New York, London, Boston and Chicago, Federated Hermes has $903 billion in assets under management.

The investment advisory business is becoming increasingly more sophisticated. Many of our competitors possess extensive resources to monitor and lead the way in research, artificial intelligence and idea generation. Through our partnership with Federated Hermes, we now offer our individual and institutional wealth management customers best-in-class investment research and options, strengthening our ability to meet their long-term financial goals.

This alliance resulted only after exhaustive research, comparing multiple strong candidates, and we are confident that we have the best partner in Federated Hermes. We are eager to leverage their resources as we provide trusted investment management to our current and future clients, and enhance value for shareholders, customers, employees and the communities we serve.

Guiding Your Clients to a More Secure Future.

We offer trustee services, in-house investment management, financial planning, and special asset management. With a high level of personal service, our experts can help guide your clients to a more secure future. We have the flexibility to meet when and where it is convenient for you and your clients. Let us be your financial partner for life.

AMERISERV
WEALTH & CAPITAL MANAGEMENT

1-800-837-2265 • AmeriServ.com/wealth

Investment products are not FDIC insured, not guaranteed by the bank, may lose value, are not a bank deposit and are not insured by any federal government agency.

Operations Review.

COMMERCIAL BANKING

Building Capacity, Expanding Opportunity

As we entered 2025, we were approaching our capital threshold and thus limited in our ability to grow our commercial real estate portfolio. Until that corrected, we carefully managed the size of our lending team while providing the same high level of customer service and professionalism our clients have come to expect.

By mid-year, a combination of loan payoffs and consistent funding opportunities drove a turnaround in business results that we sustained through the end of the year. Overall, this growth in both average loans and deposits outstanding demonstrates the strength and loyalty of our customer base.

Small business lending remained a key focus in 2025 as our Retail Sales & Service Associates continued the consultative sales training they began in late 2024. With a year of guiding customers through the small business loan process under their belts, they have an even deeper knowledge to bring to customer conversations this year. We look forward to small business lending growth initiated in and driven by the retail locations, which are the heart and soul of the communities we serve.

With lending and staffing constraints lifted, and frontline employees actively engaged in identifying and generating small business opportunities, we are in a better position to grow in 2026 and beyond. Not only does our expanded staff have more room to lend, but we can now implement our plan to diversify the portfolio with additional commercial and industrial clients. As in all years, we will pay close attention to the national economic and political climate so we can remain nimble, pivot as needed and continue to grow our client's businesses as well as our own.

RETAIL BANKING

Enhancing the Customer Experience

Our tellers returned for Retail Sales and Service Associate (RSSA) training to stay abreast of retail banking trends and hone their listening and consultative skills. This successful program has helped us to sustain our reputation for exceptional service. Indeed, customers report they feel as if they have their own personal banker to advise them on the bank's varied products and services.



Our tellers returned for Retail Sales and Service Associate (RSSA) training to stay abreast of retail banking trends and hone their listening and consultative skills.

While this training focuses on consultative sales, the end result is an employee culture in which the team builds relationships with customers that allow them to anticipate needs, recognize habits and thus notice when something is abnormal or amiss in their customer's banking activity.

One of the ways we are doing this is by continuing to bring new options to retail banking customers. To capitalize on these opportunities, we upgraded and expanded select software platforms throughout the year to support a smoother online and mobile banking experience. To help mitigate the risks, we launched an aggressive effort to address fraud in all its forms, from phishing and account takeovers to online and mobile banking scams.

One key example is our migration to a new online banking software system. Users can easily view the details and history of their banking activity, transact payments and transfers, and complete many other transactions. This new online platform employs layered security controls, such as requiring account holders to successfully complete authentication processes that are commensurate with the rate of risk for remote banking activities.

The majority of consumers prefer to make purchases with online methods instead of physical checks. To help our customers meet this need as safely as possible, we introduced the Zelle electronic person-to-person payment platform to our internet



banking system last year. Whether they use Zelle via our mobile app or online interface, our customers can rest assured that their information is protected with the same technology we use to keep their accounts secure.

Customers who choose to visit our branch locations will find improvements there as well. For example, at each teller window and new accounts desk, we installed telecheck scanners that capture identifying data from driver's licenses and transfer it to a rapid fraud check system. This tool has significantly reduced the risk of fraud, improved efficiency and enhanced security for our customers.

Technology upgrades are a critical weapon in the battle to protect banking customers from scams, cyberattacks and other types of fraud. However, the larger challenge is the task of educating those same customers in ways their own behavior can reduce, eliminate—or greatly increase—their risk.

No matter what position they hold, our staff members are our frontline educators of safe banking behavior. To support their knowledge of the latest cyber threats, we conducted updated fraud training in 2025 for all bank employees. These sessions reinforced the importance of teaching customers why and how to monitor accounts, check credit reports, use strong passwords and multifactor authentication, and other preventive measures.

While 2025 kept us busy with implementing anti-fraud efforts, expanding online banking options and increasing our customer's fraud literacy, we maintained our daily operations with the reliability our community has come to expect. At year's end, we were pleased to report that 2025 was a positive year, and customers retained and built their deposits with us. We look forward to building on this foundation of customer advocacy and satisfaction in 2026.

RETAIL LENDING

Strong Growth in an Uncertain Market

We expected the housing market to be sluggish in 2025, with high mortgage rates and elevated housing costs creating barriers for established as well as first-time homebuyers. To boost our success despite economic conditions, we continued the strategies that worked in 2024 to grow mortgage originations, assist borrowers with debt consolidations and home improvements, and remove barriers for neighbors who need a little help on their path to home ownership. These strategies drove our success with both new and existing accounts.

Customers report they feel as if they have their own personal banker to advise them on the bank's varied products and services.







Operations Review.

Welcome Home!
AMERISERV BANK
OUR FIRST HOME
Home Ownership is Within Reach with AmeriServ's Community Loan Program
It takes good neighbors to help our communities flourish and a bank that offers a loan product designed to put the dream of owning a home within reach. AmeriServ's specialized home loan program can help prospective home buyers make the move from renting to home ownership. Call today to learn more.
Call Debra Bruckman at 412.519.4088 or email debra.bruckman@ameriserv.com
Member FDIC

In everything we do, we focus on growing trusted relationships with the community members we serve. For example, our partnership with Pennsylvania State Education Association (PSEA) continued to flourish during 2025. We expanded the number and scope of PSEA events we attended. We also pursued new union business initiatives throughout the year.

Most importantly, we continued to offer a full slate of mortgage and consumer loan products at highly competitive prices. Our top success story for the year is strong growth in our consumer loan balances, primarily within our Loan In a Line home equity products. Flexibility is key during uncertain economic times, and this innovative product offers our customers the option to use it as a credit line, a fixed-rate loan, or both.

Another successful mortgage product is our Community Loan Program, which assists low- to moderate-income and first-time homebuyers with features including a low down payment, reduced interest rate, and waived origination fee and mortgage insurance requirements, among others.

We market these loans via multiple channels to reach potential borrowers, including continuously seeking opportunities to partner with city, county and other agencies to serve as a participating lender for grant programs that serve first-time home buyers.

We augment the Community Loan Program with free homebuyer education outreach to community groups and organizations, and our team continuously seeks new opportunities to support financial literacy. In 2026, we aim to replicate the success of our current CRA and fair lending initiatives by expanding them to all the markets we serve.

We predict growth for debt consolidation and home improvement lending in 2026. To meet increased demand, we hired loan officers in strategic markets in late fourth quarter 2025 and early first quarter 2026. We will continue building a more robust mortgage sales team and invest in increased promotion of our loan and home equity products in all markets.

Fall in Love Again.
Member FDIC
Have The Day Of Your Dreams.
Use the Equity in Your Home. Ask us How.
AMERISERV BANK

TECHNOLOGY AND SECURITY

Implementing Efficiencies

We entered 2025 with an ambitious schedule of upgrades and enhancements to our technology infrastructure to build on those we implemented in 2024 and support our 2026 migration to a new core banking system. Our overarching goal is to remove friction within the customer experience, improve security and efficiency to support AmeriServ's revenue-generating activities and foster strong partnerships across all lines of business.

Despite the challenges inherent in launching new technology while addressing the ever-evolving cybersecurity and fraud landscape—and maintaining near-zero downtime—our team stepped up and succeeded. From the customer's perspective, the changes were seamless, providing improvements that made banking easier whether they visited a branch location, used a mobile device or logged in from a computer.

In total, we upgraded or implemented nearly 20 systems that are ancillary to our core technology. This includes a new version of our online banking system, which is the "front door" of the AmeriServ experience for both long-term and new customers. We also transitioned our digital payment system from People Pay to Zelle, a trusted option that is used by more than 2,300 banks and credit unions across the United States. We also made improvements to our loan system software.

Technology requires the right hardware to run at peak efficiency. For 140 employees across the entire branch network, that meant receiving new personal computers installed with the latest fully supported version of Windows.

Cyber resilience remained a top priority this year, because planning ahead is the most prudent and cost-effective way to manage external risks. For that reason, we invested resources in earning Sheltered Harbor certification in 2025. By following Sheltered Harbor protocols, we are able to protect customer data during a national or worldwide



In total, we upgraded or implemented nearly 20 systems that are ancillary to our core technology.



Zelle® is an easy way to send money to people you know and trust.

AMERISERV.COM/ZELLE

AmeriServ Bank, Member FDIC.

Operations Review.



When our long-awaited new technology infrastructure goes live mid-year, customers within and outside our walls will notice a speedier, more user-friendly banking experience that offers more options and security.

technology disruption caused by a cyber incident. Even if all critical systems and backups fail, we will be able to restore critical business services.

Fraud is disruptive to our normal operations because it is unpredictable and must be resolved in real time. As part of the ancillary system upgrade, we added new fraud detection tools to our core system for both retail and business customers. We will augment these tools when the new core is installed in 2026, along with reinstating the option to open accounts online, a practice we discontinued due to heightened fraud risk. A teller capture system will be implemented as well, with customer transactions fed to the core system in real time rather than in delayed batch feeds.

When our long-awaited new technology infrastructure goes live mid-year, customers within and outside our walls will notice a speedier, more user-friendly banking experience that offers more options and security. In 2025, we focused on bringing all hardware, ancillary software and platforms up to date so that when the new core goes live, all other systems will be ready to serve our customers, too.

And so will we.

COMMUNITY

Investing in Education, Security, and Local Quality of Life

Being a neighbor means earning trust every day, and in May 2025, our community let us know we're doing just that. AmeriServ was named Best of Johnstown in the Johnstown Tribune-Democrat's annual contest, where local consumers vote for their favorite service providers across local industries. AmeriServ was voted "Best Bank."

We want our neighborhoods to be safe and prosperous places. Today, that means protecting our community from online and digital threats. To that end, last year we held two educational cybersecurity awareness events open to the public at no charge. The first-ever CyberSecurity Summit, held in May at the University of Pittsburgh at Johnstown campus, welcomed individual consumers and businesses alike. The half-day event featured expert keynote speakers from the Cybersecurity and Infrastructure Security Agency (CISA) and the FBI, as well as local educators from St. Francis University. The event was so well attended that we followed it with a second session in October, during Cybersecurity Awareness Month, to build on topics of interest



As part of the ancillary system upgrade, we added new fraud detection tools to our core system for both retail and business customers.

and address emerging threats. Sessions covered a range of timely subjects including protecting your children from cybercrime, elder abuse and cyber fraud prevention, how to protect your home network and personal devices, and more.

Along with cybersecurity knowledge, financial literacy sits at the heart of our customer education efforts. Through our partnership with Banzai, an education-based financial literacy platform, we've built a robust online library covering topics like budgeting, navigating life changes, how to save, and running a business, all available on our website. Youth-focused outreach is a critical part of these efforts. Through an interactive Banzai-powered education platform we provide to local schools, students in their formative years gain real-world financial knowledge and practical life skills, including lessons on saving money, soft skills, and internet safety. It's an engaging, hands-on way to help the next generation start on solid financial footing.

Making financial knowledge accessible to everyone 24/7 is the spirit behind Bank Chats, our podcast now in its third full year of production, with a library expanded to more than 57 episodes. From its launch through December 2025, episodes have been downloaded more than 3,500 times on traditional podcast platforms and accumulated over 8,700 views on our YouTube channel. Guests have included AmeriServ employees, college professors, a member of Dave Ramsey's team, and a member of Olympic Team USA. All episodes are available free of charge at AmeriServ.com, YouTube, and all major podcast streaming platforms.

We live alongside our customers, and we believe vibrant communities deserve great places to gather. As title sponsor of the AmeriServ Flood City Music Festival, held annually in July, we've proudly supported this regional celebration for more than three decades. In 2025, the festival



broke attendance records, featuring well-known artists like Government Mule and Andy Frasco and the U.N. We're proud to be part of the arts and music movement that makes our community destinations worth celebrating. We also sponsor the Sunday Summer Concerts at the Roxbury Bandshell, a free public concert series that



Being a neighbor means earning trust every day, and in May 2025, our community let us know we're doing just that.







Operations Review.

JOIN US IN THE FIGHT AGAINST BREAST CANCER
This October, when you open an AmeriServ checking or savings account, we will donate $25 to the Joyce Murtha Breast Care Center.
AMERISERV
BANKING FOR LIFE

gives local artists a stage to share their craft. Our ongoing support of the Bandshell contributes to the preservation of a true historical landmark — an outdoor stone amphitheater built in 1939 as part of Roosevelt's Works Progress Administration, and one of the last remaining of its kind in the United States.

Giving back means showing up for our neighbors during times of health uncertainty. In October, AmeriServ continued its long-standing support of the Joyce Murtha Breast Care Center, bringing our total contribution to $30,000 over the five years since this program began. Each October, when customers open a new account, we donate $25 per account to the Care Center. These funds help ensure that patients who might otherwise delay or forgo vital treatment due to financial hardship can access the care they need.

For many people, the spirit of community deepens at the close of the year. During the holiday season, we reached out to lend a helping hand to the children in our communities by making charitable donations to organizations that provide before- and after-school programs, learning opportunities, and a variety of vital resources and services for families. Investing in our neighborhoods means supporting the next generation, today and every day, and a key way we fulfill our mission of "Banking for Life."

We want our neighborhoods to be safe and prosperous places.

THE JOY OF THE SEASON

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(MARK ONE)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2025

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

FOR THE TRANSITION PERIOD FROM TO

COMMISSION FILE NUMBER 0-11204

AMERISERV FINANCIAL, INC.

(Exact name of registrant as specified in its charter)

PENNSYLVANIA (State or other jurisdiction of incorporation or organization)	**25-1424278** (I.R.S. Employer Identification No.)
MAIN & FRANKLIN STREETS, P.O. BOX 430, JOHNSTOWN, PENNSYLVANIA (Address of principal executive offices)	**15907-0430** (Zip Code)

Registrant's telephone number, including area code **(814) 533-5300**

Securities registered pursuant to Section 12(b) of the Act:

Title Of Each Class	Trading Symbol	Name of Each Exchange On Which Registered
Common Stock, Par Value $0.01 Per Share	ASRV	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See definitions of "large accelerated filer," " accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☒
			Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). ☐ Yes ☒ No

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter. The aggregate market value was $46,410,960 as of June 30, 2025.

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date. There were 16,964,267 shares outstanding as of March 13, 2026.

DOCUMENTS INCORPORATED BY REFERENCE.

None

FORM 10-K INDEX

		Page No.
PART I		
Item 1.	Business	3
Item 1A.	Risk Factors	13
Item 1B.	Unresolved Staff Comments	13
Item 1C.	Cybersecurity	13
Item 2.	Properties	15
Item 3.	Legal Proceedings	15
Item 4.	Mine Safety Disclosures	15
PART II		
Item 5.	Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	16
Item 6.	[Reserved]	16
Item 7.	Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations	17
Item 7A.	Quantitative and Qualitative Disclosures about Market Risk	37
Item 8.	Consolidated Financial Statements and Supplementary Data	38
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	99
Item 9A.	Controls and Procedures	99
Item 9B.	Other Information	99
Item 9C.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	99
PART III		
Item 10.	Directors, Executive Officers, and Corporate Governance	100
Item 11.	Executive Compensation	107
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	123
Item 13.	Certain Relationships and Related Transactions, and Director Independence	124
Item 14.	Principal Accountant Fees and Services	125
PART IV		
Item 15.	Exhibits, Financial Statement Schedules	127
	Signatures	130

PART I

ITEM 1. BUSINESS

GENERAL

AmeriServ Financial, Inc. (the Company) is a bank holding company organized under the Pennsylvania Business Corporation Law. The Company became a holding company upon acquiring all of the outstanding shares of AmeriServ Financial Bank (the Bank) in January 1983. When used in this report, the "Company" may refer, depending on the context, to AmeriServ Financial, Inc. individually or AmeriServ Financial, Inc. and its direct subsidiary.

The Company's principal activities consist of owning and operating its wholly owned subsidiary entity. At December 31, 2025, the Company had, on a consolidated basis, total assets, deposits, and shareholders' equity of $1.5 billion, $1.2 billion, and $119.3 million, respectively. The Company and its subsidiary derive substantially all of their income from banking, bank related services, and trust and wealth management related services. The Company functions primarily as a coordinating and servicing unit for its subsidiary entity in general management, accounting and taxes, loan review, internal audit, investment accounting, marketing and risk management.

As a bank holding company, the Company is subject to supervision and regular examination by the Federal Reserve Bank of Philadelphia and the Pennsylvania Department of Banking and Securities (PDB). The Company is also under the jurisdiction of the Securities and Exchange Commission (SEC) for matters relating to registered offerings and sales of its securities under the Securities Act of 1933, as amended, and the disclosure and regulatory requirements of the Securities Exchange Act of 1934, as amended. The Company's common stock is listed on The NASDAQ Stock Market under the trading symbol "ASRV," and the Company is subject to the NASDAQ rules applicable to listed companies.

AMERISERV FINANCIAL BANK

The Bank is a state bank chartered under the Pennsylvania Banking Code of 1965, as amended (Banking Code). Through 16 branch locations in Allegheny, Cambria, Centre, Somerset, and Westmoreland counties, Pennsylvania and Washington county, Maryland, the Bank conducts a general banking business. It is a full-service bank offering (i) retail banking services, such as demand, savings and time deposits, checking accounts, money market accounts, secured and unsecured consumer loans, mortgage loans, safe deposit boxes, holiday club accounts, and money orders; and (ii) lending, depository and related financial services to commercial, industrial, financial, and governmental customers, such as commercial real estate (CRE) mortgage loans, short and medium-term loans, revolving credit arrangements, lines of credit, inventory and accounts receivable financing, real estate construction loans, business savings accounts, time deposits, wire transfers, night depository, and lock box services. The Bank also operates 17 automated bank teller machines (ATMs) through its 24-hour banking network that are linked with NYCE, a regional ATM network, and CIRRUS, a national ATM network. AmeriServ Wealth Advisors, Inc. (AWA), a SEC-registered investment advisor, is a subsidiary of the Bank. The Company also operates loan production offices (LPOs) in Altoona and Wilkins Township in Pennsylvania.

The AmeriServ Wealth and Capital Management division of the Bank focuses on wealth management and administers assets valued at approximately $2.7 billion that are not recognized on the Company's balance sheet at December 31, 2025. Wealth management includes personal trust products and services such as personal investment portfolio management, estate planning and administration, custodial services and pre-need trusts, as well as institutional trust products and services such as 401(k) plans, defined benefit and defined contribution employee benefit plans, and individual retirement accounts. The division also includes financial services, which provide the sale of mutual funds, annuities, and insurance products. AmeriServ Wealth and Capital Management also offers the union collective investment funds, the ERECT Funds, which are designed to use union pension dollars in construction projects that utilize union labor.

We believe that the loss of one depositor or a related group of depositors would not have a materially adverse effect on the Bank's business. The Bank's business is not seasonal, nor does it have any risks attendant to foreign sources. A significant majority of the Bank's customer base is located within a 250-mile radius of Johnstown, Pennsylvania, the Bank's headquarters.

The Bank is subject to supervision and regular examination by the Federal Reserve Bank of Philadelphia and the PDB. Various federal and state laws and regulations govern many aspects of its banking operations. The following is a summary of key data (dollars in thousands) and ratios of the Bank at December 31, 2025:

AmeriServ Financial Bank	Johnstown, PA
Total Assets	$ 1,449,813
Total Investment Securities (net of allowance for credit losses) and Trading Securities	251,950
Total Loans and Loans Held for Sale (net of unearned income)	1,032,968
Total Deposits	1,249,609
Total Net Income	8,640
Asset Leverage Ratio	9.32 %
Return on Average Assets	0.60
Return on Average Equity	6.45
Total Full-Time Equivalent Employees	274

RISK MANAGEMENT OVERVIEW

Risk identification and management are essential elements for the successful management of the Company. In the normal course of business, the Company is subject to various types of risk, which includes credit, interest rate and market, liquidity, operational, legal/compliance, strategic/reputational and security risk. The Company seeks to identify, manage and monitor these risks with policies, procedures, and various levels of oversight from the Company's Board of Directors (the Board) and management. The Company has a Management Enterprise Risk Committee with Board of Director representation to help manage and monitor the Company's risk position, which is reported formally to the Board, at a minimum, on a semi-annual basis.

Interest rate risk is the sensitivity of net interest income and the market value of financial instruments to the magnitude, direction, and frequency of changes in interest rates. Interest rate risk results from various repricing frequencies and the maturity structure of assets and liabilities. The Company uses its Asset/Liability Management Policy to monitor and manage interest rate risk.

Liquidity risk represents the inability to generate cash or otherwise obtain funds at reasonable rates to satisfy commitments to borrowers, as well as the obligations to depositors, debtholders and the funding of operating costs. The Company uses its Asset/Liability Management Policy and Contingency Funding Plan to monitor and manage liquidity risk.

Credit risk represents the possibility that a customer may not perform in accordance with contractual terms resulting in an economic loss to the organization. Credit risk results from extending credit to customers, purchasing securities, and entering into certain off-balance sheet loan funding commitments. The Company's primary credit risk occurs in the loan portfolio with limited credit risk within the investment portfolio due to holdings of corporate and municipal securities. The Company uses its Credit Policy and a disciplined approach to evaluate the adequacy of the allowance for credit losses (the ACL) in order to monitor and manage credit risk. The Company's Investment Policy and Hedging Policy seek to limit the amount of credit risk that may be assumed in the investment portfolio and through hedging activities.

A significant portion of the Company's loan portfolio consists of commercial real estate loans, including owner occupied properties, non-owner-occupied properties, and other commercial properties. These types of loans are generally viewed as having more risk of default than residential real estate loans and depend on cash flows from the owner's business or the property's tenants to service the debt. The borrower's cash flows may be affected significantly by general economic conditions, a downturn in the local economy or in occupancy rates in the market where the property is located, any of which could increase the likelihood of default. Commercial real estate loans also typically have larger loan balances, and therefore, the deterioration of one or a few of these loans could cause a significant increase in the percentage of the Company's non-performing loans. An increase in non-performing loans could result in a loss of earnings from these loans, an increase in the provision for credit losses for loans, and an increase in charge-offs, all of which could have a material adverse effect on the Company's business, financial condition, and results of operations.

The banking regulatory agencies have expressed concerns about weaknesses in certain sectors of the current commercial real estate market. Banking regulators generally give commercial real estate lending greater scrutiny and may require banks with higher levels of commercial real estate loans to implement enhanced risk management practices, including stricter underwriting, internal controls, risk management policies, more granular reporting, and portfolio stress testing, as well as possibly higher levels of allowances for credit losses and capital levels as a result of commercial real estate lending growth and exposures. If the Company's banking regulators determine that our commercial real estate lending activities are particularly risky and are subject to such heightened scrutiny, the Company may incur significant additional costs or be required to restrict certain of our commercial real estate lending activities. Furthermore, failures in the Company's risk management policies, procedures and controls could adversely affect our ability to manage this portfolio going forward and could result in an increased rate of delinquencies in, and increased losses from, this portfolio, which could have a material adverse effect on the Company's business, financial condition, and results of operations.

The following summarizes and describes the Company's various loan categories, and the underwriting standards applied to each:

COMMERCIAL LOANS

This category includes credit extensions to commercial and industrial borrowers. Business assets, including accounts receivable, inventory and/or equipment, typically secure these credits. The commercial loan segment includes commercial loans secured by owner occupied real estate. In appropriate instances, extensions of credit in this category are subject to collateral advance formulas. Balance sheet strength and profitability are considered when analyzing these credits, with special attention given to historical, current and prospective sources of cash flow, and the ability of the customer to sustain cash flow at acceptable levels. The Bank's policy permits flexibility in determining acceptable debt service coverage ratios. Personal guarantees are frequently required; however, as the financial strength of the borrower increases, the Bank's ability to obtain personal guarantees decreases. In addition to economic risk, this category is impacted by the strength of the borrower's management, industry risk and portfolio concentration risk each of which are also monitored and considered during the underwriting process.

COMMERCIAL LOANS SECURED BY NON-OWNER OCCUPIED REAL ESTATE

This category includes various types of loans, including acquisition and construction of investment property. Maximum term, minimum cash flow coverage, leasing requirements, maximum amortization and maximum loan to value ratios are controlled by the Bank's Credit Policy and follow industry guidelines and norms, and regulatory limitations. Personal guarantees are frequently required on CRE loans, especially if there is a speculative component to the credit. In addition to economic risk, this category is subject to geographic and portfolio concentration risk, each of which are monitored and considered in underwriting.

The Company utilizes a robust and diligent risk management framework to monitor the non-owner occupied commercial real estate segment of the portfolio. This analysis considers more forward-looking credit metrics such as stress test results and underwriting trend data, coupled with risk tolerance and concentration guidelines. Specifically, management has implemented and continues to maintain heightened risk management procedures and prudent underwriting criteria with respect to its commercial real estate portfolio. Loan monitoring practices include but are not limited to periodic stress testing analysis to evaluate changes to cash flows, collateral values and theoretical impact to capital. A robust semi-annual risk assessment of the commercial real estate portfolio is also conducted to evaluate the quality and trends in key underwriting metrics such as debt service coverage ratios, loan-to-value ratios, etc., as well as analyzing market data for both significant segments of the portfolio and segments perceived to evidence heightened risk. The process is intended to allow identification of emerging risk, in part, to determine any future change to lending policy, underwriting practices or broader lending strategy prior to any indication of performance deterioration.

The commercial real estate loan segment includes the non-owner occupied commercial real estate loan classes of retail, multi-family, and other. At December 31, 2025, the Bank's non-owner occupied commercial real estate loan concentration stood at 352% of total regulatory capital. It should be noted that this ratio decreased from 379% at December 31, 2024, due to contraction in non-owner occupied commercial real estate loan balances combined with an increase in total regulatory capital between years. Further, non-owner occupied commercial real estate loans represented 50.4% and 51.3% of total loans as of December 31, 2025 and 2024, respectively.

The following table presents our non-owner occupied commercial real estate loan portfolio by property type.

	DECEMBER 31, 2025			
	COMMERCIAL REAL ESTATE (NON-OWNER OCCUPIED) - RETAIL	COMMERCIAL REAL ESTATE (NON-OWNER OCCUPIED) - MULTI-FAMILY	OTHER COMMERCIAL REAL ESTATE (NON-OWNER OCCUPIED)	TOTAL
		(IN THOUSANDS)		
1-4 unit residential	$ —	$ —	$ 24,258	$ 24,258
Multi-family	—	114,179	—	114,179
Mixed use - apartments & retail/office	—	16,906	—	16,906
Retail strip plaza	62,500	—	—	62,500
Mall	3,228	—	—	3,228
Major shopping center with anchor tenants	30,396	—	—	30,396
Commercial office - urban	—	—	15,065	15,065
Commercial office - suburban	—	—	19,821	19,821
Hotel/motel	—	—	35,941	35,941
Retail/service shops	75,406	—	—	75,406
Personal care/hospital/medical office	—	—	20,914	20,914
Manufacturing/warehouse	—	—	85,974	85,974
Other	—	—	1,032	1,032
Land acquisition and development	—	—	14,930	14,930
Total	$ 171,530	$ 131,085	$ 217,935	$ 520,550

RESIDENTIAL MORTGAGES

This category includes mortgages that are secured by residential property. Underwriting of loans within this category is pursuant to Fannie Mae underwriting guidelines, with the exception of Community Loan Program loans, which have specialized internal loan program standards. The major risk in this category is that a significant downward economic trend would increase unemployment and cause payment default. The Bank does not engage, and has never engaged, in subprime residential mortgage lending.

Secondary Market Activities

The residential lending department of the Bank originates one-to-four family mortgage loans for customers, some of which are sold to outside investors in the secondary market and some of which are retained for the Bank's portfolio. Mortgages sold in the secondary market are sold to investors on a "flow" basis; mortgages are priced and delivered on a "best efforts" pricing basis, with servicing released to the investor. As previously stated above, Fannie Mae guidelines are used in underwriting all mortgages with the exception of a limited amount of Community Reinvestment Act (CRA) loans and internal special programs. Mortgages with longer terms, such as 30-year, FHA, and VA loans, are usually sold. The remaining production of the department includes construction, adjustable-rate mortgages, and quality non-salable loans. These loans are usually kept in the Bank's portfolio.

CONSUMER LOANS

This category includes consumer installment loans and revolving credit plans. A meaningful portion of this portfolio consists of home equity loans secured by residential real estate. Underwriting is pursuant to industry norms and guidelines. The major risk in this category is a significant economic downturn.

INVESTMENTS

The strategic focus of the investment securities portfolio is managed for liquidity and earnings in a prudent manner that is consistent with proper bank asset/liability management and current banking practices. The objectives of portfolio management include consideration of proper liquidity levels, interest rate and market valuation sensitivity, and profitability. The investment portfolio of the Company and its subsidiary are proactively managed, including in accordance with federal and state laws and regulations and in accordance with generally accepted accounting principles (GAAP). All holdings must meet standards documented in Investment Policy, unless otherwise approved by the Company's CEO or the Asset/Liability Management Committee.

The investment portfolio is primarily made up of highly rated agency mortgage-backed securities, high quality corporate securities, municipal securities, and agency securities. Management strives to maintain a portfolio duration that is less than 60 months.

Investment securities classified as held to maturity are carried at amortized cost while investment securities classified as available for sale are reported at fair market value with unrealized aggregate appreciation/depreciation excluded from income and credited/charged to accumulated other comprehensive income (loss) within shareholders' equity on a net of tax basis. The Company measures current expected credit losses on debt securities in accordance with ASC 326, *Financial Instruments – Credit Losses*. See Note 1 within the Notes to Consolidated Financial Statements for information regarding the Company's calculation of the allowance for credit losses on both the held to maturity and available for sale investment securities portfolios.

The following table sets forth the weighted average yield for each type of investment security and range of maturity as of December 31, 2025. Yields are not presented on a tax-equivalent basis but are based upon the cost basis and are weighted for the scheduled maturity.

Investment securities available for sale:

	AT DECEMBER 31, 2025				
	U. S. AGENCY	MUNICIPAL	CORPORATE BONDS	U.S. AGENCY MORTGAGE-BACKED SECURITIES	TOTAL INVESTMENT SECURITIES AVAILABLE FOR SALE
Within 1 year	— %	3.52 %	5.50 %	— %	5.34 %
After 1 year but within 5 years.	1.71	2.49	6.72	3.40	5.23
After 5 years but within 10 years	1.67	4.62	6.20	2.98	5.53
Over 10 years	2.73	4.89	6.03	3.52	3.57
Total.	1.91	3.65	6.25	3.50	4.24

Investment securities held to maturity:

	AT DECEMBER 31, 2025				
	U. S. AGENCY	MUNICIPAL	CORPORATE BONDS AND OTHER	U.S. AGENCY MORTGAGE-BACKED SECURITIES	TOTAL INVESTMENT SECURITIES HELD TO MATURITY
Within 1 year	— %	3.61 %	5.18 %	— %	4.26 %
After 1 year but within 5 years.	—	3.33	—	—	3.33
After 5 years but within 10 years	2.01	2.82	6.80	3.89	3.08
Over 10 years	—	3.50	—	4.44	4.43
Total.	2.01	3.13	6.13	4.42	3.85

Finally, securities classified as trading assets are purchased with the intent of selling them in the near term (less than 30 days) to generate profits from short-term changes in price. Trading securities are reported at fair value with unrealized gains and losses included in income. The Company participates in limited trading activity.

DEPOSITS

The Bank believes it has a stable core deposit base made up of traditional commercial bank products that exhibit modest fluctuation during the year, other than jumbo certificates of deposit and certain municipal deposits, which demonstrate some seasonality. The Company also utilizes certain AmeriServ Wealth and Capital Management specialty deposits related to the ERECT funds as a funding source, which serve as an alternative to wholesale borrowings and can exhibit some limited degree of volatility. The Company does not use brokered deposits as a funding source.

The following table sets forth the average balance of the Company's deposits and average rates paid thereon for the past two calendar years:

	2025		2024	
	(IN THOUSANDS, EXCEPT PERCENTAGES)			
Demand:				
Non-interest bearing	$ 174,295	— %	$ 178,686	— %
Interest bearing	249,972	1.75	225,741	1.88
Savings	121,945	0.10	120,231	0.10
Money market	324,166	2.36	314,138	2.77
Time deposits (1)	365,700	3.64	330,013	3.75
Total deposits	$ 1,236,078	2.06 %	$ 1,168,809	2.18 %

(1) Time deposits include certificates of deposit (CDs) and individual retirement accounts (IRAs).

The Federal Deposit Insurance Corporation (FDIC) is an independent agency of the United States government that protects bank depositors against loss. The Bank is an FDIC-insured institution; therefore, deposits are insured up to the standard insurance amount of $250,000 per depositor. As of December 31, 2025 and 2024, the estimated amount of uninsured deposits was $476.2 million and $435.7 million, respectively. The estimate of uninsured deposits was done at a single account level and does not take into account total customer balances in the Bank. It should be noted that approximately 60% of these uninsured deposits relate to public funds from municipalities, government entities, and school districts which by law are required to be collateralized with investment securities or FHLB letters of credit to protect these depositor funds.

The maturities on CDs with balances that exceed the FDIC insurance limit of $250,000 as of December 31, 2025 are as follows:

	(IN THOUSANDS)
MATURING IN:	
Three months or less	$ 52,141
Over three through six months	34,631
Over six through twelve months	28,517
Over twelve months	26,218
Total	$ 141,507

MONETARY POLICIES

Commercial banks are affected by the policies of various regulatory authorities including the Board of Governors of the Federal Reserve System (the Federal Reserve). An important function of the Federal Reserve is to regulate the national supply of bank credit. Among the instruments of monetary policy used by the Federal Reserve are open market operations in U.S. Government securities, changes in the federal funds rate and discount rate on member bank borrowings, and changes in reserve requirements on bank deposits. These means are used in varying combinations to influence overall growth of bank loans, investments, and deposits, and may also affect interest rate charges on loans or interest paid for deposits. The monetary policies of the Federal Reserve have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future.

COMPETITION

The Company faces strong competition from large national and regional banks, other community banks, credit unions, savings and loan associations, securities and brokerage companies, mortgage companies, insurance companies, finance companies, money market mutual funds, fintech companies, and other non-bank financial service providers, many of which have greater financial, marketing and technological resources than us. Many of these competitors are not subject to the same regulatory restrictions that we are and may be able to compete more effectively as a result. As the financial services industry continues to consolidate, the scope of potential competition affecting the Company will also increase. Brokerage houses, consumer finance companies, insurance companies, financial technology firms, and pension trusts are important competitors for various types of financial services. Personal and corporate trust investment counseling services are offered by insurance companies, other firms, and individuals. In addition, some of these competitors, such as credit unions, are subject to a lesser degree of taxation than that imposed on the Company.

Technology and other changes are allowing consumers and businesses to complete financial transactions that historically have involved banks through alternative methods. For example, the wide acceptance of internet-based commerce has resulted in a number of alternative payment processing systems and lending platforms in which banks play only minor roles. Customers can also maintain funds in prepaid debit cards or digital currencies and pay bills and transfer funds directly without the direct assistance of banks. The diminishing role of banks as financial intermediaries has resulted and could continue to result in the loss of fee income, as well as the loss of customer deposits and the related income generated from those deposits. Emerging technologies, such as artificial intelligence (including machine learning, generative artificial intelligence and agentic artificial intelligence tools) and quantum computing, have the potential to intensify competition and accelerate disruption in the financial services industry.

While the Company does not offer products relating to digital assets, including cryptocurrencies, stablecoins and other similar assets, there has been a significant increase in digital asset adoption globally over the past several years. Certain characteristics of digital asset transactions, such as the speed with which such transactions can be conducted, the ability to transact without the involvement of regulated intermediaries, the ability to engage in transactions across multiple jurisdictions, and the anonymous nature of the transactions, are appealing to certain consumers notwithstanding the various risks posed by such transactions. Accordingly, digital asset service providers, which, at present, are not subject to the same degree of scrutiny and oversight as banking organizations and other financial institutions, are becoming active competitors to more traditional financial institutions.

MARKET AREA & ECONOMY

The year 2025 was extraordinary for the economy and the markets. Sweeping tariffs, a cooling labor market, rising consumer prices, a prolonged U.S. federal government shutdown, turmoil in the Middle East, and the ongoing Russia/Ukraine war were some of the many factors that should have signaled economic contraction and a downturn in the stock market. Yet, the opposite occurred. The 2025 market and economy were characterized by record-breaking resilience and significant policy shifts. The U.S. economy and major stock indexes delivered a third consecutive year of double-digit gains. The S&P 500 rose 16.4%, a third consecutive double-digit annual increase. The U.S. Treasury 10-year yield fell 40-basis points to 4.17%. Tariffs did not trigger feared recession or significant inflation. Anticipation of global tariffs caused the Gross Domestic Product (GDP) to retreat in the first quarter of 2025 before a strong second and third quarters. Real GDP increased by 2.2% for the full year, largely driven by strong consumer spending, which represented a slight deceleration from 2024's 2.8%, though the third quarter of 2025 saw a standout annualized growth of 4.3%. The Federal Reserve executed three interest rate cuts (25-basis points each), bringing the target range to 3.50% to 3.75% by December 2025. Inflation remained "sticky" but trended downward, with the Consumer Price Index ending the year at approximately 2.7%. Regarding the labor market, hiring slowed to its lowest non-recession pace in two decades, with unemployment edging higher to end the year at 4.6%.

Johnstown, Pennsylvania, where the Company is headquartered, continues to have a cost of living that is lower than the national average. Johnstown is home to The University of Pittsburgh at Johnstown, Pennsylvania Highlands Community College and Conemaugh Health System. The high-tech defense industry is the main non-health care staple of the Johnstown economy, with the region fulfilling many federal government contracts, punctuated by one of the premier defense trade shows in the U.S., the annual Showcase for Commerce. The city also hosts annual events such as the Flood City Music Festival that attracts several thousand visitors. The Johnstown, PA MSA unemployment rate increased from a 4.1% average in 2024 to a 4.8% average in 2025. A declining population trend creates a growth challenge moving forward.

Economic conditions are stronger in the State College market and mirror economic conditions experienced in the national economy. The community is a college town, dominated economically and demographically by the presence of the University Park campus of the Pennsylvania State University. "Happy Valley" is another often-used term to refer to the State College area, including the borough and the townships of College, Harris, Patton, and Ferguson. The unemployment rate for the State College MSA increased from a 2.7% average in 2024 to a 3.2% average in 2025 and remains one of the lowest of all regions in the Commonwealth. A large percentage of the population in State College falls into the 18- to 24-year-old age group, while potential customers in the Cambria/Somerset markets tend to be over 50 years of age.

Hagerstown in Washington County, Maryland offers a rare combination of business advantages providing a major crossroads location that is convenient to the entire East Coast at the intersection of I-81 and I-70. It has a workforce of approximately 400,000 with strengths in manufacturing and technology. It also offers an affordable cost of doing business and living, all within an hour of the Washington, D.C./Baltimore regions. There are also plenty of facilities and land slated for industrial/commercial development. Hagerstown has become a choice location for manufacturers, financial services, and distribution companies. The Hagerstown, MD-Martinsburg, WV MSA unemployment rate increased from a 3.3% average in 2024 to a 3.8% average in 2025.

The Company also has loan production offices in Wilkins Township in Allegheny County and Altoona in Blair County, Pennsylvania. Wilkins Township in Allegheny County, Pennsylvania is located 15 miles east of the city of Pittsburgh. While the city is historically known for its steel industry, today its economy is largely based on healthcare, education, technology and financial services. The city of Pittsburgh is home to many colleges, universities and research facilities, the most well-known of which are Carnegie Mellon University, Duquesne University and the University of Pittsburgh. Pittsburgh is rich in art and culture. Pittsburgh museums and cultural sites include the Andy Warhol Museum, the Carnegie Museum of Art, the Frick Art & Historical Center, and Pittsburgh Center for the Arts among numerous others. Pittsburgh is also the home of the Pirates, Steelers and Penguins. The unemployment rate for the Pittsburgh MSA increased from a 3.5% average in 2024 to a 4.0% average in 2025.

Altoona is the business center of Blair County, Pennsylvania with a strong retail, government and manufacturing base. The top field of employment in Altoona and the metro area is healthcare. Its location along I-99 draws from a large trade area over a wide geographic area that extends to State College and Johnstown. It serves as the headquarters for Sheetz Corporation, which ranks on Forbes' list of the top privately owned companies. In addition to being located adjacent to I-99 and a major highway system, Altoona also has easy access to rail and air transportation. The average unemployment rate in the Altoona MSA increased from 3.3% in 2024 to 4.0% in 2025.

HUMAN CAPITAL RESOURCES

The Company's long-term growth and success also depends on its ability to attract, develop and retain a high-performing workforce that represents the communities in which we operate. The Company strives to provide a work environment that promotes collaboration, productivity, and employee engagement, which in turn drives both employee and customer success, as well as benefits the communities in which the Company does business.

The Company's executive team and the Compensation/Human Resources Committee of the Board of Directors oversee the strategic management of the Company's human capital resources, and the Company's Human Resources Department manages the day-to-day of those resources.

<u>Employee profile</u>

The Company employed 311 people as of December 31, 2025, in full- and part-time positions. Approximately 139 non-supervisory employees of the Company are represented by the United Steelworkers AFL-CIO-CLC, Local Union 2635-06. The Company is under a four-year labor contract with the United Steelworkers Local, which expires on October 16, 2029. The contract calls for annual wage increases of 4% for each of the first three years and 3% for the fourth year of the contract. The Company has not experienced a work stoppage since 1979. Unionization in financial institutions remains exceptionally low with less than 0.25% of banks nationwide being covered by a collective bargaining agreement. This unique unionization situation creates both challenges and opportunities for the Company. The key goals of organized labor are to provide their members with strong wages and benefits, stable jobs, and safe and respectable workplaces. As a result of these key union goals, the Company's salaries and benefit costs are higher than its non-union peers as we offer good wages and strong benefits which include affordable health care and strong retirement benefits with a portion of current union employees participating in a defined benefit pension plan. The Company has consistently viewed its positive union relationships as a potential source of additional revenue. Examples of success in these efforts include the previously mentioned ERECT Funds where the AmeriServ Wealth and Capital Management division is trustee for this $248 million fund whose purpose is to invest in commercial construction projects with the requirement that they utilize union labor. The Bank has also been a preferred mortgage and consumer loan provider for the Pennsylvania State Education Association for 12 years which provides us with the opportunity to expand our lending in these products throughout Pennsylvania. Since the inception of the partnership, the Bank has funded over $350 million in mortgage and consumer loans to unionized teachers and their family members.

Competitive Compensation

As part of the Company's compensation philosophy, market competitive programs are maintained for employees to attract and retain top talent. In addition to competitive base wages, additional programs include health and welfare benefits, a 401(k) plan, flexible spending accounts, paid time off, family leave, and employee assistance programs. Some employees participate in a defined benefit pension plan. In addition, the Company promotes health and wellness by encouraging work-life balance and, where appropriate, offering flexible work schedules. The Company has also adopted a hybrid remote work policy for certain positions.

Talent and Promoting Members from Underrepresented Communities

A core tenet of the Company's talent philosophy is to both develop talent from within and supplement with external hires. Whenever possible, the Company seeks to fill positions by promotion and transfer from within the organization. The Company's talent acquisition team uses internal and external resources to recruit highly skilled and talented candidates; employee referrals are also encouraged.

The Company is dedicated to recruitment and career development practices that support its employees at all levels of the Company. The Company is committed to having a workforce that reflects the communities in which it serves. The Company strives to promote inclusion through defined Company values and behaviors. The Company is focused on sourcing and hiring with fair and equitable approaches, creating an environment where all employees can develop and thrive.

INDUSTRY REGULATION

The financial services industry, and the operation of bank holding companies, is highly regulated by federal and state law, and by numerous regulations adopted by the federal and state banking agencies. Bank regulation affects all aspects of conducting business as a bank, including such major items as minimum capital requirements, limits on types and amounts of investments, loans and other assets, as well as borrowings and other liabilities, and numerous restrictions or requirements on the loan terms and other products made available to customers, particularly consumers. Federal deposit insurance from the Federal Deposit Insurance Corporation (FDIC) is required for all banks in the United States, and maintaining FDIC insurance requires observation of the various rules of the FDIC, as well as payment of deposit insurance premiums. New branches, or acquisitions or mergers, are required to be pre-approved by the responsible agency, which in the case of the Company is the Federal Reserve and the PDB. The Bank provides detailed financial information to its regulators, including a quarterly call report that is filed pursuant to detailed prescribed instructions to ensure that all U.S. banks report the same way. The U.S. banking laws and regulations are frequently updated and amended, especially in response to crises in the financial industry, such as the global financial crisis of 2008, which resulted in the Dodd-Frank Wall Street Reform and Consumer Protection Act enacted in 2010 (the Dodd-Frank Act), a statute affecting many facets of the financial industry. The Economic Growth, Regulatory Relief, and Consumer Protection Act was enacted into law in 2018 and was designed to ease certain restrictions imposed by the Dodd-Frank Act.

While it is impractical to discuss all laws and regulations that regularly affect the business of the Company, set forth below is an overview of some of the major provisions and statutes that apply.

CAPITAL REQUIREMENTS

One of the most significant regulatory requirements for banking institutions is minimum capital, imposed as a ratio of capital to assets. The Federal Deposit Insurance Act, as amended (FDIA), identifies five capital categories for insured depository institutions: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. It requires U.S. federal bank regulatory agencies to implement systems for prompt corrective action for insured depository institutions that do not meet minimum capital requirements based on these categories. Both federal and state banking regulation impose progressively more restrictive constraints on operations, management and capital distributions, depending on the category in which an institution is classified. Unless a bank is well capitalized, it is subject to restrictions on its ability to utilize brokered deposits and on other aspects of its operations. Generally, a bank is prohibited from paying any dividend or making any capital distribution or paying any management fee to its holding company if the bank would thereafter be undercapitalized.

	MINIMUM CAPITAL PLUS BUFFER	WELL CAPITALIZED
Common equity tier 1 capital ratio	7.00 %	6.50 %
Tier 1 capital ratio	8.50 %	8.00 %
Total capital ratio	10.50 %	10.00 %

DIVIDEND RESTRICTIONS

The primary source of cash to pay dividends, if any, to the Company's shareholders and to meet the Company's obligations is dividends paid to the Company by the Bank. Dividend payments by the Bank to the Company are subject to the laws of the Commonwealth of Pennsylvania, the Banking Code, the FDIA and the regulation of the PDB and the Federal Reserve. Under the Banking Act and the FDIA, a bank may not pay any dividends if, after paying such dividends, it would be undercapitalized under applicable capital requirements. In addition to these explicit limitations, the federal regulatory agencies are authorized to prohibit a banking subsidiary or bank holding company from engaging in unsafe or unsound banking practices. Depending upon the circumstances, the agencies could take the position that paying a dividend would constitute an unsafe or unsound banking practice.

It is the policy of the Federal Reserve that bank holding companies should generally pay cash dividends on common stock only out of income available from the immediately preceding year and only if prospective earnings retention is consistent with the organization's expected future needs and financial condition. The policy provides that bank holding companies should not maintain a level of cash dividend that undermines the bank holding company's ability to serve as a source of strength to its banking subsidiary. A bank holding company may not pay dividends when it is insolvent.

For more information regarding quarterly cash dividends, see Part II, Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities below.

PRIVACY PROVISIONS

Federal banking regulators adopted rules that limit the ability of banks and other financial institutions to disclose non-public information about customers to non-affiliated third parties. These limitations require disclosure of privacy policies to consumers and, in some circumstances, allow consumers to prevent disclosure of certain personal information to non-affiliated third parties. The privacy provisions affect how consumer information is transmitted through diversified financial companies and conveyed to outside vendors. The Company believes it is in compliance with the various provisions.

USA PATRIOT ACT

A major focus of governmental policy on financial institutions has been aimed at combating money laundering and terrorist financing. The USA Patriot Act substantially broadened the scope of United States anti-money laundering laws and regulations by imposing significant new compliance and due diligence obligations, creating new crimes and penalties and expanding the extra-territorial jurisdiction of the United States. The United States Treasury Department has issued and, in some cases, proposed a number of regulations that apply various requirements of the USA Patriot Act to financial institutions. These regulations impose obligations on financial institutions to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering and terrorist financing and to verify the identity of their customers. Failure to maintain and implement adequate programs to combat money laundering and terrorist financing, or to comply with all of the relevant laws or regulations, could have serious legal and reputational consequences for the Company.

COMMUNITY REINVESTMENT ACT

All FDIC-insured institutions have a responsibility under the Community Reinvestment Act (CRA) and related regulations to help meet the credit needs of their communities, including low- and moderate-income neighborhoods. In connection with its examination of a state-chartered bank, the federal banking regulators are required to assess an institution's record of compliance with the CRA. On October 24, 2023, the FDIC, the Federal Reserve Board, and the Office of the Comptroller of the Currency issued a final rule to strengthen and modernize the CRA regulations. Under the final rule, the asset size thresholds were updated to account for changes in the banking industry as follows: (a) "small banks" with assets less than $600 million (from less than $376 million), (b) "intermediate banks" with assets between $600 million and $2 billion (from between $376 million and $1.503 billion), and (c) "large banks" with assets greater than or equal to $2 billion (from $1.503 billion), each as adjusted for inflation subsequently. The assets as of December

31st in both of the prior two calendar years will be used to determine the appropriate size threshold. The agencies will evaluate large banks under four performance tests: the Retail Lending Test, the Retail Services and Products Test, the Community Development Financing Test, and the Community Development Services Test. For intermediate banks, the two performance tests will be: Retail Lending Test and the existing Community Development test, which is the default, but banks can opt-in to the Community Development Financing Test. The rule also exempts small and intermediate banks from new data collection requirements that apply to banks with assets of at least $2 billion and limits certain data collection and reporting requirements to large banks with assets greater than $10 billion. On July 16, 2025, the federal banking regulators issued a proposal to rescind the 2023 rule and restore the 1995 regulatory framework due to ongoing litigation uncertainty and stakeholder confusion. The 2023 final rule is currently stayed by a preliminary injunction.

FDIC INSURANCE OF CERTAIN ACCOUNTS AND REGULATION BY THE FDIC

The Bank is an FDIC insured financial institution whereby the FDIC provides deposit insurance for a certain maximum dollar amount per customer. The Bank, as is true for all FDIC insured banks, is subject to deposit insurance assessments as determined by the FDIC.

Under the FDIC's risk-based deposit premium assessment system, the assessment rates for an insured depository institution (IDI) are determined by an assessment rate calculator, which is based on a number of elements that measure the risk each institution poses to the Deposit Insurance Fund (DIF). As a result of the Dodd-Frank Act, the calculated assessment rate is applied to average consolidated assets less the average tangible equity of the IDI during the assessment period to determine the dollar amount of the quarterly assessment. Under the current system, premiums are assessed quarterly and could increase if, for example, criticized loans and/or other higher risk assets increase, or balance sheet liquidity decreases. In addition, the FDIC can impose special assessments in certain instances. Deposit insurance assessments fund the DIF.

AVAILABLE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. These filings are available to the public on the internet at the SEC's website at *http://www.sec.gov*.

Our internet address is *http://www.ameriserv.com*. We make available, free of charge on *http://www.ameriserv.com*, our annual, quarterly and current reports, and amendments to those reports, as soon as reasonably practical after we electronically file such material with, or furnish it to, the SEC.

ITEM 1A. RISK FACTORS

Not applicable.

ITEM 1B. UNRESOLVED STAFF COMMENTS

The Company has no unresolved staff comments from the SEC for the reporting periods presented.

ITEM 1C. CYBERSECURITY

The Company maintains comprehensive and continually evolving processes for assessing, identifying, and managing material risks from cybersecurity threats, including any potential unauthorized occurrence on, or conducted through, the Company's information systems that may result in adverse effects on the confidentiality, integrity, or availability of such systems or any information residing on such systems. The processes relating to cybersecurity threats are integrated into the Company's overall risk management processes, which are overseen by the Board of Directors.

Risk Management and Strategy

The Company's Enterprise Risk Management Policy assists the Board of Directors and management in clarifying their tolerance for identifying those credit, market, liquidity, operational, legal, compliance, strategic, reputation and security (information and physical) risks that have the potential to cause material financial harm to the institution, as well as describing a methodology for determining the proper level of controls to manage and mitigate those risks. Cybersecurity is a critical component of risk management, given the increasing reliance on technology and the increasing cybersecurity threat landscape. The Information Security Program is built on the Federal Financial Institutions

Examination Council (FFIEC) IT Handbooks, National Institute of Standards and Technology (NIST) Cybersecurity Framework, the Center for Internet Security (CIS) Cybersecurity Controls (CSC), and industry best practice. The Information Security Program utilizes a defense in depth strategy that leverages multiple security measures to protect Company assets and information.

The Board of Directors is responsible for overseeing management's development and execution of the Company's risk management process. Risk management is administered by a senior management team called the Management Enterprise Risk Committee (MERC). Periodic risk assessments are performed to identify technical and physical risks to information systems. These risk assessments identify internal and external threats that could cause a cybersecurity incident, assessing the likelihood of potential impact of those threats, and assessing the measures and controls in place to manage the risks. As per FFIEC guidance, a Change Management Policy and Committee are in place to manage changes to technology and systems. Information Security is a member of this Committee to evaluate changes for information security impact.

The Company leverages internal and external auditors to periodically review information technology and information security policy, processes, and controls to ensure they meet regulatory compliance and operate effectively. Independent penetration testing is performed annually.

The Company maintains an Incident Response Plan and a Crisis Communication Plan that provide documented guidelines for handling potential threats and taking appropriate measures including timely notification of cybersecurity threats and incidents to senior management and the Board of Directors when appropriate. The Incident Response Plan is managed by the Chief Information Security Officer (CISO) and is reviewed and tested at least annually. The Crisis Communication Plan, managed by the Director of Marketing and Alternative Delivery, is reviewed and tested at least annually.

The Company uses third-party vendors to assist in monitoring, detecting, and managing cyber threats, including managed security service monitoring, penetration testing and vulnerability assessment. The Management Enterprise Risk Committee has established risk management guidelines for third-party vendors. Through the Third-Party Risk Management Committee, the Company conducts due diligence reviews of third-party vendors before contracts or agreements for provision of services are signed and conducts ongoing due diligence and oversight procedures with the frequency of the procedures determined based on a risk assessment of the services provided. Generally, the Company's agreements with service providers include requirements related to cybersecurity and data privacy. All such agreements are reviewed periodically. The Company cannot guarantee, however, that such agreements, due diligence, and oversight procedures will prevent a cybersecurity incident from impacting information systems. Moreover, as a result of applicable laws and regulations or applicable contractual provisions, the Company may be held responsible for cybersecurity incidents attributed to its service providers in relation to any data that the Company shares with such providers.

Notwithstanding our efforts at cybersecurity, no system of prevention is impenetrable, and we cannot guarantee that we will be successful in preventing or mitigating a cybersecurity incident that could have a material adverse effect on us. To date, the Company has not detected any material cybersecurity incident to our own systems. Future cybersecurity incidents could, however, materially affect our business strategy, results of operations, or financial condition.

Governance

The Company's information technology resources are managed by the Information Technology Department, which is responsible for the first line of defense – identifying, assessing, and managing material risks from cybersecurity threats. The Information Technology Department is managed by the Chief Information Officer (CIO), who reports to the Company's President and CEO. The present CIO has been employed by the Company in the information technology area for four years and was previously the CISO at the Company for two years. The present CIO has over 37 years of IT experience, 14 of that in banking. The CIO holds a current Certified Information Systems Security Professional (CISSP) designation.

The Chief Information Security Officer (CISO) whose responsibilities constitute the second line of defense provides the vision, leadership, and strategies necessary to protect the information security of the Company. The CISO manages policy, procedure, and process to ensure the execution of the Company's Information Security and Business Continuity/ Disaster Recovery (BC/DR) Programs. The CISO reports directly to the Chief Risk Officer to provide segregation between the first and second lines of defense. The Information Security Department, among other duties, supervises internal employee training relating to cybersecurity risks, conducts access reviews relating to the Company's information systems, and monitors implemented security measures. The present CISO has over 19 years of IT and information security experience across various organizations, including military service.

The Company has established a Management Technology Committee and a Board Technology Committee. These Committees provide oversight and governance of information technology and the Information Security Program and meet quarterly. The Board Technology Committee's responsibilities include: (1) monitoring the strategic deployment and usage of Information Technology throughout the Company using reports and presentations from management; (2) oversight of cybersecurity preparedness through information security reports, discussion of internal events and discussion of cybersecurity topics pertinent to the Company and the industry; (3) oversight of activities in support of the Company's business continuity/disaster recovery program to ensure optimal corporate resiliency in the unlikely event of a disaster; and (4) providing broad strategic guidance on the technology direction of the Company by, among other things, overseeing the development of the AmeriServ Strategic Technology Plan.

ITEM 2. PROPERTIES

The principal offices of the Company occupy the five-story AmeriServ Financial building at the corner of Main and Franklin Streets in Johnstown plus eleven floors of the building adjacent thereto. The Company occupies the main office, and its subsidiary entity has 13 locations which are owned. Seven additional locations are leased with terms expiring from September 30, 2026 to December 31, 2033.

ITEM 3. LEGAL PROCEEDINGS

The Company is subject to various types of lawsuits and claims arising in the ordinary course of business. In the opinion of management, after review and consultation with counsel, there are no material legal proceedings currently pending to which the Company or its subsidiary is a party or of which any of their property is the subject.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

COMMON STOCK

As of March 13, 2026, the Company had 2,345 shareholders of record for its common stock. The Company's common stock is traded on The NASDAQ Stock Market under the symbol "ASRV." The following table sets forth the actual high and low closing prices and the cash dividends declared per share for the periods indicated:

| | PRICES | | CASH DIVIDENDS DECLARED |
	HIGH	LOW	
Year ended December 31, 2025:			
First Quarter	**$ 2.80**	**$ 2.35**	**$ 0.03**
Second Quarter	**3.04**	**2.08**	**0.03**
Third Quarter	**3.30**	**2.80**	**0.03**
Fourth Quarter	**3.22**	**2.87**	**0.03**
Year ended December 31, 2024:			
First Quarter	$ 3.27	$ 2.39	$ 0.03
Second Quarter	2.86	2.26	0.03
Third Quarter	2.79	2.27	0.03
Fourth Quarter	3.04	2.58	0.03

The declaration of cash dividends on the Company's common stock is at the discretion of the Board, and any decision to declare a dividend is based on a number of factors, including, but not limited to, earnings, prospects, financial condition, regulatory capital levels, applicable covenants under any credit agreements and other contractual restrictions, Pennsylvania law, federal and Pennsylvania bank regulatory law, and other factors deemed relevant. Additionally, the Company does not currently have a common stock repurchase program authorized.

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF CONSOLIDATED FINANCIAL CONDITION AND RESULTS OF OPERATIONS (MD&A)

The following discussion and analysis of financial condition and results of operations of the Company should be read in conjunction with the consolidated financial statements of the Company including the related notes thereto, included elsewhere herein.

SELECTED FIVE-YEAR CONSOLIDATED FINANCIAL DATA

	AT OR FOR THE YEAR ENDED DECEMBER 31,				
	2025	2024	2023	2022	2021
	(IN THOUSANDS, EXCEPT PER SHARE DATA AND RATIOS)				
SUMMARY OF INCOME STATEMENT DATA:					
Total interest income	$ 71,354	$ 66,505	$ 60,860	$ 49,058	$ 46,669
Total interest expense	29,091	30,457	24,840	8,495	7,586
Net interest income	42,263	36,048	36,020	40,563	39,083
Provision for credit losses	4,120	884	7,429	50	1,100
Net interest income after provision for credit losses	38,143	35,164	28,591	40,513	37,983
Total non-interest income	16,989	17,975	16,389	16,692	17,761
Total non-interest expense	48,336	48,740	49,368	48,004	46,970
Income (loss) before income taxes	6,796	4,399	(4,388)	9,201	8,774
Provision (benefit) for income taxes	1,184	798	(1,042)	1,753	1,702
Net income (loss)	$ 5,612	$ 3,601	$ (3,346)	$ 7,448	$ 7,072
PER COMMON SHARE DATA:					
Basic earnings per share	$ 0.34	$ 0.21	$ (0.20)	$ 0.44	$ 0.41
Diluted earnings per share	0.34	0.21	(0.20)	0.43	0.41
Cash dividends declared	0.120	0.120	0.120	0.115	0.100
Book value at period end	7.22	6.49	5.96	6.20	6.82
BALANCE SHEET AND OTHER DATA:					
Total assets	$ 1,453,813	$ 1,422,362	$ 1,389,638	$ 1,363,874	$ 1,335,560
Loans and loans held for sale, net of unearned income	1,032,968	1,068,409	1,038,401	990,825	986,037
Allowance for credit losses - loans	13,128	13,912	15,053	10,743	12,398
Investment securities, net of allowance for credit losses:					
Available for sale	176,228	155,620	165,711	179,508	163,171
Held to maturity	72,256	63,837	63,979	61,878	53,751
Deposits	1,248,128	1,200,995	1,158,360	1,108,537	1,139,378
Total borrowed funds	75,309	101,687	115,556	138,373	72,837
Shareholders' equity	119,312	107,248	102,277	106,178	116,549
Full-time equivalent employees	298	302	307	315	304
SELECTED FINANCIAL RATIOS:					
Return on average assets	0.39 %	0.26 %	(0.25)%	0.55 %	0.52 %
Return on average total equity	5.03	3.46	(3.23)	6.83	6.48
Loans and loans held for sale, net of unearned income, as a percentage of deposits, at period end	82.76	88.96	89.64	89.38	86.54
Common stock cash dividends as a percentage of net income (loss)	35.32	55.99	(61.48)	26.41	24.14
Interest rate spread	2.82	2.41	2.47	3.11	3.01
Net interest margin	3.15	2.81	2.86	3.27	3.15
Allowance for credit losses - loans as a percentage of loans, net of unearned income, at period end	1.27	1.30	1.45	1.08	1.26
Non-performing loans as a percentage of loans, at period end	0.80	1.02	1.19	0.52	0.34
Net charge-offs as a percentage of average loans	0.46	0.19	0.35	0.17	—

RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

PERFORMANCE OVERVIEW. The following table summarizes some of the Company's key profitability performance indicators.

	YEAR ENDED DECEMBER 31,	
	2025	2024
	(IN THOUSANDS, EXCEPT PER SHARE DATA AND RATIOS)	
Net income	$ 5,612	$ 3,601
Diluted earnings per share	0.34	0.21
Return on average assets	0.39 %	0.26 %
Return on average equity	5.03	3.46

The Company reported net income of $5,612,000, or $0.34 per diluted common share, for 2025. This compares to net income of $3,601,000, or $0.21 per diluted common share, for 2024. Overall, the Company's earnings performance in 2025 exceeded the earnings for 2024 by $2.0 million, or 55.8%. The improved financial performance in 2025 was driven by increased revenue which allowed the Company to achieve earnings growth while absorbing a higher provision for credit losses which was needed to bring final resolution to its largest non-performing loan. The increase in total revenue was caused by meaningful improvement in net interest income due to effective balance sheet management. Specifically, the Company's net interest margin increased by 34-basis points for 2025 leading to a $6.2 million increase in net interest income, which is important since this category represented approximately 70% of total revenue. Additionally, non-interest expense favorably declined in 2025 as management worked to carefully control operating costs and gain efficiency improvements. Finally, both book value per share and tangible book value[1] per share experienced growth in 2025 increasing by 11.2% to $7.22 and 12.9% to $6.39, respectively, during the past year.

The Company reported net income of $3.6 million, or $0.21 per diluted common share, in 2024. This compared to a net loss of $3.3 million, or $0.20 per diluted common share, in 2023. The earnings improvement between years was driven by a favorable comparison in the provision for credit losses, improved total revenue, and lower non-interest expense. Specifically, the lower provision for credit losses in 2024 reflected provision recoveries recognized in both the loan and securities portfolios during the first and third quarters while the 2023 provision was significantly higher due to the negative impact that the Rite Aid bankruptcy had on several commercial real estate properties.

---

[1] Non-GAAP financial information, see "Reconciliation of Non-GAAP Financial Measures" later in this MD&A.

NET INTEREST INCOME AND MARGIN. The Company's net interest income represents the amount by which interest income on earning assets exceeds interest paid on interest bearing liabilities. Net interest income is a primary source of the Company's earnings, and it is affected by interest rate fluctuations as well as changes in the amount and mix of earning assets and interest bearing liabilities. The following table compares the Company's net interest income performance for the years ended December 31, 2025 and 2024:

	YEAR ENDED DECEMBER 31,		CHANGE	% CHANGE
	2025	2024		
	(IN THOUSANDS, EXCEPT RATIOS)			
Interest income	$ 71,354	$ 66,505	$ 4,849	7.3 %
Interest expense	29,091	30,457	(1,366)	(4.5)
Net interest income	$ 42,263	$ 36,048	$ 6,215	17.2
Net interest margin	3.15 %	2.81 %	0.34 %	12.1

The Company's net interest income for 2025 increased by $6.2 million, or 17.2%, when compared to 2024. The Company's net interest margin was 3.15% for 2025 representing a 34-basis point improvement from 2024. Along with the significantly improved net interest margin performance, the increase also reflected controlled balance sheet growth, as both total earning assets and total deposits were at higher average levels due to effective balance sheet management and business development strategies. This, combined with effective pricing strategies, resulted in both the total earning asset yield and cost of interest bearing funds improving between years. The Federal Reserve's action to lower short-term interest rates during 2024 and 2025 favorably impacted total interest bearing deposits and borrowings costs. Also, while the U.S. Treasury yield curve remained modestly inverted on the short end, yields in the mid to long end of the curve were higher and demonstrated a steeper upward slope which favorably impacted earning asset yields. Management believes the net interest margin will continue to improve throughout 2026 given the effective execution of its strategy.

Overall, in 2025, the average balance of total interest earning assets was higher than the full year of 2024 average, totaling $1.3 billion. Specifically, total loans averaged $1.061 billion in 2025 which was $23.7 million, or 2.3%, higher than the 2024 full year average. Short-term investments and bank deposits averaged $18.6 million in 2025 which was $14.7 million higher than the 2024 full year average. Total investment securities, including the available for sale, held to maturity, and trading portfolios, averaged $257.9 million in 2025 which was $4.4 million, or 1.7%, higher than the 2024 full year average. The increase in the average balance of total interest earning assets along with an improvement in the yield on earning assets, which increased from 5.18% to 5.35%, resulted in total interest income increasing by $4.8 million, or 7.3%, between years.

Total deposits, including non-interest bearing demand deposits, averaged $1.236 billion for the full year of 2025, which was $67.3 million, or 5.8%, higher than the $1.169 billion average for the full year of 2024. The 2025 full year average of short-term and FHLB borrowed funds was $55.6 million, which represented a decrease of $24.0 million, or 30.1%. Overall, the cost of total interest bearing liabilities decreased from 2.77% to 2.53% which resulted in total interest expense decreasing by $1.4 million, or 4.5%, between years.

COMPONENT CHANGES IN NET INTEREST INCOME: 2025 VERSUS 2024. Regarding the separate components of net interest income, the Company's total interest income in 2025 increased by $4.8 million, or 7.3%, when compared to 2024. Overall, the 2025 full year average balance of total interest earning assets increased over last year's full year average by $42.8 million, or 3.3%, as there were increased levels of average total loans, short-term investments and bank deposits, and total investment securities. In addition, interest income was favorably impacted by an increase in the earning asset yield which improved by 17-basis points to 5.35%. All of the categories within the earning asset base, particularly loans, demonstrated an interest income increase between years. Specifically, the average total loan portfolio yield increased by 15-basis points from 5.47% to 5.62% in 2025. The Company's total interest expense in 2025 decreased by $1.4 million, or 4.5%, when compared to 2024. Overall, the 2025 full year average balance of total interest bearing liabilities increased over 2024's average by $47.4 million, or 4.3%, as there was an increased level of average interest bearing deposits which was partially offset by a lower level of average short-term and FHLB borrowings. Despite the increase in the average balance of total interest bearing liabilities, the cost associated with these interest bearing liabilities decreased by 24-basis points to 2.53% resulting in the decline in total interest expense.

Total average loans for the full year of 2025 grew from the full year average of 2024 by $23.7 million, or 2.3%, due to consistent new loan funding opportunities. However, in the second half of 2025, commercial real estate (CRE) loan payoff activity exceeded originations and resulted in a $35.4 million, or 3.3%, decrease in total loans and loans held for sale since December 31, 2024. Overall, total loans continue to be well above the $1.0 billion threshold, averaging $1.061 billion for 2025. Total loan interest income improved in 2025 compared to 2024 due to the more favorable interest rate environment, and a portion of CRE loans, that were booked during the COVID pandemic when interest rates were low, repricing upward during 2025. Also favorably impacting loan interest income was a higher level of loan fee income primarily due to prepayment fees collected on the increased early CRE payoff activity experienced during 2025. Total 2025 full year loan fee income was $553,000, or 58.8%, higher when compared to the full year of 2024. These favorable items resulted in 2025 total loan interest income improving by $3.4 million, or 6.0%, when compared to 2024.

Total investment securities, including the available for sale, held to maturity, and trading portfolios, averaged $257.9 million for 2025, which was $4.4 million, or 1.7%, higher than the $253.5 million average for 2024. Additionally, average short-term investments and bank deposits were sharply higher by $14.7 million in 2025. These increases reflect the higher level of loan prepayment activity, as well as the Company's liquidity position strengthening during 2025 due to deposit growth. Therefore, more funds were available to invest in the securities portfolios during a time when security yields improved, making purchases more attractive. As a result, the securities portfolios grew by $36.3 million, or 16.5%, since December 31, 2024. New investment security purchases were also necessary to replace cash flow from maturing securities to maintain appropriate balances for pledging purposes related to public fund deposits. In addition, during 2025, the Company established a $7.0 million investment trading account. The higher balances and improved yields for new securities purchases caused interest income from investment securities and trading securities to increase by $872,000, or 9.2%, for the full year of 2025 compared to last year. Overall, the full year average balance of total interest earning assets increased from last year's full year average by $42.8 million, or 3.3%, while total interest income increased by $4.8 million, or 7.3%, from the 2024 year.

On the liability side of the balance sheet, total average deposits for the full year of 2025 were $67.3 million, or 5.8%, higher when compared to the full year average of 2024 due to the Company's successful business development efforts. Additionally, the Company's core deposit base continues to demonstrate the strength and stability that it has for many years due to customer loyalty and confidence in AmeriServ Financial Bank. Specifically, total deposits grew during 2025 by $47.1 million, or 3.9%, on an end of period basis since December 31, 2024. In addition to its loyal core deposit base, the Company has several other sources of liquidity, including a significant unused borrowing capacity at the Federal Home Loan Bank (FHLB), overnight lines of credit at correspondent banks and access to the Federal Reserve Discount Window. The Company does not utilize brokered deposits as a funding source. The loan to deposit ratio averaged 83.8% in the fourth quarter of 2025, which indicates that the Company has ample capacity to continue to grow its loan portfolio and is well positioned to support its customers and community during times of economic volatility.

Total interest expense favorably decreased by $1.4 million, or 4.5%, for 2025 when compared to 2024. Deposit interest expense increased slightly by $23,000, or 0.1%, for the full year of 2025 despite total average interest bearing deposits growing significantly by $71.7 million, or 7.2%, compared to the full year of 2024. The small increase in deposit interest expense reflects the benefit of the Federal Reserve easing monetary policy during the final four months of 2024 and the latter portion of 2025. This reduction in interest bearing deposit costs contributed to the previously mentioned improvement in the net interest margin. The Federal Reserve's action to ease monetary policy by another 75-basis points at their final three Federal Open Market Committee meetings in 2025 is anticipated to continue to have a favorable impact on interest bearing deposit costs as we move into 2026. Overall, total deposit cost (including the benefit of non-interest bearing demand deposits) averaged 2.06% for the full year of 2025, which is a 12-basis point improvement from the full year of 2024.

Total borrowings interest expense declined by $1.4 million, or 27.7%, for the full year of 2025 when compared to the same period of 2024. The Company's utilization of overnight borrowed funds for the full year of 2025 was significantly lower than it was for the full year of 2024, resulting in the full year average decreasing by $22.4 million, or 80.1%, due to the higher level of total average deposits. The decrease in borrowings interest expense also reflects the Federal Reserve's 2024 action to ease monetary policy by 100-basis points as well as their 2025 action to ease monetary policy by an additional 75-basis points which had an immediate and favorable impact on the cost of overnight borrowed funds.

The table that follows provides an analysis of net interest income on a tax-equivalent basis (non-GAAP) setting forth (i) average assets, liabilities, and shareholders' equity, (ii) interest income earned on interest earning assets and interest expense paid on interest bearing liabilities, (iii) average yields earned on interest earning assets and average rates paid on interest bearing liabilities, (iv) interest rate spread (the difference between the average yield earned on interest earning assets and the average rate paid on interest bearing liabilities), and (v) net interest margin (net interest income as a percentage of average total interest earning assets). For purposes of this table, loan balances include non-accrual loans, and interest income on loans includes loan fees or amortization of such fees which have been deferred. Regulatory stock is included within available for sale investment securities for this analysis. Additionally, a tax rate of 21% was used to compute tax-equivalent interest income and yields (non-GAAP). The tax equivalent adjustments to interest income on loans, municipal securities, and trading securities for the years ended December 31, 2025 and 2024 was $75,000 and $26,000, respectively, which is reconciled to the corresponding GAAP measure at the bottom of the table. Differences between the net interest spread and margin from a GAAP basis to a tax-equivalent basis were not material.

	YEAR ENDED DECEMBER 31,					
	2025			2024		
	AVERAGE BALANCE	INTEREST INCOME/ EXPENSE	YIELD/ RATE	AVERAGE BALANCE	INTEREST INCOME/ EXPENSE	YIELD/ RATE
	(IN THOUSANDS, EXCEPT PERCENTAGES)					
Interest earning assets:						
Loans and loans held for sale, net of unearned income	$ 1,061,417	$ 60,210	5.62 %	$ 1,037,734	$ 56,785	5.47 %
Short-term investments and bank deposits	18,567	826	4.39	3,853	250	6.49
Investment securities:						
Available for sale	187,033	7,632	4.08	188,072	7,209	3.83
Held to maturity	66,920	2,592	3.87	65,415	2,287	3.50
Total investment securities	253,953	10,224	4.03	253,487	9,496	3.75
Trading securities	3,923	169	4.28	—	—	—
TOTAL INTEREST EARNING ASSETS/ INTEREST INCOME	1,337,860	71,429	5.35	1,295,074	66,531	5.18
Non-interest earning assets:						
Cash and due from banks	15,305			14,333		
Premises and equipment	17,672			18,610		
Other assets	89,349			84,041		
Allowance for credit losses	(14,868)			(15,310)		
TOTAL ASSETS	$ 1,445,318			$ 1,396,748		
Interest bearing liabilities:						
Interest bearing deposits:						
Interest bearing demand	$ 249,972	$ 4,382	1.75 %	$ 225,741	$ 4,246	1.88 %
Savings	121,945	119	0.10	120,231	117	0.10
Money market	324,166	7,656	2.36	314,138	8,701	2.77
Time deposits	365,700	13,314	3.64	330,013	12,384	3.75
Total interest bearing deposits	1,061,783	25,471	2.40	990,123	25,448	2.57
Short-term borrowings	5,555	266	4.79	27,963	1,582	5.66
Advances from Federal Home Loan Bank	50,017	2,200	4.40	51,590	2,265	4.39
Subordinated debt	27,000	1,054	3.90	27,000	1,054	3.90
Lease liabilities	4,092	100	2.45	4,337	108	2.48
TOTAL INTEREST BEARING LIABILITIES/INTEREST EXPENSE	1,148,447	29,091	2.53	1,101,013	30,457	2.77
Non-interest bearing liabilities:						
Demand deposits	174,295			178,686		
Other liabilities	10,970			12,973		
Shareholders' equity	111,606			104,076		
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 1,445,318			$ 1,396,748		
Interest rate spread			2.82			2.41
Net interest income/net interest margin (non-GAAP)		42,338	3.15 %		36,074	2.81 %
Tax-equivalent adjustment		(75)			(26)	
Net interest income (GAAP)		$ 42,263			$ 36,048	

Net interest income may also be analyzed by segregating the volume and rate components of interest income and interest expense. The table below sets forth an analysis of volume and rate changes in net interest income on a tax-equivalent basis. For purposes of this table, changes in interest income and interest expense are allocated to volume and rate categories based upon the respective percentage changes in average balances and average rates. Changes in net interest income that could not be specifically identified as either a rate or volume change were allocated proportionately to changes in volume and changes in rate.

	2025 vs. 2024 INCREASE (DECREASE) DUE TO CHANGE IN:			2024 vs. 2023 INCREASE (DECREASE) DUE TO CHANGE IN:		
	AVERAGE VOLUME	RATE	TOTAL	AVERAGE VOLUME	RATE	TOTAL
			(IN THOUSANDS)			
INTEREST EARNED ON:						
Loans and loans held for sale, net of unearned income	$ 1,556	$ 1,869	$ 3,425	$ 2,163	$ 2,979	$ 5,142
Short-term investments and bank deposits	680	(104)	576	(5)	4	(1)
Investment securities:						
Available for sale	(40)	463	423	(472)	622	150
Held to maturity	55	250	305	142	223	365
Total investment securities	15	713	728	(330)	845	515
Trading securities	169	—	169	—	—	—
Total interest income	2,420	2,478	4,898	1,828	3,828	5,656
INTEREST PAID ON:						
Interest bearing demand deposits	440	(304)	136	1	187	188
Savings deposits	2	—	2	(7)	—	(7)
Money market deposits	272	(1,317)	(1,045)	282	962	1,244
Time deposits	1,303	(373)	930	776	2,233	3,009
Short-term borrowings	(1,104)	(212)	(1,316)	(438)	76	(362)
Advances from Federal Home Loan Bank	(70)	5	(65)	1,228	306	1,534
Lease liabilities	(7)	(1)	(8)	30	(19)	11
Total interest expense	836	(2,202)	(1,366)	1,872	3,745	5,617
Change in net interest income	$ 1,584	$ 4,680	$ 6,264	$ (44)	$ 83	$ 39

LOAN QUALITY. The Company's written lending policies require underwriting, loan documentation, and credit analysis standards to be met prior to funding any loan. After the loan has been approved and funded, continued periodic credit review is required. At a minimum, credit reviews are mandatory for all commercial and commercial mortgage loan relationships with aggregate balances in excess of $1,000,000 within a 12-month period. The Company's commercial relationship managers are responsible for the timely and accurate risk rating of the loans in their portfolios at origination and on an ongoing basis. Risk ratings are assigned by the account officer but require independent review and rating concurrence from the Company's internal Loan Review Department.

In addition to loan monitoring by the account officer and Loan Review Department, the Company also requires presentation of all credits rated pass-6 with aggregate balances greater than $2,000,000, all credits rated special mention or substandard with aggregate balances greater than $250,000, and all credits rated doubtful with aggregate balances greater than $100,000 on an individual basis to the Company's Loan Loss Reserve Committee on a quarterly basis. Additionally, the Asset Quality Task Force, which is a group comprised of senior level personnel, meets monthly to monitor the status of problem loans.

	AT DECEMBER 31,	
	2025	2024
	(IN THOUSANDS, EXCEPT PERCENTAGES)	
Total accruing loan delinquency	$ 2,329	$ 4,475
Total non-accrual loans	8,292	10,810
Total non-performing loans (1)	8,302	10,933
Accruing loan delinquency, as a percentage of total loans, net of unearned income	0.23 %	0.42 %
Non-accrual loans, as a percentage of total loans, net of unearned income	0.80	1.01
Non-performing loans, as a percentage of total loans, net of unearned income (1)	0.80	1.02
Non-performing loans, as a percentage of total assets (1)	0.57	0.77
Total classified loans (loans rated substandard or doubtful) (2)	$ 11,305	$ 23,552

(1) Non-performing loans are comprised of loans that are on a non-accrual basis and loans that are contractually past due 90 days or more as to interest and principal payments.

(2) Total classified loans include non-performing residential mortgage and consumer loans.

The decrease in accruing loan delinquency since year-end 2024 was attributable to a lower level of delinquency within the commercial, commercial real estate, and consumer loan segments which was partially offset by a modest increase in residential mortgage loan delinquency. Specifically, two delinquent loans from one commercial borrower relationship were transferred to non-accrual status during 2025 which significantly contributed to the decrease in accruing loan delinquency. Non-performing loans decreased from $10.9 million, or 1.02% of total loans, at December 31, 2024 to $8.3 million, or 0.80% of total loans, at December 31, 2025. The decrease in non-performing loans was due primarily to the transfer of two CRE loans and three C&I loans from one borrower relationship into non-accrual status which was more than offset by the pay-off and final charge-off of a CRE loan secured by a mixed use commercial real estate property. Classified loans decreased $12.2 million, or 52.0%, from December 31, 2024 and totaled $11.3 million at December 31, 2025. Various charge-off and paydown activity impacted classified loan balances during 2025 including the aforementioned pay-off and final charge-off of a CRE loan.

We also continue to closely monitor the loan portfolio given the number of relatively large-sized commercial and commercial real estate loans within the portfolio. As of December 31, 2025, the 25 largest credits represented 24.6% of total loans outstanding, which represented a slight increase from December 31, 2024 when it was 24.0%.

ALLOWANCE AND PROVISION FOR CREDIT LOSSES. ASC 326, *Financial Instruments - Credit Losses*, requires the Company to measure the current expected credit losses (CECL) on financial assets measured at amortized cost, including loans and held to maturity (HTM) securities, and off-balance sheet credit exposures such as unfunded commitments. In addition, ASC 326 requires credit losses on available for sale (AFS) debt securities to be presented as an allowance rather than as a write-down when management does not intend to sell or believes that it is not more likely than not they will be required to sell the security. The Company believes this is a critical accounting policy since it involves significant estimates and judgments.

The following table sets forth the allowance for credit losses and certain ratios for the periods ended.

	AT DECEMBER 31,	
	2025	2024
	(IN THOUSANDS, EXCEPT PERCENTAGES)	
Allowance for credit losses - loans	$ 13,128	$ 13,912
Allowance for credit losses - loans as a percentage of each of the following:		
total loans, net of unearned income.	1.27 %	1.30 %
total non-accrual loans	158.32	128.70
total non-performing loans	158.13	127.25
Allowance for credit losses - securities	$ 90	$ 449
Allowance for credit losses - unfunded loan commitments	337	966

For the full year of 2025, the Company recognized a $4.1 million provision for credit losses after recognizing an $884,000 provision in 2024, resulting in an unfavorable increase of $3.2 million. The significant increase in the provision for credit losses for 2025 primarily related to a $3.1 million charge-off during the year that was necessary to resolve the Company's largest problem CRE loan.

The allowance for loan credit losses declined since December 31, 2024 by $784,000, or 5.6%, to $13.1 million at December 31, 2025. Overall, the Company continued to maintain solid coverage of both total loans and non-performing loans as the allowance for loan credit losses provided 158% coverage of non-performing loans and 1.27% of total loans at December 31, 2025. This compares to allowance coverage of non-performing loans of 127% and total loans of 1.30% as of December 31, 2024.

The following table sets forth changes specific to the allowance for loan credit losses and certain ratios for the periods ended.

	YEAR ENDED DECEMBER 31,	
	2025	2024
	(IN THOUSANDS, EXCEPT RATIOS AND PERCENTAGES)	
Loans and loans held for sale, net of unearned income:		
Average for the year:		
Commercial real estate (owner occupied)	$ 87,747	$ 84,705
Commercial and industrial	142,844	147,358
Commercial real estate (non-owner occupied) - retail	178,628	172,347
Commercial real estate (non-owner occupied) - multi-family	129,910	119,860
Other commercial real estate (non-owner occupied)	232,296	235,125
Residential mortgages	173,284	178,582
Consumer	110,340	105,692
Total loans and loans held for sale, net of unearned income	1,061,417	1,037,734
At December 31,	1,032,968	1,068,409
As a percentage of average loans:		
Net charge-offs (recoveries):		
Commercial real estate (owner occupied)	(0.03)%	(0.03)%
Commercial and industrial	1.20	0.26
Commercial real estate (non-owner occupied) - retail	—	—
Commercial real estate (non-owner occupied) - multi-family	—	—
Other commercial real estate (non-owner occupied)	1.35	0.66
Residential mortgages	—	(0.01)
Consumer	0.07	0.12
Total loans and loans held for sale, net of unearned income	0.46	0.19
Provision for credit losses	0.39	0.08
Allowance, as a multiple of net charge-offs	2.68x	6.88x

The following schedule sets forth the allocation of the allowance for loan credit losses among the various loan categories. The entire allowance for loan credit losses is available to absorb future losses in any loan category.

	AT DECEMBER 31,			
	2025		2024	
	AMOUNT	PERCENT OF LOANS IN EACH CATEGORY TO TOTAL LOANS	AMOUNT	PERCENT OF LOANS IN EACH CATEGORY TO TOTAL LOANS
	(IN THOUSANDS, EXCEPT PERCENTAGES)			
Commercial real estate (owner occupied)	$ 319	8.3 %	$ 398	8.1 %
Commercial and industrial	2,987	14.0	2,860	13.8
Commercial (owner occupied real estate and other)	—	—	—	—
Commercial real estate (non-owner occupied) - retail	3,248	16.6	3,695	17.0
Commercial real estate (non-owner occupied) - multi-family	1,403	12.7	1,478	12.4
Other commercial real estate (non-owner occupied)	3,725	21.1	3,451	21.9
Residential mortgages	296	16.4	839	16.6
Consumer	1,150	10.9	1,191	10.2
Allocation to general risk	—	—	—	—
Total	$ 13,128	100.0 %	$ 13,912	100.0 %

The disproportionately higher allocations for commercial loans, including commercial loans secured by owner occupied real estate and commercial & industrial loans, and commercial loans secured by non-owner occupied real estate, reflect the increased credit risk associated with those types of lending, the Company's historical loss experience in these categories, and other qualitative factors.

The allowance for credit losses on the investment securities portfolio was comprised of no reserve on available for sale securities and $90,000 on held to maturity securities as of December 31, 2025. This compares to $360,000 on available for sale securities and $89,000 on held to maturity securities as of December 31, 2024. The decrease reflects the charge-off of an impaired corporate security within the available for sale portfolio during 2025 for which a reserve was previously established. Finally, the decrease in the allowance for credit losses on unfunded commitments since year-end 2024 resulted primarily from an adjustment to the calculation method for utilization rates used to determine the amount expected to be funded.

Based on the Company's current allowance for credit losses methodology and the related assessment of the inherent risk factors contained within the Company's investment securities and loan portfolios, we believe that the allowance for credit losses was adequate at December 31, 2025 to cover losses within the Company's investment securities and loan portfolios.

NON-INTEREST INCOME. Non-interest income for 2025 totaled $17.0 million, a decrease of $986,000, or 5.5%, from 2024. Factors contributing to the lower level of non-interest income in 2025 included:

- wealth management fees decreased by $758,000, or 6.2%, which is attributed to the volatility and uncertainty that existed in the financial markets due to government fiscal policy, particularly earlier in 2025, coupled with a net loss of accounts in the first half of the year. Additionally, financial services within the Wealth and Capital Management division, benefited from several large new business relationships in 2024. Overall, the fair market value of wealth management assets totaled $2.7 billion at December 31, 2025 and increased by $122.5 million, or 4.8%, since December 31, 2024;

- a $400,000, or 12.9%, decrease in other income due to the Company recognizing a $250,000 signing bonus from the renewal of a contract with Visa during the first quarter of 2024 while there was no such bonus in 2025. The remaining portion of the decrease resulted from the Company recognizing a more favorable adjustment in 2024 for the fair value of a risk participation agreement as well as the credit valuation adjustment to the market value of interest rate swap contracts;

- a $217,000, or 20.3%, increase in bank owned life insurance (BOLI) revenue resulting from the Company receiving three death claims during 2025;

- a $120,000, or 39.5%, decrease in mortgage banking revenue due to a lower level of residential mortgage loan production in 2025; and

- the Company recognized trading securities revenue of $118,000 during 2025 from the $7 million trading account established during the year.

Non-interest income for 2024 totaled $18.0 million, an increase of $1.6 million, or 9.7%, from 2023. Factors contributing to the higher level of non-interest income in 2024 included:

- during the first quarter of 2023, the Company recognized a $1.7 million gain from AmeriServ Financial Bank selling all 7,859 shares of Class B common stock of Visa Inc. There was no such gain in 2024;

- a $1.3 million, or 73.4%, increase in other income due to the necessary adjustments to the fair value of a risk participation agreement as well as the credit valuation adjustment to the market value of the interest rate swap contracts that the Company executed to accommodate the needs of certain borrowers while managing its interest rate risk position. These adjustments reflected the changing national interest rates which favorably impacted 2024 by $866,000. Also favorably impacting other income was the Company recognizing a $250,000 signing bonus in 2024 that resulted from successful negotiations related to the renewal of an expiring contract with Visa;

- wealth management fees improved by $1.1 million, or 9.3%, due in part to a strong performance from financial services within our Wealth and Capital Management division, that resulted from new business growth. Also, the increase in wealth management fees reflected the improving market conditions particularly for equity securities as major market indexes continued their ascent to record highs in 2024. Overall, the fair market value of wealth management assets totaled $2.6 billion at December 31, 2024; and

- the Company recognized a $922,000 loss on an investment portfolio repositioning strategy during 2023. There were no investment security gains or losses recognized in 2024.

NON-INTEREST EXPENSE. Non-interest expense for 2025 totaled $48.3 million and decreased by $404,000, or 0.8%, from 2024. Factors contributing to the lower non-interest expense in 2025 included:

- a $1.0 million, or 21.5%, decrease in professional fees as 2024 legal and professional services costs were unfavorably impacted by litigation and responses to the actions of an activist investor. This matter was resolved in June 2024 as a result of a Settlement Agreement. Partially offsetting this reduction was additional expense related to an amended and restated consulting agreement with SB Value Partners that expanded the nature and scope of the consulting services provided to the Company. Details of the revised agreement were provided in the Company's Current Report on Form 8-K filed on January 7, 2026;

- a $552,000, or 1.9%, increase in salaries and employee benefits due to the net impact of certain items within this broad category. Health care costs were $355,000, or 10.6%, higher as the Company did not have to recognize any premium costs in January 2024 due to the effective negotiations with its health care provider last year. Total salaries cost increased by $668,000, or 3.3%, due primarily to annual salary merit increases. Partially offsetting these higher costs within total salaries and employee benefits was a reduced level of incentive compensation by $405,000, or 27.6%, in the wealth management as well as the commercial and residential lending divisions;

- a $236,000, or 7.3%, decrease in other expense driven primarily by the Company having to recognize a $471,000 pension settlement charge in 2024 while no such charge was required in 2025. Partially offsetting this decrease was the recognition of additional workout expenses related to a loan relationship secured by an owner-occupied CRE property; and

- a $138,000, or 2.9%, increase in data processing and IT expense due to additional expenses related to monitoring our computing and network environment.

Non-interest expense for 2024 totaled $48.7 million and decreased by $628,000, or 1.3%, from 2023. Factors contributing to the lower non-interest expense in 2024 included:

- a $1.2 million, or 4.2%, decrease in salaries and employee benefits due to the net favorable impact of certain items within this broad category. Total salaries cost was down by $847,000, or 4.0%, after the Company incurred additional salary expense in 2023 related to a strategy to consolidate certain executive level positions in the wealth management line of business. Total health care cost was $516,000, or 13.4%, lower and reflected management's effective negotiations with the Company's health care provider that resulted in not having to recognize any premium costs in January 2024. These favorable items were partially offset by an increased level of incentive compensation by $294,000, or 25.1%, which corresponded to the strong performance of the Wealth and Capital Management division;

- a $533,000, or 10.0%, decrease in professional fees. Professional fees in both 2024 and 2023 were impacted by litigation and responses to the actions of an activist shareholder. These activist related costs amounted to $1.5 million for 2024 compared to $2.2 million for 2023 as a Cooperation and Settlement Agreement was reached with the activist shareholder in June 2024;

- a $479,000, or 17.3%, increase in other expense due primarily to the recognition of a pension settlement charge totaling $471,000 in 2024. A settlement charge must be recognized when the total dollar amount of lump sum distributions paid from the pension plan to retired employees exceeds a threshold of expected annual service and interest costs in the current year;

- a $385,000, or 8.7%, increase in data processing and IT expense due to additional expenses related to monitoring our computing and network environment; and

- a $306,000, or 42.8%, increase in FDIC insurance due to an increase in both the asset assessment base as well as the assessment rate.

INCOME TAX EXPENSE. The Company recorded income tax expense of $1.2 million, or an effective tax rate of 17.4%, in 2025 compared to income tax expense of $798,000, or an effective tax rate of 18.1%, in 2024. The lower effective tax rate in 2025 resulted from the additional tax-free income from BOLI. The Company's deferred tax liability was $1.6 million at December 31, 2025 compared to a deferred tax asset of $1.4 million at December 31, 2024, resulting primarily from the change in the allowance for credit losses, the fair value of the available for sale investment securities portfolio, and the pension liability.

SEGMENT REPORTING. The chief operating decision maker of the Company is our President and Chief Executive Officer (CEO). The CEO has authority over all divisions within the Company. While the CEO monitors the revenue streams of the various products and services, operations are managed and financial performance is evaluated on a Company-wide basis. Additionally, the Company's Board of Directors evaluates performance on a macro level basis and reviews financial reports that describe the consolidated operating performance of all the divisions of the Company. Accordingly, all of the financial service operations are considered by management to be aggregated in one reportable operating segment.

BALANCE SHEET. The Company's total consolidated assets of $1.454 billion at December 31, 2025 increased by $31.5 million, or 2.2%, from the $1.422 billion level at December 31, 2024. This change was related primarily to higher levels of cash and cash equivalents and investment securities which were partially offset by reduced levels of loans and loans held for sale and other real estate owned (OREO) and repossessed assets. Investment securities, including available for sale, held to maturity, and trading, increased by $36.3 million, or 16.5%, as the Company's liquidity position strengthened during 2025 allowing more funds to be available to invest in the securities portfolio. Further, during the second quarter of 2025, the Company established an investment trading account which holds primarily U.S. Treasury and municipal (taxable and tax-exempt) securities. The increased liquidity also resulted in cash and cash equivalents increasing by $33.1 million, or 186.8%. Loans and loans held for sale decreased by $35.4 million, or 3.3%, due to payoff activity exceeding new loan originations. OREO and repossessed assets decreased $1.5 million, or 87.5%, due primarily to the sale of a foreclosed office property during the first quarter of 2025.

Total deposits increased by $47.1 million, or 3.9%, during 2025. Management believes this demonstrates customer confidence as well as the strength and loyalty of the Company's core deposit base along with successful business development efforts. As of December 31, 2025, the 25 largest depositors represented 28.5% of total deposits, which is an increase from December 31, 2024 when it was 27.6%. As of December 31, 2025 and 2024, the estimated amount of uninsured deposits was $476.2 million and $435.7 million, respectively. The estimate of uninsured deposits was done at a single account level and does not take into account total customer balances in the Bank. It should be noted that approximately 60% of these uninsured deposits relate to public funds from municipalities, government entities, and school districts which by law are required to be collateralized with investment securities or FHLB letters of credit to protect these depositor funds. Total short-term and FHLB borrowings were reduced by $26.1 million, or 36.9%, since year-end 2024 as a result of the higher level of deposits. Specifically, short-term borrowings decreased $14.6 million, while FHLB term advances decreased $11.4 million, or 20.4%, in 2025.

The Company's total shareholders' equity increased by $12.1 million, or 11.2%, since year-end 2024. Capital was increased during 2025 by the Company's $5.6 million of net income and the positive impact on accumulated other comprehensive loss from the revaluation of the pension obligation totaling $2.2 million, the increased market value of the available for sale investment securities portfolio totaling $5.5 million, and the fair value adjustment on the interest rate hedges totaling $41,000. In addition, capital was increased by $691,000 as a result of the common stock issuable under the amended and restated consulting agreement with SB Value Partners (as disclosed in the Company's Current Report on Form 8-K filed on January 6, 2026). These increases were partially offset by the $2.0 million common stock cash dividend. The Company returned approximately 35.3% of its 2025 earnings to its shareholders through the quarterly common stock cash dividend.

The Bank continues to be considered well capitalized for regulatory purposes with a total risk based capital ratio of 12.88% and an asset leverage ratio of 9.32% at December 31, 2025. The Company's book value per common share was $7.22 while its tangible book value[1] per common share was $6.39 at December 31, 2025. The increase in the Company's book value and tangible book value per share in 2025 reflected the favorable adjustment for both the unrealized loss on available for sale securities and the Company's defined benefit pension plan along with the Company's improved earnings. In addition, the Company's equity to assets ratio was 8.21% and its tangible common equity to tangible assets ratio[1] was 7.34% at December 31, 2025.

---

[1] Non-GAAP financial information, see "Reconciliation of Non-GAAP Financial Measures" later in this MD&A.

LIQUIDITY. The Company's liquidity position strengthened during 2025 due to a higher level of loan prepayment activity as well as deposit growth. Specifically, total average deposits for the full year of 2025 were $67.3 million, or 5.8%, higher compared to the 2024 full year average. The increase was reflective of the Company's successful business development efforts. The Company's core deposit base continued to demonstrate the strength and stability that it has for many years. Total deposits grew during 2025 by $47.1 million, or 3.9%, on an end of period basis since December 31, 2024, demonstrating customer loyalty and confidence in AmeriServ Financial Bank. The Company does not utilize brokered deposits as a funding source. In addition to its strong, loyal core deposit base, the Company has several other sources of liquidity, including a significant unused borrowing capacity at the Federal Home Loan Bank (FHLB), overnight lines of credit at correspondent banks and access to the Federal Reserve Discount Window. Overall, the core deposit base is adequate to fund the Company's operations. Cash flow from maturities, prepayments and amortization of securities can also be used to help fund loan growth.

Further demonstrating the strength of the Company's liquidity position, average short-term investments grew during 2025 compared to last year, increasing by $14.7 million, or 381.9%. Advances from the FHLB averaged $50.0 million in 2025 which was $1.6 million, or 3.0%, lower than the $51.6 million average in 2024. Management continues to monitor the changing economic conditions and adjust pricing strategies accordingly which largely determines customer behavior and the level of total deposits as well as shifts within the total deposit mix. Also, diligent monitoring and management of our short-term investment position and our level of overnight borrowed funds remains a priority. Given the high cost of overnight borrowed funds, management has been effectively controlling the usage of this funding source. The Company's utilization of overnight borrowed funds during 2025 was lower than the 2024 level. Short-term borrowings averaged $5.6 million in 2025 after averaging $28.0 million in 2024. Loan growth and prudent investment in securities are critical to achieve the best return on the normal level of earning asset cash flow that occurs each month. Due to the Company's strengthened liquidity position, more funds were available to invest in the securities portfolio during a time when security yields improved, making purchases in 2025 more attractive. In addition, loan pipelines are currently at a typical level. Total average loans in 2025 were higher than the 2024 average by $23.7 million, or 2.3%. We strive to operate our loan to deposit ratio in a range of 80% to 100%. The Company's loan to deposit ratio averaged 85.9% in 2025, which indicates that the Company has ample capacity to grow its loan portfolio and is well positioned to support its customers and community during times of economic volatility. We are also well positioned to service our existing loan pipeline and grow our loan to deposit ratio while remaining within our guideline parameters.

Liquidity can also be analyzed by utilizing the Consolidated Statements of Cash Flows. Cash and cash equivalents increased by $33.1 million from December 31, 2024 to $50.9 million at December 31, 2025, due to $18.9 million of net cash provided by financing activities, $11.1 million of net cash provided by investing activities, and $3.2 million of net cash provided by operating activities. Within investing activities, cash advanced for new loans originated totaled $146.0 million while cash received from loan principal payments was $176.5 million leading to a net decrease in loans of $30.5 million. Within financing activities, total short-term borrowings decreased by $14.6 million, total borrowings on advances from FHLB decreased by $11.4 million while total deposits increased by $47.1 million.

The holding company had $5.4 million of cash, short-term investments, and investment securities at December 31, 2025, which represented a $1.4 million decrease from the holding company's cash position since December 31, 2024. Dividend payments from our subsidiary provided ongoing cash to the holding company. At December 31, 2025, our subsidiary Bank had $4.3 million of cash available for immediate dividends to the holding company under applicable regulatory formulas. Additionally, during 2025, the holding company established a $3 million line of credit with an unrelated financial institution which can be used for general corporate purposes. There were no borrowings under the line at December 31, 2025. Overall, we believe that the holding company has sufficient liquidity to meet its subordinated debt interest payments and its dividend payout level with respect to its common stock.

Financial institutions must maintain liquidity to meet day-to-day requirements of depositors and borrowers, take advantage of market opportunities, and provide a cushion against unforeseen needs. Liquidity needs can be met by either reducing assets or increasing liabilities. Sources of asset liquidity are provided by short-term investments, interest bearing deposits with banks, and federal funds sold. These assets totaled $50.9 million and $17.7 million at December 31, 2025 and 2024, respectively. Maturing and repaying loans, as well as the monthly cash flow associated with mortgage-backed securities and security maturities are other significant sources of asset liquidity for the Company.

Liability liquidity can be met by attracting deposits with competitive rates, using repurchase agreements, buying federal funds, or utilizing the facilities of the Federal Reserve or the FHLB systems. The Company utilizes a variety of these methods of liability liquidity. Additionally, the Company's subsidiary bank is a member of the FHLB, which provides the opportunity to obtain short-term to longer-term advances based upon the Company's investment in certain residential mortgage, commercial real estate, and commercial and industrial loans. At December 31, 2025, the Company had $311 million of overnight borrowing availability at the FHLB, $41 million of short-term borrowing availability at the Federal Reserve Bank and $35 million of unsecured federal funds lines with correspondent banks. The Company believes it has ample liquidity available to fund outstanding loan commitments if they were fully drawn upon.

CAPITAL RESOURCES. The Bank exceeds all regulatory capital ratios for each of the periods presented and is considered well capitalized. The Bank's common equity tier 1 capital ratio was 11.70%, the tier 1 capital ratio was 11.70%, and the total capital ratio was 12.88% at December 31, 2025. The Bank's tier 1 leverage ratio was 9.32% at December 31, 2025. We anticipate that we will maintain our strong capital ratios throughout 2026.

Capital generated from earnings will be utilized to pay the common stock cash dividend and will support controlled balance sheet growth. There is a particular emphasis on ensuring that the subsidiary bank has appropriate levels of capital to support its non-owner occupied commercial real estate loan concentration, which stood at 352% of regulatory capital at December 31, 2025. It should be noted that this ratio decreased from 379% at December 31, 2024 due to contraction in non-owner occupied commercial real estate loan balances combined with an increase in total regulatory capital between years.

Our focus is on preserving capital to support customer lending and allow the Company to take advantage of business opportunities as they arise. The Company's Board of Directors expects to continue the common stock dividend at its current level of $0.03 per quarter given the Company's strong capital position and projected earnings power. While the Company has frequently executed common stock buyback programs in the past, we presently do not have one in place. At December 31, 2025, the Company had approximately 16.5 million common shares outstanding.

The Basel III capital standards establish the minimum capital levels in addition to the well capitalized requirements under the federal banking regulations prompt corrective action. The capital rules also impose a 2.5% capital conservation buffer (CCB) on top of the three minimum risk-weighted asset ratios. Banking institutions that fail to meet the effective minimum ratios once the CCB is taken into account will be subject to constraints on capital distributions, including dividends and share repurchases, and certain discretionary executive compensation. The severity of the constraints depends on the amount of the shortfall and the institution's "eligible retained income" (four quarter trailing net income, net of distributions and tax effects not reflected in net income). The Company and the Bank meet all capital requirements, including the CCB, and continue to be committed to maintaining strong capital levels that exceed regulatory requirements while also supporting balance sheet growth and providing a return to our shareholders.

Under the Basel III capital standards, the minimum capital ratios are:

	MINIMUM CAPITAL RATIO	MINIMUM CAPITAL RATIO PLUS CAPITAL CONSERVATION BUFFER
Common equity tier 1 capital to risk-weighted assets	4.5 %	7.0 %
Tier 1 capital to risk-weighted assets	6.0	8.5
Total capital to risk-weighted assets	8.0	10.5
Tier 1 capital to total average consolidated assets	4.0	N/A

INTEREST RATE SENSITIVITY. Asset/liability management involves managing the risks associated with changing interest rates and the resulting impact on the Company's net interest income, net income and capital. The management and measurement of interest rate risk at the Company is performed by using the following tools: (i) simulation modeling, which analyzes the impact of interest rate changes on net interest income, net income and capital levels over specific future time periods. The simulation modeling forecasts earnings under a variety of scenarios that incorporate changes in the absolute level of interest rates, the shape of the yield curve, prepayments and changes in the volumes and rates of various loan and deposit categories. The simulation modeling incorporates assumptions about reinvestment and the repricing characteristics of certain assets and liabilities without stated contractual maturities; (ii) market value of portfolio equity sensitivity analysis; and (iii) static GAP analysis, which analyzes the extent to which interest rate sensitive assets and interest rate sensitive liabilities are matched at specific points in time. The overall interest rate risk position and strategies are reviewed by senior management and the Company's Board of Directors on an ongoing basis.

The following table presents a summary of the Company's static GAP positions at December 31, 2025:

INTEREST SENSITIVITY PERIOD	3 MONTHS OR LESS	OVER 3 MONTHS THROUGH 6 MONTHS	OVER 6 MONTHS THROUGH 1 YEAR	OVER 1 YEAR	TOTAL
	(IN THOUSANDS, EXCEPT RATIOS AND PERCENTAGES)				
RATE SENSITIVE ASSETS:					
Loans and loans held for sale	$ 306,533	$ 96,620	$ 115,154	$ 514,661	$ 1,032,968
Investment securities	27,110	14,964	26,292	180,208	248,574
Trading securities	3,401	—	—	3,852	7,253
Short-term assets	39,418	—	—	—	39,418
Regulatory stock	—	—	—	5,946	5,946
Bank owned life insurance	—	—	—	39,308	39,308
Total rate sensitive assets	$ 376,462	$ 111,584	$ 141,446	$ 743,975	$ 1,373,467
RATE SENSITIVE LIABILITIES:					
Deposits:					
Non-interest bearing demand deposits . . .	$ —	$ —	$ —	$ 159,198	$ 159,198
Interest bearing demand deposits	167,504	1,274	2,512	150,865	322,155
Savings	1,488	1,462	2,849	117,276	123,075
Money market	89,216	2,144	4,072	170,521	265,953
Time deposits (1)	181,775	60,008	60,944	75,020	377,747
Total deposits	439,983	64,888	70,377	672,880	1,248,128
Borrowings	3,815	4,796	36,539	30,159	75,309
Total rate sensitive liabilities	$ 443,798	$ 69,684	$ 106,916	$ 703,039	$ 1,323,437
INTEREST SENSITIVITY GAP:					
Interval	$ (67,336)	$ 41,900	$ 34,530	$ 40,936	
Cumulative	$ (67,336)	$ (25,436)	$ 9,094	$ 50,030	$ 50,030
Period GAP ratio	0.85X	1.60X	1.32X	1.06X	
Cumulative GAP ratio	0.85	0.95	1.01	1.04	
Ratio of cumulative GAP to total assets . . .	(4.63)%	(1.75)%	0.63 %	3.44 %	

(1) Time deposits include certificates of deposit (CDs) and individual retirement accounts (IRAs).

When December 31, 2025 is compared to December 31, 2024, the Company's cumulative GAP ratio through three months indicates that the Company's balance sheet remained liability sensitive and demonstrated a slight decrease in the level of sensitivity. This liability sensitivity primarily resulted from a substantial increase in the level of interest bearing deposits which was tempered by a decrease in short-term borrowings and an increase in total rate sensitive assets. Specifically, the Company experienced a higher level of money market accounts and time deposits which more than offset a decline in the level of interest bearing demand deposits. In addition, the strengthening of the Company's liquidity position during 2025 led to an increase in total rate sensitive assets as well as a decrease in short-term borrowings of $14.6 million from the prior year. The Company's interest rate sensitivity position shifts from being liability sensitive to an asset sensitive position over three months and beyond as more of its rate sensitive assets begin to reprice. In particular, a portion of commercial real estate loans that were booked during the COVID pandemic when interest rates were significantly lower are repricing.

Management places primary emphasis on simulation modeling to manage and measure interest rate risk. The Company's Asset/Liability Management Policy seeks to limit net interest income variability over the first twelve months of the forecast period to -5.0% and -7.5%, which include interest rate movements of 100 and 200 basis points, respectively. Additionally, the Company also uses market value sensitivity measures to further evaluate the balance sheet exposure to changes in interest rates. The Company monitors the trends in market value of portfolio equity sensitivity analysis on a quarterly basis.

The following table presents an analysis of the sensitivity inherent in the Company's net interest income and market value of portfolio equity. The interest rate scenarios in the table compare the Company's base forecast, which was prepared using a flat interest rate scenario, to scenarios that reflect immediate interest rate changes of 100 and 200 basis points. Each rate scenario contains unique prepayment and repricing assumptions that are applied to the Company's existing balance sheet that was developed under the flat interest rate scenario.

INTEREST RATE SCENARIO	VARIABILITY OF NET INTEREST INCOME	CHANGE IN MARKET VALUE OF PORTFOLIO EQUITY
200 bp increase	(1.2)%	8.6 %
100 bp increase	(0.5)	5.0
100 bp decrease	(0.4)	(8.0)
200 bp decrease	(2.3)	(19.9)

The Company believes that its overall interest rate risk position is well controlled. The execution of $70 million of interest rate hedges during 2023, in order to fix the cost of certain deposits that are indexed and move with short-term interest rates, reduced the Company's negative variability of net interest income in a rising interest rate environment and helped slow net interest margin compression while interest rates were rising. The fed funds rate is currently at a targeted range of 3.50% to 3.75% as the Federal Reserve took action during the third and fourth quarters of 2025 to ease monetary policy and decrease the target fed funds rate a total of 75-basis points.

The variability of net interest income was slightly negative in the upward rate scenarios as the Company was marginally more exposed to liabilities repricing upward to a greater extent than assets. Specifically, the cost of funds was immediately impacted when short-term national interest rates increased because certain deposit products and overnight borrowed funds move with the market. This was partially offset by the Company's investment securities portfolio and the scheduled repricing of loans tied to an index, such as SOFR or prime. In addition to the interest rate hedges discussed above, the Company has effectively utilized interest rate swaps for interest rate risk management purposes. The interest rate swaps allow our customers to lock in fixed interest rates while the Company retains the benefit of interest rates moving with the market. Regarding interest bearing liabilities, the Company will continue its disciplined approach to price its core deposit accounts in a controlled but competitive manner and control the amount of overnight borrowed funds. The variability of net interest income is negative in the downward rate scenarios at the Company has more exposure to assets repricing downward to a greater extent than liabilities.

The market value of portfolio equity increases in the upward rate shocks due to the improved value of the Company's core deposit base. Negative variability of market value of portfolio equity occurs in the downward rate shocks due to a reduced value for core deposits.

Within the investment securities portfolio at December 31, 2025, 72.0% of the portfolio was classified as available for sale and 28.0% as held to maturity. The available for sale classification provides management with greater flexibility to manage the securities portfolio to better achieve overall balance sheet rate sensitivity goals and provide liquidity if needed. The mark to market of the available for sale securities does inject more volatility in the book value of equity, but has no impact on regulatory capital. There were 204 available for sale securities that were in an unrealized loss position at December 31, 2025. These unrealized losses were primarily a result of increases in market yields from the time of purchase. Management generally views changes in fair value caused by changes in interest rates as temporary; therefore, no provision for credit losses has been recorded for these securities. Management does not intend to sell these securities and does not believe it will be required to sell these securities before they recover in value or mature. Furthermore, it is the Company's intent to manage its long-term interest rate risk by continuing to sell a portion of newly originated fixed-rate 30-year mortgage loans into the secondary market (excluding construction and any jumbo loans). The Company sells 15-year fixed-rate mortgage loans into the secondary market as well, depending on market conditions. For the year ended December 31, 2025, 60.5% of all residential mortgage loan production was sold into the secondary market.

The amount of loans outstanding by category as of December 31, 2025, which are due in (i) one year or less, (ii) more than one year through five years, (iii) more than five years through 15 years, and (iv) over 15 years, are shown in the following table.

	ONE YEAR OR LESS	MORE THAN ONE YEAR THROUGH FIVE YEARS	MORE THAN FIVE YEARS THROUGH 15 YEARS	OVER 15 YEARS	TOTAL LOANS
			(IN THOUSANDS, EXCEPT RATIOS)		
Commercial real estate (owner occupied)	$ 3,269	$ 23,078	$ 57,572	$ 1,314	$ 85,233
Commercial and industrial	46,048	50,349	26,962	20,966	144,325
Commercial real estate (non-owner occupied) - retail	27,440	54,945	81,345	7,800	171,530
Commercial real estate (non-owner occupied) - multi-family	11,709	50,369	68,983	24	131,085
Other commercial real estate (non-owner occupied)	26,240	98,888	84,986	7,821	217,935
Residential mortgages	89	912	28,215	140,598	169,814
Consumer	5,097	11,305	41,070	55,333	112,805
Total	$ 119,892	$ 289,846	$ 389,133	$ 233,856	$ 1,032,727
Loans with fixed-rate	$ 77,706	$ 190,781	$ 88,560	$ 118,515	$ 475,562
Loans with floating-rate	42,186	99,065	300,573	115,341	557,165
Total	$ 119,892	$ 289,846	$ 389,133	$ 233,856	$ 1,032,727
Percent composition of maturity	11.6 %	28.1 %	37.7 %	22.6 %	100.0 %
Fixed-rate loans as a percentage of total loans					46.0 %
Floating-rate loans as a percentage of total loans					54.0 %

The loan maturity information was based upon original loan terms. In the ordinary course of business, loans maturing within one year may be renewed, in whole or in part, as to principal amount at interest rates prevailing at the date of renewal.

The following table summarizes the fixed-rate and floating-rate loans due in more than one year by portfolio segment.

	FIXED-RATE LOANS	FLOATING-RATE LOANS	TOTAL
		(IN THOUSANDS)	
Commercial real estate (owner occupied)	$ 21,514	$ 60,450	$ 81,964
Commercial and industrial	46,608	51,669	98,277
Commercial real estate (non-owner occupied) - retail	33,700	110,390	144,090
Commercial real estate (non-owner occupied) - multi-family	24,751	94,625	119,376
Other commercial real estate (non-owner occupied)	76,830	114,865	191,695
Residential mortgages	144,974	24,751	169,725
Consumer	49,479	58,229	107,708
Total	$ 397,856	$ 514,979	$ 912,835

OFF BALANCE SHEET ARRANGEMENTS. The Company incurs off-balance sheet risks in the normal course of business in order to meet the financing needs of its customers. These risks derive from commitments to extend credit and standby letters of credit. Such commitments and standby letters of credit involve, to varying degrees, elements of credit risk. The Company's exposure to credit loss in the event of nonperformance by the other party to these commitments to extend credit and standby letters of credit is represented by their contractual amounts. The Company uses the same credit and collateral policies in making commitments and conditional obligations as for all other lending. The Company had various outstanding commitments to extend credit approximating $239.9 million and standby letters of credit of $8.8 million as of December 31, 2025.

The Company can also use various interest rate contracts, such as interest rate swaps, caps, and floors to help manage interest rate and market valuation risk exposure, which is incurred in normal recurrent banking activities. As of December 31, 2025, the Company had $60.8 million in the notional amount of interest rate swap assets outstanding, with a fair value of $2.6 million. Simultaneously, the Company had $60.8 million in the notional amount of interest rate swap liabilities outstanding, with a negative fair value of $2.6 million. The Company entered into a risk participation agreement (RPA) with the lead bank of a commercial real estate loan arrangement. As a participating bank, the Company guarantees the performance on a borrower-related interest rate swap contract. The notional amount of the RPA outstanding at December 31, 2025 was $4.9 million, with a negative fair value of $303,000. In addition, the Company has entered into three interest rate swaps with a total notional value of $70 million in order to hedge the interest rate risk associated with certain floating-rate time deposit accounts. At December 31, 2025, the hedges had a negative fair value of $118,000.

As of December 31, 2025 and 2024, municipal deposit letters of credit issued by the Federal Home Loan Bank of Pittsburgh on behalf of AmeriServ Financial Bank naming applicable municipalities as beneficiaries totaled $182.2 million and $174.4 million, respectively. The letters of credit serve as collateral, in place of pledged securities, for municipal deposits maintained at AmeriServ Financial Bank.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES. This document contains certain financial information determined by methods other than in accordance with generally accepted accounting principles in the United States (GAAP). The tangible common equity ratio and tangible book value per share are considered to be non-GAAP measures and are calculated by dividing tangible common equity by tangible assets or shares outstanding. The Company believes that these non-GAAP financial measures provide information to investors that is useful in understanding its financial condition. This non-GAAP data should be considered in addition to results prepared in accordance with GAAP, and is not a substitute for, or superior to, GAAP results. Limitations associated with non-GAAP financial measures include the risks that persons might disagree as to the appropriateness of items included in these measures, and because not all companies use the same calculation of tangible common equity and tangible assets, this presentation may not be comparable to other similarly titled measures calculated by other companies.

The following table sets forth the calculation of the Company's tangible common equity ratio and tangible book value per share at December 31, 2025 and 2024 (in thousands, except share and ratio data):

	AT DECEMBER 31,	
	2025	2024
Total shareholders' equity	$ 119,312	$ 107,248
Less: Intangible assets	13,667	13,688
Tangible common equity	105,645	93,560
Total assets	1,453,813	1,422,362
Less: Intangible assets	13,667	13,688
Tangible assets	1,440,146	1,408,674
Tangible common equity ratio (non-GAAP)	7.34 %	6.64 %
Total shares outstanding	16,522,267	16,519,267
Tangible book value per share (non-GAAP)	$ 6.39	$ 5.66

CRITICAL ACCOUNTING POLICIES AND ESTIMATES. The accounting and reporting policies of the Company are in accordance with Generally Accepted Accounting Principles (GAAP) and conform to general practices within the banking industry. Accounting and reporting policies for the pension liability, allowance for credit losses (related to investment securities, loans, and unfunded commitments), and derivatives (interest rate swaps/hedges) are deemed critical because they involve the use of estimates and require significant management judgments. Application of assumptions different than those used by the Company could result in material changes in the Company's financial position or results of operation.

ACCOUNT — Pension liability
BALANCE SHEET REFERENCE — Other assets
INCOME STATEMENT REFERENCE — Salaries and employee benefits and Other expense
DESCRIPTION

Pension costs and liabilities are dependent on assumptions used in calculating such amounts. These assumptions include discount rates, benefits earned, interest costs, expected return on plan assets, mortality rates, and other factors. In accordance with GAAP, actual results that differ from the assumptions are accumulated and amortized over future periods and, therefore, generally affect recognized expense and the recorded obligation of future periods. While management believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect the Company's pension obligations and future expense. Additionally, pension expense can also be impacted by settlement accounting charges if the amount of employee selected lump sum distributions exceed the total amount of service and interest component costs of the net periodic pension cost in a particular year. Our pension benefits are described further in Note 15 of the Notes to Consolidated Financial Statements.

ACCOUNT — Allowance for credit losses
BALANCE SHEET REFERENCE — Investment securities, net of allowance for credit losses, Allowance for credit losses – loans, Other liabilities
INCOME STATEMENT REFERENCE — Provision for credit losses
DESCRIPTION

The Company measures the current expected credit losses (CECL) on financial assets measured at amortized cost, including loans and held to maturity (HTM) securities, and off-balance sheet credit exposures such as unfunded commitments. In addition, ASC 326 requires credit losses on available for sale (AFS) debt securities to be presented as an allowance rather than as a write-down when management does not intend to sell or believes that it is not more likely than not, they will be required to sell the security.

The Company measures expected credit losses on held to maturity debt securities, which are comprised of U.S. government agency and mortgage-backed securities as well as taxable municipal, corporate, and other bonds. The Company's agency and mortgage-backed securities are issued by U.S. government entities and agencies and are either explicitly or implicitly guaranteed by the U.S. government, are highly rated by major rating agencies, and have a long history of no credit losses. As such, no allowance for credit losses has been established for these securities. The allowance for credit losses on the taxable municipal, corporate, and other bonds within the held to maturity securities portfolio is calculated using the PD/LGD method. The calculation is completed on a quarterly basis using the default studies provided by an industry leading source.

The Company measures expected credit losses on available for sale debt securities when the Company does not intend to sell, or when it is not more likely than not that it will be required to sell, the security before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the security's amortized cost basis is written down to fair value through income. For available for sale debt securities that do not meet the aforementioned criteria, the Company evaluates whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, the Company considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency, and adverse conditions specifically related to the security, among other factors. If this evaluation indicates that a credit loss exists, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost, a credit loss exists and an allowance for credit losses is recorded for the credit loss, equal to the amount that the fair value is less than the amortized cost basis. At times, based on management judgment, the Company may establish an allowance for credit losses in excess of the amount that the fair value is less than the amortized cost basis based on the specific circumstances surrounding the security.

The allowance for credit losses (ACL) is a valuation reserve established and maintained by charges against income and is deducted from the amortized cost basis of loans to present the net amount expected to be collected on the loans. Loans, or portions thereof, are charged off against the ACL when they are deemed uncollectible.

The ACL is an estimate of expected credit losses, measured over the contractual life of a loan, which considers our historical loss experience, current conditions and forecasts of future economic conditions. Determination of an appropriate ACL is inherently subjective and may have significant changes from period to period. The methodology for determining the ACL has two main components: evaluation of expected credit losses for certain groups of homogeneous loans that share similar risk characteristics and evaluation of loans that do not share risk characteristics with other loans.

The allowance for credit losses is calculated with the objective of maintaining reserve levels believed by management to be sufficient to absorb current expected credit losses. Management's determination of the adequacy of the allowance is based on periodic evaluations of the credit portfolio and other relevant factors. However, this quarterly evaluation is inherently subjective as it requires material estimates. This process also considers economic conditions, for a reasonable and supportable forecast period of two years. All of these factors may be susceptible to significant change.

To the extent actual outcomes differ from management estimates, additional provision for credit losses may be required that would adversely impact earnings in future periods.

Changes in the U3 U.S. Citizen Unemployment Rate ("Unemployment Rate"), which measures labor underutilization, could have a material impact on the model's estimation of the allowance. An immediate shock of approximately 60% to the December 31, 2025 Unemployment Rate would increase the model's total calculated allowance by approximately $2.8 million, or 21%, to $15.8 million as of December 31, 2025, assuming the remaining qualitative adjustments are kept at current levels. Additionally, a deterioration in the credit quality of the loan portfolio could also have a material impact on the model's estimation of the allowance. Incorporating a severe shock to the qualitative adjustment related to Credit Quality into the Unemployment Rate Stress analysis, increases the model's total calculated reserve by an additional 15%, or $1.9 million, to $17.8 million as of December 31, 2025, assuming the remaining qualitative adjustments are kept at current levels. While management's current evaluation of the allowance for credit losses indicates that the allowance is appropriate, the allowance may need to be increased under adversely different conditions or assumptions. Additionally, changes in those factors and inputs may not occur at the same rate and inputs may be directionally inconsistent, such that improvements in one factor may offset deterioration in another.

The Company estimates expected credit losses over the contractual period in which it is exposed to credit risk via a contractual obligation to extend credit, unless that obligation is unconditionally cancelable. The estimate includes consideration of the likelihood that funding will occur and an estimate of expected credit losses on commitments expected to be funded over its estimated life.

ACCOUNT — Derivatives (interest rate swaps/hedges)
BALANCE SHEET REFERENCE — Other assets and Other liabilities
INCOME STATEMENT REFERENCE — Other income
DESCRIPTION

The Company periodically enters into derivative instruments to meet the financing, interest rate and equity risk management needs of its customers or the Bank.

The Company recognizes all derivatives as either assets or liabilities on the Consolidated Balance Sheets and measures those instruments at fair value. For derivatives designated as fair value hedges, changes in the fair value of the derivative and hedged item related to the hedged risk are recognized in earnings. Changes in fair value of derivatives designated and accounted for as cash flow hedges, to the extent they are effective as hedges, are recorded in other comprehensive loss, net of deferred taxes and are subsequently reclassified to earnings when the hedged transaction affects earnings. Any hedge ineffectiveness would be recognized in the income statement line item pertaining to the hedged item.

To accommodate the needs of our customers and support the Company's asset/liability positioning, we may enter into interest rate swap agreements with customers and a large financial institution that specializes in these types of transactions. The Company enters into offsetting positions to minimize interest rate and equity risk to the Company. These derivative financial instruments are reported at fair value with any resulting gain or loss recorded in current period earnings in amounts that offset. These instruments and their offsetting positions are recorded in other assets and other liabilities on the Consolidated Balance Sheets.

FORWARD LOOKING STATEMENTS

THE STRATEGIC FOCUS:

AmeriServ Financial is committed to improving shareholder value by striving for consistently improving financial performance; providing our customers with products and exceptional service for every step in their lifetime financial journey; cultivating an employee atmosphere rooted in trust, empowerment and growth; and serving our communities through employee involvement and a philanthropic spirit. We will strive to provide our shareholders with consistently improved financial performance; the products, services and know-how needed to forge lasting banking for life customer relationships; a work environment that challenges and rewards staff; and the manpower and financial resources needed to make a difference in the communities we serve. Our strategic initiatives will focus on these four key constituencies:

- Shareholders — We strive to increase earnings per share; identifying and managing revenue growth and expense control; and managing risk. Our goal is to increase value for AmeriServ shareholders by growing earnings per share and narrowing the financial performance gap between AmeriServ and its peer banks. We try to return earnings to shareholders through a combination of dividends and share repurchases (though none are currently authorized) subject to maintaining sufficient capital to support balance sheet growth and economic uncertainty. We strive to educate our employee base as to the meaning/importance of earnings per share as a performance measure. Our goal is to develop a value-added combination for increasing revenue and controlling expenses that is rooted in developing and offering high-quality financial products and services; an existing branch network; electronic banking capabilities with 24/7 convenience; and providing truly exceptional customer service. We expect to further leverage union affiliated revenue streams, prudently manage the Company's risk profile to improve asset yields and increase profitability and continue to identify and implement technological opportunities and advancements to drive efficiency for the Company. Additionally, under a previously disclosed consulting agreement, we are working closely with SB Value to further improve the profitability of our Wealth Management division.

- Customers — The Company expects to provide exceptional customer service, identifying opportunities to enhance the Banking for Life philosophy by providing products and services to meet the financial needs in every step through a customer's life cycle, and further defining the role technology plays in anticipating and satisfying customer needs. We anticipate providing leading banking systems and solutions to improve and enhance customers' Banking for Life experience. We will provide customers with a comprehensive offering of financial solutions including retail and business banking, home mortgages and wealth management at one location. We have upgraded and modernized select branches to be more inviting and technologically savvy to meet the needs of the next generation of AmeriServ customers without abandoning the needs of our existing demographic.

- Staff — We are committed to developing high-performing employees, establishing and maintaining a culture of trust and effectively and efficiently managing staff attrition. We will employ a workforce succession plan to manage anticipated staff attrition while identifying and grooming high performing staff members to assume positions with greater responsibility within the organization. We will employ technological systems and solutions to provide staff with the tools they need to perform more efficiently and effectively.

- Communities — We will continue to promote and encourage employee community involvement and leadership while fostering a positive corporate image. This will be accomplished by demonstrating our commitment to the communities we serve through assistance in providing affordable housing programs for low-to-moderate-income families; donations to qualified charities; and the time and talent contributions of AmeriServ staff to a wide range of charitable and civic organizations.

This Form 10-K contains various forward-looking statements and includes assumptions concerning the Company's beliefs, plans, objectives, goals, expectations, anticipations, estimates, intentions, operations, future results, and prospects, including statements that include the words "may," "could," "should," "would," "believe," "expect," "anticipate," "estimate," "intend," "project," "plan" or similar expressions. These forward-looking statements are based upon current expectations, are subject to risk and uncertainties and are applicable only as of the dates of such statements. Forward-looking statements involve risks, uncertainties and assumptions. Although we do not make forward-looking statements unless we believe we have a reasonable basis for doing so, we cannot guarantee their accuracy. You should not put undue reliance on any forward-looking statements. These statements speak only as of the date of this Form 10-K, even if subsequently made available on our website or otherwise, and we undertake no obligation to update or revise these statements to reflect events or circumstances occurring after the date of this Form 10-K. In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, the Company provides the following cautionary statement identifying important factors (some of which are beyond the Company's control) which could cause the actual results or events to differ materially from those set forth in or implied by the forward-looking statements and related assumptions.

Such factors include the following: (i) the effect of changing regional and national economic conditions; (ii) the effects of trade, monetary and fiscal policies and laws, including interest rate policies of the Federal Reserve; (iii) significant changes in interest rates and prepayment speeds; (iv) inflation, stock and bond market, and monetary fluctuations; (v) credit risks of commercial, real estate, consumer, and other lending activities; (vi) changes in federal and state banking and financial services laws and regulations and supervisory actions by such regulators, including bank failures; (vii) the presence in the Company's market area of competitors with greater financial resources than the Company; (viii) the timely development of competitive new products and services by the Company and the acceptance of those products and services by customers and regulators (when required); (ix) the willingness of customers to substitute competitors' products and services for those of the Company and vice versa; (x) changes in consumer spending and savings habits; (xi) unanticipated regulatory or judicial proceedings; (xii) the ability to attract new or retain existing deposits or to retain or grow loans, including growth from unfunded closed loans; (xiii) the ability to generate future revenue growth or to control future growth in non-interest expense, including, but not limited to, those related to technological changes, including changes regarding artificial intelligence and cybersecurity, changes affecting oversight of the financial services industry, and changes intended to manage or mitigate climate and related environmental risks; (xiv) the impact of failure in, or breach of, our operational or security systems or those of third parties with whom we do business, including as a result of cyberattacks or an increase in the incidence of fraud, illegal payments, security breaches or other illegal acts impacting us or our customers; (xv) unanticipated effects to our banking platform, including risks and unanticipated costs related to a core system migration; and (xvi) other external developments which could materially impact the Company's operational and financial performance.

The foregoing list of important factors is not exclusive, and neither such list, nor any forward-looking statement takes into account the impact that any future acquisition may have on the Company and on any such forward-looking statement.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Risk identification and management are essential elements for the successful management of the Company. In the normal course of business, the Company is subject to various types of risk, including interest rate, credit, and liquidity risk. The Company seeks to identify, manage and monitor these risks with policies, procedures, and various levels of managerial and Board oversight. The Company's objective is to optimize profitability while managing and monitoring risk within Board approved policy limits.

Interest rate risk is the sensitivity of net interest income and the market value of portfolio equity to the magnitude, direction, and frequency of changes in interest rates. Interest rate risk results from various repricing frequencies and the maturity structure of assets, liabilities, and hedges. The Company uses its Asset/Liability Management Policy and Hedging Policy to control and manage interest rate risk. For information regarding the effect of changing interest rates on the Company's net interest income and market value of its portfolio equity, see "Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations — Interest Rate Sensitivity."

Liquidity risk represents the inability to generate cash or otherwise obtain funds at reasonable rates to satisfy commitments to borrowers, as well as the obligations to depositors, debtholders and to fund operating expenses. The Company uses its Asset/Liability Management Policy and Contingency Funding Plan to control and manage liquidity risk. See "Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations — Liquidity."

Credit risk represents the possibility that a customer may not perform in accordance with contractual terms. Credit risk results from extending credit to customers, purchasing securities, and entering into certain off-balance sheet loan funding commitments. The Company's primary credit risk occurs in the loan portfolio and to a lesser extent in the corporate and municipal portions of the investment portfolio. The Company uses its Credit Policy and disciplined approach to evaluating the adequacy of the allowance for credit losses to control and manage credit risk. The Company's Investment Policy and Hedging Policy strictly limit the amount of credit risk that may be assumed in the investment portfolio and through hedging activities.

For information regarding the market risk of the Company's financial instruments, see "Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations — Interest Rate Sensitivity." The Company's principal market risk exposure is to interest rates.

ITEM 8.   CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

AMERISERV FINANCIAL, INC.

CONSOLIDATED BALANCE SHEETS

	AT DECEMBER 31,	
	2025	2024
	(IN THOUSANDS, EXCEPT SHARE DATA)	
ASSETS		
Cash and due from depository institutions	$ 11,473	$ 13,891
Interest bearing deposits and short-term investments	39,418	3,855
Cash and cash equivalents	50,891	17,746
Investment securities, net of allowance for credit losses:		
Available for sale, at fair value (allowance for credit losses $360 on December 31, 2024)	176,228	155,620
Held to maturity (fair value $68,916 on December 31, 2025 and $58,471 on December 31, 2024; allowance for credit losses $90 on December 31, 2025 and $89 on December 31, 2024)	72,256	63,837
Trading securities	7,253	—
Loans held for sale	241	460
Loans (net of unearned income $466 on December 31, 2025 and $517 on December 31, 2024)	1,032,727	1,067,949
Less: Allowance for credit losses	13,128	13,912
Net loans	1,019,599	1,054,037
Premises and equipment:		
Operating lease right-of-use asset	1,395	1,550
Financing lease right-of-use asset	2,106	2,331
Other premises and equipment, net	13,929	14,228
Accrued interest income receivable	5,557	5,486
Intangible assets:		
Goodwill	13,611	13,611
Core deposit intangible	56	77
Bank owned life insurance	39,308	39,923
Net deferred tax asset	—	1,412
Federal Home Loan Bank stock	3,785	4,759
Federal Reserve Bank stock	2,161	2,125
Other real estate owned and repossessed assets	216	1,724
Other assets	45,221	43,436
TOTAL ASSETS	$ 1,453,813	$ 1,422,362
LIABILITIES		
Non-interest bearing deposits	$ 159,198	$ 171,622
Interest bearing deposits	1,088,930	1,029,373
Total deposits	1,248,128	1,200,995
Short-term borrowings	—	14,642
Advances from Federal Home Loan Bank	44,615	56,058
Operating lease liabilities	1,426	1,572
Financing lease liabilities	2,501	2,689
Subordinated debt	26,767	26,726
Total borrowed funds	75,309	101,687
Net deferred tax liability	1,636	—
Other liabilities	9,428	12,432
TOTAL LIABILITIES	1,334,501	1,315,114
SHAREHOLDERS' EQUITY		
Common stock, par value $0.01 per share; 30,000,000 shares authorized; 26,779,089 shares issued, 216,500 shares issuable, and 16,522,267 shares outstanding on December 31, 2025 and 26,776,089 shares issued and 16,519,267 shares outstanding on December 31, 2024	270	268
Treasury stock at cost, 10,256,822 shares on December 31, 2025 and December 31, 2024	(84,791)	(84,791)
Capital surplus	147,070	146,372
Retained earnings	64,112	60,482
Accumulated other comprehensive loss	(7,349)	(15,083)
TOTAL SHAREHOLDERS' EQUITY	119,312	107,248
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 1,453,813	$ 1,422,362

See accompanying notes to consolidated financial statements.

AMERISERV FINANCIAL, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	YEAR ENDED DECEMBER 31,	
	2025	2024
	(IN THOUSANDS, EXCEPT PER SHARE DATA)	
INTEREST INCOME		
Interest and fees on loans		
Taxable	$ 59,972	$ 56,638
Tax exempt	188	121
Interest bearing deposits and short-term investments	826	250
Investment securities:		
Available for sale	7,632	7,209
Held to maturity	2,592	2,287
Trading securities	144	—
Total Interest Income	71,354	66,505
INTEREST EXPENSE		
Deposits	25,471	25,448
Short-term borrowings	266	1,582
Advances from Federal Home Loan Bank	2,200	2,265
Financing lease liabilities	100	108
Subordinated debt	1,054	1,054
Total Interest Expense	29,091	30,457
Net Interest Income	42,263	36,048
Provision for credit losses	4,120	884
Net Interest Income after Provision for Credit Losses	38,143	35,164
NON-INTEREST INCOME		
Wealth management fees	11,560	12,318
Service charges on deposit accounts	1,145	1,188
Mortgage banking revenue	184	304
Trading securities revenue	118	—
Bank owned life insurance	1,284	1,067
Other income	2,698	3,098
Total Non-Interest Income	16,989	17,975
NON-INTEREST EXPENSE		
Salaries and employee benefits	28,939	28,387
Net occupancy expense	2,984	2,968
Equipment expense	1,559	1,539
Professional fees	3,755	4,784
Data processing and IT expense	4,953	4,815
Supplies, postage and freight	701	670
Miscellaneous taxes and insurance	1,446	1,308
Federal deposit insurance expense	987	1,021
Other expense	3,012	3,248
Total Non-Interest Expense	48,336	48,740
PRETAX INCOME	6,796	4,399
Provision for income taxes	1,184	798
NET INCOME	$ 5,612	$ 3,601

CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

	YEAR ENDED DECEMBER 31,	
	2025	2024
	(IN THOUSANDS, EXCEPT PER SHARE DATA)	
PER COMMON SHARE DATA:		
Basic:		
Net income	$ **0.34**	$ 0.21
Average number of shares outstanding.....................................	**16,520**	16,802
Diluted:		
Net income	$ **0.34**	$ 0.21
Average number of shares outstanding.....................................	**16,530**	16,802

See accompanying notes to consolidated financial statements.

AMERISERV FINANCIAL, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	YEAR ENDED DECEMBER 31,	
	2025	2024
	(IN THOUSANDS)	
COMPREHENSIVE INCOME		
Net income	$ 5,612	$ 3,601
Other comprehensive income		
Pension obligation change for defined benefit plan	2,804	5,415
Income tax effect	(589)	(1,137)
Unrealized holding gains on available for sale securities arising during period	6,934	504
Income tax effect	(1,456)	(106)
Fair value change for interest rate hedge	80	962
Income tax effect	(17)	(202)
Reclassification adjustment for reduction of interest expense related to interest rate hedge	(28)	(687)
Income tax effect	6	144
Other comprehensive income	7,734	4,893
COMPREHENSIVE INCOME	$ 13,346	$ 8,494

See accompanying notes to consolidated financial statements.

AMERISERV FINANCIAL, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	COMMON STOCK	TREASURY STOCK	SURPLUS	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE LOSS	TOTAL
			YEAR ENDED DECEMBER 31, 2025			
			(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)			
Balance at December 31, 2024	$ 268	$ (84,791)	$ 146,372	$ 60,482	$ (15,083)	$ 107,248
Net income	—	—	—	5,612	—	5,612
Common stock issued for exercise of stock options (3,000 shares)	—	—	9	—	—	9
Common stock issuable (216,500 shares)	2	—	689	—	—	691
Other comprehensive income	—	—	—	—	7,734	7,734
Cash dividend declared on common stock ($0.12 per share)	—	—	—	(1,982)	—	(1,982)
Balance at December 31, 2025	$ 270	$ (84,791)	$ 147,070	$ 64,112	$ (7,349)	$ 119,312

	COMMON STOCK	TREASURY STOCK	SURPLUS	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE LOSS	TOTAL
			YEAR ENDED DECEMBER 31, 2024			
			(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)			
Balance at December 31, 2023	$ 268	$ (83,280)	$ 146,364	$ 58,901	$ (19,976)	$ 102,277
Net income	—	—	—	3,601	—	3,601
Treasury stock purchased (628,003 shares)	—	(1,511)	—	—	—	(1,511)
Stock option expense	—	—	8	—	—	8
Other comprehensive income	—	—	—	—	4,893	4,893
Cash dividend declared on common stock ($0.12 per share)	—	—	—	(2,020)	—	(2,020)
Balance at December 31, 2024	$ 268	$ (84,791)	$ 146,372	$ 60,482	$ (15,083)	$ 107,248

See accompanying notes to consolidated financial statements.

AMERISERV FINANCIAL, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	YEAR ENDED DECEMBER 31,	
	2025	2024
	(IN THOUSANDS)	
OPERATING ACTIVITIES		
Net income	$ **5,612**	$ 3,601
Adjustments to reconcile net income to net cash provided by operating activities:		
Provision for credit losses	**4,120**	884
Depreciation and amortization expense	**2,077**	2,059
Amortization expense of core deposit intangible	**21**	24
Amortization of fair value adjustment on acquired time deposits	**(1)**	(8)
Net (accretion) amortization of investment securities	**(98)**	76
Net amortization of deferred loan fees	**(234)**	(132)
Net gains on loans held for sale	**(116)**	(174)
Origination of mortgage loans held for sale	**(7,358)**	(11,426)
Sales of mortgage loans held for sale	**7,693**	11,270
(Increase) decrease in accrued interest receivable	**(71)**	43
Increase (decrease) in accrued interest payable	**552**	(335)
Earnings on bank owned life insurance	**(1,284)**	(1,067)
Deferred income taxes	**992**	(34)
Stock compensation expense	**—**	8
Common stock issuable	**691**	—
Net change in trading securities	**(7,253)**	—
Net change in operating leases	**(178)**	(169)
Other, net	**(1,978)**	(1,933)
Net cash provided by operating activities	**3,187**	2,687
INVESTING ACTIVITIES		
Purchase of investment securities — available for sale	**(54,649)**	(16,353)
Purchase of investment securities — held to maturity	**(15,743)**	(6,449)
Proceeds from maturities of investment securities — available for sale	**40,328**	26,062
Proceeds from maturities of investment securities — held to maturity	**7,428**	6,490
Proceeds from sale of investment securities — available for sale	**—**	935
Purchase of regulatory stock	**(12,344)**	(15,214)
Proceeds from redemption of regulatory stock	**13,282**	15,665
Net decrease (increase) in loans	**30,515**	(33,499)
Purchase of premises and equipment	**(1,124)**	(1,711)
Proceeds from sale of other real estate owned and repossessed assets	**1,466**	264
Proceeds from life insurance policies	**1,911**	711
Net cash provided by (used in) investing activities	**11,070**	(23,099)
FINANCING ACTIVITIES		
Net increase in deposit balances	**47,134**	42,643
Net decrease in other short-term borrowings	**(14,642)**	(26,309)
Principal borrowings on advances from Federal Home Loan Bank	**1,908**	28,703
Principal repayments on advances from Federal Home Loan Bank	**(13,351)**	(17,207)
Principal payments on financing lease liabilities	**(188)**	(168)
Stock options exercised	**9**	—
Purchases of treasury stock	**—**	(1,511)
Common stock dividend paid	**(1,982)**	(2,020)
Net cash provided by financing activities	**18,888**	24,131
NET INCREASE IN CASH AND CASH EQUIVALENTS	**33,145**	3,719
CASH AND CASH EQUIVALENTS AT JANUARY 1	**17,746**	14,027
CASH AND CASH EQUIVALENTS AT DECEMBER 31	$ **50,891**	$ 17,746

See accompanying notes to consolidated financial statements.

AMERISERV FINANCIAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS AND NATURE OF OPERATIONS

AmeriServ Financial, Inc. (the Company) is a bank holding company, headquartered in Johnstown, Pennsylvania. Through its banking subsidiary, the Company operates 16 banking locations in five southwestern Pennsylvania counties and Hagerstown, Maryland. These branches provide a full range of consumer, mortgage, and commercial financial products and wealth management services.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of AmeriServ Financial, Inc. and its wholly owned subsidiary, AmeriServ Financial Bank (the Bank). The Bank is a Pennsylvania state-chartered full-service bank with 15 locations in Pennsylvania and 1 location in Maryland. Through its AmeriServ Wealth and Capital Management Division, the Bank offers a complete range of trust and financial services and administers assets valued at approximately $2.7 billion and $2.6 billion that are not reported on the Company's Consolidated Balance Sheets at December 31, 2025 and 2024, respectively. AmeriServ Wealth Advisors, Inc., an SEC-registered investment advisor, is a subsidiary of the Bank.

In addition, the Parent Company is an administrative group that provides support in such areas as audit, finance, investments, loan review, general services, and marketing. Intercompany accounts and transactions have been eliminated in preparing the Consolidated Financial Statements. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (generally accepted accounting principles, or GAAP) requires management to make estimates and assumptions that affect the amounts reported in the Consolidated Financial Statements and accompanying notes. Actual results may differ from these estimates and the differences may be material to the Consolidated Financial Statements. The Company's most significant estimates relate to the allowance for credit losses (related to investment securities, loans, and unfunded commitments), pension, and derivatives (interest rate swaps/hedges).

OPERATING SEGMENTS

While the chief decision-maker monitors the revenue streams of the various products and services, operations are managed, and financial performance is evaluated on a Company-wide basis. Discrete financial information is not available other than on a Company-wide basis. Accordingly, all of the financial service operations are considered by management to be aggregated in one reportable operating segment. Segment reporting is described further in Note 21.

INVESTMENT SECURITIES

Securities are classified at the time of purchase as investment securities held to maturity if it is management's intent and the Company has the ability to hold the securities until maturity. These held to maturity securities are carried on the Company's books at cost, adjusted for amortization of premium and accretion of discount which is computed using the level yield method which approximates the effective interest method. Alternatively, securities are classified as available for sale if it is management's intent at the time of purchase to hold the securities for an indefinite period of time and/or to use the securities as part of the Company's asset/liability management strategy. Securities classified as available for sale include securities which may be sold to effectively manage interest rate risk exposure, prepayment risk, and other factors (such as liquidity requirements). These available for sale securities are reported at fair value with unrealized aggregate appreciation/depreciation excluded from income and credited/charged to accumulated other comprehensive income (loss) within shareholders' equity on a net of tax basis. Realized gains or losses on securities sold are computed upon the adjusted cost of the specific securities sold.

Securities classified as trading assets are purchased with the intent of selling them in the near term (less than 30 days) to generate profits from short-term changes in price. Trading securities are reported at fair value with unrealized gains and losses included in income. The Company participates in limited trading activity. Specifically, during 2025, the Company established a $7.0 million investment trading account which is managed by an outside third party. The trading account is invested in U.S. Treasury and municipal securities. As of December 31, 2025, there was

$99,000 of cash held in the account available for future trading security purchases. This cash balance is included in cash and cash equivalents on the Consolidated Balance Sheets.

Additionally, the Company holds equity securities which are comprised of mutual funds held within a rabbi trust for the executive deferred compensation plan and ordinary shares issued by a borrower in satisfaction of debt previously contracted. The deferred compensation plan equity securities are reported at fair value within other assets on the Consolidated Balance Sheets and unrealized holding gains and losses are included in earnings. The ordinary shares issued in satisfaction of debt previously contracted do not have a readily determinable fair value. Therefore, they are reported at cost within other assets on the Consolidated Balance Sheets and are adjusted when observable price changes are identified or an impairment charge is recognized.

Allowance for Credit Losses – Held to Maturity Securities

The Company measures expected credit losses on held to maturity debt securities, which are comprised of U.S. government agency and mortgage-backed securities as well as municipal, corporate, and other bonds. The Company's agency and mortgage-backed securities are issued by U.S. government entities and agencies and are either explicitly or implicitly guaranteed by the U.S. government, are highly rated by major rating agencies, and have a long history of no credit losses. As such, no allowance for credit losses has been established for these securities. The allowance for credit losses on the municipal, corporate, and other bonds within the held to maturity securities portfolio is calculated using the probability of default/loss given default (PD/LGD) method. The calculation is completed on a quarterly basis using the default studies provided by an industry leading source. At December 31, 2025 and 2024, the allowance for credit losses on the held to maturity securities portfolio totaled $90,000 and $89,000, respectively.

The allowance for credit losses on held to maturity debt securities is included within investment securities held to maturity on the Consolidated Balance Sheets. Changes in the allowance for credit losses are recorded within provision for credit losses on the Consolidated Statements of Operations.

Accrued interest receivable on held to maturity debt securities totaled $384,000 and $403,000 at December 31, 2025 and 2024, respectively, and is included within accrued interest income receivable on the Consolidated Balance Sheets. This amount is excluded from the estimate of expected credit losses. Held to maturity debt securities are typically classified as non-accrual when the contractual payment of principal or interest has become 90 days past due or management has serious doubts about the further collectability of principal or interest. When held to maturity debt securities are placed on non-accrual status, unpaid interest credited to income is reversed. The Company had no held to maturity debt securities in non-accrual status or past due over 90 days still accruing interest at December 31, 2025 and 2024.

Allowance for Credit Losses – Available for Sale Securities

The Company measures expected credit losses on available for sale debt securities when the Company does not intend to sell, or when it is not more likely than not that it will be required to sell, the security before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the security's amortized cost basis is written down to fair value through income. For available for sale debt securities that do not meet the aforementioned criteria, the Company evaluates whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, the Company considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency, and adverse conditions specifically related to the security, among other factors. If this evaluation indicates that a credit loss exists, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost, a credit loss exists and an allowance for credit losses is recorded for the credit loss, equal to the amount that the fair value is less than the amortized cost basis. At times, based on management judgment, the Company may establish an allowance for credit losses in excess of the amount that the fair value is less than the amortized cost basis based on specific circumstances surrounding the security. At December 31, 2025, the Company had no allowance for credit losses on the available for sale securities portfolio compared to an allowance totaling $360,000 at December 31, 2024.

The allowance for credit losses on available for sale debt securities is included within investment securities available for sale on the Consolidated Balance Sheets. Changes in the allowance for credit losses are recorded within provision for credit losses on the Consolidated Statements of Operations. Losses are charged against the allowance when the Company believes the collectability of an available for sale security is in jeopardy or when either of the criteria regarding intent or requirement to sell is met.

Accrued interest receivable on available for sale debt securities totaled $977,000 and $833,000 at December 31, 2025 and 2024, respectively, and is included within accrued interest income receivable on the Consolidated Balance Sheets. This amount is excluded from the estimate of expected credit losses. Available for sale debt securities are typically classified as non-accrual when the contractual payment of principal or interest has become 90 days past due or management has serious doubts about the further collectability of principal or interest. When available for sale debt securities are placed on non-accrual status, unpaid interest credited to income is reversed. It should be noted that the Company had no available for sale debt securities in non-accrual status at December 31, 2025 due to the third quarter 2025 charge-off of a non-performing security totaling $1.0 million against a previously established allowance for credit losses. This is compared to one available for sale debt security in non-accrual status at December 31, 2024 totaling $1.0 million with an associated allowance for credit losses of $360,000. When this corporate security was transferred to non-accrual status, interest income from investments was unfavorably impacted due to the reversal of previously recognized income. Specifically, unpaid interest on this security which was reversed totaled $84,000 in 2024.

FEDERAL HOME LOAN BANK STOCK

The Bank is a member of the Federal Home Loan Bank of Pittsburgh (FHLB), and as such, is required to maintain a minimum investment in stock of the FHLB that varies with the level of advances outstanding with the FHLB. The stock is bought from and sold to the FHLB based upon its $100 par value. The stock does not have a readily determinable fair value and as such is classified as restricted stock, carried at cost and evaluated for impairment by management. The stock's value is determined by the ultimate recoverability of the par value rather than by recognizing temporary declines. The determination of whether the par value will ultimately be recovered is influenced by criteria such as the following: (1) the significance of the decline in net assets of the FHLB as compared to the capital stock amount and the length of time any such situation has persisted; (2) commitments by the FHLB to make payments required by law or regulation and the level of such payments in relation to the operating performance; (3) the impact of legislative and regulatory changes on the customer base of the FHLB; and (4) the liquidity position of the FHLB. Management evaluated the stock and concluded that the stock was not impaired for the periods presented herein.

LOANS HELD FOR SALE

Certain newly originated residential mortgage loans are classified as held for sale, because it is management's intent to sell these residential mortgage loans. The residential mortgage loans held for sale are carried at the lower of aggregate cost or fair value.

LOANS

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are stated at their outstanding unpaid principal balances, net of any deferred fees or costs and an allowance for credit losses. Interest income is accrued on the unpaid principal balance and is recognized using the level yield method. As of December 31, 2025 and 2024, accrued interest receivable on loans totaled $4.2 million, which is reported in accrued interest income receivable on the Consolidated Balance Sheets and is excluded from the estimate of credit losses.

The Company typically discontinues the accrual of interest income when loans become 90 days past due in either principal or interest. In addition, if circumstances warrant, the accrual of interest may be discontinued prior to 90 days. Payments received on non-accrual loans are credited to principal until full recovery of principal has been recognized or the loan has been returned to accrual status. The only exception to this policy is for residential mortgage loans wherein interest income is recognized on a cash basis as payments are received. Generally, a non-accrual commercial or consumer loan is returned to accrual status after becoming current and remaining current for twelve consecutive payments. Residential mortgage loans are typically returned to accrual status upon becoming current.

LOAN FEES

Loan origination and commitment fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the yield (interest income) over the contractual life of the loan.

ALLOWANCE FOR CREDIT LOSSES – LOANS

The allowance for credit losses (ACL) is a valuation reserve established and maintained by charges against income and is deducted from the amortized cost basis of loans to present the net amount expected to be collected on the loans. Loans, or portions thereof, are charged off against the ACL when they are deemed uncollectible. Expected recoveries do not exceed the aggregate of amounts previously charged-off and expected to be charged-off.

The ACL is an estimate of expected credit losses, measured over the contractual life of a loan, which considers our historical loss experience, current conditions and forecasts of future economic conditions. Determination of an appropriate ACL is inherently subjective and may have significant changes from period to period. The methodology for determining the ACL has two main components: evaluation of expected credit losses for certain groups of homogeneous loans that share similar risk characteristics and evaluation of loans that do not share risk characteristics with other loans.

The allowance for credit losses is measured on a collective (pool) basis when similar risk characteristics exist. The Company has aligned our segmentation to the quarterly Call Report. This allowed the Company to use not only our data but also peer institutions' data to supplement loss observations in determining our qualitative adjustments. Some further sub-segmenting was performed on the commercial and industrial (C&I) and commercial real estate (CRE) portfolios based on collateral type. The Company has identified the following portfolio segments:

- Commercial Real Estate Owner Occupied
- Commercial and Industrial
- Commercial Real Estate Non-Owner Occupied – Retail
- Commercial Real Estate Non-Owner Occupied – Multi-Family
- Commercial Real Estate Non-Owner Occupied – Other
- Residential Mortgages
- Consumer

The Company is utilizing the static pool analysis (cohort) method for our current expected credit losses (CECL) model. The static pool analysis methodology captures loans that qualify for a segment (i.e. balance of a pool of loans with similar risk characteristics) as of a point in time to form a cohort, then tracks that cohort over their remaining lives to determine their loss behavior. The remaining lifetime loss rate is then applied to current loans that qualify for the same segmentation criteria to form a remaining life expectation on current loans. Once historical cohorts are established, the loans in each individual cohort are tracked over their remaining lives for loss and recovery events. Each cohort is evaluated individually, and as a result, a loss may be counted in several different quarterly cohort periods, as long as the specific loan existed in the population of each of those cohort periods.

Historical credit loss experience is the basis for the estimation of expected credit losses. The Company applies historical loss rates to pools of loans with similar risk characteristics. After consideration of the historic loss calculation, management applies qualitative adjustments to reflect the current conditions and reasonable and supportable forecasts not already captured in the historical loss information at the balance sheet date. Our reasonable and supportable forecast adjustment is based on a blend of peer and Company data as well as management judgment. Including peer data addresses the Company's lack of loss history in some pools of loans. For periods beyond our reasonable and supportable forecast period of two years, loss expectations revert to the long-run historical mean. The qualitative adjustments for current conditions are based upon the following factors:

- changes in lending policies and procedures;
- changes in economic conditions;
- changes in the nature and volume of the portfolio;
- staff experience;
- changes in volume and severity of delinquency, non-performing loans, and classified loans;
- changes in the quality of the Company's loan review system;
- trends in underlying collateral value;
- concentration risk; and
- external factors: competition, legal, regulatory.

These modified historical loss rates are multiplied by the outstanding principal balance of each loan to calculate a required reserve. Ultimately, 41% of the fourth quarter of 2025 general reserve represented qualitative adjustment with 59% representing quantitative reserve.

In accordance with ASC 326, *Financial Instruments – Credit Losses*, the Company will evaluate individual loans for expected credit losses when those loans do not share similar risk characteristics with loans evaluated using a collective (pooled) basis. In contrast to legacy accounting standards, this criterion is broader than the impairment concept and management may evaluate loans individually even when no specific expectation of collectability is in place. Loans will not be included in both collective and individual analysis. The individual analysis will establish a specific reserve for loans in scope. It should be noted that there is a review threshold of $150,000 or more for loans being subject to individual evaluation within the consumer and residential mortgage segments.

Specific reserves are established based on the following three acceptable methods for measuring the ACL: 1) the present value of expected future cash flows discounted at the loan's original effective interest rate; 2) the loan's observable market price; or 3) the fair value of the collateral when the loan is collateral dependent. The method is selected on a loan-by-loan basis, with management primarily utilizing either the discounted cash flows or the fair value of collateral methods. The evaluation of the need and amount of a specific allocation of the allowance is made on a quarterly basis.

The need for an updated appraisal on collateral dependent loans is determined on a case-by-case basis. The useful life of an appraisal or evaluation will vary depending upon the circumstances of the property and the economic conditions in the marketplace. A new appraisal is not required if there is an existing appraisal which, along with other information, is sufficient to determine a reasonable value for the property and to support an appropriate and adequate allowance for credit losses. At a minimum, annual documented reevaluation of the property is completed by the Bank's internal Collections and Assigned Risk Department to support the value of the property.

When reviewing an appraisal associated with an existing real estate collateral dependent transaction, the Bank's Chief Credit Officer must determine if there have been material changes to the underlying assumptions in the appraisal which affect the original estimate of value. Some of the factors that could cause material changes to reported values include:

- the passage of time;
- the volatility of the local market;
- the availability of financing;
- natural disasters;
- the inventory of competing properties;
- new improvements to, or lack of maintenance of, the subject property or competing properties upon physical inspection by the Bank;
- changes in underlying economic and market assumptions, such as material changes in current and projected vacancy, absorption rates, capitalization rates, lease terms, rental rates, sales prices, concessions, construction overruns and delays, zoning changes, etc.; and/or
- environmental contamination.

The value of the property is adjusted to appropriately reflect the above listed factors and the value is discounted to reflect the value impact of a forced or distressed sale, any outstanding senior liens, any outstanding unpaid real estate taxes, transfer taxes and closing costs that would occur with sale of the real estate. If the Chief Credit Officer determines that a reasonable value cannot be derived based on available information, a new appraisal is ordered. The determination of the need for a new appraisal, versus completion of a property valuation by the Bank's Collections and Assigned Risk Department personnel, rests with the Chief Credit Officer and not the originating account officer.

ALLOWANCE FOR CREDIT LOSSES – UNFUNDED LOAN COMMITMENTS AND LETTERS OF CREDIT

The Company estimates expected credit losses over the contractual period in which it is exposed to credit risk via a contractual obligation to extend credit, unless that obligation is unconditionally cancelable. The allowance for credit losses on off-balance sheet credit exposures is adjusted through the provision for credit losses line on the Consolidated Statements of Operations. The estimate includes consideration of the likelihood that funding will occur and an estimate of expected credit losses on commitments expected to be funded over its estimated life. The carrying amount of the allowance for credit losses for the Company's obligations related to unfunded commitments and standby letters of credit is reported in other liabilities on the Consolidated Balance Sheets.

TRANSFERS OF FINANCIAL ASSETS

Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company; (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets; and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

PREMISES AND EQUIPMENT

Premises and equipment are stated at cost less accumulated depreciation and amortization. Land is carried at cost. Depreciation is charged to operations over the estimated useful lives of the premises and equipment using the straight-line method. Useful lives of up to 30 years for buildings and up to 10 years for equipment are utilized. Leasehold improvements are amortized using the straight-line method over the terms of the respective leases or useful lives of the improvements, whichever is shorter. Maintenance, repairs, and minor alterations are charged to current operations as expenditures are incurred.

LEASES

The Company has operating and financing leases for several office locations and equipment. Generally, the underlying lease agreements do not contain any material residual value guarantees or material restrictive covenants. Many of our leases include both lease (e.g., minimum rent payments) and non-lease components, such as common area maintenance charges, utilities, real estate taxes, and insurance. The Company has elected to account for the variable non-lease components separately from the lease component. Such variable non-lease components are reported in net occupancy expense on the Consolidated Statements of Operations when incurred. These variable non-lease components were excluded from the calculation of the present value of the remaining lease payments; therefore, they are not included in the right-of-use assets and lease liabilities reported on the Consolidated Balance Sheets.

Certain of the Company's leases contain options to renew the lease after the initial term. Management considers the Company's historical pattern of exercising renewal options on leases and the performance of the leased locations when determining whether it is reasonably certain that the leases will be renewed. If management concludes that there is reasonable certainty about the renewal option, it is included in the calculation of the remaining term of each applicable lease. The discount rate utilized in calculating the present value of the remaining lease payments for each lease is the Federal Home Loan Bank of Pittsburgh advance rate corresponding to the remaining maturity of the lease.

Under ASC 842, the lessee can elect to not record on the Consolidated Balance Sheets a lease whose term is twelve months or less and does not include a purchase option that the lessee is reasonably certain to exercise. As of December 31, 2025 and 2024, the Company had no short-term leases.

BANK-OWNED LIFE INSURANCE

The Company has purchased life insurance policies on certain current and previous employees. These policies are recorded on the Consolidated Balance Sheets at their cash surrender value, or the amount that can be realized. Income from these policies and changes in the cash surrender value are recorded in bank owned life insurance within non-interest income. Additionally, income is accrued on certain policies that have reached the minimum floor rate of return. This guaranteed portion of income is not added to the cash surrender value of the policy until the policy anniversary date and is reported in other assets on the Consolidated Balance Sheets.

INTANGIBLE ASSETS

Goodwill arising from business combinations represents the value attributable to unidentifiable intangible elements in the business acquired. Goodwill is not amortized but is periodically evaluated for impairment. The Company tests goodwill for impairment on at least an annual basis. This approach could cause more volatility in the Company's reported net income because impairment losses, if any, could occur irregularly and in varying amounts.

Identifiable intangible assets are amortized to their estimated residual values over their expected useful lives. Such lives are also periodically reassessed to determine if any amortization period adjustments are required. The identifiable intangible assets consist of a core deposit intangible which is being amortized on an accelerated basis over a ten-year useful life.

EARNINGS PER COMMON SHARE

Basic earnings per share include only the weighted average common shares outstanding. Diluted earnings per share include the weighted average common shares outstanding and any potentially dilutive common stock equivalent shares in the calculation. Treasury shares are excluded for earnings per share purposes. Options to purchase 166,000 and 194,000 shares of common stock were outstanding during 2025 and 2024, respectively, but were not included in the computation of diluted earnings per common share because to do so would be anti-dilutive. Exercise prices of anti-dilutive options to purchase common stock outstanding were $2.96 to $4.22 during 2025 and 2024.

	YEAR ENDED DECEMBER 31,	
	2025	2024
	(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)	
Numerator:		
Net income	$ 5,612	$ 3,601
Denominator:		
Weighted average common shares outstanding (basic)	16,519,809	16,802,383
Effect of stock options	—	—
Effect of common stock issuable	10,084	—
Weighted average common shares outstanding (diluted)	16,529,893	16,802,383
Earnings per common share:		
Basic	$ 0.34	$ 0.21
Diluted	0.34	0.21

STOCK-BASED COMPENSATION

The Company uses the modified prospective method for accounting of stock-based compensation. The fair value of each option grant is estimated on the grant date using the Binomial or Black-Scholes option pricing model and the expense is recognized ratably over the service period. Forfeitures are recognized as they occur. See Note 17 for details on the assumptions used.

ACCUMULATED OTHER COMPREHENSIVE LOSS

The Company presents the components of other comprehensive income (loss) in the Consolidated Statements of Comprehensive Income. These components are comprised of the change in the defined benefit pension obligation, the unrealized holding gains (losses) on available for sale securities, net of any reclassification adjustments for realized gains and losses, and fair value change for the interest rate hedges, net of any reclassification adjustments for reduction of interest expense.

CONSOLIDATED STATEMENT OF CASH FLOWS

On a consolidated basis, cash and cash equivalents include cash and due from depository institutions, interest bearing deposits, and short-term investments in both money market funds and commercial paper. The Company made $325,000 in income tax payments during 2025 compared to receiving a $1.1 million income tax refund in 2024. The Company made total interest payments of $28.5 million in 2025 compared to $30.8 million in 2024. The Company had non-cash transfers to other real estate owned (OREO) and repossessed assets of $49,000 in 2025 and $1.9 million in 2024. During 2025, the Company entered into a new operating lease related to an office location and recorded a right-of-use asset and lease liability of $32,000. During 2024, the Company entered into a new operating lease related to an office location and recorded a right-of-use asset and lease liability of $1.1 million. Additionally, during 2024, the Company entered into two new financing leases related to an office location and equipment and recorded a right-of-use asset and lease liability of $298,000. The execution of these new leases was partially offset by the termination of two financing leases related to an office location and equipment which led to the write-off of $141,000 of right-of-use assets and lease liabilities during 2024.

INCOME TAXES

Deferred tax assets or liabilities are computed based on the difference between the financial statement and income tax basis of assets and liabilities using the enacted marginal tax rate. Deferred income tax expenses or credits are based on the changes in the corresponding asset or liability from period to period. Deferred tax assets are reduced, if necessary, by the amounts of such benefits that are not expected to be realized based upon available evidence.

INTEREST RATE CONTRACTS

The Company recognizes all derivatives as either assets or liabilities on the Consolidated Balance Sheets and measures those instruments at fair value. For derivatives designated as fair value hedges, changes in the fair value of the derivative and hedged item related to the hedged risk are recognized in earnings. Changes in fair value of derivatives designated and accounted for as cash flow hedges, to the extent they are effective as hedges, are recorded in other comprehensive income (loss), net of deferred taxes and are subsequently reclassified to earnings when the hedged transaction affects earnings. Any hedge ineffectiveness would be recognized in the income statement line item pertaining to the hedged item.

The Company periodically enters into derivative instruments to meet the financing, interest rate and equity risk management needs of its customers or the Bank. Upon entering into these instruments to meet customer needs, the Company enters into offsetting positions to minimize interest rate and equity risk to the Company. These derivative financial instruments are reported at fair value with any resulting gain or loss recorded in current period earnings in amounts that offset. These instruments and their offsetting positions are recorded in other assets and other liabilities on the Consolidated Balance Sheets.

PENSION

Pension costs and liabilities are dependent on assumptions used in calculating such amounts. These assumptions include discount rates, benefits earned, interest costs, expected return on plan assets, mortality rates, and other factors. In accordance with GAAP, actual results that differ from the assumptions are accumulated and amortized over future periods and, therefore, generally affect recognized expense and the recorded obligation of future periods. While management believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect the Company's pension obligations and future expense. Additionally, pension expense can also be impacted by settlement accounting charges if the amount of employee selected lump sum distributions exceed the total amount of service and interest component costs of the net periodic pension (benefit) cost in a particular year.

The service cost component of net periodic pension (benefit) cost is determined by aggregating the product of the discounted cash flows of the plan's service cost for each year and an individual spot rate (referred to as the "spot rate" approach). The interest cost component is determined by aggregating the product of the discounted cash flows of the plan's projected benefit obligations for each year and an individual spot rate. Management believes this methodology is an appropriate measure of the service cost and interest cost as each year's cash flows are specifically linked to the interest rates of bond payments in the same respective year. The Company's pension benefits are described further in Note 15 of the Notes to Consolidated Financial Statements.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company groups its assets at fair value in three levels, based on the markets in which the assets are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level I — Valuation is based upon quoted prices for identical instruments traded in active markets.

Level II — Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

Level III — Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect the Company's own estimates of assumptions that market participants would use in pricing the asset.

Fair values are based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy in generally accepted accounting principles.

2. ADOPTION OF ACCOUNTING STANDARDS

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*, which provides for improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. This guidance became effective for annual periods beginning after December 15, 2024. The Company has provided income tax disclosures in Note 14 – Income Taxes as of December 31, 2025 and 2024.

3. REVENUE RECOGNITION

Accounting Standards Codification (ASC) Topic 606, *Revenue from Contracts with Customers*, requires the Company to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers at the time the transfer of goods or services takes place. Management determined that the primary sources of revenue associated with financial instruments, including interest and fee income on loans and interest on investments, along with certain non-interest revenue sources including net realized gains (losses) on investment securities, mortgage banking revenue, and bank owned life insurance are not within the scope of Topic 606. These sources of revenue cumulatively comprise 83.4% of the total gross revenue of the Company.

Non-interest income within the scope of Topic 606 is as follows:

- Wealth management fees – Wealth management fee income is primarily comprised of fees earned from the management and administration of trusts and customer investment portfolios. The Company's performance obligation is generally satisfied over a period of time, and the resulting fees are billed monthly or quarterly, based upon the month end market value of the assets under management. Payment is generally received after month end through a direct charge to customers' accounts. Due to this delay in payment, a receivable of $850,000 was established as of December 31, 2025 and 2024 and included in other assets on the Consolidated Balance Sheets in order to properly recognize the revenue earned but not yet received. Other performance obligations (such as delivery of account statements to customers) are generally considered immaterial to the overall transactions' price. Commissions on transactions are recognized on a trade-date basis as the performance obligation is satisfied at the point in time in which the trade is processed. Also included within wealth management fees are commissions from the sale of mutual funds, annuities, and life insurance products. Commissions on the sale of mutual funds, annuities, and life insurance products are recognized when sold, which is when the Company has satisfied its performance obligation.

- Service charges on deposit accounts – The Company has contracts with its deposit account customers where fees are charged for certain items or services. Service charges include account analysis fees, monthly service fees, overdraft fees, and other deposit account related fees. Revenue related to account analysis fees and service fees is recognized on a monthly basis as the Company has an unconditional right to the fee consideration. Fees attributable to specific performance obligations of the Company (i.e. overdraft fees, etc.) are recognized at a defined point in time based on completion of the requested service or transaction.

- Other non-interest income – Other non-interest income consists of other recurring revenue streams such as safe deposit box rental fees, gain (loss) on sale of other real estate owned, ATM and VISA debit card fees, and other miscellaneous revenue streams. Safe deposit box rental fees are charged to the customer on an annual basis and recognized when billed. However, if the safe deposit box rental fee is prepaid (i.e. paid prior to issuance of the annual bill), the revenue is recognized upon receipt of payment. The Company has determined that since rentals and renewals occur consistently over time, revenue is recognized on a basis consistent with the duration of the performance obligation. Gains and losses on the sale of other real estate owned are recognized at the completion of the property sale when the buyer obtains control of the real estate and all the performance obligations of the Company have been satisfied. The Company offers ATM and VISA debit cards to deposit account holders, which allows our customers to access their accounts electronically at ATMs and POS terminals. Fees related to ATM and VISA debit card transactions are recognized when the transactions are completed and the Company has satisfied its performance obligation.

The following presents non-interest income, segregated by revenue streams in-scope and out-of-scope of Topic 606, for the years ended December 31, 2025 and 2024 (in thousands).

	AT DECEMBER 31,	
	2025	2024
Non-interest income:		
In-scope of Topic 606		
Wealth management fees	**$ 11,560**	$ 12,318
Service charges on deposit accounts	**1,145**	1,188
Other	**1,929**	2,115
Non-interest income (in-scope of Topic 606)	**14,634**	15,621
Non-interest income (out-of-scope of Topic 606)	**2,355**	2,354
Total non-interest income	**$ 16,989**	$ 17,975

4. CASH AND DUE FROM DEPOSITORY INSTITUTIONS

Cash and due from depository institutions totaled $11.5 million and $13.9 million as of December 31, 2025 and 2024, respectively. The Federal Reserve reduced reserve requirements to zero as of March 26, 2020.

5. INVESTMENT SECURITIES

The cost basis and fair values of investment securities are summarized as follows:

Investment securities available for sale:

	DECEMBER 31, 2025				
	COST BASIS	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	ALLOWANCE FOR CREDIT LOSSES	FAIR VALUE
			(IN THOUSANDS)		
U.S. Agency	$ 5,162	$ —	$ (372)	$ —	$ 4,790
U.S. Agency mortgage-backed securities	119,381	639	(9,164)	—	110,856
Municipal	10,155	140	(361)	—	9,934
Corporate bonds.	51,473	387	(1,212)	—	50,648
Total	$ 186,171	$ 1,166	$ (11,109)	$ —	$ 176,228

Investment securities held to maturity:

	DECEMBER 31, 2025					
	COST BASIS	ALLOWANCE FOR CREDIT LOSSES	CARRYING VALUE	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	FAIR VALUE
			(IN THOUSANDS)			
U.S. Agency	$ 2,500	$ —	$ 2,500	$ —	$ (216)	$ 2,284
U.S. Agency mortgage-backed securities	36,592	—	36,592	210	(1,820)	34,982
Municipal	30,754	(1)	30,753	6	(1,415)	29,344
Corporate bonds and other securities	2,500	(89)	2,411	—	(105)	2,306
Total	$ 72,346	$ (90)	$ 72,256	$ 216	$ (3,556)	$ 68,916

Investment securities available for sale:

	DECEMBER 31, 2024				
	COST BASIS	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	ALLOWANCE FOR CREDIT LOSSES	FAIR VALUE
			(IN THOUSANDS)		
U.S. Agency	$ 5,345	$ —	$ (679)	$ —	$ 4,666
U.S. Agency mortgage-backed securities	104,227	90	(12,783)	—	91,534
Municipal	9,031	2	(670)	—	8,363
Corporate bonds.	54,254	94	(2,931)	(360)	51,057
Total	$ 172,857	$ 186	$ (17,063)	$ (360)	$ 155,620

Investment securities held to maturity:

	DECEMBER 31, 2024					
	COST BASIS	ALLOWANCE FOR CREDIT LOSSES	CARRYING VALUE	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	FAIR VALUE
			(IN THOUSANDS)			
U.S. Agency	$ 2,500	$ —	$ 2,500	$ —	$ (365)	$ 2,135
U.S. Agency mortgage-backed securities	26,966	—	26,966	28	(2,403)	24,591
Municipal	30,961	(2)	30,959	—	(2,553)	28,406
Corporate bonds and other securities	3,499	(87)	3,412	—	(73)	3,339
Total	$ 63,926	$ (89)	$ 63,837	$ 28	$ (5,394)	$ 58,471

The Company and its subsidiary, collectively, did not hold securities of any single issuer, excluding U.S. agencies, that exceeded 10% of shareholders' equity at December 31, 2025. Management conducted a review of the investment securities portfolio in order to identify exposures to issuers within foreign countries experiencing significant economic, fiscal, and/or political strains. Given the instability and continuing conflict between Israel and other Middle East nations, the nation of Israel has been identified by management as significantly strained. At December 31, 2025, the Company had a State of Israel Jubilee bond within the held to maturity portfolio with an amortized cost of $1.0 million and a fair value of $980,000. The 3-year bond was purchased prior to the start of the conflicts and is set to mature in August 2026.

The Company recognized no gross investment security gains or losses in 2025 and 2024. The Company sold no available for sale (AFS) securities during 2025 while the proceeds from the sale of AFS securities totaled $935,000 for 2024. The Company had established an allowance for credit losses on one of the AFS securities sold during 2024. In accordance with ASC 326, *Financial Instruments – Credit Losses*, once the Company decided to sell the security (i.e. intent to sell), the security was charged down, against the allowance, to fair value therefore resulting in the recognition of no gain or loss.

The carrying value of securities, both available for sale and held to maturity, pledged to secure public and trust deposits was $142.7 million at December 31, 2025 and $125.8 million at December 31, 2024. In addition, the Company has pledged $3.8 million of available for sale securities as collateral for a revolving line of credit from an unrelated financial institution.

The interest rate environment and market yields can have a significant impact on the yield earned on mortgage-backed securities (MBS). Prepayment speed assumptions are an important factor to consider when evaluating the returns on an MBS. Generally, as interest rates decline, borrowers have more incentive to refinance into a lower rate, so prepayments will rise. Conversely, as interest rates increase, prepayments will decline. When an MBS is purchased at a premium, the yield will decrease as prepayments increase and the yield will increase as prepayments decrease. As of December 31, 2025, the Company had low premium risk as the book value of our mortgage-backed securities purchased at a premium was only 100.6% of the par value.

The Company's consolidated investment securities portfolio had an effective duration of approximately 3.76 years. The weighted average expected maturity for available for sale securities at December 31, 2025 for U.S. agency, U.S. agency mortgage-backed, corporate bond, and municipal securities was 5.06, 7.60, 4.14, and 5.19 years, respectively. The weighted average expected maturity for held to maturity securities at December 31, 2025 for U.S. agency, U.S. agency mortgage-backed, corporate bond/other securities, and municipal securities was 4.97, 6.65, 3.93, and 3.68 years, respectively. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without prepayment penalties. The following tables set forth the contractual maturity distribution of investment securities, cost basis for available for sale and carrying value for held to maturity as well as fair market values, as of December 31, 2025.

Investment securities available for sale:

		AT DECEMBER 31, 2025			
	U. S. AGENCY	MUNICIPAL	CORPORATE BONDS (IN THOUSANDS)	U.S. AGENCY MORTGAGE-BACKED SECURITIES	TOTAL INVESTMENT SECURITIES AVAILABLE FOR SALE
COST BASIS					
Within 1 year	$ —	$ 700	$ 7,793	$ —	$ 8,493
After 1 year but within 5 years	3,112	4,372	15,841	1,100	24,425
After 5 years but within 10 years	1,000	4,103	26,089	3,976	35,168
Over 10 years	1,050	980	1,750	114,305	118,085
Total	$ 5,162	$ 10,155	$ 51,473	$ 119,381	$ 186,171
FAIR VALUE					
Within 1 year	$ —	$ 700	$ 7,739	$ —	$ 8,439
After 1 year but within 5 years	2,904	4,124	15,772	1,097	23,897
After 5 years but within 10 years	899	4,126	25,356	3,871	34,252
Over 10 years	987	984	1,781	105,888	109,640
Total	$ 4,790	$ 9,934	$ 50,648	$ 110,856	$ 176,228

Investment securities held to maturity:

		AT DECEMBER 31, 2025			
	U.S. AGENCY	MUNICIPAL	CORPORATE BONDS AND OTHER (IN THOUSANDS)	U.S. AGENCY MORTGAGE-BACKED SECURITIES	TOTAL INVESTMENT SECURITIES HELD TO MATURITY
CARRYING VALUE					
Within 1 year	$ —	$ 1,406	$ 1,000	$ —	$ 2,406
After 1 year but within 5 years	—	15,844	—	—	15,844
After 5 years but within 10 years	2,500	13,188	1,411	1,031	18,130
Over 10 years	—	315	—	35,561	35,876
Total	$ 2,500	$ 30,753	$ 2,411	$ 36,592	$ 72,256
FAIR VALUE					
Within 1 year	$ —	$ 1,404	$ 980	$ —	$ 2,384
After 1 year but within 5 years	—	15,569	—	—	15,569
After 5 years but within 10 years	2,284	12,085	1,326	1,014	16,709
Over 10 years	—	286	—	33,968	34,254
Total	$ 2,284	$ 29,344	$ 2,306	$ 34,982	$ 68,916

The following tables summarize the available for sale debt securities in an unrealized loss position for which an allowance for credit losses has not been recorded as of December 31, 2025 and 2024, aggregated by security type and length of time in a continuous loss position (in thousands):

	DECEMBER 31, 2025					
	LESS THAN 12 MONTHS		12 MONTHS OR LONGER		TOTAL	
	FAIR VALUE	UNREALIZED LOSSES	FAIR VALUE	UNREALIZED LOSSES	FAIR VALUE	UNREALIZED LOSSES
U.S. Agency	$ —	$ —	$ 4,790	$ (372)	$ 4,790	$ (372)
U.S. Agency mortgage-backed securities	9,198	(28)	60,272	(9,136)	69,470	(9,164)
Municipal	—	—	5,670	(361)	5,670	(361)
Corporate bonds	5,086	(64)	20,416	(1,148)	25,502	(1,212)
Total	$ 14,284	$ (92)	$ 91,148	$ (11,017)	$ 105,432	$ (11,109)

	DECEMBER 31, 2024					
	LESS THAN 12 MONTHS		12 MONTHS OR LONGER		TOTAL	
	FAIR VALUE	UNREALIZED LOSSES	FAIR VALUE	UNREALIZED LOSSES	FAIR VALUE	UNREALIZED LOSSES
U.S. Agency.	$ —	$ —	$ 4,666	$ (679)	$ 4,666	$ (679)
U.S. Agency mortgage-backed securities	16,104	(275)	63,323	(12,508)	79,427	(12,783)
Municipal.	—	—	8,121	(670)	8,121	(670)
Corporate bonds	9,500	(675)	34,612	(2,256)	44,112	(2,931)
Total	$ 25,604	$ (950)	$ 110,722	$ (16,113)	$ 136,326	$ (17,063)

At December 31, 2025, within the available for sale debt securities portfolio, the Company had six U.S. Agency mortgage-backed securities and ten corporate bonds that have been in a gross unrealized loss position for less than 12 months with depreciation of 0.6% from its amortized cost basis. Additionally, at December 31, 2025, within the available for sale debt securities portfolio, the Company had six U.S. Agency, 127 U.S. Agency mortgage-backed securities, 16 municipal, and 39 corporate bonds that have been in a gross unrealized loss position for greater than 12 months with depreciation of 10.8% from its amortized cost basis.

These unrealized losses are primarily a result of increases in market yields from the time of purchase. In general, as market yields rise, the value of securities will decrease; as market yields decrease, the fair value of securities will increase. Management generally views changes in fair value caused by changes in interest rates as temporary; therefore, no allowance for credit losses has been recorded for these securities. Management has also concluded that based on current information we expect to continue to receive scheduled interest payments as well as the entire principal balance. Furthermore, management does not intend to sell these securities and does not believe it will be required to sell these securities before they recover in value or mature.

The following tables present the activity in the allowance for credit losses on available for sale debt securities by major security type for the years ended December 31, 2025 and 2024 (in thousands).

	BALANCE AT DECEMBER 31, 2024	CHARGE-OFFS	RECOVERIES	PROVISION (RECOVERY)	BALANCE AT DECEMBER 31, 2025
Corporate bonds.	$ 360	$ (1,000)	$ —	$ 640	$ —
Total	$ 360	$ (1,000)	$ —	$ 640	$ —

	BALANCE AT DECEMBER 31, 2023	CHARGE-OFFS	RECOVERIES	PROVISION (RECOVERY)	BALANCE AT DECEMBER 31, 2024
Corporate bonds	$ 926	$ (491)	$ —	$ (75)	$ 360
Total	$ 926	$ (491)	$ —	$ (75)	$ 360

During 2025, the Company recognized the charge-off of a $1.0 million corporate bond within the available for sale debt securities portfolio. The security was charged off against an established allowance for credit losses due to further credit deterioration and heightened doubts surrounding the issuer's ability to meet its payment obligations as well as substantial legal issues. The Company recognized a $640,000 provision for credit losses on available for sale debt securities in 2025 as a result of the establishment of a full reserve on the corporate bond discussed above after a partial reserve was established for the security last year. This compares to the recognition of a $75,000 provision for credit losses recovery in 2024. During 2024, the recognition of the provision recovery was due to the sale of the impaired subordinated debt investment issued by Signature Bank which was partially offset by the establishment of an allowance for credit losses on a corporate AFS security deemed to be credit impaired.

The following tables present the activity in the allowance for credit losses on held to maturity debt securities by major security type for the years ended December 31, 2025 and 2024 (in thousands).

	BALANCE AT DECEMBER 31, 2024	CHARGE-OFFS	RECOVERIES	PROVISION (RECOVERY)	BALANCE AT DECEMBER 31, 2025
Municipal	$ 2	$ —	$ —	$ (1)	$ 1
Corporate bonds and other securities	87	—	—	2	89
Total	$ 89	$ —	$ —	$ 1	$ 90

	BALANCE AT DECEMBER 31, 2023	CHARGE-OFFS	RECOVERIES	PROVISION (RECOVERY)	BALANCE AT DECEMBER 31, 2024
Municipal	$ 2	$ —	$ —	$ —	$ 2
Corporate bonds and other securities	35	—	—	52	87
Total	$ 37	$ —	$ —	$ 52	$ 89

The Company's agency and mortgage-backed securities are issued by U.S. government entities and agencies and are either explicitly or implicitly guaranteed by the U.S. government, are highly rated by major rating agencies, and have a long history of no credit losses. As such, no allowance for credit losses has been established for these securities. The allowance for credit losses on the municipal, corporate, and other bonds within the held to maturity securities portfolio is calculated using the PD/LGD method. The calculation is completed on a quarterly basis using the default studies provided by an industry leading source.

Maintaining investment quality is a primary objective of the Company's Investment Policy which, subject to certain limited exceptions, prohibits the purchase of any investment security below a Moody's or Standard & Poor's rating of A. The Company monitors the credit ratings of its debt securities on a quarterly basis. At December 31, 2025, 1.7% of the portfolio was rated AAA as compared to 59.2% at December 31, 2024. The steep decline in securities rated AAA resulted from the Moody's downgrade of the United States rating to Aa1 during 2025 which impacted the Company's U.S. Agency and U.S. Agency mortgage-backed securities. At December 31, 2025, 76.5% of the total investment securities portfolio was rated AA or higher compared to 72.8% at December 31, 2024. Approximately 13.5% of the portfolio was rated below A or unrated at December 31, 2025 compared to 14.7% at December 31, 2024.

Specifically, the following table summarizes the carrying value of held to maturity debt securities at December 31, 2025, aggregated by credit quality indicator (in thousands).

	DECEMBER 31, 2025			
	CREDIT RATING			
	AAA/AA/A	BBB/BB/B	UNRATED	TOTAL
U.S. Agency.	$ 2,500	$ —	$ —	$ 2,500
U.S. Agency mortgage-backed securities	36,592	—	—	36,592
Municipal.	30,753	—	—	30,753
Corporate bonds and other securities.	1,000	—	1,411	2,411
Total	$ 70,845	$ —	$ 1,411	$ 72,256

The Company had no held to maturity debt securities in non-accrual status or past due 90 days still accruing interest at December 31, 2025 and 2024. The underlying issuers continue to make timely principal and interest payments on the securities.

AMERISERV FINANCIAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Trading Securities

The following table presents the Company's trading securities, at estimated fair value.

	AT DECEMBER 31,	
	2025	2024
	(IN THOUSANDS)	
U.S. Treasury	$ 3,401	$ —
Municipal	3,852	—
Total	$ 7,253	$ —

The following table presents the net gain on trading securities included in trading securities revenue for the years ended December 31, 2025 and 2024.

	YEAR ENDED DECEMBER 31,	
	2025	2024
	(IN THOUSANDS)	
Net realized gain on sales	$ 213	$ —
Net unrealized gain	29	—
Net gain on trading securities	242	—
Less: Portfolio expenses and management fees	124	—
Trading securities revenue	$ 118	$ —

Equity Securities

As of December 31, 2025 and 2024, the Company reported $183,000 and $350,000, respectively, of equity securities within other assets on the Consolidated Balance Sheets. These equity securities are held within a non-qualified deferred compensation plan in which a select group of executives of the Company can participate. An eligible executive can defer a certain percentage of their current salary to be placed into the plan and held within a rabbi trust. The assets of the rabbi trust are invested in various publicly listed mutual funds. The gain or loss on the equity securities (both realized and unrealized) is reported within other income on the Consolidated Statements of Operations. No gain or loss on the equity securities (both realized and unrealized) was recorded during 2025 and 2024. Additionally, the Company has recognized a deferred compensation liability, which is equal to the balance of the equity securities and is reported within other liabilities on the Consolidated Balance Sheets.

Additionally, the Company previously entered into a Registration Rights Agreement with a borrower who, upon emergence from bankruptcy, issued ordinary shares in satisfaction of debt previously contracted. The shares are not listed on any stock exchange. At December 31, 2025 and 2024, the carrying value of these equity securities without readily determinable fair values was $600,000, which is included in other assets on the Consolidated Balance Sheets. During 2025, the Company received additional shares of restricted common stock due to the spin-off of a portion of the issuer's business. The shares cannot be sold or transferred and are not listed on any stock exchange. The restricted shares have no carrying value on the Company's Consolidated Balance Sheets as of December 31, 2025.

6. LOANS

The segments of the Company's loan portfolio are disaggregated into classes that allow management to monitor risk and performance. The loan classes used are consistent with the internal reports evaluated by the Company's management and Board of Directors to monitor risk and performance within various segments of its loan portfolio. The commercial loan segment includes both the owner occupied commercial real estate loan and the commercial and industrial loan classes. The commercial real estate loan segment includes the non-owner occupied commercial real estate loan classes of retail, multi-family, and other. The residential mortgage loan segment is comprised of first lien amortizing residential mortgage loans while the consumer loan segment consists primarily of home equity loans secured by residential real estate, installment loans, and overdraft lines of credit associated with customer deposit accounts.

The loan portfolio of the Company consists of the following:

	AT DECEMBER 31,	
	2025	2024
	(IN THOUSANDS)	
Commercial:		
Commercial real estate (owner occupied) [1]	$ 85,233	$ 86,953
Commercial and industrial	144,325	147,251
Commercial real estate (non-owner occupied):		
Retail [1]	171,530	181,778
Multi-family [1]	131,085	132,364
Other [1]	217,935	233,882
Residential mortgages [1]	169,814	177,110
Consumer	112,805	108,611
Loans, net of unearned income	$ 1,032,727	$ 1,067,949

[1] Real estate construction loans constituted 5.0% and 3.6% of the Company's total loans, net of unearned income as of December 31, 2025 and 2024, respectively.

Loan balances at December 31, 2025 and 2024 are net of unearned income of $466,000 and $517,000, respectively.

The Company has no exposure to subprime mortgage loans in either the loan or investment portfolios. The Company has no direct loan exposures to sovereign or non-sovereign (i.e. financial institutions and corporations) borrowers within foreign countries experiencing significant economic, fiscal, and/or political strains.

The Company has no significant industry lending concentrations. Specifically, as of December 31, 2025 and 2024, loans to customers engaged in similar activities and having similar economic characteristics, as defined by standard industrial classifications, did not exceed 10% of total loans. Additionally, the majority of the Company's lending occurs within a 250-mile radius of the Johnstown market.

In the ordinary course of business, the Company has transactions, including loans, with its officers, directors, and their affiliated companies. In management's opinion, these transactions were on substantially the same terms as those prevailing at the time for comparable transactions with unaffiliated parties and do not involve more than the normal credit risk. These loans totaled $499,000 and $540,000 at December 31, 2025 and 2024, respectively.

The following tables summarize the loan activity with related parties for the years ended December 31, 2025 and 2024 (in thousands).

	YEAR ENDED DECEMBER 31, 2025			
	BALANCE AT DECEMBER 31, 2024	ADDITIONS	REPAYMENTS	BALANCE AT DECEMBER 31, 2025
Loans to related parties	$ 540	$ 110	$ 151	$ 499

	YEAR ENDED DECEMBER 31, 2024			
	BALANCE AT DECEMBER 31, 2023	ADDITIONS	REPAYMENTS	BALANCE AT DECEMBER 31, 2024
Loans to related parties	$ 663	$ 48	$ 171	$ 540

7. ALLOWANCE FOR CREDIT LOSSES – LOANS

The following tables summarize the roll forward of the allowance for credit losses by loan portfolio segment for the years ended December 31, 2025 and 2024 (in thousands).

	BALANCE AT DECEMBER 31, 2024	CHARGE-OFFS	RECOVERIES	PROVISION (RECOVERY)	BALANCE AT DECEMBER 31, 2025
Commercial real estate (owner occupied)	$ 398	$ —	$ 24	$ (103)	$ 319
Commercial and industrial	2,860	(1,774)	65	1,836	2,987
Commercial real estate (non-owner occupied) - retail	3,695	—	—	(447)	3,248
Commercial real estate (non-owner occupied) - multi-family	1,478	—	—	(75)	1,403
Other commercial real estate (non-owner occupied)	3,451	(3,145)	12	3,407	3,725
Residential mortgages	839	—	5	(548)	296
Consumer	1,191	(154)	75	38	1,150
Total	$ 13,912	$ (5,073)	$ 181	$ 4,108	$ 13,128

	BALANCE AT DECEMBER 31, 2023	CHARGE-OFFS	RECOVERIES	PROVISION (RECOVERY)	BALANCE AT DECEMBER 31, 2024
Commercial real estate (owner occupied)	$ 1,529	$ —	$ 24	$ (1,155)	$ 398
Commercial and industrial	3,030	(427)	45	212	2,860
Commercial real estate (non-owner occupied) - retail	3,488	—	—	207	3,695
Commercial real estate (non-owner occupied) - multi-family	1,430	—	3	45	1,478
Other commercial real estate (non-owner occupied)	3,428	(1,571)	11	1,583	3,451
Residential mortgages	1,021	—	18	(200)	839
Consumer	1,127	(207)	81	190	1,191
Total	$ 15,053	$ (2,205)	$ 182	$ 882	$ 13,912

The Company recorded a $4.1 million provision for credit losses on the loan portfolio in 2025 compared to a provision of $882,000 for the year ended December 31, 2024, resulting in an unfavorable change of $3.2 million. The significant increase in the provision for credit losses for 2025 primarily reflects the charge-off activity during the year. Specifically, a $3.1 million charge-off was necessary to resolve the Company's largest problem commercial real estate loan secured by a mixed use retail/office property in the Pittsburgh market, in addition to charge-offs of $1.8 million within the commercial and industrial loan segment. The Company recognized net loan charge-offs of $4.9 million, or 0.46% of total average loans, in 2025 compared to net loan charge-offs of $2.0 million, or 0.19% of total average loans, in 2024. Tempering the impact from the charge-offs on the 2025 provision expense was a year-over-year contraction in outstanding loan balances.

The lower provision for credit losses for 2024 reflected provision recoveries recognized for the loan portfolio during the first and third quarters. These recoveries were more than offset by the fourth quarter 2024 provision expense which was unfavorably impacted by increased loss rates, due to charge-off activity, as well as strong loan growth.

The following tables summarize the loan portfolio and allowance for credit losses by the primary segments of the loan portfolio.

				AT DECEMBER 31, 2025				
Loans:	COMMERCIAL REAL ESTATE (OWNER OCCUPIED)	COMMERCIAL AND INDUSTRIAL	COMMERCIAL REAL ESTATE (NON-OWNER OCCUPIED) - RETAIL	COMMERCIAL REAL ESTATE (NON-OWNER OCCUPIED) - MULTI-FAMILY (IN THOUSANDS)	OTHER COMMERCIAL REAL ESTATE (NON-OWNER OCCUPIED)	RESIDENTIAL MORTGAGES	CONSUMER	TOTAL
Individually evaluated	$ 2,875	$ 2,148	$ 415	$ —	$ 2,034	$ 155	$ —	$ 7,627
Collectively evaluated	82,358	142,177	171,115	131,085	215,901	169,659	112,805	1,025,100
Total loans	$ 85,233	$ 144,325	$ 171,530	$ 131,085	$ 217,935	$ 169,814	$ 112,805	$ 1,032,727

	AT DECEMBER 31, 2025							
Allowance for credit losses:	**COMMERCIAL REAL ESTATE (OWNER OCCUPIED)**	**COMMERCIAL AND INDUSTRIAL**	**COMMERCIAL REAL ESTATE (NON-OWNER OCCUPIED) - RETAIL**	**COMMERCIAL REAL ESTATE (NON-OWNER OCCUPIED) - MULTI-FAMILY**	**OTHER COMMERCIAL REAL ESTATE (NON-OWNER OCCUPIED)**	**RESIDENTIAL MORTGAGES**	**CONSUMER**	**TOTAL**
				(IN THOUSANDS)				
Specific reserve allocation . . .	$ —	$ 558	$ —	$ —	$ —	$ —	$ —	$ 558
General reserve allocation . . .	319	2,429	3,248	1,403	3,725	296	1,150	12,570
Total allowance for credit losses	$ 319	$ 2,987	$ 3,248	$ 1,403	$ 3,725	$ 296	$ 1,150	$ 13,128

	AT DECEMBER 31, 2024							
Loans:	**COMMERCIAL REAL ESTATE (OWNER OCCUPIED)**	**COMMERCIAL AND INDUSTRIAL**	**COMMERCIAL REAL ESTATE (NON-OWNER OCCUPIED) - RETAIL**	**COMMERCIAL REAL ESTATE (NON-OWNER OCCUPIED) - MULTI-FAMILY**	**OTHER COMMERCIAL REAL ESTATE (NON-OWNER OCCUPIED)**	**RESIDENTIAL MORTGAGES**	**CONSUMER**	**TOTAL**
				(IN THOUSANDS)				
Individually evaluated.	$ 3,429	$ 1,675	$ —	$ —	$ 8,773	$ 379	$ 10	$ 14,266
Collectively evaluated.	83,524	145,576	181,778	132,364	225,109	176,731	108,601	1,053,683
Total loans.	$ 86,953	$ 147,251	$ 181,778	$ 132,364	$ 233,882	$ 177,110	$ 108,611	$ 1,067,949

	AT DECEMBER 31, 2024							
Allowance for credit losses:	**COMMERCIAL REAL ESTATE (OWNER OCCUPIED)**	**COMMERCIAL AND INDUSTRIAL**	**COMMERCIAL REAL ESTATE (NON-OWNER OCCUPIED) - RETAIL**	**COMMERCIAL REAL ESTATE (NON-OWNER OCCUPIED) - MULTI-FAMILY**	**OTHER COMMERCIAL REAL ESTATE (NON-OWNER OCCUPIED)**	**RESIDENTIAL MORTGAGES**	**CONSUMER**	**TOTAL**
				(IN THOUSANDS)				
Specific reserve allocation . . .	$ —	$ 541	$ —	$ —	$ —	$ —	$ —	$ 541
General reserve allocation . . .	398	2,319	3,695	1,478	3,451	839	1,191	13,371
Total allowance for credit losses	$ 398	$ 2,860	$ 3,695	$ 1,478	$ 3,451	$ 839	$ 1,191	$ 13,912

The following tables present the amortized cost basis of collateral-dependent loans which were individually evaluated for a specific reserve allocation in the allowance for credit losses by class of loans (in thousands).

	COLLATERAL TYPE	
DECEMBER 31, 2025	**REAL ESTATE**	**BUSINESS ASSETS**
Commercial:		
Commercial real estate (owner occupied)	$ 2,774	$ 101
Commercial and industrial	1,362	72
Commercial real estate (non-owner occupied):		
Retail	415	—
Other	2,034	—
Residential mortgages	155	—
Total	$ 6,740	$ 173

	COLLATERAL TYPE
DECEMBER 31, 2024	**REAL ESTATE**
Commercial:	
Commercial real estate (owner occupied)	$ 3,429
Commercial and industrial	1,000
Commercial real estate (non-owner occupied):	
Other	8,773
Residential mortgages	378
Consumer	10
Total	$ 13,590

Non-Performing Assets from the Loan Portfolio

Non-performing assets from the loan portfolio are comprised of (i) loans which are on a non-accrual basis, (ii) loans which are contractually past due 90 days or more as to interest or principal payments, and (iii) other real estate owned (OREO – real estate acquired through foreclosure and in-substance foreclosures) and repossessed assets.

Loans will be transferred to non-accrual status when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in evaluating the loan include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. The following table presents non-accrual loans, loans past due 90 days or more still accruing interest, and OREO and repossessed assets by portfolio class (in thousands).

	AT DECEMBER 31, 2025					
	NON-ACCRUAL WITH NO ACL	**NON-ACCRUAL WITH ACL**	**TOTAL NON-ACCRUAL**	**LOANS PAST DUE 90 DAYS OR MORE STILL ACCRUING**	**OREO AND REPOSSESSED ASSETS**	**TOTAL NON-PERFORMING ASSETS**
Commercial real estate (owner occupied)............	$ 2,875	$ —	$ 2,875	$ —	$ —	$ 2,875
Commercial and industrial........................	1,437	714	2,151	—	216	2,367
Commercial real estate (non-owner occupied) - retail...	415	—	415	—	—	415
Other commercial real estate (non-owner occupied)....	2,034	—	2,034	—	—	2,034
Residential mortgages...........................	155	51	206	10	—	216
Consumer.....................................	—	611	611	—	—	611
Total..	$ 6,916	$ 1,376	$ 8,292	$ 10	$ 216	$ 8,518

	AT DECEMBER 31, 2024					
	NON-ACCRUAL WITH NO ACL	**NON-ACCRUAL WITH ACL**	**TOTAL NON-ACCRUAL**	**LOANS PAST DUE 90 DAYS OR MORE STILL ACCRUING**	**OREO AND REPOSSESSED ASSETS**	**TOTAL NON-PERFORMING ASSETS**
Commercial real estate (owner occupied)............	$ 152	$ —	$ 152	$ —	$ —	$ 152
Commercial and industrial........................	—	675	675	97	234	1,006
Other commercial real estate (non-owner occupied)....	8,773	—	8,773	—	1,476	10,249
Residential mortgages...........................	379	—	379	26	14	419
Consumer.....................................	10	821	831	—	—	831
Total..	$ 9,314	$ 1,496	$ 10,810	$ 123	$ 1,724	$ 12,657

It should be noted that the Company has elected to exclude accrued interest receivable from the measurement of its ACL. When a loan is placed in non-accrual status, any outstanding interest is reversed against interest income.

Non-performing assets from the loan portfolio decreased from $12.7 million at December 31, 2024 to $8.5 million at December 31, 2025. Non-performing assets from the loan portfolio were at 0.82% of total loans as of December 31, 2025 compared to 1.19% of total loans as of December 31, 2024. In summary, the allowance for credit losses provided 158% coverage of non-performing loans and 1.27% of total loans at December 31, 2025 compared to 127% coverage of non-performing loans and 1.30% of total loans at December 31, 2024.

Foreclosed assets acquired in settlement of loans are carried at fair value less estimated costs to sell and are included in other real estate owned and repossessed assets on the Consolidated Balance Sheets. The Company had no foreclosed residential real estate included in other real estate owned and repossessed assets as of December 31, 2025 compared to $14,000 as of December 31, 2024. As of December 31, 2025, the Company had initiated formal foreclosure procedures on $130,000 of residential mortgages.

Credit Quality Indicators

The Company categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. The Company analyzes loans individually to classify the loans as to credit risk.

Management uses a nine-point internal risk rating system to monitor the credit quality of the overall loan portfolio. The first six categories are considered not criticized. The first five pass categories are aggregated, while the pass-6, special mention, substandard and doubtful categories are disaggregated to separate pools. The criticized rating categories utilized by management generally follow bank regulatory definitions. The special mention category includes assets that are currently protected but are potentially weak, resulting in an undue and unwarranted credit risk, but not to the point of justifying a substandard classification. Loans in the substandard category have well-defined weaknesses that jeopardize the liquidation of the debt and have a distinct possibility that some loss will be sustained if the weaknesses are not corrected. Loans in the doubtful category have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable. All loans greater than 90 days past due, or for which any portion of the loan represents a specific allocation of the allowance for credit losses are typically placed in substandard or doubtful.

To help ensure that risk ratings are accurate and reflect the present and future capacity of borrowers to repay a loan as agreed, the Company has a structured loan rating process, which dictates that, at a minimum, credit reviews are mandatory for all commercial and commercial mortgage loan relationships with aggregate balances in excess of $1,000,000 within a 12-month period. Generally, consumer and residential mortgage loans are included in the pass categories unless a specific action, such as bankruptcy, delinquency, or death occurs to raise awareness of a possible credit event. The Company's commercial relationship managers are responsible for the timely and accurate risk rating of the loans in their portfolios at origination and on an ongoing basis. Risk ratings are assigned by the account officer, but require independent review and rating concurrence from the Company's internal Loan Review Department. The Loan Review Department is an experienced, independent function which reports directly to the Board's Audit Committee. The scope of commercial portfolio coverage by the Loan Review Department is defined and presented to the Audit Committee for approval on an annual basis. The actual loan review coverage for the year ended December 31, 2025 was 43% of the commercial loan portfolio.

In addition to loan monitoring by the account officer and Loan Review Department, the Company also requires presentation of all credits rated pass-6 with aggregate balances greater than $2,000,000, all credits rated special mention or substandard with aggregate balances greater than $250,000, and all credits rated doubtful with aggregate balances greater than $100,000 on an individual basis to the Company's Loan Loss Reserve Committee on a quarterly basis. Additionally, the Asset Quality Task Force, which is a group comprised of senior level personnel, meets monthly to monitor the status of problem loans.

The following tables present the classes of the commercial and commercial real estate loan portfolios summarized by the aggregate pass and the criticized categories of special mention, substandard and doubtful within the internal risk rating system.

	AT DECEMBER 31, 2025								
	TERM LOANS AMORTIZED COST BASIS BY ORIGINATION YEAR						REVOLVING LOANS AMORTIZED COST BASIS	REVOLVING LOANS CONVERTED TO TERM	TOTAL
	2025	2024	2023	2022	2021	PRIOR			
					(IN THOUSANDS)				
Commercial real estate (owner occupied)									
Pass	$ 8,901	$ 10,312	$ 16,564	$ 6,050	$ 9,460	$ 29,511	$ 433	$ —	$ 81,231
Special Mention	—	—	—	—	—	520	223	—	743
Substandard	—	—	—	—	2,738	521	—	—	3,259
Doubtful	—	—	—	—	—	—	—	—	—
Total	$ 8,901	$ 10,312	$ 16,564	$ 6,050	$ 12,198	$ 30,552	$ 656	$ —	$ 85,233
Current period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Commercial and industrial									
Pass	$ 22,994	$ 10,640	$ 14,643	$ 12,800	$ 5,307	$ 18,626	$ 50,490	$ 5,010	$ 140,510
Special Mention	—	—	—	—	—	—	1,240	—	1,240
Substandard	—	—	—	307	363	304	1,178	25	2,177
Doubtful	—	—	—	—	—	398	—	—	398
Total	$ 22,994	$ 10,640	$ 14,643	$ 13,107	$ 5,670	$ 19,328	$ 52,908	$ 5,035	$ 144,325
Current period gross charge-offs	$ —	$ —	$ —	$ 200	$ 1,396	$ 178	$ —	$ —	$ 1,774
Commercial real estate (non-owner occupied) - retail									
Pass	$ 17,984	$ 26,374	$ 35,435	$ 14,284	$ 30,707	$ 46,305	$ 26	$ —	$ 171,115
Special Mention	—	—	—	—	—	—	—	—	—
Substandard	—	—	415	—	—	—	—	—	415
Doubtful	—	—	—	—	—	—	—	—	—
Total	$ 17,984	$ 26,374	$ 35,850	$ 14,284	$ 30,707	$ 46,305	$ 26	$ —	$ 171,530
Current period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Commercial real estate (non-owner occupied) - multi-family									
Pass	$ 9,762	$ 24,594	$ 32,750	$ 11,515	$ 15,867	$ 34,378	$ 24	$ —	$ 128,890
Special Mention	—	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	2,195	—	—	2,195
Doubtful	—	—	—	—	—	—	—	—	—
Total	$ 9,762	$ 24,594	$ 32,750	$ 11,515	$ 15,867	$ 36,573	$ 24	$ —	$ 131,085
Current period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Other commercial real estate (non-owner occupied)									
Pass	$ 23,090	$ 22,060	$ 27,401	$ 32,037	$ 40,743	$ 58,392	$ 6,973	$ —	$ 210,696
Special Mention	—	—	—	—	—	5,205	—	—	5,205
Substandard	—	—	—	180	—	1,854	—	—	2,034
Doubtful	—	—	—	—	—	—	—	—	—
Total	$ 23,090	$ 22,060	$ 27,401	$ 32,217	$ 40,743	$ 65,451	$ 6,973	$ —	$ 217,935
Current period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ 3,145	$ —	$ —	$ 3,145
Total by risk rating									
Pass	$ 82,731	$ 93,980	$ 126,793	$ 76,686	$ 102,084	$ 187,212	$ 57,946	$ 5,010	$ 732,442
Special Mention	—	—	—	—	—	5,725	1,463	—	7,188
Substandard	—	—	415	487	3,101	4,874	1,178	25	10,080
Doubtful	—	—	—	—	—	398	—	—	398
Total	$ 82,731	$ 93,980	$ 127,208	$ 77,173	$ 105,185	$ 198,209	$ 60,587	$ 5,035	$ 750,108
Current period gross charge-offs	$ —	$ —	$ —	$ 200	$ 1,396	$ 3,323	$ —	$ —	$ 4,919

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AT DECEMBER 31, 2024

	TERM LOANS AMORTIZED COST BASIS BY ORIGINATION YEAR						REVOLVING LOANS AMORTIZED COST BASIS	REVOLVING LOANS CONVERTED TO TERM	TOTAL
	2024	2023	2022	2021	2020	PRIOR			
						(IN THOUSANDS)			
Commercial real estate (owner occupied)									
Pass	$ 10,294	$ 17,016	$ 6,648	$ 10,675	$ 10,476	$ 26,393	$ 324	$ 856	$ 82,682
Special Mention	—	—	—	—	—	—	—	—	—
Substandard	—	—	—	3,680	—	591	—	—	4,271
Doubtful	—	—	—	—	—	—	—	—	—
Total	$ 10,294	$ 17,016	$ 6,648	$ 14,355	$ 10,476	$ 26,984	$ 324	$ 856	$ 86,953
Current period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Commercial and industrial									
Pass	$ 16,714	$ 19,357	$ 20,977	$ 7,397	$ 4,568	$ 19,280	$ 54,455	$ —	$ 142,748
Special Mention	—	—	—	—	—	—	—	—	—
Substandard	—	480	409	1,753	—	689	1,172	—	4,503
Doubtful	—	—	—	—	—	—	—	—	—
Total	$ 16,714	$ 19,837	$ 21,386	$ 9,150	$ 4,568	$ 19,969	$ 55,627	$ —	$ 147,251
Current period gross charge-offs	$ —	$ —	$ 427	$ —	$ —	$ —	$ —	$ —	$ 427
Commercial real estate (non-owner occupied) - retail									
Pass	$ 29,349	$ 38,912	$ 20,935	$ 31,934	$ 21,322	$ 38,047	$ 32	$ 942	$ 181,473
Special Mention	—	—	305	—	—	—	—	—	305
Substandard	—	—	—	—	—	—	—	—	—
Doubtful	—	—	—	—	—	—	—	—	—
Total	$ 29,349	$ 38,912	$ 21,240	$ 31,934	$ 21,322	$ 38,047	$ 32	$ 942	$ 181,778
Current period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Commercial real estate (non-owner occupied) - multi-family									
Pass	$ 25,984	$ 28,807	$ 16,423	$ 16,816	$ 11,513	$ 30,066	$ 475	$ —	$ 130,084
Special Mention	—	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	915	1,365	—	—	2,280
Doubtful	—	—	—	—	—	—	—	—	—
Total	$ 25,984	$ 28,807	$ 16,423	$ 16,816	$ 12,428	$ 31,431	$ 475	$ —	$ 132,364
Current period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Other commercial real estate (non-owner occupied)									
Pass	$ 27,801	$ 32,514	$ 35,365	$ 40,876	$ 16,226	$ 61,619	$ 4,537	$ 194	$ 219,132
Special Mention	—	—	—	—	—	3,488	—	—	3,488
Substandard	—	—	569	199	—	10,494	—	—	11,262
Doubtful	—	—	—	—	—	—	—	—	—
Total	$ 27,801	$ 32,514	$ 35,934	$ 41,075	$ 16,226	$ 75,601	$ 4,537	$ 194	$ 233,882
Current period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ 1,571	$ —	$ —	$ 1,571
Total by risk rating									
Pass	$ 110,142	$ 136,606	$ 100,348	$ 107,698	$ 64,105	$ 175,405	$ 59,823	$ 1,992	$ 756,119
Special Mention	—	—	305	—	—	3,488	—	—	3,793
Substandard	—	480	978	5,632	915	13,139	1,172	—	22,316
Doubtful	—	—	—	—	—	—	—	—	—
Total	$ 110,142	$ 137,086	$ 101,631	$ 113,330	$ 65,020	$ 192,032	$ 60,995	$ 1,992	$ 782,228
Current period gross charge-offs	$ —	$ —	$ 427	$ —	$ —	$ 1,571	$ —	$ —	$ 1,998

It is generally the policy of the Bank that the outstanding balance of any residential mortgage or home equity loan that exceeds 90-days past due as to principal and/or interest is transferred to non-accrual status and an evaluation is completed to determine the fair value of the collateral less selling costs, unless the balance is minor. A charge-down is recorded for any deficiency balance determined from the collateral evaluation. It is generally the policy of the Bank that the outstanding balance of any unsecured consumer loan that exceeds 90-days past due as to principal and/or interest is charged off. Loans past due 90 days or more and loans in non-accrual status are considered non-performing. The following tables present the performing and non-performing outstanding balances of the residential mortgage and consumer loan portfolio classes.

	AT DECEMBER 31, 2025								
	TERM LOANS AMORTIZED COST BASIS BY ORIGINATION YEAR						REVOLVING LOANS AMORTIZED COST BASIS	REVOLVING LOANS CONVERTED TO TERM	
	2025	2024	2023	2022	2021	PRIOR			TOTAL
					(IN THOUSANDS)				
Residential mortgages									
Performing	$ 4,377	$ 13,914	$ 15,006	$ 10,054	$ 53,478	$ 72,769	$ —	$ —	$ 169,598
Non-performing	—	—	—	—	155	61	—	—	216
Total	$ 4,377	$ 13,914	$ 15,006	$ 10,054	$ 53,633	$ 72,830	$ —	$ —	$ 169,814
Current period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Consumer									
Performing	$ 11,546	$ 8,581	7,999	$ 12,952	$ 5,820	$ 5,363	$ 59,823	$ 110	$ 112,194
Non-performing	—	5	75	17	—	322	192	—	611
Total	$ 11,546	$ 8,586	8,074	$ 12,969	$ 5,820	$ 5,685	$ 60,015	$ 110	$ 112,805
Current period gross charge-offs	$ 1	$ 28	$ 41	$ 8	$ 1	$ 75	$ —	$ —	$ 154
Total by payment performance									
Performing	$ 15,923	$ 22,495	23,005	$ 23,006	$ 59,298	$ 78,132	$ 59,823	$ 110	$ 281,792
Non-performing	—	5	75	17	155	383	192	—	827
Total	$ 15,923	$ 22,500	23,080	$ 23,023	$ 59,453	$ 78,515	$ 60,015	$ 110	$ 282,619
Current period gross charge-offs	$ 1	$ 28	$ 41	$ 8	$ 1	$ 75	$ —	$ —	$ 154

	AT DECEMBER 31, 2024								
	TERM LOANS AMORTIZED COST BASIS BY ORIGINATION YEAR						REVOLVING LOANS AMORTIZED COST BASIS	REVOLVING LOANS CONVERTED TO TERM	
	2024	2023	2022	2021	2020	PRIOR			TOTAL
					(IN THOUSANDS)				
Residential mortgages									
Performing	$ 12,877	$ 15,602	10,400	$ 57,540	$ 41,868	$ 38,418	$ —	$ —	$ 176,705
Non-performing	—	—	—	—	—	405	—	—	405
Total	$ 12,877	$ 15,602	10,400	$ 57,540	$ 41,868	$ 38,823	$ —	$ —	$ 177,110
Current period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Consumer									
Performing	$ 11,476	$ 10,988	16,397	$ 7,605	$ 2,475	$ 4,299	$ 53,876	$ 664	$ 107,780
Non-performing	—	110	46	—	59	344	272	—	831
Total	$ 11,476	$ 11,098	16,443	$ 7,605	$ 2,534	$ 4,643	$ 54,148	$ 664	$ 108,611
Current period gross charge-offs	$ 5	$ 6	$ 21	$ 19	$ 13	$ 143	$ —	$ —	$ 207
Total by payment performance									
Performing	$ 24,353	$ 26,590	26,797	$ 65,145	$ 44,343	$ 42,717	$ 53,876	$ 664	$ 284,485
Non-performing	—	110	46	—	59	749	272	—	1,236
Total	$ 24,353	$ 26,700	26,843	$ 65,145	$ 44,402	$ 43,466	$ 54,148	$ 664	$ 285,721
Current period gross charge-offs	$ 5	$ 6	$ 21	$ 19	$ 13	$ 143	$ —	$ —	$ 207

Management further monitors the performance and credit quality of the loan portfolio by analyzing the age of the portfolio as determined by the length of time a recorded payment is past due. The following tables present the classes of the loan portfolio summarized by the aging categories of performing loans and non-accrual loans.

		AT DECEMBER 31, 2025					
	CURRENT	30 – 59 DAYS PAST DUE	60 – 89 DAYS PAST DUE	90 OR MORE DAYS PAST DUE	TOTAL PAST DUE	NON-ACCRUAL	TOTAL LOANS
				(IN THOUSANDS)			
Commercial real estate (owner occupied)	$ 82,358	$ —	$ —	$ —	$ —	$ 2,875	$ 85,233
Commercial and industrial	141,691	455	28	—	483	2,151	144,325
Commercial real estate (non-owner occupied) - retail	171,115	—	—	—	—	415	171,530
Commercial real estate (non-owner occupied) - multi-family	131,085	—	—	—	—	—	131,085
Other commercial real estate (non-owner occupied)	215,901	—	—	—	—	2,034	217,935
Residential mortgages	168,602	926	70	10	1,006	206	169,814
Consumer	111,354	728	112	—	840	611	112,805
Total	$ 1,022,106	$ 2,109	$ 210	$ 10	$ 2,329	$ 8,292	$ 1,032,727

		AT DECEMBER 31, 2024					
	CURRENT	30 – 59 DAYS PAST DUE	60 – 89 DAYS PAST DUE	90 OR MORE DAYS PAST DUE	TOTAL PAST DUE	NON-ACCRUAL	TOTAL LOANS
				(IN THOUSANDS)			
Commercial real estate (owner occupied)	$ 86,368	$ 433	$ —	$ —	$ 433	$ 152	$ 86,953
Commercial and industrial	144,627	1,852	—	97	1,949	675	147,251
Commercial real estate (non-owner occupied) - retail	181,778	—	—	—	—	—	181,778
Commercial real estate (non-owner occupied) - multi-family	132,364	—	—	—	—	—	132,364
Other commercial real estate (non-owner occupied)	224,914	195	—	—	195	8,773	233,882
Residential mortgages	175,817	852	36	26	914	379	177,110
Consumer	106,796	948	36	—	984	831	108,611
Total	$ 1,052,664	$ 4,280	$ 72	$ 123	$ 4,475	$ 10,810	$ 1,067,949

Loan Modifications to Borrowers Experiencing Financial Difficulty

Occasionally, the Company modifies loans to borrowers experiencing financial difficulty as a result of our loss mitigation activities. A variety of solutions are offered to borrowers, including loan modifications that may result in principal forgiveness, interest rate reductions, term extensions, payment delays, or combinations thereof.

- Principal forgiveness includes principal and accrued interest forgiveness. When principal forgiveness is provided, the amount of forgiveness is charged off against the ACL.
- Interest rate reductions include modifications where the interest rate is reduced, and interest is deferred.
- Term extensions extend the original contractual maturity date of the loan.
- Payment delays consist of modifications where we expect to collect the contractual amounts due but result in a delay in the receipt of payments specified under the original loan terms. We generally consider payment delays to be insignificant when the delay is three months or less.

The following tables summarize the amortized cost basis of loans modified to borrowers experiencing financial difficulty during the years ended December 31, 2025 and 2024 (in thousands).

	YEAR ENDED DECEMBER 31, 2025	
	TERM EXTENSION	
	AMORTIZED COST BASIS	% OF TOTAL CLASS OF LOANS
Other commercial real estate (non-owner occupied)	$ 2,349	1.08 %
Residential mortgages.	191	0.11 %
Total	$ 2,540	

As of December 31, 2025, the modified loans described in the table above were current as to payments.

	YEAR ENDED DECEMBER 31, 2024	
	PAYMENT DELAY	
	AMORTIZED COST BASIS	% OF TOTAL CLASS OF LOANS
Commercial real estate (owner occupied)	$ 152	0.17 %
Total	$ 152	

	TERM EXTENSION	
	AMORTIZED COST BASIS	% OF TOTAL CLASS OF LOANS
Commercial and industrial	$ 154	0.10 %
Total	$ 154	

	COMBINATION – PRINCIPAL FORGIVENESS AND TERM EXTENSION	
	AMORTIZED COST BASIS	% OF TOTAL CLASS OF LOANS
Commercial and industrial	$ 480	0.33 %
Total	$ 480	

At December 31, 2025 and 2024, the Company had no unfunded loan commitments associated with the loan modifications to borrowers experiencing financial difficulty.

The following tables describe the financial effect of the modifications made to borrowers experiencing financial difficulty during the years ended December 31, 2025 and 2024.

YEAR ENDED DECEMBER 31, 2025	
TERM EXTENSION	
LOAN TYPE	FINANCIAL EFFECT
Other commercial real estate (non-owner occupied)	Provided a maturity date extension of 15 months. In connection with the modification, the borrower pledged a $1.0 million Bank deposit as additional collateral.
Residential mortgages.	Provided a maturity date extension of 230 months (approximately 19 years).


YEAR ENDED DECEMBER 31, 2024

PAYMENT DELAY


LOAN TYPE	FINANCIAL EFFECT
Commercial real estate (owner occupied)	Provided 60 months of additional amortization period to lower borrower's monthly payment.


TERM EXTENSION


LOAN TYPE	FINANCIAL EFFECT
Commercial and industrial	During the first, second, and third quarters of 2024, provided a maturity date extension of 90 days and modified seasonal principal and interest payments to interest only until maturity. During the fourth quarter of 2024, provided the same borrower an additional maturity date extension of one year and required monthly principal and interest payments.


COMBINATION - PRINCIPAL FORGIVENESS AND TERM EXTENSION


LOAN TYPE	FINANCIAL EFFECT
Commercial and industrial	As a result of the borrower's bankruptcy, the maturity date of the loan was extended four years and a portion of the principal balance was converted to an equity investment in the borrower.

The Company closely monitors the performance of the loans that are modified to borrowers experiencing financial difficulty to understand the effectiveness of its modification efforts. The Company had no loans which were modified to borrowers experiencing financial difficulty which subsequently defaulted during the year ended December 31, 2025. An other commercial real estate (non-owner occupied) loan modified during the second quarter of 2023 was in non-accrual status and significantly past due as of December 31, 2024. The loan was secured by a mixed use (retail/office) property located within the City of Pittsburgh, but not in the downtown central business district. The loan was considered in default and the Company initiated formal foreclosure procedures on the property during 2024. Further, the property was sold during the fourth quarter of 2025, resulting in the pay-off and final charge-off of the loan as of December 31, 2025.

8. PREMISES AND EQUIPMENT

An analysis of premises and equipment follows:

	AT DECEMBER 31,	
	2025	2024
	(IN THOUSANDS)	
Land	$ **1,225**	$ 1,225
Premises.	**28,225**	29,696
Furniture and equipment.	**8,177**	8,097
Leasehold improvements	**1,236**	1,229
Total at cost	**38,863**	40,247
Less: Accumulated depreciation and amortization	**24,934**	26,019
Premises and equipment, net	$ **13,929**	$ 14,228

The Company recorded depreciation and amortization expense of $1.7 million for the years ended December 31, 2025 and 2024.

The Company utilizes a contract cleaner to provide janitorial services for several office locations. The contract cleaner is owned by a Director of the Company. The amount paid to this related party totaled $232,000 and $233,000 for the years ended December 31, 2025 and 2024, respectively.

9. LEASE COMMITMENTS

The Company has operating and financing leases for several office locations and equipment. Several assumptions and judgments were made when applying the requirements of ASC 842 to the Company's lease commitments, including the allocation of consideration in the contracts between lease and non-lease components, determination of the lease term, and determination of the discount rate used in calculating the present value of the lease payments. See Note 1 for information on policy elections.

The following table presents the lease cost associated with both operating and financing leases for the years ended December 31, 2025 and 2024.

	YEAR ENDED DECEMBER 31,	
	2025	2024
	(IN THOUSANDS)	
Lease cost		
Financing lease cost		
Amortization of right-of-use asset	$ 225	$ 225
Interest expense	100	108
Operating lease cost	252	251
Total lease cost	$ 577	$ 584
Cash paid on leases		
Financing leases	$ 288	$ 276
Operating leases	244	241
Total cash paid on leases	$ 532	$ 517

The following table presents the weighted-average remaining lease term and discount rate for the leases outstanding at December 31, 2025 and 2024.

	AT DECEMBER 31,			
	2025		2024	
	OPERATING	FINANCING	OPERATING	FINANCING
Weighted-average remaining term (years)	7.5	12.3	8.5	13.1
Weighted-average discount rate	4.30 %	3.84 %	4.31 %	3.86 %

The following table presents the undiscounted cash flows due related to operating and financing leases as of December 31, 2025 and 2024, along with a reconciliation to the discounted amount recorded on the Consolidated Balance Sheets.

DECEMBER 31, 2025		
	OPERATING	FINANCING
	(IN THOUSANDS)	
Undiscounted cash flows due in:		
2026	$ 240	$ 291
2027	208	278
2028	205	246
2029	207	223
2030	210	233
Thereafter	610	1,895
Total undiscounted cash flows	1,680	3,166
Discount on cash flows	(254)	(665)
Total lease liabilities	$ 1,426	$ 2,501

DECEMBER 31, 2024

	OPERATING		FINANCING	
	(IN THOUSANDS)			
Undiscounted cash flows due in:				
2025	$	233	$	288
2026		223		291
2027		202		278
2028		205		246
2029		207		223
Thereafter		821		2,128
Total undiscounted cash flows.		1,891		3,454
Discount on cash flows		(319)		(765)
Total lease liabilities	$	1,572	$	2,689

The Company leased approximately 1,049 square feet of office space within its headquarters building to a Director of the Company until February 20, 2025. The amount paid by this related party totaled $2,000 and $13,000 for the years ended December 31, 2025 and 2024, respectively, and is reported in net occupancy expense on the Consolidated Statements of Operations.

10. DEPOSITS

The following table sets forth the balance of the Company's deposits:

	AT DECEMBER 31,	
	2025	2024
	(IN THOUSANDS)	
Demand:		
Non-interest bearing	$ 159,198	$ 171,622
Interest bearing	322,155	342,158
Savings.	123,075	119,479
Money market	265,953	231,424
Time deposits (1).	377,747	336,312
Total deposits.	$ 1,248,128	$ 1,200,995

(1) Time deposits include certificates of deposit (CDs) and individual retirement accounts (IRAs).

The following table sets forth the balance of time deposits as of December 31, 2025 maturing in the periods presented:

YEAR:	TIME DEPOSITS
	(IN THOUSANDS)
2026	$ 301,216
2027	61,461
2028	5,501
2029	4,386
2030	2,733
2031 and after	2,450
Total	$ 377,747

The aggregate amount of time deposits that meet or exceed the FDIC insurance limit of $250,000 at December 31, 2025 and 2024 are $144.3 million and $101.2 million, respectively.

The amount of related party deposits totaled $5,405,000 and $4,219,000 at December 31, 2025 and 2024, respectively.

Additionally, the Company had one deposit relationship that exceeded 5% of total deposits at December 31, 2025. The amount of this relationship totaled $82.6 million and $86.7 million at December 31, 2025 and 2024, respectively.

11. BORROWINGS

<u>Short-Term Borrowings</u>

Short-term borrowings, which consist of federal funds purchased and other short-term borrowings are summarized as follows:

	AT DECEMBER 31, 2025	
	FEDERAL FUNDS PURCHASED	SHORT-TERM BORROWINGS
	(IN THOUSANDS, EXCEPT RATES)	
Balance at year-end	$ —	$ —
Maximum balance at any month end	—	31,551
Average balance during year	27	5,528
Average rate paid for the year	4.89 %	4.78 %
Interest rate on year-end balance	—	—

	AT DECEMBER 31, 2024	
	FEDERAL FUNDS PURCHASED	SHORT-TERM BORROWINGS
	(IN THOUSANDS, EXCEPT RATES)	
Balance at year-end	$ —	$ 14,642
Maximum balance at any month end	—	36,650
Average balance during year	7	27,956
Average rate paid for the year	6.59 %	5.66 %
Interest rate on year-end balance	—	4.71

Average amounts outstanding during the year represent daily averages. Average interest rates represent interest expense divided by the related average balances.

The Company has the ability to purchase federal funds under lines with two correspondent banks which have an average maturity of overnight. There were no borrowings under these lines at December 31, 2025 and 2024. In addition, as a member of the Federal Home Loan Bank, the Company's subsidiary bank can obtain advances on a revolving line of credit (open repo plus), which are typically overnight borrowings and are reported as short-term borrowings. The rate on these advances can change daily. There were no borrowings under the FHLB open repo plus line at December 31, 2025 compared to borrowings of $14.6 million at December 31, 2024.

During 2025, the Parent Company established a $3 million revolving line of credit with an unrelated financial institution which can be used for general corporate purposes. Amounts outstanding under the line of credit bear interest at a rate of the daily secured overnight financing rate (SOFR) plus an unadjusted spread of 250-basis points (2.50%) plus a SOFR adjustment of 10-basis points (0.10%). The line of credit expires in May 2026 and is secured by investment securities. Advances under the line are reported as short-term borrowings. There were no borrowings under this line at December 31, 2025.

Term Advances from Federal Home Loan Bank (FHLB)

Term advances from the FHLB consist of the following:

MATURING	AT DECEMBER 31, 2025	
	WEIGHTED AVERAGE YIELD	BALANCE
	(IN THOUSANDS, EXCEPT RATES)	
2026	4.26 %	$ 17,770
2027	4.23	15,100
2028	4.46	11,745
Total advances from FHLB	4.30	$ 44,615

MATURING	AT DECEMBER 31, 2024	
	WEIGHTED AVERAGE YIELD	BALANCE
	(IN THOUSANDS, EXCEPT RATES)	
2025	4.76 %	$ 11,943
2026	4.27	17,270
2027	4.23	15,100
2028	4.46	11,745
Total advances from FHLB	4.40	$ 56,058

The Company's subsidiary Bank is a member of the FHLB which provides this subsidiary with the opportunity to obtain short- to long-term advances based upon the Company's investment in assets secured by one- to four-family residential real estate and certain types of commercial and commercial real estate loans. Rates on the term advances are fixed until the maturity of the advance. All FHLB stock along with an interest in certain residential mortgage, commercial real estate, and commercial and industrial loans with an aggregate statutory value equal to the amount of the advances, are pledged as collateral to the FHLB of Pittsburgh to support these borrowings and advances on the open repo plus line. At December 31, 2025, the Company had immediately available $311 million of overnight borrowing capability at the FHLB, $41 million of short-term borrowing availability at the Federal Reserve Bank and $35 million of unsecured federal funds lines with correspondent banks.

Subordinated Debt

On August 26, 2021, the Company completed a private placement of $27 million in fixed-to-floating rate subordinated notes to certain accredited investors. The notes mature September 1, 2031 and are non-callable for five years. The notes have a fixed annual interest rate of 3.75%, payable until September 1, 2026. From and including September 1, 2026, the interest rate will reset quarterly to the then-current three-month SOFR plus 3.11%. The subordinated debt was structured to qualify as tier 2 capital under the Federal Reserve's capital guidelines.

The Company used approximately $20 million of the net proceeds to retire its existing subordinated debt and guaranteed junior subordinated deferrable interest debentures (trust preferred securities) on September 30, 2021. Specifically, the Company retired $12 million of 8.45% trust preferred securities which had been issued on April 28, 1998 and $7.7 million of 6.50% subordinated debt which had been issued on December 29, 2015. The remainder of the proceeds were utilized for general corporate purposes, including the downstream of $3.5 million as capital to the Bank in the third quarter of 2021. The net balance of subordinated debt as of December 31, 2025 and 2024 was $26.8 million and $26.7 million, respectively.

12. DISCLOSURES ABOUT FAIR VALUE MEASUREMENTS

The following disclosures establish a hierarchal disclosure framework associated with the level of pricing observability utilized in measuring assets and liabilities at fair value. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The three broad levels defined within this hierarchy are as follows:

Level I: Quoted prices are available in active markets for identical assets or liabilities as of the reported date.

Level II: Pricing inputs are other than the quoted prices in active markets, which are either directly or indirectly observable as of the reported date. The nature of these assets and liabilities includes items for which quoted prices are available but traded less frequently and items that are fair valued using other financial instruments, the parameters of which can be directly observed.

Level III: Assets and liabilities that have little to no pricing observability as of the reported date. These items do not have two-way markets and are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.

Equity Securities Without Readily Determinable Fair Values

The Company has entered into a Registration Rights Agreement with a borrower who, upon emergence from bankruptcy, issued ordinary shares in satisfaction of debt previously contracted. The shares are not listed on any stock exchange. Since the shares do not have a readily determinable fair value, they are carried at cost and evaluated for impairment by management. In addition, if management identifies an observable price change in an orderly transaction for an identical or similar investment of the same issuer, the fair value of the equity securities will be measured and adjusted. At December 31, 2025 and 2024, the carrying value of these equity securities was $600,000 which is included in other assets on the Consolidated Balance Sheets. There were no adjustments to the carrying value of equity securities without readily determinable fair values during the years ended December 31, 2025 and 2024.

Additionally, during 2025, the Company received shares of restricted common stock due to the spin-off of a portion of the issuer's business. The shares cannot be sold or transferred and are not listed on any stock exchange. The restricted shares have no carrying value on the Company's Consolidated Balance Sheets as of December 31, 2025.

Assets and Liabilities Measured and Recorded on a Recurring Basis

Equity securities are reported at fair value utilizing Level 1 inputs. These securities are mutual funds held within a rabbi trust for the Company's executive deferred compensation plan. The mutual funds held are open-end funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price.

Securities classified as available for sale and trading are reported at fair value based on measurements obtained from an independent pricing service. The fair value measurements consider observable data that may include dealer quoted market spreads, cash flows, the U.S. Treasury yield curve, live trading levels, trade execution data, market consensus prepayment speeds, credit information and the bond's terms and conditions, among other things. It should be noted that available for sale securities are reported at fair value, net of any related allowance for credit losses.

The fair values of the simultaneous interest rate swaps, the interest rate hedges used for interest rate risk management, and the risk participation agreements associated with certain commercial real estate loans are based on an external derivative valuation model using data inputs from similar transactions as of the valuation date and classified Level 2.

The following table presents the assets and liabilities measured and reported on the Consolidated Balance Sheets on a recurring basis at their fair value as of December 31, 2025 and 2024 by level within the fair value hierarchy (in thousands).

	FAIR VALUE MEASUREMENTS AT DECEMBER 31, 2025			
	TOTAL	LEVEL 1	LEVEL 2	LEVEL 3
Equity securities [1]	$ 183	$ 183	$ —	$ —
Available for sale securities:				
U.S. Agency	4,790	—	4,790	—
U.S. Agency mortgage-backed securities	110,856	—	110,856	—
Municipal	9,934	—	9,934	—
Corporate bonds	50,648	—	50,648	—
Trading securities:				
U.S. Treasury	3,401	—	3,401	—
Municipal	3,852	—	3,852	—
Interest rate swap asset [1]	2,614	—	2,614	—
Interest rate swap liability [2]	(2,639)	—	(2,639)	—
Interest rate hedge [2]	(118)	—	(118)	—
Risk participation agreement [2]	(303)	—	(303)	—

	FAIR VALUE MEASUREMENTS AT DECEMBER 31, 2024			
	TOTAL	LEVEL 1	LEVEL 2	LEVEL 3
Equity securities [1]	$ 350	$ 350	$ —	$ —
Available for sale securities:				
U.S. Agency	4,666	—	4,666	—
U.S. Agency mortgage-backed securities	91,534	—	91,534	—
Municipal	8,363	—	8,363	—
Corporate bonds	51,057	363	50,021	673
Interest rate swap asset [1]	4,657	—	4,657	—
Interest rate swap liability [2]	(4,691)	—	(4,691)	—
Interest rate hedge [2]	(169)	—	(169)	—
Risk participation agreement [2]	(207)	—	(207)	—

[1] Included within other assets on the Consolidated Balance Sheets.
[2] Included within other liabilities on the Consolidated Balance Sheets.

Assets Measured and Recorded on a Non-Recurring Basis

The Company evaluates individual loans for expected credit losses when those loans do not share similar risk characteristics with loans evaluated using a collective (pooled) basis. Individually evaluated loans are reported at the fair value of the underlying collateral if the repayment is expected solely from the collateral. Collateral values are estimated using Level 3 inputs based on observable market data which at times are discounted using unobservable inputs. At December 31, 2025 and 2024, the Company had no individually evaluated loans using the collateral method which were carried at fair value.

Other real estate owned is measured at fair value based on appraisals, less estimated costs to sell at the date of foreclosure. The Bank's internal Collections and Assigned Risk Department estimates the fair value of repossessed assets, such as vehicles and equipment, using a formula driven analysis based on automobile or other industry data, less estimated costs to sell at the time of repossession. Valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value, less costs to sell. Income and expenses from operations and changes in valuation allowance are included in the net expenses from OREO and repossessed assets.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Assets measured and recorded at fair value on a non-recurring basis are summarized below (in thousands, except range data):

	FAIR VALUE MEASUREMENTS AT DECEMBER 31, 2025			
	TOTAL	LEVEL 1	LEVEL 2	LEVEL 3
Other real estate owned and repossessed assets	$ 216	$ —	$ —	$ 216

	FAIR VALUE MEASUREMENTS AT DECEMBER 31, 2024			
	TOTAL	LEVEL 1	LEVEL 2	LEVEL 3
Other real estate owned and repossessed assets	$ 1,724	$ —	$ —	$ 1,724

	QUANTITATIVE INFORMATION ABOUT LEVEL 3 FAIR VALUE MEASUREMENTS			
DECEMBER 31, 2025	FAIR VALUE	VALUATION TECHNIQUES	UNOBSERVABLE INPUT	RANGE (WGTD AVG)
Other real estate owned and repossessed assets	$ 216	Appraisal of collateral [1]	Appraisal adjustments [2]	29% to 59% (45%)
			Liquidation expenses	0% to 30% (11%)

	QUANTITATIVE INFORMATION ABOUT LEVEL 3 FAIR VALUE MEASUREMENTS			
DECEMBER 31, 2024	FAIR VALUE	VALUATION TECHNIQUES	UNOBSERVABLE INPUT	RANGE (WGTD AVG)
Other real estate owned and repossessed assets	$ 1,724	Appraisal of collateral [1]	Appraisal adjustments [2]	18% to 63% (24%)
			Liquidation expenses	0% to 33% (4%)

[1] Fair Value is generally determined through independent appraisals of the underlying collateral, which generally include various Level 3 inputs which are not identifiable. Also includes qualitative adjustments by management and estimated liquidation expenses.

[2] Appraisals may be adjusted by management for qualitative factors such as economic conditions.

13. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

For the Company, as for most financial institutions, the majority of its assets and liabilities are considered financial instruments. Many of the Company's financial instruments, however, lack an available trading market characterized by a willing buyer and willing seller engaging in an exchange transaction. Therefore, significant estimates and present value calculations were used by the Company for the purpose of this disclosure.

Fair values have been determined by the Company using independent third-party valuations that use the best available data (Level 2) and an estimation methodology (Level 3), which the Company believes is suitable for each category of financial instruments. Management believes that cash and cash equivalents, bank owned life insurance, regulatory stock, accrued interest receivable and payable, deposits with no stated maturities, and short-term borrowings have fair values which approximate the recorded carrying values. The fair value measurements for all of these financial instruments are Level 1 measurements.

The estimated fair values based on US GAAP measurements and recorded carrying values at December 31, 2025 and 2024 for the remaining financial instruments not required to be reported at fair value were as follows:

	AT DECEMBER 31, 2025				
	CARRYING VALUE	FAIR VALUE	LEVEL 1	LEVEL 2	LEVEL 3
	(IN THOUSANDS)				
FINANCIAL ASSETS:					
Investment securities – HTM	$ 72,256	$ 68,916	$ —	$ 67,936	$ 980
Loans held for sale	241	244	244	—	—
Loans, net of allowance for credit losses and unearned income	1,019,599	1,010,336	—	—	1,010,336
FINANCIAL LIABILITIES:					
Deposits with stated maturities	377,747	377,938	—	—	377,938
All other borrowings [1]	71,382	71,382	—	—	71,382

	AT DECEMBER 31, 2024				
	CARRYING VALUE	FAIR VALUE	LEVEL 1	LEVEL 2	LEVEL 3
	(IN THOUSANDS)				
FINANCIAL ASSETS:					
Investment securities – HTM	$ 63,837	$ 58,471	$ —	$ 57,535	$ 936
Loans held for sale	460	470	470	—	—
Loans, net of allowance for credit losses and unearned income	1,054,037	990,745	—	—	990,745
FINANCIAL LIABILITIES:					
Deposits with stated maturities	336,312	336,167	—	—	336,167
All other borrowings [1]	82,784	81,476	—	—	81,476

[1] All other borrowings include advances from Federal Home Loan Bank and subordinated debt.

Changes in assumptions or estimation methodologies may have a material effect on these estimated fair values. The Company's remaining assets and liabilities which are not considered financial instruments have not been valued differently than has been customary under historical cost accounting.

14. INCOME TAXES

The expense for income taxes is summarized below and includes both federal and applicable state corporate income taxes:

	YEAR ENDED DECEMBER 31,	
	2025	2024
	(IN THOUSANDS)	
Current	$ 192	$ 832
Deferred	992	(34)
Income tax expense	$ 1,184	$ 798

The reconciliation between the federal statutory tax rate and the Company's effective consolidated income tax rate is as follows:

	YEAR ENDED DECEMBER 31,			
	2025		2024	
	AMOUNT	RATE	AMOUNT	RATE
	(IN THOUSANDS, EXCEPT PERCENTAGES)			
Income tax expense based on federal statutory rate	$ 1,427	21.0 %	$ 924	21.0 %
Tax exempt income	(310)	(4.6)	(247)	(5.6)
Other	67	1.0	121	2.7
Total expense for income taxes	$ 1,184	17.4 %	$ 798	18.1 %

The following table highlights the major components comprising the deferred tax assets and liabilities for each of the periods presented:

	AT DECEMBER 31,	
	2025	2024
	(IN THOUSANDS)	
DEFERRED TAX ASSETS:		
Allowance for credit losses - loans	$ 2,757	$ 2,922
Allowance for credit losses - securities	19	94
Allowance for credit losses - unfunded commitments	71	203
Unrealized investment security losses	2,088	3,544
Premises and equipment	765	912
Lease liabilities	825	895
Net operating loss	448	469
Interest rate hedges	25	36
Other	157	173
Total tax assets	7,155	9,248
DEFERRED TAX LIABILITIES:		
Investment accretion	(161)	(129)
Lease right-of-use assets	(735)	(815)
Accrued pension obligation	(7,591)	(6,602)
Other	(304)	(290)
Total tax liabilities	(8,791)	(7,836)
Net deferred tax (liability) asset	$ (1,636)	$ 1,412

At December 31, 2025 and 2024, the Company had no valuation allowance established against its deferred tax assets as we believe the Company will generate sufficient future taxable income to fully utilize these assets.

The Company utilizes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Benefits from tax positions should be recognized in the financial statements only when it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority that would have full knowledge of all relevant information. A tax position that meets the more likely than not recognition threshold is measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. Tax positions that previously failed to meet the more likely than not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more likely than not recognition threshold should be derecognized in the first subsequent financial reporting period in which that threshold is no longer met. The Company has no tax liability for uncertain tax positions. The Company's federal and state income tax returns for taxable years through 2021 have been closed for purposes of examination by the Internal Revenue Service and the Pennsylvania Department of Revenue.

15. EMPLOYEE BENEFIT PLANS

PENSION PLAN

The Company has a noncontributory defined benefit pension plan covering certain employees who work at least 1,000 hours per year. The participants shall have a vested interest in their accrued benefit after five full years of service. The benefits of the plan are based upon the employees' years of service and average annual earnings for the highest five consecutive calendar years during the final ten-year period of employment. Effective January 1, 2013, the Company implemented a soft freeze of its defined benefit pension plan for non-union employees. A soft freeze means that all existing employees as of December 31, 2012 will remain in the defined benefit pension plan, but any new non-union employees hired after January 1, 2013 will no longer be part of the defined benefit plan but instead will be offered retirement benefits under an enhanced 401(k) program. The Company implemented a similar soft freeze of its defined benefit pension plan for union employees effective January 1, 2014. The Company executed these changes to help reduce its pension costs in future years. Plan assets are primarily debt securities (including U.S. Treasury and Agency securities, corporate notes and bonds), listed common stocks (including shares of the Company's common stock valued at $2.4 million and $1.8 million as of December 31, 2025 and 2024, respectively, and is limited to 4% of the plan's assets), mutual funds, and short-term cash equivalent instruments. The following actuarial tables are based upon data provided by an independent third party as of December 31.

Pension Benefits

	YEAR ENDED DECEMBER 31,	
	2025	2024
	(IN THOUSANDS)	
CHANGE IN BENEFIT OBLIGATION:		
Benefit obligation at beginning of year	$ 31,228	$ 34,819
Service cost	715	832
Interest cost	1,527	1,562
Actuarial loss (gain)	307	(532)
Settlements	—	(4,521)
Benefits paid	(2,758)	(932)
Benefit obligation at end of year	31,019	31,228
CHANGE IN PLAN ASSETS:		
Fair value of plan assets at beginning of year	62,617	59,335
Actual return on plan assets	7,699	8,735
Employer contributions	—	—
Settlements	—	(4,521)
Benefits paid	(2,758)	(932)
Fair value of plan assets at end of year	67,558	62,617
Funded status of the plan	$ 36,539	$ 31,389

	YEAR ENDED DECEMBER 31,	
	2025	2024
	(IN THOUSANDS)	
AMOUNTS NOT YET RECOGNIZED AS A COMPONENT OF NET PERIODIC PENSION COST:		
Amounts recognized in accumulated other comprehensive loss consists of:		
Net actuarial (gain) loss	$ (1,197)	$ 2,045
Total	$ (1,197)	$ 2,045

	YEAR ENDED DECEMBER 31,	
	2025	2024
	(IN THOUSANDS)	
ACCUMULATED BENEFIT OBLIGATION:		
Accumulated benefit obligation	$ 29,194	$ 29,215

The weighted-average assumptions used to determine benefit obligations at December 31, 2025 and 2024 were as follows:

	YEAR ENDED DECEMBER 31,	
	2025	2024
WEIGHTED AVERAGE ASSUMPTIONS:		
Discount rate	5.30 %	5.58 %
Salary scale		
Ages 25-34	5.00	5.00
Ages 35-44	4.00	4.00
Ages 45-54	3.00	3.00
Ages 55+	2.50	2.50

	YEAR ENDED DECEMBER 31,	
	2025	2024
	(IN THOUSANDS)	
COMPONENTS OF NET PERIODIC PENSION BENEFIT:		
Service cost	$ 715	$ 832
Interest cost	1,527	1,562
Expected return on plan assets	(4,150)	(4,157)
Settlement charge	—	471
Net periodic pension benefit.	$ (1,908)	$ (1,292)

The service cost component of net periodic pension benefit is included in salaries and employee benefits and all other components of net periodic pension benefit are included in other expense on the Consolidated Statements of Operations.

The Company did not recognize a settlement charge in connection with its defined benefit pension plan in 2025 while a settlement charge of $471,000 was recognized in 2024. A settlement charge must be recognized when the total dollar amount of lump sum distributions paid from the pension plan to retired employees exceeds a threshold of expected annual service and interest costs in the current year. It is important to note that since the retired employees elected to take lump sum payments, these individuals are no longer included in the pension plan which favorably impacts the Company's basic pension expense. Therefore, the Company's basic annual pension expense is expected to be lower in the future. This was evident in 2024 and 2025 as the Company recognized a net periodic pension benefit in both years.

Note that pension settlement charges are dependent upon the level of national interest rates from the previous year and the impact that interest rates have on lump sum distributions to those employees eligible to retire. Pension settlement charges are also dependent upon the choice of retiring employees to either take a lump sum distribution or receive future monthly annuity payments.

The accrued pension obligation, which had a positive (debit) balance of $36.1 million and $31.4 million, was reclassified to other assets on the Consolidated Balance Sheets as of December 31, 2025 and 2024, respectively. The balance of the accrued pension obligation continues to be a positive value as a result of the strong returns on plan assets and the revaluation of the obligation.

	YEAR ENDED DECEMBER 31,	
	2025	2024
	(IN THOUSANDS)	
OTHER CHANGES IN PLAN ASSETS AND BENEFIT OBLIGATIONS RECOGNIZED IN OTHER COMPREHENSIVE INCOME		
Net gain	**$ (3,242)**	$ (5,110)
Recognized loss	**—**	(471)
Total recognized in other comprehensive income before tax effect	**$ (3,242)**	$ (5,581)
Total recognized in net periodic pension benefit and other comprehensive income before tax effect	**$ (5,150)**	$ (6,873)

For the year ended December 31, 2025, actuarial gains/losses in the projected benefit obligation were the result of the plan experience, updated census data, discount rate, lump sum interest rates, and lump sum mortality tables. These sources generated a combined loss of about 0.99% of expected year-end obligations.

The weighted-average assumptions used to determine net periodic pension benefit for the years ended December 31, 2025 and 2024 were as follows:

	YEAR ENDED DECEMBER 31,	
	2025	2024
WEIGHTED AVERAGE ASSUMPTIONS:		
Discount rate	**5.59 %**	5.12 %
Expected return on plan assets	**7.00**	7.00
Rate of compensation increase		
Ages 25-34	**5.00**	5.00
Ages 35-44	**4.00**	4.00
Ages 45-54	**3.00**	3.00
Ages 55+	**2.50**	2.50

The Company has assumed a 7.00% long-term expected return on plan assets. This assumption was based upon the plan's historical investment performance over a longer-term period of 20 years combined with the plan's investment objective of balanced growth and income. Additionally, this assumption also incorporates a targeted range for equity securities of approximately 0% to 60% of plan assets.

Plan Assets

The plan's measurement date was December 31, 2025. The plan's asset allocation at December 31, 2025 and 2024, by asset category, was as follows:

	YEAR ENDED DECEMBER 31,	
	2025	2024
ASSET CATEGORY:		
Cash and cash equivalents	**3.5 %**	1.4 %
Fixed income	**43.9**	35.1
Equity	**52.6**	63.5
Total	**100.0 %**	100.0 %

The major categories of assets in the Company's pension plan as of year-end are presented in the following table. Assets are segregated by the level of the valuation inputs within the fair value hierarchy established by ASC Topic 820 utilized to measure fair value.

	YEAR ENDED DECEMBER 31,	
	2025	2024
	(IN THOUSANDS)	
Level 1:		
Cash and cash equivalents	$ 2,384	$ 878
Fixed income	29,627	22,003
Equity	35,547	39,736
Total fair value of plan assets	$ 67,558	$ 62,617

Cash and cash equivalents may include uninvested cash balances along with money market mutual funds, treasury bills, or other assets normally categorized as cash equivalents. Fixed income may include mutual funds that are categorized as balanced, domestic, international, or global/emerging, as well as exchange traded funds. In addition, fixed income may include individual bonds that are government, corporate, or international. Equity may include common or preferred stocks, covered options, rights or warrants, or American Depository Receipts which are traded on any U.S. equity market. In addition, equity may include mutual funds and exchange traded funds.

The investment strategy objective for the pension plan is a balance of growth and income. This objective seeks to develop a portfolio for acceptable levels of current income together with the opportunity for capital appreciation. The balanced growth and income objective reflects an equal balance between fixed income and equity investments. The allocation between fixed income and equity assets may vary to a moderate degree during normal market cycles. The pension plan's allocation to fixed income can fall within the range of 0% to 100% of the plan assets while the allocation to equity is 0% to 60%. In addition, cash equivalents can range from 0% to 100% of the plan assets. The plan is also able to invest in ASRV common stock up to a maximum level of 4% of the market value of the plan assets (as of December 31, 2025 and 2024, 3.6% and 2.8%, respectively, of the plan assets were invested in ASRV common stock). This asset mix is intended to ensure that there is a steady stream of income generated to fund benefit payments.

Cash Flows

The Company presently expects to contribute $0 to the plan in 2026. Funding requirements for subsequent years are uncertain and will significantly depend on whether the plan's actuary changes any assumptions used to calculate plan funding levels, the actual return on plan assets, changes in the employee groups covered by the plan, and any legislative or regulatory changes affecting plan funding requirements. For tax planning, financial planning, cash flow management or cost reduction purposes the Company may increase, accelerate, decrease or delay contributions to the plan to the extent permitted by law.

Estimated Future Benefit Payments

The following benefit payments, which reflect future service, as appropriate, are expected to be paid.

YEAR:	ESTIMATED FUTURE BENEFIT PAYMENTS
	(IN THOUSANDS)
2026	$ 4,663
2027	4,022
2028	3,356
2029	2,943
2030	2,693
Years 2031-2035	12,178

401(k) PLAN

The Company maintains a qualified 401(k) plan that allows for participation by Company employees. Under the plan, employees may elect to make voluntary contributions to their accounts, which the Company will match one half on the first 2% of contributions up to a maximum of 1%. The Company also contributes 4% of salaries for union members who are in the plan. These contribution percentages apply to employees who are eligible to participate in our defined benefit pension plan.

Effective January 1, 2013, any new non-union employees receive a 4% non-elective contribution, and these employees may elect to make voluntary contributions to their accounts which the Company will match one half on the first 6% of contributions up to a maximum of 3%. Effective January 1, 2014, any new union employees receive a 4% non-elective contribution, and these employees may elect to make voluntary contributions to their accounts which the Company will match dollar for dollar up to a maximum of 4%. Contributions by the Company charged to operations were $1.0 million and $982,000 for the years ended December 31, 2025 and 2024, respectively. The fair value of plan assets includes $534,000 and $390,000 pertaining to the value of the Company's common stock that was held by the plan at December 31, 2025 and 2024, respectively.

DEFERRED COMPENSATION PLAN

The Company maintains a non-qualified deferred compensation plan in which a select group of executives are permitted to participate. An eligible executive can defer a certain percentage of their current salary to be placed into the plan. The Company has established a rabbi trust to provide funding for the benefits payable under our deferred compensation plan. As of December 31, 2025 and 2024, the Company reported a deferred compensation liability of $183,000 and $350,000, respectively, within other liabilities on the Consolidated Balance Sheets. For the years ended December 31, 2025 and 2024, the Company recognized deferred compensation plan expense of $9,000 and $19,000, respectively. The deferred compensation plan expense is reported within other expense on the Consolidated Statements of Operations. See Note 5 (Investment Securities) for additional disclosures related to the nonqualified deferred compensation plan and assets held within the rabbi trust.

Except for the above-described benefit plans, the Company has no significant additional exposure for any other post-retirement or post-employment benefits.

16. COMMITMENTS AND CONTINGENT LIABILITIES

The Company incurs off-balance sheet risks in the normal course of business in order to meet the financing needs of its customers. These risks derive from commitments to extend credit and standby letters of credit. Such commitments and standby letters of credit involve, to varying degrees, elements of credit risk. Commitments to extend credit are obligations to lend to a customer as long as there is no violation of any condition established in the loan agreement. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Because a portion of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. Commitments to extend credit are issued both on an unsecured and secured basis. Collateral which secures these types of commitments is the same as for other types of secured lending such as accounts receivable, inventory, fixed assets, and real estate.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including normal business activities, bond financings, and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. Letters of credit are issued both on an unsecured and secured basis. Collateral securing these types of transactions is similar to collateral securing the Company's commercial loans.

The Company's exposure to credit loss in the event of nonperformance by the other party to these commitments to extend credit and standby letters of credit is represented by their contractual amounts. The Company uses the same credit and collateral policies in making commitments and conditional obligations as for all other lending. At December 31, 2025, the Company had various outstanding commitments to extend credit approximating $239.9 million and standby letters of credit of $8.8 million, compared to commitments to extend credit of $233.2 million and standby letters of credit of $8.7 million at December 31, 2024.

Standby letters of credit had terms ranging from one to five years with annual extension options available. Standby letters of credit of approximately $5.5 million and $6.5 million were secured as of December 31, 2025 and 2024, respectively.

The Company estimates expected credit losses over the contractual period in which it is exposed to credit risk via a contractual obligation to extend credit, unless that obligation is unconditionally cancelable. The allowance for credit losses on off-balance sheet credit exposures is adjusted through the provision for credit losses line on the Consolidated Statements of Operations. The estimate includes consideration of the likelihood that funding will occur and an estimate of expected credit losses on commitments expected to be funded over its estimated life. The Company recorded a provision for credit losses recovery on unfunded commitments of $629,000 for the year ended December 31, 2025 while a provision for credit losses of $26,000 was recognized for the year ended December 31, 2024. The carrying amount of the allowance for credit losses for the Company's obligations related to unfunded commitments and standby letters of credit, which is reported in other liabilities on the Consolidated Balance Sheets, was $337,000 at December 31, 2025 and $966,000 at December 31, 2024.

Pursuant to its bylaws, the Company provides indemnification to its directors and officers against certain liabilities incurred as a result of their service on behalf of the Company. In connection with this indemnification obligation, the Company can advance, on behalf of covered individuals, costs incurred in defending against certain claims. Additionally, the Company is subject to a number of asserted and unasserted potential claims encountered in the normal course of business. In the opinion of the Company, neither the resolution of these claims nor the funding of these credit commitments is expected to have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

17. STOCK COMPENSATION PLANS

The Company uses the modified prospective method for accounting for stock-based compensation and recognized no stock compensation expense for 2025 compared to $8,000 of stock compensation expense in 2024.

During 2021, the Company's Board adopted, and its shareholders approved, the AmeriServ Financial, Inc. 2021 Equity Incentive Plan (the Plan) authorizing the grant of options or restricted stock covering 600,000 shares of common stock. This Plan replaced the expired 2011 Stock Incentive Plan. Under the Plan, options or restricted stock can be granted (the Grant Date) to directors, officers, and employees that provide services to the Company and its affiliates, as selected by the Compensation/Human Resources Committee of the Board. The option price at which a granted stock option may be exercised will not be less than 100% of the fair market value per share of common stock on the Grant Date. The maximum term of any option granted under the Plan cannot exceed 10 years. Generally, options vest over a three-year period and become exercisable in equal installments over the vesting period. At times, options with a one-year vesting period may also be issued.

A summary of the status of the Company's Equity Incentive Plan at December 31, 2025 and 2024, and changes during the years then ended are presented in the table and narrative following:

| | YEAR ENDED DECEMBER 31, | | | |
| | 2025 | | 2024 | |
	SHARES	WEIGHTED AVERAGE EXERCISE PRICE	SHARES	WEIGHTED AVERAGE EXERCISE PRICE
Outstanding at beginning of year	194,000	$ 3.72	245,000	$ 3.64
Granted	—	—	—	—
Exercised	(3,000)	2.96	—	—
Forfeited	(25,000)	3.38	(51,000)	3.31
Outstanding at end of year	166,000	3.79	194,000	3.72
Exercisable at end of year	166,000	3.79	194,000	3.72
Weighted average fair value of options granted in current year		$ —		$ —

All of the 166,000 options outstanding at December 31, 2025 were exercisable and had exercise prices between $2.96 and $4.22, with a weighted average exercise price of $3.79 and a weighted average remaining contractual life of 4.45 years. The fair value of each option grant is estimated on the date of grant using the Binomial or Black-Scholes option pricing model. No stock options or restricted stock were granted during 2025 and 2024.

The intrinsic value of stock options exercised was $480 in 2025. There were no stock options exercised during 2024.

18. ACCUMULATED OTHER COMPREHENSIVE LOSS

The following table presents the changes in each component of accumulated other comprehensive loss, net of tax, for the periods ended December 31, 2025 and 2024 (in thousands):

| | YEAR ENDED DECEMBER 31, 2025 | | | | YEAR ENDED DECEMBER 31, 2024 | | | |
	NET UNREALIZED GAINS AND LOSSES ON INVESTMENT SECURITIES AFS(1)	INTEREST RATE HEDGE(1)	DEFINED BENEFIT PENSION ITEMS(1)	TOTAL(1)	NET UNREALIZED GAINS AND LOSSES ON INVESTMENT SECURITIES AFS(1)	INTEREST RATE HEDGE(1)	DEFINED BENEFIT PENSION ITEMS(1)	TOTAL(1)
Beginning balance	$ (13,332)	$ (135)	$ (1,616)	$ (15,083)	$ (13,730)	$ (352)	$ (5,894)	$ (19,976)
Other comprehensive income before reclassifications	5,478	63	2,215	7,756	398	760	3,906	5,064
Amounts reclassified from accumulated other comprehensive loss	—	(22)	—	(22)	—	(543)	372	(171)
Net current period other comprehensive income	5,478	41	2,215	7,734	398	217	4,278	4,893
Ending balance	$ (7,854)	$ (94)	$ 599	$ (7,349)	$ (13,332)	$ (135)	$ (1,616)	$ (15,083)

(1) Amounts in parentheses indicate debits on the Consolidated Balance Sheets.

The following table presents the amounts reclassified out of each component of accumulated other comprehensive loss for the periods ended December 31, 2025 and 2024 (in thousands):

	AMOUNT RECLASSIFIED FROM ACCUMULATED OTHER COMPREHENSIVE LOSS(1)		
DETAILS ABOUT ACCUMULATED OTHER COMPREHENSIVE LOSS COMPONENTS	**YEAR ENDED DECEMBER 31, 2025**	**YEAR ENDED DECEMBER 31, 2024**	**AFFECTED LINE ITEM IN THE STATEMENT OF OPERATIONS**
Interest rate hedge			
	$ (28)	$ (687)	Interest expense - Deposits
	6	144	Provision for income taxes
	$ (22)	$ (543)	
Amortization of estimated defined benefit pension plan loss[2]			
	$ —	$ 471	Other expense
	—	(99)	Provision for income taxes
	$ —	$ 372	
Total reclassifications for the period	$ (22)	$ (171)	

(1) Amounts in parentheses indicate credits.

(2) These accumulated other comprehensive loss components are included in the computation of net periodic pension benefit (see Note 15 for additional details).

19. INTANGIBLE ASSETS

The Company's Consolidated Balance Sheets show both tangible assets (such as loans, buildings, and investments) and intangible assets (such as goodwill and core deposit intangible). Goodwill has an indefinite life and is not amortized. Instead, such intangible is evaluated for impairment at the reporting unit level at least annually, or more frequently if indicators of impairment are present. Any resulting impairment would be reflected as a non-interest expense. Based on this analysis, no impairment was recorded in 2025 or 2024. Of the Company's goodwill of $13.6 million, $11.2 million relates to past branch acquisitions while $2.4 million relates to the acquisition of the former West Chester Capital Advisors, now operating as AmeriServ Wealth Advisors. The balance of the Company's goodwill at December 31, 2025 and 2024 was $13.6 million.

Other identifiable intangible assets, such as core deposit intangible, are assigned useful lives, which are amortized on an accelerated basis over their useful lives. Such lives are also periodically reassessed to determine if any amortization period adjustments are required. During the years ended December 31, 2025 and 2024 no such adjustments were recorded. During 2021, the Company recorded a core deposit intangible of $177,000 as a result of the Riverview Bank branch acquisition. As of December 31, 2025 and 2024, accumulated amortization on the core deposit intangible totaled $121,000 and $100,000, respectively.

	YEAR ENDED DECEMBER 31,	
	2025	2024
	(IN THOUSANDS)	
CORE DEPOSIT INTANGIBLE		
Balance at beginning of year	$ 77	$ 101
Amortization	(21)	(24)
Balance at end of year.	$ 56	$ 77

As of December 31, 2025, the estimated future amortization expense for the core deposit intangible associated with the Riverview branch acquisition was as follows (in thousands):

2026	$	17
2027		14
2028		11
2029		8
2030		5
After five years		1
	$	56

20. DERIVATIVE HEDGING INSTRUMENTS

The Company can use various interest rate contracts, such as interest rate swaps, caps, and floors to help manage interest rate and market valuation risk exposure, which is incurred in normal recurrent banking activities.

The Company uses derivative instruments, primarily interest rate swaps, to manage interest rate risk and match the rates on certain assets by hedging the fair value of certain fixed rate liabilities, which converts the liabilities to variable rates and by hedging the cash flow variability associated with certain variable rate liabilities by converting the liabilities to fixed rates.

Interest Rate Swap Agreements

To accommodate the needs of our customers and support the Company's asset/liability positioning, we may enter into interest rate swap agreements with customers and a large financial institution that specializes in these types of transactions. These arrangements involve the exchange of interest payments based on the notional amounts. The Company entered into floating rate loans and fixed rate swaps with our customers. Simultaneously, the Company entered into offsetting fixed rate swaps with this large financial institution. In connection with each swap transaction, the Company agrees to pay interest to the customer on a notional amount at a variable interest rate and receive interest from the customer on the same notional amount at a fixed interest rate. At the same time, the Company agrees to pay the large financial institution the same fixed interest rate on the same notional amount and receive the same variable interest rate on the same notional amount. These transactions allow the Company's customers to effectively convert a variable rate loan to a fixed rate. Because the Company acts as an intermediary for its customers, changes in the fair value of the underlying derivative contracts offset each other and do not significantly impact the Company's results of operations. Fees on the interest rate swap transactions are recognized as revenue when received. For the year ended December 31, 2025, the Company received $13,000 in fees on an interest rate swap transaction. There were no new interest rate swap contracts executed during the year ended December 31, 2024, therefore, no fees were recognized.

These swaps are considered free-standing derivatives and are reported at fair value within other assets and other liabilities on the Consolidated Balance Sheets. Disclosures related to the fair value of the swap transactions can be found in Note 12.

The following tables summarize the interest rate swap transactions that impacted the Company's 2025 and 2024 performance (in thousands, except percentages).

		AT DECEMBER 31, 2025			
	HEDGE TYPE	AGGREGATE NOTIONAL AMOUNT	WEIGHTED AVERAGE RATE RECEIVED/(PAID)	REPRICING FREQUENCY	INCREASE (DECREASE) IN INTEREST INCOME
Swap assets	N/A	$ 60,778	6.57 %	Monthly	$ 1,180
Swap liabilities	N/A	(60,778)	(6.57)	Monthly	(1,180)
Net exposure		$ —	— %		$ —

	HEDGE TYPE	AGGREGATE NOTIONAL AMOUNT	WEIGHTED AVERAGE RATE RECEIVED/(PAID)	REPRICING FREQUENCY	INCREASE (DECREASE) IN INTEREST INCOME
			AT DECEMBER 31, 2024		
Swap assets	N/A	$ 66,476	7.52 %	Monthly	$ 1,968
Swap liabilities	N/A	(66,476)	(7.52)	Monthly	(1,968)
Net exposure		$ —	— %		$ —

Risk Participation Agreement

The Company will enter into risk participation agreements (RPAs) with the lead bank of certain commercial real estate loan arrangements. As a participating bank, the Company guarantees the performance on borrower-related interest rate swap contracts. The Company has no obligations under the RPAs unless the borrower defaults on their swap transaction with the lead bank and the swap is a liability to the borrower. In that instance, the Company has agreed to pay the lead bank a pre-determined percentage of the swap's value at the time of default. In exchange for providing the guarantee, the Company receives an upfront fee from the lead bank. There were no new RPAs executed during the years ended December 31, 2025 and 2024, therefore, no fees were recognized.

RPAs are derivative financial instruments and are recorded at fair value. These derivatives are not designated as hedges and therefore, changes in fair value are recognized in earnings with a corresponding offset within other liabilities. Disclosures related to the fair value of the RPAs can be found in Note 12. The notional amount of the risk participation agreements outstanding at December 31, 2025 and 2024 was $4.9 million.

Interest Rate Hedges

The Company has entered into interest rate swaps with a total notional value of $70 million as of December 31, 2025 and 2024 in order to hedge the interest rate risk associated with certain floating-rate time deposit accounts. The hedge transactions allow the Company to add stability to interest expense and manage its exposure to interest rate movements. These interest rate swaps are designated as cash flow hedges and involve the receipt of variable rate amounts from a counterparty in exchange for the Company making fixed payments.

For derivatives designated as cash flow hedges, the effective portion of changes in the fair value of the derivative is reported in accumulated other comprehensive loss (within Shareholders' Equity), net of tax, with a corresponding offset within other assets or other liabilities. Disclosures related to the fair value of the interest rate hedges can be found in Note 12. Amounts recorded in accumulated other comprehensive loss for the effective portion of changes in the fair value are subsequently reclassified to earnings when the hedged transaction affects earnings. The ineffective portion of changes in the fair value of the derivative is recognized directly in earnings. The Company assesses the effectiveness of the hedging relationship by comparing the changes in cash flows of the derivative hedging instrument with the changes in cash flows of the designated hedged transactions. The Company did not recognize any hedge ineffectiveness in earnings during 2025 and 2024.

Amounts reported in accumulated other comprehensive loss related to derivatives will be reclassified to interest expense as interest payments are made on certain of the Company's variable rate time deposit accounts. During the years ended December 31, 2025 and 2024, the Company had $28,000 and $687,000 of gains, respectively, which resulted in a decrease to interest expense. In the twelve months that follow December 31, 2025, the Company estimates that approximately $104,000 of losses will be reclassified as an increase to interest expense. This reclassified amount could differ from amounts actually recognized due to changes in interest rates. As of December 31, 2025, the maximum length of time over which forecasted transactions are hedged is approximately one year with all hedge transactions terminating by December 2026.

The following table summarizes the effect of the effective portion of the Company's cash flow hedge accounting on accumulated other comprehensive loss for the years ended December 31, 2025 and 2024 (in thousands).

	YEAR ENDED DECEMBER 31, 2025		
DERIVATIVES IN CASH FLOW HEDGING RELATIONSHIPS	**AMOUNT RECOGNIZED IN OTHER COMPREHENSIVE INCOME (LOSS) ON DERIVATIVES**	**LOCATION ON CONSOLIDATED STATEMENTS OF OPERATIONS OF RECLASSIFICATION FROM ACCUMULATED OTHER COMPREHENSIVE LOSS**	**AMOUNT RECLASSIFIED FROM ACCUMULATED OTHER COMPREHENSIVE LOSS**
Interest rate hedge	$ 52	Interest expense - Deposits	$ (28)
Total	$ 52		$ (28)

	YEAR ENDED DECEMBER 31, 2024		
DERIVATIVES IN CASH FLOW HEDGING RELATIONSHIPS	**AMOUNT RECOGNIZED IN OTHER COMPREHENSIVE INCOME (LOSS) ON DERIVATIVES**	**LOCATION ON CONSOLIDATED STATEMENTS OF OPERATIONS OF RECLASSIFICATION FROM ACCUMULATED OTHER COMPREHENSIVE LOSS**	**AMOUNT RECLASSIFIED FROM ACCUMULATED OTHER COMPREHENSIVE LOSS**
Interest rate hedge	$ 275	Interest expense - Deposits	$ (687)
Total	$ 275		$ (687)

The Company monitors and controls all derivative products with a comprehensive Board of Directors approved Hedging Policy. This policy permits a total maximum notional amount outstanding of $500 million for interest rate swaps, caps, and floors. All hedge transactions must be approved in advance by the Investment Asset/Liability Committee (ALCO) of the Board of Directors, unless otherwise approved, as per the terms, within the Board of Directors approved Hedging Policy. The Company had no caps or floors outstanding at December 31, 2025 and 2024.

21. SEGMENT REPORTING

ASC Topic 280, *Segment Reporting*, identifies operating segments as components of a company which are evaluated regularly by the chief operating decision maker in deciding how to develop strategy, allocate resources, and assess performance. The chief operating decision maker of the Company is our President and Chief Executive Officer (CEO). The CEO has authority over all divisions within the Company. The senior manager of each division reports directly to the CEO and all operating activities of the divisions, including financial results, budgets, and forecasts, are discussed with the CEO. While the CEO's direct reports manage the day-to-day functions of each division, all strategic and major decision making actions must be approved by the CEO for all product lines and geographic areas where the Company has a presence.

While the Company monitors the revenue streams of the various products and services, operations are managed, and financial performance is evaluated on a Company-wide basis. The Company provides a variety of consumer and commercial banking and wealth management services within southwestern Pennsylvania and Hagerstown, Maryland through its branch network. Its retail and commercial banking activities include the deposit-gathering branch franchise and lending activities such as residential mortgage loans, direct consumer loans, small business loans, commercial loans, business services, and CRE loans. Its wealth management activities include personal trust products and services such as personal portfolio investment management, estate planning and administration, custodial services and pre-need trusts, as well as the sale of mutual funds, annuities, and insurance products. Additionally, institutional trust products and services such as 401(k) plans, defined benefit and defined contribution employee benefit plans, and individual retirement accounts are offered. Wealth management activities also include the union collective investment funds (ERECT funds) which are designed to use union pension dollars in construction projects that utilize union labor.

Management has determined that the Company has one reportable segment consisting of Community Banking. While senior management within each division evaluates detailed financial data to monitor revenues and expenses, there are certain support cost centers, such as information technology, human resources, internal audit, and finance, that are not directly charged to each operating profit center making it difficult to determine a thorough and accurate measure of profitability. Further, the revenue generating divisions do not operate as separate silos but work cooperatively and together, providing referrals and cross-selling opportunities to one another. It is not feasible to split the benefit of these efforts between or among the referral division and the product/service division. Finally, the Company's Board of Directors evaluates performance on a macro level basis and reviews financial reports that describe the consolidated operating performance of all the divisions of the Company.

The accounting policies for the Community Banking segment are the same as those of our consolidated entity. The chief operating decision maker assesses performance and decides how to allocate resources based on net income as reported on the Consolidated Statements of Operations. The measure of segment assets is reported on the Consolidated Balance Sheets.

Consolidated net income is used to monitor budget versus actual results in assessing performance. The chief operating decision maker uses two primary measures to gauge performance: earnings per share (EPS) and return on average assets (ROA). EPS measures the Company's profitability in relation to the number of common shares outstanding. ROA measures how efficiently the Company generates income based on its total assets. The chief operating decision maker also uses consolidated net income in competitive analysis by benchmarking to the Company's peers.

22. REGULATORY CAPITAL

The Company is subject to various capital requirements administered by the federal banking agencies. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of the Company's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Company's capital amounts, and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. For a more detailed discussion, see the Capital Resources section of Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A).

Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum amounts and ratios (set forth in the table below) of total, common equity tier 1, and tier 1 capital to risk-weighted assets (as defined) and tier 1 capital to average assets. Additionally, under Basel III rules, the decision was made to opt-out of including accumulated other comprehensive income (loss) in regulatory capital. As of December 31, 2025 and 2024, the Bank was categorized as "well capitalized" under the regulatory framework for prompt corrective action promulgated by the Federal Reserve. The Company believes that no conditions or events have occurred that would change this conclusion as of such date. To be categorized as well capitalized, the Bank must maintain minimum total capital, common equity tier 1 capital, tier 1 capital, and tier 1 leverage ratios as set forth in the table.

	AT DECEMBER 31, 2025					
	COMPANY		BANK		MINIMUM REQUIRED FOR CAPITAL ADEQUACY PURPOSES	TO BE WELL CAPITALIZED UNDER PROMPT CORRECTIVE ACTION REGULATIONS*
	AMOUNT	RATIO	AMOUNT	RATIO	RATIO	RATIO
	(IN THOUSANDS, EXCEPT RATIOS)					
Total Capital (To Risk Weighted Assets)	$ 153,316	13.30 %	$ 148,370	12.88 %	8.00 %	10.00 %
Common Equity Tier 1 Capital (To Risk Weighted Assets)	112,994	9.80	134,815	11.70	4.50	6.50
Tier 1 Capital (To Risk Weighted Assets)	112,994	9.80	134,815	11.70	6.00	8.00
Tier 1 Capital (To Average Assets)	112,994	7.79	134,815	9.32	4.00	5.00

* Applies to the Bank only.

AMERISERV FINANCIAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	COMPANY		BANK		MINIMUM REQUIRED FOR CAPITAL ADEQUACY PURPOSES	TO BE WELL CAPITALIZED UNDER PROMPT CORRECTIVE ACTION REGULATIONS*
	AMOUNT	RATIO	AMOUNT	RATIO	RATIO	RATIO
	(IN THOUSANDS, EXCEPT RATIOS)					
Total Capital (To Risk Weighted Assets)	$ 150,147	12.70 %	$ 143,619	12.16 %	8.00 %	10.00 %
Common Equity Tier 1 Capital (To Risk Weighted Assets)	108,643	9.19	128,854	10.91	4.50	6.50
Tier 1 Capital (To Risk Weighted Assets)	108,643	9.19	128,854	10.91	6.00	8.00
Tier 1 Capital (To Average Assets)	108,643	7.68	128,854	9.15	4.00	5.00

AT DECEMBER 31, 2024

* Applies to the Bank only.

23. PARENT COMPANY FINANCIAL INFORMATION

The parent company functions primarily as a coordinating and servicing unit for its subsidiary entity. Provided services include general management, accounting and taxes, loan review, internal audit, investment advisory, marketing, insurance, risk management, general corporate services, and financial and strategic planning. The following financial information relates only to the parent company operations:

BALANCE SHEETS

	AT DECEMBER 31,	
	2025	2024
	(IN THOUSANDS)	
ASSETS		
Cash	$ 113	$ 10
Short-term investments	1,521	2,673
Cash and cash equivalents	1,634	2,683
Investment securities available for sale	3,787	4,153
Equity investment in banking subsidiary	141,452	127,905
Other assets	470	745
TOTAL ASSETS	$ 147,343	$ 135,486
LIABILITIES		
Subordinated debt	$ 26,767	$ 26,726
Other liabilities	1,264	1,512
TOTAL LIABILITIES	28,031	28,238
SHAREHOLDERS' EQUITY		
Total shareholders' equity	119,312	107,248
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 147,343	$ 135,486

AMERISERV FINANCIAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

STATEMENTS OF OPERATIONS

	YEAR ENDED DECEMBER 31,	
	2025	2024
	(IN THOUSANDS)	
INCOME		
Inter-entity management and other fees	$ 2,747	$ 2,745
Dividends from banking subsidiary	2,700	5,500
Interest, dividend and other income	175	227
TOTAL INCOME	5,622	8,472
EXPENSE		
Interest expense	1,065	1,054
Salaries and employee benefits	2,893	2,831
Other expense	2,777	3,492
TOTAL EXPENSE	6,735	7,377
(LOSS) INCOME BEFORE INCOME TAXES AND EQUITY IN UNDISTRIBUTED EARNINGS OF SUBSIDIARY	(1,113)	1,095
Benefit for income taxes	(785)	(925)
Equity in undistributed earnings of subsidiary	5,940	1,581
NET INCOME	$ 5,612	$ 3,601
COMPREHENSIVE INCOME	$ 13,346	$ 8,494

STATEMENTS OF CASH FLOWS

	YEAR ENDED DECEMBER 31,	
	2025	2024
	(IN THOUSANDS)	
OPERATING ACTIVITIES		
Net income	$ 5,612	$ 3,601
Adjustments to reconcile net income to net cash provided by operating activities:		
Common stock issuable	691	—
Equity in undistributed earnings of subsidiary	(5,940)	(1,581)
Stock compensation expense	—	8
Other – net	36	196
NET CASH PROVIDED BY OPERATING ACTIVITIES	399	2,224
INVESTING ACTIVITIES		
Purchase of investment securities – available for sale	(296)	(968)
Proceeds from maturity and sales of investment securities – available for sale	821	1,305
NET CASH PROVIDED BY INVESTING ACTIVITIES	525	337
FINANCING ACTIVITIES		
Stock options exercised	9	—
Purchases of treasury stock	—	(1,511)
Common stock dividends paid	(1,982)	(2,020)
NET CASH USED IN FINANCING ACTIVITIES	(1,973)	(3,531)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(1,049)	(970)
CASH AND CASH EQUIVALENTS AT JANUARY 1	2,683	3,653
CASH AND CASH EQUIVALENTS AT DECEMBER 31	$ 1,634	$ 2,683

The ability of the subsidiary Bank to upstream cash to the parent company is restricted by regulations. Federal law prevents the parent company from borrowing from its subsidiary Bank unless the loans are secured by specified assets. Further, such secured loans are limited in amount to ten percent of the subsidiary Bank's capital and surplus. In addition, the Bank is subject to legal limitations on the amount of dividends that can be paid to its shareholder. The dividend limitation generally restricts dividend payments to a bank's retained net income for the current and preceding two calendar years. The subsidiary Bank had a combined $141,569,000 of restricted surplus and retained earnings at December 31, 2025. Cash may also be upstreamed to the parent company by the subsidiary as an inter-entity management fee.

24. SELECTED QUARTERLY CONSOLIDATED FINANCIAL DATA (unaudited)

The following tables set forth certain unaudited quarterly consolidated financial data regarding the Company:

	2025 QUARTER ENDED			
	DEC. 31	SEPT. 30	JUNE 30	MARCH 31
	(IN THOUSANDS, EXCEPT PER SHARE DATA)			
Interest income	$ 18,160	$ 18,483	$ 17,689	$ 17,022
Interest expense	7,229	7,476	7,295	7,091
Net interest income	10,931	11,007	10,394	9,931
Provision (recovery) for credit losses	724	360	3,133	(97)
Net interest income after provision (recovery) for credit losses	10,207	10,647	7,261	10,028
Non-interest income	4,371	4,401	4,096	4,121
Non-interest expense	12,900	11,964	11,709	11,763
Income (loss) before income taxes	1,678	3,084	(352)	2,386
Provision (benefit) for income taxes	236	540	(70)	478
Net income (loss)	$ 1,442	$ 2,544	$ (282)	$ 1,908
Basic earnings per common share	$ 0.09	$ 0.15	$ (0.02)	$ 0.12
Diluted earnings per common share	0.09	0.15	(0.02)	0.12
Cash dividends declared per common share	0.03	0.03	0.03	0.03

	2024 QUARTER ENDED			
	DEC. 31	SEPT. 30	JUNE 30	MARCH 31
	(IN THOUSANDS, EXCEPT PER SHARE DATA)			
Interest income	$ 17,063	$ 16,708	$ 16,510	$ 16,224
Interest expense	7,524	7,821	7,635	7,477
Net interest income	9,539	8,887	8,875	8,747
Provision (recovery) for credit losses	1,058	(51)	434	(557)
Net interest income after provision (recovery) for credit losses	8,481	8,938	8,441	9,304
Non-interest income	4,453	4,203	4,372	4,947
Non-interest expense	11,858	11,721	13,297	11,864
Income (loss) before income taxes	1,076	1,420	(484)	2,387
Provision (benefit) for income taxes	187	237	(109)	483
Net income (loss)	$ 889	$ 1,183	$ (375)	$ 1,904
Basic earnings per common share	$ 0.05	$ 0.07	$ (0.02)	$ 0.11
Diluted earnings per common share	0.05	0.07	(0.02)	0.11
Cash dividends declared per common share	0.03	0.03	0.03	0.03

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of AmeriServ Financial, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of AmeriServ Financial, Inc. and subsidiary (the "Company") as of December 31, 2025 and 2024; the related consolidated statements of operations, comprehensive income, changes in shareholders' equity, and cash flows for the years then ended; and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent, with respect to the Company, in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the Audit Committee and that: (1) relate to accounts or disclosures that are material to the financial statements; and (2) involve our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter, in any way, our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Allowance for Credit Losses (ACL) – Qualitative Factor

Description of the Matter
The Company's loan portfolio totaled $1.03 billion as of December 31, 2025, and the associated ACL was $13 million. As discussed in Note 1 to the consolidated financial statements, determining the amount of the ACL requires significant judgment about the expected future losses, which is based on capturing loans that qualify for a segment as of a point in time to form a cohort, then tracks that cohort over their remaining lives to determine their loss behavior. The remaining lifetime loss rate is then applied to current loans that qualify for the same segmentation criteria to form a remaining life expectation on current loans. Once historical cohorts are established, the loans in each individual cohort are tracked over their remaining lives for loss and recovery events. Management applies these qualitative adjustments to the baseline lifetime loss rate to reflect changes in the current and forecasted environment, both internal and external, that are different from the conditions that existed during the historical loss calculation period.

We identified these qualitative adjustments within the ACL as critical audit matters because they involve a high degree of subjectivity. While the determination of these qualitative adjustments includes analysis of observable data over the historical loss period, the judgments required to assess the directionality and magnitude of adjustments are highly subjective. Auditing these complex judgments and assumptions involved especially challenging auditor judgment due to the nature of audit evidence and the nature and extent of effort required to address these matters.

How We Addressed the Matter in Our Audit
The primary procedures we performed to address this critical audit matter included:

- Testing the design, implementation, and operating effectiveness of internal controls over the calculation of the allowance for credit losses, and the qualitative factor adjustments.

- Testing the completeness and accuracy of the significant data points that management uses in their evaluation of the qualitative adjustments.

- Testing the anchoring calculation that management completes to properly align the magnitude of the adjustments with the Company's historical loss data.

- Evaluating the directional consistency and reasonableness of management's conclusions regarding basis points applied (whether positive or negative) based on the trends identified in the underlying data.

- Testing the mathematical accuracy of the application of the qualitative adjustments to the loan segments within the ACL calculation.

We have served as the Company's auditor since 2007.

/s/ S.R. Snodgrass, P.C.

Cranberry Township, Pennsylvania
March 18, 2026

REPORT ON MANAGEMENT'S ASSESSMENT OF INTERNAL CONTROL OVER FINANCIAL REPORTING

We, as management of AmeriServ Financial, Inc., are responsible for establishing and maintaining effective internal control over financial reporting that is designed to produce reliable financial statements in conformity with United States generally accepted accounting principles. The system of internal control over financial reporting as it relates to the financial statements is evaluated for effectiveness by management and tested for reliability through a program of internal audits. Actions are taken to correct potential deficiencies as they are identified. Any system of internal control, no matter how well designed, has inherent limitations, including the possibility that a control can be circumvented or overridden and misstatements due to error or fraud may occur and not be detected. Also, because of changes in conditions, internal control effectiveness may vary over time. Accordingly, even an effective system of internal control will provide only reasonable assurance with respect to financial statement preparation.

Management assessed the Company's system of internal control over financial reporting as of December 31, 2025, in relation to criteria for effective internal control over financial reporting as described in "2013 Internal Control — Integrated Framework," issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concludes that, as of December 31, 2025, its system of internal control over financial reporting is effective and meets the criteria of the "2013 Internal Control — Integrated Framework".

Management is responsible for compliance with the federal and state laws and regulations concerning dividend restrictions and federal laws and regulations concerning loans to insiders designated by the Federal Reserve as safety and soundness laws and regulations.

Management has assessed compliance by the Company with the designated laws and regulations relating to safety and soundness. Based on the assessment, management believes that the Company complied, in all significant respects, with the designated laws and regulations related to safety and soundness for the year ended December 31, 2025.

/s/ Jeffrey A. Stopko   /s/ Michael D. Lynch
Jeffrey A. Stopko   Michael D. Lynch
President & Chief Executive Officer   Executive Vice President & Chief Financial Officer

Johnstown, PA
March 18, 2026

STATEMENT OF MANAGEMENT RESPONSIBILITY

March 18, 2026

To the Stockholders and Board of Directors of AmeriServ Financial, Inc.

Management of AmeriServ Financial, Inc. and its subsidiary have prepared the consolidated financial statements and other information in the Annual Report and Form 10-K in accordance with United States generally accepted accounting principles and are responsible for its accuracy.

In meeting its responsibility, management relies on internal accounting and related control systems, which include selection and training of qualified personnel, establishment and communication of accounting and administrative policies and procedures, appropriate segregation of responsibilities, and programs of internal audit. These systems are designed to provide reasonable assurance that financial records are reliable for preparing financial statements and maintaining accountability for assets and that assets are safeguarded against unauthorized use or disposition. Such assurance cannot be absolute because of inherent limitations in any internal control system.

Management also recognizes its responsibility to foster a climate in which Company affairs are conducted with the highest ethical standards. The Company's Code of Conduct, furnished to each employee and director, addresses the importance of open internal communications, potential conflicts of interest, compliance with applicable laws, including those related to financial disclosure, the confidentiality of proprietary information, and other items. There is an ongoing program to assess compliance with these policies.

The Audit Committee of the Company's Board of Directors consists solely of independent directors. The Audit Committee meets periodically with management and the independent auditors to discuss audit, financial reporting, and related matters. S.R. Snodgrass P.C. and the Company's internal auditors have direct access to the Audit Committee.

/s/ Jeffrey A. Stopko

Jeffrey A. Stopko
President & Chief Executive Officer

/s/ Michael D. Lynch

Michael D. Lynch
Executive Vice President & Chief Financial Officer

ITEM 9.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A.   CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures. As of December 31, 2025, an evaluation was performed under the supervision and with the participation of the Company's management, including the Chief Executive Officer and Chief Financial Officer, on the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the Exchange Act)). Based on that evaluation, the Company's management, including the Chief Executive Officer and Chief Financial Officer, concluded that the Company's disclosure controls and procedures were effective as of December 31, 2025.

Disclosure controls and procedures are the controls and other procedures that are designed to ensure that the information required to be disclosed by the Company in its reports filed and submitted under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in its reports filed under the Exchange Act is accumulated and communicated to the Company's management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management Report on Internal Control Over Financial Reporting. The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Management's assessment of internal control over financial reporting for the fiscal year ended December 31, 2025 is included in Item 8.

Changes in Internal Control Over Financial Reporting. There were no changes in the Company's internal controls over financial reporting (as defined in Rule 13a-15(f)) that occurred during the most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B.   OTHER INFORMATION

<u>Rule 10b5-1 Trading Plans</u>

During the quarter ended December 31, 2025, no officer or director of the Company adopted or terminated any contract, instruction, or written plan for the purchase or sale of securities of the Company's common stock that is intended to satisfy the affirmative defense conditions of Securities Exchange Act Rule 10b5-1(c) or any non-Rule 10b5-1 trading arrangement as defined in 17 CFR § 229.408(c).

ITEM 9C.   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not Applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Directors

Under our Articles of Incorporation, the total number of directors may be determined by either a resolution adopted by a majority vote of the directors then in office or by a resolution adopted by the shareholders at a meeting. The number of directors as of the date hereof has been set by the Board at seven who are not officers of the Company or a subsidiary or affiliate of the Company plus the President and Chief Executive Officer.

The Board, as provided in our Articles of Incorporation, is divided into three classes, each being as nearly equal in number as possible. The directors in each class serve a term of three years or until the earlier of their resignation or their respective successors have been elected and qualified. Under our Articles of Incorporation, a person who is elected to fill a vacancy on the Board will serve as a director for the remaining term of office of the class to which he or she was elected.

The Board has determined that all current members of our Board are independent, pursuant to the listing standards of The NASDAQ Global Market ("NASDAQ"), except Mr. Stopko, the current President & Chief Executive Officer of the Company who is not independent by reason of his current employment relationship with the Company.

The following tables set forth as to each of the continuing Class I, Class II and Class III directors, his or her age, principal occupation and business experience, the period during which he or she has served as a member of our Board, or an affiliate or predecessor, and their current and recent directorships in other public companies. In addition, we briefly describe the particular experience, qualifications, attributes or skills that led our Board to conclude that the person should serve as a member of our Board. There are no family relationships between any of the listed persons.

Class I Directors — Term Expires in 2026

Richard W. Bloomingdale, 72
Director since: 2023
Other Current Public Company Directorships: None
Other Public Company Directorships within past 5 years: None

Mr. Bloomingdale is the recently retired President of the Pennsylvania American Federation of Labor and Congress of Industrial Organizations ("Pennsylvania AFL-CIO"), a labor federation. In addition to holding the President role for 12 years, he previously served as Secretary-Treasurer of the Pennsylvania AFL-CIO and has a more than four-decade career in labor relations. Mr. Bloomingdale graduated from the University of Arizona with a bachelor's degree in government. The Board believes Mr. Bloomingdale's finance and labor experience will strengthen AmeriServ's human capital management efforts and position the Company to further expand its union business throughout Pennsylvania. Mr. Bloomingdale is a member of the audit committee, the technology committee, and the compensation/human resources committee. Mr. Bloomingdale is Chair of the Bank's trust committee.

David J. Hickton, 70
Director since: 2023
Other Current Public Company Directorships: None
Other Public Company Directorships within past 5 years: None

Since 2017, Mr. Hickton has been the Founding Director of the Institute for Cyber Law, Policy and Security at the University of Pittsburgh, a research institute. Previously, he was the U.S. Attorney for the Western District of Pennsylvania from August 2010 until November 2016. Mr. Hickton also served as staff director and senior counsel to the House Select Subcommittee on the Coronavirus Crisis from May 2020 until June 2021. He received a bachelor's degree from Pennsylvania State University and a J.D. from the University of Pittsburgh. The Board believes Mr. Hickton's experience in cybersecurity, legal affairs, regulatory matters, and data security and privacy approaches will directly benefit the Company as it meets customers' expectations for online and mobile services. Mr. Hickton is Chair of the technology committee.

Daniel A. Onorato, 65
Director since: 2020
Other Current Public Company Directorships: None
Other Public Company Directorships within past 5 years: None

Since 2012, Mr. Onorato has been Executive Vice President, Chief Corporate Affairs Officer for Highmark Health, a health and wellness organization headquartered in Pittsburgh, Pennsylvania. Prior to joining Highmark Health, he served two terms as chief executive of Allegheny County. Prior to that, Mr. Onorato served as Allegheny County's controller and two terms on the Pittsburgh City Council. His professional background also includes work as an attorney and certified public accountant (CPA). Mr. Onorato has a bachelor's degree in accounting from Pennsylvania State University and a J.D. from the University of Pittsburgh. We believe that his professional experience in healthcare, government, accounting and law make Mr. Onorato a valuable addition to our Board given the areas that banking touches. Mr. Onorato is a member of the nominating/corporate governance committee, and the audit committee, on which he also serves as the Board's designated audit committee financial expert under applicable SEC rules.

Class II Directors — Term Expires in 2027

J. Michael Adams, Jr., Esquire, 64
Director since: 2000
Other Current Public Company Directorships: None
Other Public Company Directorships within past 5 years: None

Mr. Adams currently serves as Non-Executive Chairman of the Company. He also serves as Chair of the nominating/corporate governance committee. Since 2021, Mr. Adams has been Managing Member of Mike Adams & Associates, LLC, a consulting firm in law, business and government. He previously served as Chief Counsel to the Pennsylvania Department of Community and Economic Development. He received degrees from Carnegie Mellon University, BS and the University of Pittsburgh School of Law, JD. As a public company, we believe Mr. Adams' corporate, legal, and board experience for over three decades of providing professional services are valuable to a public company in a highly regulated industry.

Mark E. Pasquerilla, 66
Director since: 1997
Other Current Public Company Directorships: None
Other Public Company Directorships within past 5 years: Pennsylvania Real Estate Investment Trust ("PREIT")

Mr. Pasquerilla has been an officer and director of Pasquerilla Enterprises, LP, a Johnstown-based real estate owner and manager, and its subsidiaries since 2006. He has served as its Chief Executive Officer since 2013 and was its President from 2006 to 2013. From 1992 to 2006, Mr. Pasquerilla served as an officer and director of Crown Holding Company and its subsidiaries (Chief Executive Officer and Chairman from April 1999 to December 2006, and President from 1992 to 2006). Mr. Pasquerilla is sole member of Pasquerilla Management LLC, which incorporated in June 2019. From April 1999 until it was acquired by PREIT, a publicly-traded real estate investment trust, in November 2003, he also served as Chairman and Chief Executive Officer of Crown American Realty Trust and as a trustee. Mr. Pasquerilla had been a trustee of PREIT since 2003. Mr. Pasquerilla was Chairman of the Community Foundation for the Alleghenies from 2007 to 2025. He received a bachelor of arts from Notre Dame University and a M.S. from the London School of Economics. In connection with his work as an officer and trustee of Pasquerilla Enterprises, LP, Crown Holding Company and PREIT, Mr. Pasquerilla has acquired substantial experience in real estate finance. Because, like most banks, ASRV has many real estate loans, we believe this experience is important to our Board. Mr. Pasquerilla is a member of the investment/ALCO committee and the nominating/corporate governance committee. Mr. Pasquerilla is Chair of the audit committee, Chair of the executive committee, and Chair of the compensation/human resources committee.

Class III Directors — Term Expires in 2028

Amy Bradley, 58
Director since: 2022
Other Current Public Company Directorships: None
Other Public Company Directorships within past 5 years: None

Since March 2018, Ms. Bradley has been the President and Chief Executive Officer of the Cambria Regional Chamber of Commerce, a regional business organization. Prior to that, from June 2000 to March 2018, she was director of communication and public affairs of the Conemaugh Health System, a healthcare provider in Pennsylvania. Her professional background also includes work as a television news anchor at WJAC TV. Mrs. Bradley is an adjunct instructor at the University of Pittsburgh at Johnstown where she teaches public relations. We believe that, as an accomplished community leader, Ms. Bradley has a deep understanding of the challenges and opportunities our regional businesses are facing, as well as familiarity with securing the resources needed to aid and counsel them. Ms. Bradley is a member of the audit committee and Chair of the investment/ALCO committee.

Kim W. Kunkle, 71
Director since: 1994
Other Current Public Company Directorships: None
Other Public Company Directorships within past 5 years: None

Since 1984, Mr. Kunkle has served as the President and Chief Executive Officer of Laurel Holdings, Inc. ("Laurel Holdings"), which is a closely held private company with wholly owned subsidiaries involved in underground utility construction, plumbing, janitorial services, metal machining, and pipeline rehabilitation. Laurel Holdings has approximately 200 employees and sales in excess of $25 million. We believe that Mr. Kunkle's professional experience managing a diverse organization of Laurel Holdings' size demonstrates his ability to effectively oversee ASRV's management as a member of the Board and continues to make valuable contributions to ASRV's committees. Mr. Kunkle is a graduate of Duke University with a bachelor of arts in Management Science. Mr. Kunkle is Non-Executive Vice Chair of the Company and Chair of the Bank's discount committee.

Jeffrey A. Stopko, 63
Director since: 2015
Other Current Public Company Directorships: None
Other Public Company Directorships within past 5 years: None

Mr. Jeffrey A. Stopko has been the Chief Executive Officer and President of AmeriServ Financial, Inc. since March 24, 2015, and the Chief Executive Officer and President of AmeriServ Financial Bank since February 16, 2016. Mr. Stopko served as Interim Chief Executive Officer and President of AmeriServ Financial, Inc. from January 9, 2015, until March 24, 2015. Mr. Stopko served as Executive Vice President and Chief Financial and Administrative Officer of AmeriServ Financial, Inc. from May 2010 until January 9, 2015, where he directed all administrative services to include finance, information technology, credit administration and human resources. Prior to that, Mr. Stopko served as Chief Financial Officer and Principal Accounting Officer of AmeriServ Financial, Inc. since 1997, where he directed all financial and investment activities. He guided a major corporate balance sheet restructuring at AmeriServ that reduced the risk profile and provided the foundation for improved earnings. He is a licensed Certified Public Accountant with Big Four accounting experience. Mr. Stopko is a 1984 graduate of Bucknell University with a Bachelor of Science degree in Business Administration. Mr. Stopko's extensive banking experience coupled with his accounting experience enables him to provide the Board with insight to our operations, policies, and implementation of strategic plans. Mr. Stopko is a member of the investment/ALCO committee and the technology committee.

Executive Officers

Our current executive officers and certain biographical information regarding them, other than Mr. Stopko, whose information is included above under "Directors," is listed below. All data is as of the date hereof.

David A. Finui, age 71, President of AmeriServ Wealth and Capital Management, a division of AmeriServ Financial Bank. Mr. Finui became President of AmeriServ Wealth and Capital Management effective October 1, 2024, following the merger of AmeriServ Trust and Financial Services Company (the "Trust Company") with and into

AmeriServ Financial Bank. From September 1, 2023, until October 1, 2024, Mr. Finui was the President and Chief Executive Officer of AmeriServ Trust and Financial Services Company. Until such appointment, Mr. Finui was the Executive Vice President and Director of Wealth and Capital Management of AmeriServ Trust and Financial Services Company since January 1, 2019. Prior to this appointment, Mr. Finui served as Senior Vice President/Personal Trust and Financial Services of the Trust Company from September 12, 2016. Prior to joining AmeriServ Trust and Financial Services Company, Mr. Finui was Vice President/Director of Business Development and promoted to Senior Vice President and Senior Wealth Management Advisor of S&T Bank's Wealth Management division from July 2008 and Vice President/Trust Officer and promoted to Senior Vice President, Senior Wealth Management Advisor, Chief Retail Officer and Chief Operating Officer of Irwin Bank and Trust Company from November 1999.

Michael D. Lynch, age 65, Executive Vice President, Chief Financial Officer, Chief Investment Officer, and Chief Risk Officer of AmeriServ Financial, Inc. Mr. Lynch became Executive Vice President, Chief Financial Officer, Chief Investment Officer, and Chief Risk Officer on April 1, 2021. Mr. Lynch had been Senior Vice President, Chief Financial Officer, Chief Investment Officer, and Chief Risk Officer of AmeriServ Financial, Inc. from January 15, 2015, until such appointment, following the promotion of Mr. Stopko. Mr. Lynch has served as Senior Vice President and Chief Investment and Chief Risk Officer of AmeriServ since 2013. He had been Vice President and Chief Investment and Chief Risk Officer of AmeriServ from 2005 to 2013.

Delinquent Section 16(a) Reports

Based solely upon our review of the Forms 3 and Forms 4 filed by the beneficial owners of our Common Stock, we believe all reports required by Section 16(a) of the Exchange Act were filed on time, except for a purchase of Common Stock for Mr. Lynch. This related to a single transaction which was reported once the inadvertent omission was recognized.

Corporate Governance Documents

A copy of our Employee Code of Ethics and Legal Code of Conduct, Code of Conduct for Directors, our Code of Ethics for Senior Financial Officers and the charters of our audit committee, nominating/corporate governance committee, compensation/human resources committee, and investment/ALCO committee are available on our website at https://investors.ameriserv.com/corporate-information/documents and any shareholder may obtain a printed copy of these documents by writing to Investor Relations, AmeriServ Financial, Inc., P.O. Box 430, Johnstown, Pennsylvania 15907-0430, by e-mail at info@ameriserv.com or by calling Investor Relations at (814) 533-5193.

Board and Committees 2025

The Board has various standing committees, including an audit committee, a compensation/human resources committee, an executive committee, an investment/ALCO committee, a nominating/corporate governance committee, and a technology committee, and each committee operates under a written charter. For information regarding availability of certain of these charters, see information under the heading "Corporate Governance Documents" below. Directors are expected to attend meetings of the Board, meetings of the committees on which they serve and the ASRV annual meeting of shareholders. During 2025, the Board held 14 meetings, the audit committee held 8 meetings, the executive committee held 1 meeting, the investment/ALCO committee held 4 meetings, the technology committee held 4 meetings, the compensation/human resources committee held 2 meetings, and the nominating/corporate governance committee held 2 meetings. There were 2 executive sessions of the Board excluding management. Each director attended at least 75% of the combined total of meetings of the Board and of each committee of which he or she was a member. Each director attended ASRV's 2025 annual meeting of shareholders.

The composition of each of the committees, as of December 31, 2025, is below:

Name	Executive	Technology	Investment/ ALCO	Audit	Nominating/ Corporate Governance	Compensation/ Human Resources
J. Michael Adams, Jr.	X				Chair	
Richard W. Bloomingdale. . . .		Vice Chair		X		X
Amy Bradley.			Chair	X		
David J. Hickton		Chair				
Kim W. Kunkle.	X		Vice Chair			Vice Chair
Daniel A. Onorato				Vice Chair	X	
Mark E. Pasquerilla.	Chair	X	X	Chair	X	Chair
Jeffrey A. Stopko		X	X			
Michael D. Lynch			X			
David A. Finui.		X				

The executive committee serves as a resource for management to seek guidance on issues between regularly scheduled meetings or with respect to matters that generally do not warrant calling a special board meeting. In addition, from time to time, the executive committee is asked to study strategic issues in greater depth. The executive committee is comprised of Directors Pasquerilla (Chair), Kunkle (Vice Chair) and Adams.

The technology committee is comprised of Directors Hickton (Chair), Bloomingdale (Vice Chair), Pasquerilla, Stopko and Mr. Finui. The technology committee facilitates communication and cooperation between the Directors and Management regarding important issues related to technology.

The technology committee's responsibilities include: (1) monitoring the deployment and usage of Information Technology throughout the Company using reports and presentations from management; (2) oversight of cyber security preparedness through information security reports, discussion of internal events and discussion of cyber security topics pertinent to the Company and the industry; (3) oversight of activities in support of the ASRV disaster recovery/business continuity (DR/BC) oversight to ensure optimal corporate resiliency in the unlikely event of a disaster; and (4) providing broad strategic guidance on the technology direction of ASRV by, among other things, overseeing the development of the ASRV Strategic Technology Plan.

The investment/ALCO committee is comprised of Directors Bradley (Chair), Kunkle (Vice Chair), Pasquerilla, Stopko and Mr. Lynch. This committee ensures the safety and soundness of the Company and its subsidiaries through proper asset/liability management and is responsible for, among other things: developing and overseeing our asset/liability management process, including developing investment policies and monitoring investment activities; monitoring management's handling of risks to our balance sheet; and monitoring interest rate, liquidity and market risks in accordance with policies approved by the Board. The investment/ALCO committee meets regularly to review investment transactions and to discuss other strategic initiatives that relate to balance sheet management and structure as considered necessary.

The audit committee is comprised of Directors Pasquerilla (Chair), Onorato (Vice Chair), Bloomingdale, and Bradley, each of whom in the judgment of the Board is independent within the meaning of the NASDAQ listing requirements. Mr. Onorato is also designated as the audit committee financial expert and meets the qualifications to serve as such under the NASDAQ listing standards. This designation does not impose any duties, obligations or liabilities on Mr. Onorato that are greater than the duties, obligations or liabilities imposed on the other members of the Audit Committee. The audit committee is responsible for the appointment, compensation, oversight, and termination of our independent auditors. The audit committee is also responsible for oversight of internal audit and loan review. The committee is required to pre-approve audit and certain non-audit services performed by the independent auditors. The committee also assists the Board in providing oversight over the integrity of our financial statements, compliance with applicable legal and regulatory requirements and the performance of our internal audit function. The committee also is responsible for, among other things, reporting to our Board on the results of the annual audit and reviewing the financial statements and related financial and non-financial disclosures included in our Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. Importantly, from a corporate governance perspective, the audit committee regularly evaluates the independent auditors' independence from ASRV and its management, including approving consulting and other legally permitted, non-audit services provided by our auditors and the potential impact of the services on the auditors' independence. The committee meets periodically with our independent auditors and our internal auditors outside of the presence of management and possesses the authority to retain professionals to assist it in meeting its responsibilities without consulting with management. The committee reviews and discusses with management earnings releases, including the use of pro forma information (if applicable). The committee also discusses with management and the independent auditors the effect of accounting initiatives. The committee also is responsible for receiving and evaluating complaints and concerns relating to accounting and auditing matters.

The nominating/corporate governance committee is comprised of Directors Adams (Chair), Pasquerilla (Vice Chair), and Onorato, each of whom in the judgment of the Board is independent within the meaning of the NASDAQ listing standards. The nominating/corporate governance committee is responsible for nominating individuals to stand for election as directors at the annual meeting of shareholders, assisting the Board in the event of any vacancy on the Board by identifying individuals qualified to become Board members, recommending to the Board qualified individuals to fill such vacancy, and recommending to the Board, on an annual basis, nominees for each Board committee. The committee has the responsibility to develop and recommend criteria for the selection of director nominees to the Board, including, but not limited to, diversity, age, skills, experience, and time availability (including consideration of the number of other boards on which the proposed director sits) in the context of the needs of the Board and ASRV and such other criteria as the committee determines to be relevant at the time. The committee has the power to apply these criteria in connection with the identification of individuals to be Board members, as well as to apply the standards for independence imposed by our listing agreement with NASDAQ and all applicable federal laws in connection with this identification process.

The nominating/corporate governance committee does not maintain a formal diversity policy with respect to the identification or selection of directors for nomination to the Board. Diversity is just one of many factors the nominating/corporate governance committee considers in the identification and selection of director nominees. ASRV defines diversity broadly to include differences in race, gender, ethnicity, age, viewpoint, professional experience, educational background, skills and other personal attributes that can foster Board heterogeneity in order to encourage and maintain Board effectiveness.

The nominating/corporate governance committee considers potential candidates recommended by its members, management and others, including shareholders. In considering candidates recommended by shareholders, the committee will apply the same criteria it applies in connection with candidates recommended by the nominating/corporate governance committee. Shareholders may propose candidates to the nominating/corporate governance committee by delivering a notice to the nominating/corporate governance committee that contains the information required by Section 1.3 of our Bylaws. In addition, shareholders may nominate persons directly for election as directors in accordance with the procedures set forth in Section 1.3 of our Bylaws. A notice of any such nomination must contain all required information and must be mailed or delivered to our Non-Executive Chairman not less than 90 days or more than 120 days prior to the annual meeting. The nominating/corporate governance committee did not pay any fee to any third party to search for, identify and/or evaluate the 2025 nominees for directors.

The nominating/corporate governance committee is also responsible for making recommendations to the Board regarding, and monitoring compliance with: corporate governance principles applicable to the Company; matters involving the Company's Articles of Incorporation, Bylaws, shareholder proposals, committee responsibilities and other corporate governance issues; and the Company's policies, including, but not limited to, its Code of Ethics and Legal Code of Conduct, Code of Conduct for Directors, Code of Ethics for the Chief Executive Officer and Senior Financial Officers, and Policy on Personal Securities Transactions. The committee also serves as the initial reviewing forum for allegations of violations of the policies identified in this paragraph, as well as allegations of wrongdoing concerning directors and the chief executive officer.

The compensation/human resources committee is comprised of Directors Pasquerilla (Chair), Kunkle (Vice Chair), and Bloomingdale, each of whom in the judgment of the Board is independent within the meaning of the NASDAQ listing standards. The purpose of the committee is to ensure the compensation programs, including the incentive plans, do not encourage unnecessary or excessive risk to the value of ASRV; support the long-term mission of ASRV and help ASRV attract and retain high quality management and directors through competitive, flexible compensation arrangements that adequately reward significant achievement in a manner that is economically defensible and consistent with corporate performance; and comply with disclosure and other legal, tax and regulatory requirements. The committee's oversight includes, but are not limited to, an understanding of ASRV's long-term goals; director compensation; CEO total compensation including base salary compensation, cash-based incentive compensation and stock-based compensation; evaluate and review other executive base compensation, cash-based incentive compensation and stock-based compensation with compensation adjustments for ASRV's other named executive officers in its proxy statement on an individual basis after receiving recommendations from the CEO; executive employment and change in control agreements; and review of management succession plans. The committee's processes and procedures for determining executive compensation are described below under "Compensation Discussion and Analysis." The committee's procedure for determining director compensation is to benchmark director compensation against compensation paid by similar asset size publicly traded peer financial institutions. The committee also encourages stock ownership by directors by directing that the annual retainer be paid in our Common Stock and by facilitating the use of monthly Board fees for the purchase of additional shares of our Common Stock. The committee also has general oversight of human resources matters at ASRV's subsidiaries.

Board Leadership Structure and Risk Oversight

The Board currently separates the role of Non-Executive Chairman of the Board of Directors from the role of President and Chief Executive Officer. We believe that the separation of these roles, while not always necessary, is appropriate in the current economic and regulatory environment in which ASRV operates. We believe that the President and Chief Executive Officer should primarily focus on managing ASRV's operations in a manner that executes its corporate strategy. Conversely, we believe that our Non-Executive Chairman of the Board of Directors should primarily focus on leading the Board's oversight of corporate governance matters, monitoring the progress and effectiveness of the President and Chief Executive Officer and management in implementing the Company's corporate strategy, and ensuring that the Board is receiving, with sufficient frequency, the information it requires to act effectively, including providing proper risk oversight.

We believe that each member of our Board in his or her fiduciary capacity has a responsibility to monitor and manage risks faced by ASRV. The Board has the Chief Risk Officer, representing management, making two detailed presentations to the entire Board each year. These presentations speak of each known risk in the Company, its severity, and the actions of management to eliminate it or at the very least to mitigate it. At a minimum this requires the members of our Board to be actively engaged in Board discussions, review materials provided to them, and know when it is appropriate to request further information from management and/or engage the assistance of outside advisors. Furthermore, because the banking industry is highly regulated, certain risks to ASRV are monitored by the Board through its review of ASRV's compliance with regulations set forth by its regulatory authorities, including the Pennsylvania Department of Banking and Securities, the Board of Governors of the Federal Reserve System, and the Federal Deposit Insurance Corporation, and recommendations contained in regulatory examinations.

We believe risk oversight is a responsibility for each member of the Board. Each of our committees concentrates on specific risks for which they have an expertise, and each committee is required to regularly report to the Board on its findings. For example, the investment/ALCO committee regularly monitors ASRV's exposure to certain investment risks, such as the effect of interest rate or liquidity changes, while our audit committee monitors ASRV's exposure to certain reputational risks by establishing and evaluating the effectiveness of the Company programs to report and monitor fraud and by monitoring ASRV's internal controls over financial reporting. Our compensation/human resources committee's role in monitoring the risks related to our compensation structure is discussed in further detail in the section titled "Our Compensation Policies and Risk" below.

Insider Trading Policies; Hedging and Pledging Prohibition

We generally do not permit our directors, officers and employees to hedge their economic exposures to our Common Stock that they own by engaging in transactions involving puts, calls, or other derivative securities, zero-cost collars, forward sales contracts, or buying on margin or pledging shares as collateral for a loan, except such limitation shall not apply to our securities pledged by directors and officers as collateral for a loan prior to September 1, 2015. After September 1, 2015, our Board may, in its discretion, approve in advance a pledge of our securities by directors and officers as collateral for a loan in a particular case and as permitted by bank regulations after taking into consideration the magnitude of the number and market value of shares proposed to be pledged in relation to the number of outstanding shares and the market value and trading volume of outstanding shares (generally, the aggregate shares pledged should not exceed 5% of shares outstanding on the date of the pledge), the percentage of shares proposed to be pledged to the total shares owned by the pledger, the amount of shares proposed to be pledged in relation to the total shares then pledged by other directors and officers, and all other factors deemed relevant by our Board. We believe that permitting limited pledging of our securities to serve as collateral for a bona fide loan in appropriate circumstances will encourage our directors and officers to purchase and retain shares. We have also adopted insider trading policies and procedures governing the purchase, sale and/or other disposition of our securities by directors, officers and employees that are reasonably designed to promote compliance with insider trading laws, rules and regulations and applicable listing standards of NASDAQ.

ITEM 11. EXECUTIVE COMPENSATION

Executive Compensation

Introduction

The compensation/human resources committee administers our executive compensation program. The committee, which is composed entirely of independent directors, operates under a written charter and is responsible for determining and recommending to the full Board the total compensation of the President and Chief Executive Officer (the "CEO") and, with the recommendations of the CEO, evaluating and reviewing the compensation of the other executive officers identified in the Summary Compensation Table that appears following this "Executive Compensation" (we refer to the CEO and the other executive officers identified in that table collectively as the "Named Executive Officers"), for administering our incentive compensation programs (including our stock incentive plan), for approving and overseeing the administration of our employee benefits programs, for providing insight and guidance to management with respect to employee compensation generally, and for reviewing and making recommendations to the Board with respect to director compensation.

The compensation/human resources committee annually reviews the adequacy of its charter and recommends changes to the Board for approval. The compensation/human resources committee meets at scheduled times during the year and also acts upon occasion by written consent. The chair of the committee reports on committee activities and makes committee recommendations at meetings of the Board.

Compensation Philosophy

Our executive compensation programs seek to achieve and maintain equity with respect to balancing the interests of shareholders and executive officers, while supporting our need to attract and retain competent executive management. Toward this end, the compensation/human resources committee has developed an executive compensation policy, along with supporting executive compensation plans and programs, which are intended to attain the following objectives:

- emphasize the enhancement of shareholder value while effectively managing the Company for all key stakeholder groups which also includes customers, employees, and the communities in which we operate;

- support the acquisition and retention of competent executives;

- deliver the total executive compensation package in a cost-effective manner;

- reinforce key business objectives;

- provide competitive compensation opportunities for competitive results;

- encourage management ownership of our Common Stock; and

- comply with applicable regulations.

The committee collects and analyzes findings regarding competitive positioning of compensation in light of ongoing performance results. These findings generally assess: ASRV's financial and securities market performance; executive compensation competitiveness by position (survey-based and peer-based); and aggregate organization-wide compensation competitiveness and total personnel costs. In light of this information, the committee recommends executive salary adjustments, recommends executive discretionary incentive/bonus plans, and administers our 2021 Equity Incentive Plan. Additionally, from time to time, the committee reviews other human resource issues, including qualified and non-qualified benefits, management performance appraisals, and succession planning.

In order to make the foregoing assessments, the committee uses comparisons of competitive executive pay practices taken from banking industry compensation surveys and, from time-to-time, consultation with independent executive compensation advisors. Peer groups and competitive compensation practices are determined using executive compensation packages at bank holding companies and subsidiaries of comparable size to us and our subsidiaries.

However, the committee does not maintain a specific target percentile with respect to this peer group in determining executive compensation levels; however, our past practice has been to target executive compensation in the lowest quartile of comparable peer groups. A selection of national information is used for comparative compensation survey data, including data from a peer group of small-cap bank holding companies in our geographic area. The peer group, which consists of publicly traded bank holding companies with asset size of between $1 billion and $3 billion, is periodically revised, and, for 2025 compensation decisions, the group consisted of the following companies: Franklin Financial Services Corporation, Chemung Financial Corporation, First United Corporation, Citizens & Northern Corporation, Meridan Corp., SB Financial Corp., Pathfinder Bancorp., CB Financial Services, Inc., Ohio Valley Bancorp, LINKBANCORP, Norwood Financial Corporation, Old Point Financial Corporation, Middlefield Banc Corporation, and National Bankshares, Inc.

Our executive compensation policy is designed to encourage decisions and actions that have a positive impact on overall corporate performance. For that reason, participation is focused on executive officers who have the greatest opportunity to influence the achievement of strategic corporate objectives.

We use two components of the executive compensation program to establish and maintain the desired relationship between executive pay and performance.

The first component, the formal performance appraisal system, relates to annual salary adjustments. We establish quantitative and qualitative performance factors for each executive position, and annually evaluate the performance of the executive against these standards. We then integrate this appraisal with market-based adjustments to salary ranges to determine if a base salary increase is merited.

The second component of ensuring the desired relationship between executive pay and performance relates to the committee's role in administering our 2021 Equity Incentive Plan and recommending executive discretionary cash incentive/bonus awards. The committee recommends cash and equity at-risk compensation awards to the Board when, in the judgment of committee members, such awards are justified by the performance of executive officers in relation to our performance with due regard for the level of risk assumed by the company.

The accounting and tax treatment of particular forms of compensation do not materially affect the committee's compensation decisions. However, the committee evaluates the effect of such accounting and tax treatment on an ongoing basis and will make appropriate modifications to its compensation policies where appropriate.

Components of Compensation

The elements of compensation for the Named Executive Officers are generally comprised of the following:

- base salary,

- incentive opportunities under our cash -based incentive compensation program,

- equity awards under our 2021 Equity Incentive Plan,

- benefits under our pension plan,

- benefits under our health and welfare benefits plans, and

- certain limited perquisites.

1. **Base Salary**. The compensation/human resources committee reviews the base salaries of the Named Executive Officers on an annual basis as well as in the event of any promotion or significant change in job responsibilities. The committee reviews peer group data to establish a market-competitive executive base salary program, combined with a formal performance appraisal system that focuses on awards that are integrated with strategic corporate objectives. Salary income for each Named Executive Officer is reported in the Summary Compensation Table, which appears following this Compensation Discussion and Analysis.

2. **Incentive Cash and Stock Compensation**. We have an established, written executive incentive compensation plan, our Executive At-Risk Incentive Compensation Plan, which generally provides for payment of cash incentives for the achievement of corporate performance goals, weighted 75%, and individual performance goals, weighted 25%. In

order to receive a payment under the plan, a participant has to be employed on the date of payout. With respect to the corporate performance goals for 2025, we based incentive award opportunities on both an annual company-wide budgeted return on assets ("ROA") target, with a minimum payout threshold requiring 0.48%, and 75% of the average ROA for the previously named peer group. The maximum bonus targets for 2025 were 33%, 25%, and 25% of base salary for Messrs. Stopko, Lynch and Finui, respectively. The compensation/human resources committee believes it set the performance measures for 2025 such that the performance goals were appropriate. Based upon publicly reported results for the year ended December 31, 2025, the Company reported net income of $5.6 million, or an ROA of 0.39%, so there was no payout for any of the named executive officers under the Executive At-Risk Incentive Compensation Plan.

3. **Equity Awards**. We use the grant of stock options under our 2021 Equity Incentive Plan as the primary vehicle for providing long-term incentive compensation opportunities to our senior officers, including the Named Executive Officers. The 2021 Equity Incentive Plan provides for the grant of restricted stock awards and qualified and non-qualified stock options. We grant all stock options with a per share exercise price that is not less than 100% of the fair market value of such shares on the date that the option is granted. Accordingly, grantees will not obtain any value from the option grant under our 2021 Equity Incentive Plan unless the market price of our Common Stock increases after the date of grant. The 2021 Equity Incentive Plan is designed to provide at-risk (incentive) compensation that aligns management's financial interests with those of our shareholders, encourages management ownership of our Common Stock, supports the achievement of corporate short and long-term financial objectives, and provides competitive equity reward opportunities. We have not adopted any specific policy regarding the amount or timing of any stock-based compensation under our 2021 Equity Incentive Plan. Information concerning the number of options held by each Named Executive Officer as of December 31, 2025, is set forth in the Outstanding Equity Awards at Fiscal Year-End Table, which appears below. There were no equity awards granted during 2025 to any of the named executive officers.

4. **Pension Plan and Deferred Compensation Plan**. We maintain a defined benefit pension plan for the benefit of our employees, including certain of the Named Executive Officers. Benefits under the plan are based upon an employee's years of service and highest average compensation for a five-year period. The 2025 change in the actuarial present values of each Named Executive Officer's accumulated benefit under the plan for each of Messrs. Stopko and Lynch and was an increase of $185,602 and $148,813 respectively, which is also set forth in the Summary Compensation Table, which appears below. The actuarial present value of each Named Executive Officer's accumulated benefit under the plan and the aggregate number of years of service credited to each Named Executive Officer is set forth in the Pension Benefits Table, which also appears below. Effective January 1, 2013, we amended the defined benefit pension plan to provide that non-union employees hired on or after that date are not eligible to participate. Effective January 1, 2014, we amended the defined benefit pension plan to provide that union employees hired on or after that date are not eligible to participate. Instead, such employees are eligible to participate in a qualified 401(k) retirement plan. Messrs. Stopko and Lynch continue to participate in the defined benefit pension plan under the old plan provisions.

5. **Health and Welfare Benefits**. We provide health, life, and disability insurance, and other employee benefits programs to our employees, including the Named Executive Officers. The compensation/human resources committee is responsible for overseeing the administration of these programs and believes that our employee benefits programs should be comparable to those maintained by other members of our peer group so as to assure that we are able to maintain a competitive position in terms of attracting and retaining officers and other employees. We provide these employee benefits plans on a non-discriminatory basis to all full-time employees.

6. **Perquisites**. We provide our Named Executive Officers with additional benefits not generally available to our other employees. For example, as set forth in the footnotes to our Summary Compensation Table, which appears below, certain of our Named Executive Officers receive reimbursements for the purchase or lease of, and the operation expenses for, a motor vehicle and for country club membership fees and dues. The compensation/human resources committee believes that these perquisites are offered by its competitors for talented executive officers and allow us to remain competitive in attracting and retaining talented executive officers.

Equity award practices

Although we do not have a formal policy or obligation to grant equity awards to executive officers and directors on specific dates, we apply a consistent approach in our equity award practices by considering the granting of annual equity awards to our executive officers and directors at or around the same time each year. Annual equity awards to our Named Executive Officers are made by the compensation/human resources committee, and the grant date of these awards is the same day that the compensation/human resources committee meets to approve the awards. The compensation/human resources committee generally meets to consider granting equity awards to our Named Executive Officers promptly following AmeriServ's release of earnings for the fourth quarter and fiscal year. Annual retainers payable to independent directors which are paid in shares of common stock are typically purchased in the open market during the second quarter of the year. We do not take material nonpublic information into account when determining the timing and terms of equity awards, and do not time the disclosure of material nonpublic information for the purpose of affecting the value of executive compensation. We have not granted stock options or similar awards to our Named Executive Officers in several years.

2025 Executive Officer Compensation

For 2025, we increased the Named Executive Officers' base salaries in order to, among other things, maintain their compensation at a competitive level. The committee's independent compensation consultant provided a study to the committee, which included the compensation levels of each of the Named Executive Officers and those from the previously identified peer group. The independent compensation consultant also examined with the committee the pay practices from other Pennsylvania, New York, and Ohio based financial institutions with assets generally between $1 billion and $3 billion, with data from the Economic Research Institute used to normalize the information for Johnstown, Pennsylvania. The compensation/human resources committee also considered a number of factors in setting these new levels, including an annual review of peer compensation and the overall performance of the company.

As part of our compensation program, we entered into agreements with Messrs. Stopko, and Lynch pursuant to which they will be entitled to receive severance benefits upon the occurrence of certain enumerated events following a change in control. The events that trigger payment are generally those related to termination of employment without cause or detrimental changes in the executive's terms and conditions of employment. See "Employment Contracts and Payments Upon Termination or Change in Control" below for a more detailed description of these events. We believe that this structure will help: (i) assure the executives' full attention and dedication to the company, free from distractions caused by personal uncertainties and risks related to a pending or threatened change in control; (ii) assure the executives' objectivity for shareholders' interests; (iii) assure the executives of fair treatment in case of involuntary termination following a change in control; and (iv) attract and retain key talent during uncertain times.

Our Compensation Policies and Risk

The compensation/human resources committee discussed, evaluated, and reviewed with our chief risk officer all of the company's employee compensation programs in light of the risks posed to us by such programs. The compensation/human resources committee also discussed, evaluated, and reviewed with our chief risk officer all of the compensation programs in which the Named Executive Officers participate to assess whether any aspect of these programs create risks that are reasonably likely to have a material adverse effect on us. The compensation/human resources committee met with our chief risk officer in March 2025 and November 2025 with respect to the foregoing.

At the conclusion of this review, the compensation/human resources committee determined that our compensation programs for our Named Executive Officers do not create risks that are reasonably likely to have a material adverse effect on us.

Restatement of Financial Statements

The compensation/human resources committee is of the view that, to the extent permitted by law, it has authority to retroactively adjust any cash or equity-based incentive award paid to any senior officer (including any Named Executive Officer) where the award was based upon our achievement of specified financial goals and it is subsequently determined following a restatement of our financial statements that the specified goals were not in fact achieved. There has been no restatement of our financial statements, and, therefore, there have been no retroactive adjustments of any cash or equity-based incentive award on such a basis.

Compensation Paid to Executive Officers

The following table sets forth information for the years ended December 31, 2023, 2024, and 2025 concerning the compensation of our Named Executive Officers for services in all capacities to us and our subsidiaries.

SUMMARY COMPENSATION TABLE

Name, Age and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Changes in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)[1]	Total ($)
Jeffrey A. Stopko, age 63	2025	419,184	—	—	—	—	185,602	22,145	626,931
President and CEO of ASRV	2024	404,271	—	—	—	—	77,278	22,410	503,959
and AmeriServ Financial Bank	2023	390,830	—	—	—	—	149,650	20,959	561,439
Michael D. Lynch, age 65.	2025	289,000	—	—	—	—	148,813	15,349	453,162
Executive Vice President, CFO,	2024	249,350	—	—	—	—	63,402	11,923	324,675
Chief Investment Officer, &	2023	239,500	—	—	—	—	124,979	11,771	376,250
Chief Risk Officer of ASRV									
and AmeriServ Financial Bank									
David A. Finui, age 71	2025	269,961	—	—	—	—	—	35,072	305,033
President of Wealth Management of	2024	257,288	—	—	—	—	—	44,616	301,904
AmeriServ Financial Bank									

(1) For 2025, includes, as applicable, (a) premiums we pay for life insurance policies with coverage limits above $50,000 for each named executive officer; (b) country club dues for Messrs. Stopko and Finui; (c) the aggregate incremental cost of a company-provided automobile for Messrs. Stopko and Finui and an auto allowance for Lynch ; and (d) our 401(k) plan matching contributions for each of Messrs. Stopko, Lynch, and Finui, in the amount of $4,192, $2,443, and $10,798, respectively.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information concerning outstanding equity awards held by each Named Executive Officer as of December 31, 2025.

OUTSTANDING EQUITY AWARDS AT DECEMBER 31, 2025

Name	Option Awards				
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date
Jeffrey A. Stopko	20,000	—	—	$ 3.84	2/17/2031
Michael D. Lynch	3,000	—	—	$ 2.96	4/11/2026
	15,000	—	—	$ 3.84	2/17/2031
David A. Finui	10,000	—	—	$ 3.32	9/29/2026
	10,000	—	—	$ 3.84	2/17/2031

Pension Benefits

The following table sets forth information concerning plans that provide for payments or other benefits at, following, or in connection with, retirement for each Named Executive Officer.

PENSION BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2025

Name	Plan Name	Number of years of Credited Service (#)	Present Value of Accumulated Benefit ($)[1]	Payments During Last Fiscal Year ($)
Jeffrey A. Stopko.	Defined Benefit Plan	39	1,328,435	—
Michael D. Lynch	Defined Benefit Plan	43	1,151,896	—

[1] The present value of accumulated benefits was calculated with the following assumptions: Retirement occurs at age 65. At that time, the participants take a lump sum based on the accrued benefit as of December 31, 2025. The lump sum is calculated using an interest rate of 5.30% and the IRS 2026 applicable mortality table for IRC Section 417(e). The lump sum is discounted to December 31, 2025, at a rate of 5.30% per year.

Benefits described in the foregoing table relate to the qualified defined benefit retirement plan. Remuneration for pension benefit purposes is total cash remuneration paid to an employee for a calendar year, including base salary, wages, commissions, overtime, bonuses and any other form of extra cash compensation and any pre-tax contributions under a qualified retirement or cafeteria plan. Effective January 1, 2015, excluded items include amounts contributed by the Employer under the plan, non-taxable fringe benefits, country club dues, company-paid automobiles, cafeteria plan refund reimbursements and employee automobile allowances. Effective January 1, 2016, excluded items also include our contributions to a health savings account. An employee's benefit is determined on the basis of the employee's final average compensation, which means the average annual compensation received by the employee in the five consecutive years out of ten years before the employee's termination of employment for which the average annual compensation is highest.

As of December 31, 2025, Mr. Stopko was eligible for an early retirement benefit under the pension plan because he is at least 55 years old and had at least 10 years of credited service. The early retirement benefit is equal to the accrued normal retirement benefit reduced by five-ninths of one percent (5/9%) per month for each of the first five years and by five-eighteenths of one percent (5/18%) per month for each of the next five years by which the commencement date of the pension precedes the normal retirement date. As of December 31, 2025, Mr. Lynch was eligible for normal retirement.

Retirement benefits under the pension plan are paid for the life of the employee with a right of survivorship with respect to ten years of post-retirement benefits. Other optional forms of benefits are available in actuarially equivalent amounts.

Employment Contracts and Payments Upon Termination or Change in Control

We enter into employment contracts and change in control agreements with certain of our employees, including certain of the Named Executive Officers, when we determine that an employment or change in control agreement is warranted in order to ensure the executive's continued employment in light of prevailing market competition for the particular position held by the executive officer, or where it is determined it is necessary in light of the prior experience of the executive or our practices with respect to other similarly situated employees. We have not entered into this type of arrangement with Mr. Finui.

Mr. Stopko's Employment Agreement

In connection with Mr. Stopko's appointment as our President and Chief Executive Officer on April 27, 2015, we entered into an employment agreement with Mr. Stopko, which was for a period of two years from the effective date and automatically renews annually for a one-year term unless one party provides the other party a written non-renewal notice at least 90 days in advance of the end of such period. The employment agreement provides that Mr. Stopko must maintain a primary residence during his employment term in our primary market area and generally provides that Mr.

Stopko may not compete with our business for at least two years following termination of his employment or solicit any of its employees, consultants, customers, clients, or vendors for at least one year following termination of his employment. Under his employment agreement, Mr. Stopko is entitled to, among other things: (i) an annual base salary of $285,000 ($419,184 as of December 31, 2025); (ii) participate in our health insurance and life insurance benefit plans, defined benefit program, 401(k) plan and long-term disability benefit plan; (iii) be eligible to receive annual bonuses, in such amounts and at such times, if any, as may be approved by our Board in accordance with the Executive At-Risk Compensation Plan as a level one participant, with such annual payment not to exceed 33% of Mr. Stopko's base salary; and (iv) certain other perquisites related to personal time, use of a vehicle owned or leased by us, and country club membership expenses.

The employment agreement and Mr. Stopko's employment may be terminated for cause (as defined in the employment agreement) by written notice from us. If the employment agreement is terminated for cause, Mr. Stopko's rights under the employment agreement terminate as of the effective date of termination. The employment agreement also terminates without further payments to Mr. Stopko as of the termination date, in the event of his voluntary termination of employment (other than as specified following a change in control as defined in the employment agreement), retirement at his election, death or disability (as defined in the employment agreement). Mr. Stopko agrees that, in the event his employment under the employment agreement is terminated for any reason, he will concurrently resign as our director and a director of any of our respective affiliates if he is then serving as a director of any such entities.

In the event that Mr. Stopko's employment is either involuntarily terminated other than for cause or disability in the absence of a change in control (as defined in the employment agreement), he will continue to receive his monthly base salary in effect on the date of termination for a period of twenty-four months and health insurance benefits substantially similar to those which Mr. Stopko was receiving immediately prior to the date of termination for the two year period immediately following the date of termination; provided that Mr. Stopko will be responsible for the payment of premiums for such benefits in the same amount as our active employees.

In the event that, following a change in control, either Mr. Stopko's employment is terminated involuntarily other than for cause or disability or Mr. Stopko resigns after the occurrence of certain specified occurrences described below, Mr. Stopko will generally receive a cash lump-sum payment within 30 days following his termination in an amount equal to 2.99 times his annual base salary then in effect. In addition, for a period of three years following termination, we will arrange to provide Mr. Stopko with health insurance benefits substantially similar to those which Mr. Stopko was receiving immediately prior to the date of termination effect; provided that Mr. Stopko will be responsible for the payment of premiums for such benefits in the same amount as our active employees.

The additional specified circumstances include:

- a reduction in his title, responsibilities, including reporting responsibilities, or authority, including such title, responsibilities, or authority as such may have been increased from time to time during the term of the employment agreement, which results in a material negative change to Mr. Stopko in the employment relationship;

- the assignment of Mr. Stopko to duties inconsistent with his office as existed on the day immediately prior to the date of a change in control, which results in a material negative change to Mr. Stopko in the employment relationship;

- a reduction in Mr. Stopko's annual base salary in effect on the day immediately prior to the date of the change in control;

- a termination of Mr. Stopko's participation, on substantially similar terms, in any of our incentive compensation or bonus plans in which Mr. Stopko participated immediately prior to the change in control, or any change or amendment to any of the substantive provisions of any of such plans which would materially decrease the potential benefits to Mr. Stopko under any of such plans;

- a failure by us to provide Mr. Stopko with benefits at least as favorable as those enjoyed by Mr. Stopko under any of our pension, life insurance, medical, health and accident, disability or other employee plans in which Mr. Stopko participated immediately prior to the change in control, or the taking of any action by us that would materially reduce any of such benefits in effect at the time of the change in control, unless such reduction relates to a reduction in benefits applicable to all employees generally; or

- our material breach of the employment agreement.

The employment agreement provides that in the event that any amounts or benefits payable to Mr. Stopko under the employment agreement as a result of his termination of employment, when added to other amounts or benefits which may become payable to him by us, would be subject to an excise tax, the amounts and benefits payable under the employment agreement will be reduced to such extent as may be necessary to avoid such imposition.

The employment agreement generally defines the term "change in control" as the occurrence of any of the following during the term of the employment agreement:

- any "person" or "group" which is not an affiliate of AmeriServ (as those terms are defined or used in Section 13(d) of the Exchange Act), as enacted and in force on the date of the employment agreement) is or becomes the "beneficial owner" (as that term is defined in Rule 13d-3 under the Exchange Act, as enacted and in force on the date of the employment agreement) of our securities representing fifty percent (50%) or more of the combined voting power of our securities then outstanding; or

- there occurs a merger, consolidation, share exchange, division or other reorganization involving us and another entity which is not our affiliate in which our shareholders do not continue to hold a majority of the capital stock of the resulting entity, or a sale, exchange, transfer, or other disposition of substantially all of our assets to another entity or other person which is not our affiliate.

The employment agreement generally defines the term "cause" as:

- a material breach of the employment agreement by Mr. Stopko that is not cured by Mr. Stopko within 30 days following the date he received written notice from us of our intent to terminate his employment for cause as a result of such material breach;

- Mr. Stopko's commission of any act involving dishonesty or fraud or conduct, whether or not said act brings us into public disgrace or disrepute in any respect, including but not limited to acts of dishonesty or fraud, commission of a felony or a crime of moral turpitude;

- gross negligence or willful misconduct by Mr. Stopko with respect to us or Mr. Stopko's continuing and unreasonable refusal to substantially perform his duties with us as specifically directed by the Board; or

- Mr. Stopko's abuse of drugs, alcohol, or other controlled substances if Mr. Stopko has refused treatment for such substance abuse or has failed to successfully complete treatment for such substance abuse within the past 12 months.

In connection with the employment agreement, a termination for "good reason" will be considered to have occurred if such termination occurs absent a change in control and is on account of a reduction in the Executive's annual base salary except for: (i) across-the-board salary reductions similarly affecting all our salaried employees; or (ii) across-the-board salary reductions similarly affecting all our senior executive officers. Mr. Stopko's right to terminate employment for good reason is subject to the following conditions: (a) we will pay amounts payable upon a good reason termination if Mr. Stopko actually terminates employment within two years following the initial existence of the good reason event; and (b) Mr. Stopko must provide written notice to us of the good reason event within 90 days of the initial existence of the event and we must be given at least 30 days to remedy such situation.

Mr. Lynch's Change in Control Agreement

On February 19, 2016, we entered into a change in control agreement with Mr. Lynch. The initial term of the agreement is for three years and the agreement annually renews for a term ending three years from each annual anniversary date, unless a party has given the other party written notice at least 60 days prior to such anniversary date that such party does not agree to renew the employment agreement. Under the agreement, if we or a successor terminate Mr. Lynch's employment, without cause, or if Mr. Lynch terminates employment upon the occurrence of certain events (following his written notice to us within 90 days of the occurrence of any event of good reason and our failure to cure the same within 30 days of receipt of such notice) following a change in control, he will be entitled to certain severance benefits; provided that he executes a release agreement. The severance benefits under the agreement consist of the following:

- a lump-sum payment, within 30 days following termination, equal to one times his base salary then in effect, or immediately prior to any reduction which would entitle to Mr. Lynch to terminate his employment under certain circumstances under the agreement;

- a lump-sum payment, within 30 days following termination, equal to the present value (determined based upon 120% of the then prevailing monthly short-term applicable federal rate) of the excess of (i) the aggregate retirement benefits Mr. Lynch would have received under the terms of each and every retirement plan (as defined in the agreement) had he (A) continued to be employed for one more year, and (B) received (on a pro rata basis, as appropriate) the greater of (1) the highest compensation taken into account under each such retirement plan with respect to one of the two years immediately preceding the year in which the date of termination occurs, or (2) his annualized base compensation in effect prior to the date of termination (or prior to any reduction which would entitle to Mr. Lynch to terminate his employment under certain circumstances under the agreement), over (ii) the retirement benefits he actually receives under the retirement plans;

- for a period of one year from the date of termination of employment, life, disability, and medical insurance benefits will be provided at levels equivalent to the highest levels in effect for Mr. Lynch during any one of the three calendar years preceding the year in which notice of termination is delivered, or, to the extent such benefits cannot be provided under a plan because Mr. Lynch is no longer an employee, a lump sum cash payment equal to the after tax cost (estimated in good faith by us) of obtaining such benefits, or substantially similar benefits, within 30 days following termination; and

- all unvested stock options will become immediately vested, and such options will be exercisable at any time prior to the earlier of the expiration date of such options or the date which is 90 days after termination of employment.

If Mr. Lynch becomes entitled to receive the severance benefits under the agreement, he will be subject to a covenant not to compete and an agreement not to solicit our customers or employees for 12 months following termination of employment.

The agreement generally defines the term "change in control" as the occurrence of any of the following during the term of the agreement:

- any "person" or "group" (as those terms are defined or used in Section 13(d) of the Exchange Act), as enacted and in force on the date of the agreement) is or becomes the "beneficial owner" (as that term is defined in Rule 13d-3 under the Exchange Act, as enacted and in force on the date of the agreement) of our securities representing 24.99% or more of the combined voting power of our securities then outstanding; or

- there occurs a merger, consolidation, share exchange, division or other reorganization involving us and another entity which is not our affiliate in which our shareholders do not continue to hold a majority of the capital stock of the resulting entity, or a sale, exchange, transfer, or other disposition of substantially all of our assets to another entity or other person; or

- there occurs a contested proxy solicitation or solicitations of our shareholders which results in the contesting party or parties obtaining the ability to elect a majority of the members of our Board standing for election at one or more meetings of our shareholders.

The agreement generally defines the term "cause" as:

- a material breach of any provision of the agreement that Mr. Lynch fails to cure within 30 days following his receipt of written notice from us specifying the nature of his breach; or

- willful misconduct of Mr. Lynch that is materially adverse to the best interests, monetary or otherwise, of AmeriServ; or

- conviction, or the entering of a plea of guilty or nolo contendere, of a felony or of any crime involving moral turpitude, fraud or deceit.

The additional specified triggering circumstances following a change in control include:

- any material reduction in his title, responsibilities, including reporting responsibilities, or authority, including such title, responsibilities, or authority as such may have been increased from time to time during the term of the agreement;

- the assignment of Mr. Lynch to duties inconsistent with his office as existed on the day immediately prior to the date of a change in control, which has a material negative impact to Mr. Lynch on the employment relationship;

- any material reduction in Mr. Lynch's annual base salary in effect on the day immediately prior to the date of the change in control;

- any failure to continue Mr. Lynch's participation, on substantially similar terms, in any of our incentive compensation or bonus plans in which Mr. Lynch participated immediately prior to the change in control, or any change or amendment to any of the substantive provisions of any of such plans which would materially decrease the potential benefits to Mr. Lynch under any of such plans;

- any failure by us to provide Mr. Lynch with benefits at least as favorable as those enjoyed by Mr. Lynch under any of our pension, life insurance, medical, health and accident, disability or other employee plans in which Mr. Lynch participated immediately prior to the change in control, or the taking of any action by us that would materially reduce any of such benefits in effect at the time of the change in control, unless such reduction relates to a reduction in benefits applicable to all employees generally; or

- our breach of any provision of the agreement.

Mr. Lynch intends to retire from AmeriServ on May 18, 2026.

The table below summarizes the payments that Messrs. Stopko and Lynch would receive if they were terminated as of, or if a change in control occurred on, December 31, 2025.

		Termination for Death or Disability	Involuntary Termination for Cause	Before Change in Control		After Change in Control	
				Involuntary Termination without Cause	Voluntary Termination for Good Reason	Involuntary Termination without Cause	Voluntary Termination for Good Reason
Jeffery A. Stopko	Severance[1]	$ —	$ —	$ 801,790	$ 801,790	$ 1,253,360	$ 1,253,360
	Welfare continuation[2]	$ —	$ —	$ 33,410	$ 33,410	$ 49,065	$ 49,065
	Value of Accelerated Stock Options	$ —	$ —	$ —	$ —	$ —	$ —
	Potential reduction in payout due to operation of Code Section 280G	$ —	$ —	$ —	$ —	$ (167,445)	$ (167,445)
	Total	$ —	$ —	$ 835,200	$ 835,200	$ 1,134,980	$ 1,134,980
Michael D. Lynch	Severance[1]	$ —	$ —	$ —	$ —	$ 289,000	$ 289,000
	Additional retirement benefit payment	$ —	$ —	$ —	$ —	$ 151,256	$ 151,256
	Welfare continuation[2]	$ —	$ —	$ —	$ —	$ 19,047	$ 19,047
	Value of Accelerated Stock Options	$ —	$ —	$ —	$ —	$ —	$ —
	Potential reduction in payout due to operation of Code Section 280G	$ —	$ —	$ —	$ —	$ —	$ —
	Total	$ —	$ —	$ —	$ —	$ 459,303	$ 459,303
David A. Finui	Severance[1]	$ —	$ —	$ —	$ —	$ —	$ —
	Additional retirement benefit payment	$ —	$ —	$ —	$ —	$ —	$ —
	Welfare continuation[2]	$ —	$ —	$ —	$ —	$ —	$ —
	Value of Accelerated Stock Options	$ —	$ —	$ —	$ —	$ —	$ —
	Potential reduction in payout due to operation of Code Section 280G	$ —	$ —	$ —	$ —	$ —	$ —
	Total	$ —	$ —	$ —	$ —	$ —	$ —

(1) For severance and welfare continuation payment calculation, and time and form of such payments, see "Employment Contracts and Payments Upon Termination or Change in Control."

(2) Assumes no increase in the cost of welfare benefits.

Compensation of Directors

The following table sets forth information concerning compensation that we or the Bank paid or accrued to each non-employee member of our Board during the year ended December 31, 2025.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1]	Total
J. Michael Adams, Jr.	$ 110,500	$ 27,498	$ 137,998
Richard W. Bloomingdale	$ 38,100	$ 27,498	$ 65,598
Amy Bradley	$ 50,700	$ 27,498	$ 78,198
David J. Hickton	$ 22,050	$ 27,498	$ 49,548
Kim W. Kunkle	$ 74,500	$ 27,498	$ 101,998
Margaret A. O'Malley[2]	$ 2,350	$ —	$ 2,350
Daniel A. Onorato	$ 29,550	$ 27,498	$ 57,048
Mark E. Pasquerilla	$ 52,950	$ 27,498	$ 80,448

(1) Represents the average price paid for such shares purchased in the open market. All non-employee independent directors serving as of June 6, 2025, received an annual retainer of $27,500 payable in shares of our Common Stock, which amounted to 9,713 shares. Board meeting and committee meeting attendance fees are paid in cash. For such stock awards, the Trust Department engages in open market purchases on each director's behalf over a period of several days until sufficient shares are purchased for the account of all directors up to the annual retainer amount. Shares are allocated to the accounts of each director on the basis of such average price.

(2) On February 20, 2025, Ms. O'Malley passed away.

In 2025, all ASRV and Bank board meetings were held separately with separate agendas and minutes. During 2025, non-employee directors received $1,000 for each ASRV Board meeting and $750 for each Bank board meeting attended and received $600 for their attendance at certain committee meetings of the ASRV and Bank board of directors. In 2025, each committee Chair received an annual retainer of $2,500 in addition to the committee meeting fee. However, directors frequently were not compensated for specially called committee meetings, telephonic meetings, or committee meetings convened for a limited purpose. Mr. Adams, in connection with his service as non-executive Chairman of the Board and all subsidiaries received a monthly retainer of $9,000. Mr. Kunkle, in connection with his service as non-executive Vice Chairman of the Board and all subsidiaries received a monthly retainer of $6,000.

Mr. Adams also serves on the board of directors of AmeriServ Wealth Advisors, a wholly-owned subsidiary of the Bank. Mr. Adams received no additional compensation for attending such meetings.

Director Deferred Compensation Plan

Under the Deferred Compensation Plan for Directors of AmeriServ Financial, Inc., which we refer to as the "Director Plan," each director may defer receipt of all or a portion of any cash fees that are payable to the director for service on our Board or that of our affiliate. Deferred fees either: (i) accrue simple interest daily from the date of the deferral election until the date of distribution at an annual rate of return determined by the administrator of the Director Plan, in its sole discretion; or (ii) in the discretion of the administrator of the Director Plan, achieve a pre-tax rate of return based upon the participant's selection among various investment options from the date of the deferral election until the date of distribution. Each participant is 100% vested with respect to the amounts deferred and any earnings with respect to such deferral. The Director Plan is a nonqualified deferred compensation plan. As such, the rights of all participants to any deferred amounts represent our unsecured promise to pay and the deferred amounts remain subject to the claims of our creditors.

Compensation/Human Resources Committee Interlocks and Insider Participation

Directors Pasquerilla (Chair), Kunkle (Vice Chair), and Bloomingdale were excluded from participation in any plan administered by the compensation/human resources committee while serving as a member of such committee, except for participation in the Independent Directors' Annual Retainer Plan (the committee's administration of which is limited to coordinating the payment of a predetermined retainer), a non-employee director deferred compensation plan, and the 2021 Equity Incentive Plan, which was previously approved by shareholders on April 27, 2021.

None of our executive officers serves as a member of the Board, or on the compensation committee, of any entity that has one or more executive officers serving on our Board or compensation/human resources committee.

Pay Versus Performance Information

In August 2022, the SEC adopted final rules to implement Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act. The following information about the relationship between executive compensation actually paid and certain financial performance of the Corporation is provided pursuant to Item 402(v) of SEC Regulation S-K.

Year (a)	Summary Compensation Table Total for Principal Executive Officer ("PEO")[1] (b)	Compensation Actually Paid to PEO[2] (c)	Average Summary Compensation Table Total for Non-PEO Named Executive Officers ("NEOs")[3] (d)	Average Compensation Actually Paid to Non-PEO NEOs[4] (e)	Value of Initial Fixed $100 Investment Based On Total Shareholder Return ("TSR")[5] (f)	Net Income (Loss) (thousands)[6] (g)
2025	$ 626,931	$ 637,531	$ 379,097	$ 389,167	$ 90.10	$ 5,612
2024	$ 503,959	$ 487,159	$ 313,289	$ 301,809	$ 78.83	$ 3,601
2023	$ 561,439	$ 519,383	$ 534,440	$ 522,473	$ 87.27	$ (3,346)

(1) The dollar amounts reported in column (b) are the amounts of total compensation reported for Mr. Stopko (President and Chief Executive Officer) for each corresponding year in the "Total" column of the Summary Compensation Table. Refer to "Executive Compensation—Summary Compensation Table."

(2) The dollar amounts reported in column (c) represent the amount of "compensation actually paid" to Mr. Stopko, as computed in accordance with Item 402(v) of SEC Regulation S-K. The dollar amounts do not reflect the actual amount of compensation earned by or paid to Mr. Stopko during the applicable year. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to Mr. Stopko's total compensation for each year to determine the compensation actually paid:

Year	Reported Summary Compensation Table Total for PEO	Reported Value of Equity Awards(a)	Equity Award Adjustments(b)	Compensation Actually Paid to PEO
2025	$ 626,931	$ —	$ 10,600	$ 637,531
2024	$ 503,959	$ —	$ (16,800)	$ 487,159
2023	$ 561,439	$ —	$ (42,056)	$ 519,383

(a) The grant date fair value of equity awards represents the total of the amounts reported in the "Option Awards" columns in the Summary Compensation Table for the applicable year.

(b) The equity award adjustments for each applicable year include the addition (or subtraction, as applicable) of the following: (i) the year-end fair value of any equity awards granted in the applicable year that are outstanding and unvested as of the end of the year; (ii) an amount equal to the change as of the end of the applicable year (from the end of the prior fiscal year) in fair value of any awards granted in prior years that are outstanding and unvested as of the end of the applicable year; (iii) for awards that are granted and vest in same applicable year, the fair value as of the vesting date; (iv) for awards granted in prior years that vest in the applicable year, an amount equal to the change as of the vesting date (from the end of the prior fiscal year) in fair value; (v) for awards granted in prior years that are determined to fail to meet the applicable vesting conditions during the applicable year, a deduction for the amount equal to the fair value at the end of the prior fiscal year; and (vi) the dollar value of any dividends or other earnings paid on stock or option awards in the applicable year prior to the vesting date that are not otherwise reflected in the fair value of such award or included in any other component of total compensation for the applicable year. The valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant. The amounts deducted or added in calculating the equity award adjustments are as follows:

Year	Year End Fair Value of Outstanding and Unvested Equity Awards Granted in the Year	Year over Year Change in Fair Value of Outstanding and Unvested Equity Awards Granted in Prior Years	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year	Year over Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year	Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year	Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value or Total Compensation	Total Equity Award Adjustments
2025	$ —	$ —	$ —	$ 10,600	$ —	$ —	$ 10,600
2024	$ —	$ —	$ —	$ (16,800)	$ —	$ —	$ (16,800)
2023	$ —	$ (4,667)	$ —	$ (37,389)	$ —	$ —	$ (42,056)

(3) The dollar amounts reported in column (d) represent the average of the amounts reported for our company's named executive officers as a group (excluding Mr. Stopko) in the "Total" column of the Summary Compensation Table in each applicable year. The names of each of the named executive officers (excluding Mr. Stopko) included for purposes of calculating the average amounts in each applicable year are as follows: for 2025 and 2024, Mr. Finui and Mr. Lynch; and for 2023, Mr. Lynch and James T. Huerth.

(4) The dollar amounts reported in column (e) represent the average amount of "compensation actually paid" to the named executive officers as a group (excluding Mr. Stopko), as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual average amount of compensation earned by or paid to the named executive officers as a group (excluding Mr. Stopko) during the applicable year. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to average total compensation for the named executive officers as a group (excluding Mr. Stopko) for each year to determine the compensation actually paid, using the same methodology described in Note 2 above:

Year	Average Reported Summary Compensation Table Total for Non-PEO NEOs	Average Reported Value of Equity Awards	Average Equity Award Adjustments(a)	Average Compensation Actually Paid to Non-PEO NEOs
2025	$ 379,097	$ —	$ 10,070	$ 389,167
2024	$ 313,289	$ —	$ (11,480)	$ 301,809
2023	$ 534,440	$ —	$ (11,967)	$ 522,473

(a) The amounts deducted or added in calculating the total average equity award adjustments are as follows:

Year	Year End Fair Value of Outstanding and Unvested Equity Awards Granted in the Year	Year over Year Change in Fair Value of Outstanding and Unvested Equity Awards Granted in Prior Years	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year	Year over Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year	Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year	Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value or Total Compensation	Total Equity Award Adjustments
2025	$ —	$ —	$ —	$ 10,070	$ —	$ —	$ 10,070
2024	$ —	$ —	$ —	$ (11,480)	$ —	$ —	$ (11,480)
2023	$ —	$ (1,750)	$ —	$ (10,217)	$ —	$ —	$ (11,967)

(5) Cumulative TSR is calculated by dividing the sum of the cumulative amount of cash dividends for the measurement period, assuming dividend reinvestment, and the difference between the Corporation's share price at the end and the beginning of the measurement period by the share price at the beginning of the measurement period.

(6) The dollar amounts reported represent the amount of net income (loss) reflected in our consolidated audited financial statements for the applicable year.

Analysis of the Information Presented in the Pay Versus Performance Table

In accordance with Item 402(v) of Regulation S-K, we are providing the following descriptions of the relationships between information presented in the Pay Versus Performance Table.

Compensation Actually Paid and Net Income (Loss)

In 2023 and 2024, net income was negative $3.3 million and $3.6 million, respectively. In 2025, net income was $5.6 million, representing a 43.5% increase year over year from 2024. The graph below displays the relationship between this net income increase and compensation actually paid to the PEO and NEOs:



Compensation Actually Paid and Cumulative TSR

In 2023, 2024, and 2025 our cumulative TSR on the value of a fixed $100 investment was $87.27, $78.83, and $90.10 respectively. The graph below displays the relationship between this cumulative TSR increase and compensation actually paid to the PEO and NEOs:



All information provided above under the "Pay Versus Performance Information" heading will not be deemed to be incorporated by reference in any filing of our company under the Securities Act of 1933, as amended, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Equity Compensation Plan Information

The following table summarizes the number of shares remaining for issuance under the Company's outstanding equity incentive plans as of December 31, 2025.

Equity Compensation Plan Information

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	166,000	$ 3.79	600,000
Equity compensation plans not approved by security holders	—	—	—
Total	166,000	$ 3.79	600,000

Security Ownership of Directors and Management

The following table sets forth information concerning the number of shares of our Common Stock beneficially owned, as of March 2, 2026, by each present director, nominee for director, and each executive officer named in the Summary Compensation Table as well as by all directors, nominees, and executive officers as a group.

Name of Beneficial Owner[1]	Shares Beneficially Owned	Percent of Class (%)
J. Michael Adams, Jr.[3]	172,753	*
Richard W. Bloomingdale	31,897	*
Amy Bradley	34,413	*
David A. Finui[2]	22,234	*
David J. Hickton	26,164	*
Kim W. Kunkle[4]	247,397	1.5
Michael D. Lynch[2]	38,892	*
Daniel A. Onorato	57,650	*
Mark E. Pasquerilla[5]	516,109	3.1
Jeffrey A. Stopko[2][6]	186,380	*
Officers, Directors and Nominees for Director as a Group (10 persons)[2]	1,333,889	7.8%

* Less than 1%

(1) Except as noted below, each of the identified beneficial owners, including the officers, directors and nominees for director, has sole investment and voting power as to all the shares beneficially owned with the exception of those held jointly by certain officers, directors and nominees for director with their spouses or directly by their spouses or other relatives. In addition, unless otherwise indicated, the address for each person is c/o AmeriServ Financial, Inc., P.O. Box 430, Johnstown, Pennsylvania 15907-0430.

(2) Includes shares of our Common Stock that may be acquired within sixty (60) days after the Record Date upon the exercise of presently exercisable stock options that were granted under the 2011 Stock Incentive Plan as follows:

Finui — 20,000   Lynch — 15,000   Stopko — 20,000

(3) Includes 23,897 shares of our Common Stock held in a voting trust for the benefit of his parents, of which Mr. Adams serves as voting trustee, and 50 shares of our Common Stock held on behalf of his child.

(4) Includes 67,390 shares of our Common Stock held by Laurel Holdings, Inc., of which Mr. Kunkle is an officer. With respect to each, Mr. Kunkle has voting and investment power.

(5) Includes 287,150 shares of our Common Stock held by Pasquerilla Enterprises LP, of which Mark E. Pasquerilla is the sole member of its general partner, and has the power to vote such shares, and 125,500 shares held by the Marenrico Partnership, of which Mr. Pasquerilla is one of the partners and has the power to vote such shares. 125,500 shares held by Marenrico Partnership and 287,150 shares held by Pasquerilla Enterprises LP are separately pledged to financial institutions.

(6) Includes 111,625 shares of our Common Stock held in Mr. Stopko's 401(k) plan.

Other Shareholders

Based on filings made under the Exchange Act, as of March 2, 2026, the only persons known by us to be beneficial owners of five percent or more of the outstanding shares of our Common Stock were as follows:

Name and Address of Beneficial Owner	Amount of Beneficial Ownership	Percent of Common Stock
SB Value Partners, L.P.[1] .... 1903 San Pedro Ave. San Antonio, TX 78212-3310	1,645,051	9.7 %
Tontine Financial Partners, L.P.[2] .... 1 Sound Shore Drive, Suite 304 Greenwich, CT 06830-7251	1,635,677	9.6 %
Brent D. Baird and Ann N Bonte[3] .... 1111 Elmwood Avenue, Unit 306 Buffalo, NY 14222	1,175,984	6.9 %
Dimensional Fund Advisors L.P.[4] .... Building One 6300 Bee Cave Road Austin, TX 78746	1,156,546	6.8 %

(1) This information is based upon Amendment No. 2 to a Schedule 13D/A filed on January 8, 2026, with the SEC.

(2) Includes its general partner, Tontine Management, L.L.C., and Jeffrey L. Gendell, who serves as the managing member of the general partner. This information is based upon Amendment No. 4 to a Schedule 13G filed on November 13, 2024, with the SEC and a Form 13F-HR as of December 31, 2025, filed on February 13, 2026, with the SEC.

(3) This information is based upon Amendment No. 2 to a Schedule 13D filed on January 23, 2026, with the SEC.

(4) Includes subsidiaries of Dimensional Fund Advisors LP ("Dimensional"), four investment companies to which Dimensional furnishes investment advice and certain other commingled fund, group trusts and separate accounts to which Dimensional may serve as investment manager or sub-adviser. This information is based upon Amendment No. 22 to a Schedule 13G filed on February 9, 2023, with the SEC and a Form 13F-HR as of December 31, 2025, filed on February 12, 2026, with the SEC.

ITEM 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Director Independence

The Board undertakes a formal review of director independence semi-annually with input from outside corporate counsel. This process consists of an oral question and answer session at a board meeting at which all directors hear the responses of each director and have an opportunity to evaluate the facts presented. As part of this question and answer session, each director is asked to confirm that there are no facts or circumstances with respect to the director that would be in conflict with the NASDAQ listing standards regarding independence or that would otherwise compromise the director's independence. This independence review is further supplemented by an annual questionnaire that directors are required to complete that contains a number of questions designed to ascertain the facts necessary to determine independence, as well as facts regarding any related party transactions. Based upon these reviews, the Board has determined that all of our current directors, other than Mr. Stopko, our President and Chief Executive Officer, are independent. In making this determination, the Board considered a number of specific relationships between directors and ASRV as follows:

- Director Kunkle is the majority owner of Laurel Holdings, Inc. Among other things, Laurel Holdings operates a company that provides janitorial services to the Company. In 2025, the Company paid Laurel Holdings the sum of approximately $232,000 for these services. The amount paid represents less than five percent of Laurel Holdings' consolidated revenues. Accordingly, the Board concluded that the existence of this relationship did not impair Mr. Kunkle's independence.

Transactions With Related Parties

Certain directors, nominees, and executive officers or their associates were customers of and had transactions with the Company or its subsidiaries during 2025. Transactions that involved loans or commitments by the Bank were made in the ordinary course of business and on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and did not involve more than the normal risk of collectability or present other unfavorable features. All transactions, products or services provided to the directors, nominees, executive officers, or their associates by the Company or its subsidiaries are on substantially the same terms and conditions that those directors, nominees, executive officer, or their associates could receive elsewhere.

Review, Approval or Ratification of Transactions with Related Persons

Our audit committee charter requires that the audit committee approve all related party transactions other than routine deposit relationships and loans that otherwise comply with federal regulations. ASRV also reviews the independence of directors semi-annually. During this process, related party transactions are disclosed to all board members.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

General

On March 9, 2023, the audit committee of our Board extended the engagement of Snodgrass to provide audit, tax, and benefit plan audit services and on September 7, 2023 for SSAE 18 audit related services for the years ending on December 31, 2023, 2024 and 2025. On November 12, 2025, the audit committee further extended this engagement through December 31, 2026. Snodgrass has audited our consolidated financial statements as of and for the year ended December 31, 2025. The report on those consolidated financial statements appears in this Annual Report on Form 10-K.

Audit Fees

The following table sets forth the aggregate fees billed to us by Snodgrass for the fiscal years ended December 31, 2025 and December 31, 2024.

	2025	2024
Audit Fees	$ 296,674	$ 284,126
Audit-Related Fees	119,179	154,259
Tax Fees	35,020	34,800
All Other Fees	—	—

"Audit Fees" include fees for audit services associated with the integrated audit of the Company's financial statements and internal controls over financial reporting, the services associated with the quarterly reviews of Form 10-Q and the annual Form 10-K, compliance audit procedures required by HUD and out-of-pocket expenses for all services aforementioned.

"Audit-Related Fees" include fees associated with the SSAE 18 examination issued by the Trust Company, the audit of the 401(k) profit sharing plan on Form 11-K, an audit of certain common and collective funds of the Trust Company, the surprise custody examination of procedures for our registered investment advisory subsidiary and out-of-pocket expenses for all services aforementioned.

"Tax Fees" include tax return preparation, tax compliance and tax advice.

"All Other Fees" does not include any other matters at this time.

The audit committee's Pre-Approval Policy is available on the Company's website at: https://investors.ameriserv.com/governance/governance-documents.

The audit committee pre-approves all audit and legally permissible non-audit services provided by Snodgrass in accordance with the pre-approval policies and procedures adopted by the committee at its meeting on August 7, 2025. These services may include audit services, audit-related services, tax services and other services. Under the policy, pre-approved services include pre-approval of non-prohibited services for a limited dollar amount. A list of the prohibited non-audit services as defined by the SEC is attached to the pre-approval policy. The SEC's rule and relevant guidance will be consulted to determine the precise definitions of these services and the applicability of exceptions to certain of the prohibitions.

The pre-approval fee levels for all services to be provided by Snodgrass are established annually by the audit committee. Any proposed services exceeding these levels will require specific pre-approval by the audit committee. All services performed by Snodgrass in 2025 were pre-approved in accordance with the pre-approval policy.

PART IV

ITEM 15. EXHIBITS AND CONSOLIDATED FINANCIAL STATEMENT SCHEDULES

CONSOLIDATED FINANCIAL STATEMENTS FILED:

The consolidated financial statements listed below are from this 2025 Form 10-K and Part II — Item 8. Page references are to this Form 10-K.

CONSOLIDATED FINANCIAL STATEMENTS:

AmeriServ Financial, Inc. and Subsidiaries

Consolidated Balance Sheets   38
Consolidated Statements of Operations   39
Consolidated Statements of Comprehensive Income   41
Consolidated Statements of Changes in Shareholders' Equity   42
Consolidated Statements of Cash Flows   43
Notes to Consolidated Financial Statements   44
Report of Independent Registered Public Accounting Firm (PCAOB ID 00074)   95
Report of Management's Assessment of Internal Control Over Financial Reporting   97
Statement of Management Responsibility   98

CONSOLIDATED FINANCIAL STATEMENT SCHEDULES:

These schedules are not required or are not applicable under SEC accounting regulations and therefore have been omitted.

EXHIBITS:

The exhibits listed below are filed herewith or to other filings.

EXHIBIT NUMBER	DESCRIPTION	PRIOR FILING OR EXHIBIT PAGE NUMBER HEREIN
3.1	Amended and Restated Articles of Incorporation as amended through August 22, 2024.	Exhibit 3.2 to the Current Report on Form 8-K filed on August 26, 2024
3.2	Bylaws, as amended and restated on September 19, 2024.	Exhibit 3.1 to the Current Report on Form 8-K filed on September 23, 2024
4.1	Description of Capital Stock.	Attached
10.1	Employment Agreement, dated April 27, 2015, between AmeriServ Financial, Inc. and Jeffrey A. Stopko.	Exhibit 10.1 to the Current Report on Form 8-K filed on April 28, 2015
10.2	AmeriServ Financial, Inc. 2021 Equity Incentive Plan.	Appendix A to the Definitive Proxy Statement, filed under Schedule 14A, filed on March 23, 2021
10.3	AmeriServ Financial, Inc. Deferred Compensation Plan.	Exhibit 10.1 to the Current Report on Form 8-K filed on October 21, 2014

EXHIBIT NUMBER	DESCRIPTION	PRIOR FILING OR EXHIBIT PAGE NUMBER HEREIN
10.4	Employment Agreement, dated February 19, 2016, between AmeriServ Financial, Inc. and Michael D. Lynch.	Exhibit 10.1 to the Current Report on Form 8-K filed on February 24, 2016
10.5	AmeriServ Financial, Inc. 2011 Stock Incentive Plan.	Appendix A to the Definitive Proxy Statement, filed under Schedule 14A, filed on March 21, 2011
10.6	Consulting Agreement, dated April 15, 2025, between AmeriServ Financial, Inc. and SB Value Partners, L.P.	Exhibit 10.1 to the Current Report on Form 8-K filed on April 16, 2025
10.7	Amendment to Cooperation Agreement, dated April 15, 2025, between AmeriServ Financial, Inc. and SB Value Partners, L.P.	Exhibit 10.3 to the Current Report on Form 8-K filed on April 16, 2025
10.8	Amended and Restated Consulting Agreement, dated January 6, 2026, between AmeriServ Financial, Inc. and SB Value Partners, L.P.	Exhibit 10.2 to the Current Report on Form 8-K filed on January 7, 2026
19.1	Insider Trading Policy.	Attached
21.1	Subsidiary of the Registrant.	Attached
23.1	Consent of Independent Registered Public Accounting Firm.	Attached
31.1	Certification pursuant to Rule 13a-14(a)/15d-14(a), as adopted pursuant to section 302 of the Sarbanes-Oxley Act of 2002.	Attached
31.2	Certification pursuant to Rule 13a-14(a)/15d-14(a), as adopted pursuant to section 302 of the Sarbanes-Oxley Act of 2002.	Attached
32.1	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.	Attached
32.2	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.	Attached
97	AmeriServ Financial, Inc. & Subsidiaries Compensation Recovery/Clawback Policy.	Attached

EXHIBIT NUMBER	DESCRIPTION	PRIOR FILING OR EXHIBIT PAGE NUMBER HEREIN
101	The following information from AMERISERV FINANCIAL, INC.'s Annual Report on Form 10-K for the year ended December 31, 2025, formatted in Inline XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations, (iii) Consolidated Statements of Comprehensive Income, (iv) Consolidated Statements of Changes in Shareholders' Equity, (v) Consolidated Statements of Cash Flows, and (vi) Notes to the Consolidated Financial Statements.	Attached
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).	Attached

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AmeriServ Financial, Inc.
(Registrant)

By : /s/ Jeffrey A. Stopko
Jeffrey A. Stopko
President & CEO

Date: March 18, 2026

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on March 18, 2026:

/s/ J. Michael Adams, Jr.	Chairman	/s/ Kim W. Kunkle	Vice Chairman
J. Michael Adams, Jr.	Director	Kim W. Kunkle	Director
/s/ Jeffrey A. Stopko	President & CEO (principal executive officer)	/s/ Michael D. Lynch	EVP & CFO (principal financial and accounting officer)
Jeffrey A. Stopko	Director	Michael D. Lynch	
/s/ Richard W. Bloomingdale	Director	/s/ Daniel A. Onorato	Director
Richard W. Bloomingdale		Daniel A. Onorato	
/s/ Amy M. Bradley	Director	/s/ Mark E. Pasquerilla	Director
Amy M. Bradley		Mark E. Pasquerilla	
/s/ David J. Hickton	Director		
David J. Hickton			

AMERISERV FINANCIAL, INC.

AMERISERV FINANCIAL BANK BRANCH LOCATIONS

HEADQUARTERS
Main Office Johnstown
216 Franklin Street
Johnstown, PA 15901
1-800-837-BANK (2265)

Carrolltown
101 S. Main Street
Carrolltown, PA 15722

Central City
104 Sunshine Avenue
Central City, PA 15926

Derry
112 S. Chestnut Street
Derry, PA 15627

East Hills Drive Up
1213 Scalp Avenue
Johnstown, PA 15904

Hagerstown
12806 Shank Farm Way
Hagerstown, MD 21742

Lovell Park
179 Lovell Avenue
Ebensburg, PA 15931

Meyersdale
135 Center Street
Meyersdale, PA 15552

Nanty Glo
1383 Shoemaker Street
Nanty Glo, PA 15943

North Atherton
1857 N. Atherton Street
State College, PA 16803

Northern Cambria
4206 Crawford Avenue
Northern Cambria, PA 15714

Pittsburgh
United Steelworkers Building
60 Boulevard of the Allies
Suite 100
Pittsburgh, PA 15222

Seward
6858 Route 711
Suite 1
Seward, PA 15954

Somerset
108 W. Main Street
Somerset, PA 15501

University Heights
1404 Eisenhower Boulevard
Johnstown, PA 15904

Westmont
110 Plaza Drive
Johnstown, PA 15905

Windber
1501 Somerset Avenue
Windber, PA 15963

AMERISERV LOAN PRODUCTION LOCATIONS

Altoona
3415 Pleasant Valley Boulevard
Pleasant Valley Shopping Center
Altoona, PA 16602

Wilkins Township
201 Penn Center Boulevard
Suite 200
Pittsburgh, PA 15235

AMERISERV WEALTH AND CAPITAL MANAGEMENT DIVISION LOCATIONS

216 Franklin Street
Johnstown, PA 15901

140 South Main Street
Suite 202
Greensburg, PA 15601

24-hr ATM available at all branches except Pittsburgh where there is no ATM available

SHAREHOLDER INFORMATION

SECURITIES MARKETS

AmeriServ Financial, Inc. Common Stock is publicly traded and quoted on the NASDAQ National Market System. The common stock is traded under the symbol of "ASRV." The listed market makers for the stock are:

Piper Sandler Companies 1251 Avenue of the Americas 6th Floor New York, NY 10020 Telephone: (800) 635-6860

Stifel Nicolaus 7111 Fairway Drive, STE 301 Palm Beach Gardens, FL 33418 Telephone: (561) 615-5300

Raymond James & Associates 222 S. Riverside Plaza, 7th Floor Chicago, IL 60606 Telephone: (312) 655-2961

Virtu Financial, Inc. 1 Liberty Plaza New York, NY 10006 Telephone: (888) 931-4357

CORPORATE OFFICES

The corporate offices of AmeriServ Financial, Inc. are located at 216 Franklin Street, Johnstown, PA 15901.

Mailing address:
P.O. Box 430
Johnstown, PA 15907-0430
(814) 533-5300

AGENTS

The transfer agent and registrar for AmeriServ Financial, Inc.'s common stock is:

Computershare Investor Services
P.O. Box 505000
Louisville, KY 40233-5000
Shareholder Inquiries: 1-800-730-4001
Internet Address: http://www.Computershare.com

INFORMATION

Analysts, investors, shareholders, and others seeking financial data about AmeriServ Financial, Inc. or its subsidiary's annual and quarterly reports, proxy statements, 10-K, 10-Q, 8-K, and call reports are asked to contact Michael D. Lynch, Executive Vice President & Chief Financial Officer at (814) 533-5193 or by e-mail at MLynch@AmeriServ.com. The Company also maintains a website (www.AmeriServ.com) that makes available, free of charge, such reports and proxy statements and other current financial information, such as press releases and SEC documents, as well as the corporate governance documents under the Investor Relations tab on the Company's website. Information contained on the Company's website is not incorporated by reference into this Annual Report on Form 10-K.

AMERISERV FINANCIAL, INC.

Board of Directors

J. Michael Adams, Jr.
Managing Member, Mike Adams & Associates, LLC
Non-Executive Chairman of the Board

Richard W. Bloomingdale
Retired President, PA AFL-CIO

Amy M. Bradley
President & CEO, Cambria Regional Chamber of Commerce

David J. Hickton
Founding Director of the Institute for Cyber Law, Policy and Security, University of Pittsburgh

Kim W. Kunkle
President & CEO, Laurel Holdings, Inc
Non-Executive Vice Chairman of the Board

Daniel A. Onorato
Executive Vice President, Chief Corporate Affairs Officer, Highmark Health

Mark E. Pasquerilla
Chief Executive Officer, Pasquerilla Enterprises L.P.

Jeffrey A. Stopko, CPA
President & Chief Executive Officer, AmeriServ Financial, Inc. & AmeriServ Financial Bank

General Officers

Jeffrey A. Stopko, CPA
President & Chief Executive Officer

Michael D. Lynch
Executive Vice President, Chief Financial Officer, Chief Investment Officer & Chief Risk Officer

Susan Tomera Angeletti
Senior Vice President, Director of Marketing & Alternative Delivery

Laura L. Fiore, CPA
Senior Vice President, Chief Auditor

Wendy M. Gressick
Senior Vice President, Chief Loan Review Officer

Jessica L. Johnson
Senior Vice President, Chief Accounting Officer

Andrew M. Schneck
Vice President, Digital Marketing Lead

Tammie L. Slavick
Vice President, Financial & Profitability Analysis

Sharon M. Callihan
Corporate Secretary

AMERISERV FINANCIAL, INC.

AMERISERV FINANCIAL BANK

Board of Directors

J. Michael Adams, Jr.
Managing Member, Mike Adams & Associates, LLC
Non-Executive Chairman of the Board

Richard W. Bloomingdale
Retired President, PA AFL-CIO

Amy M. Bradley
President & CEO, Cambria Regional Chamber of Commerce

David J. Hickton
Founding Director of the Institute for Cyber Law, Policy and Security, University of Pittsburgh

Kim W. Kunkle
President & CEO, Laurel Holdings, Inc.
Non-Executive Vice Chairman of the Board

Daniel A. Onorato
Executive Vice President, Chief Corporate Affairs Officer, Highmark Health

Mark E. Pasquerilla
Chief Executive Officer, Pasquerilla Enterprises L.P.

Jeffrey A. Stopko, CPA
President & Chief Executive Officer, AmeriServ Financial, Inc. & AmeriServ Financial Bank

General Officers

Jeffrey A. Stopko, CPA
President & Chief Executive Officer

David A. Finui
President of Wealth Management

Michael R. Baylor
Executive Vice President & Chief Lending Officer

Michael D. Lynch
Executive Vice President, Chief Financial Officer, Chief Investment Officer & Chief Risk Officer

Gregory A. Boyd
Senior Vice President, Commercial Relationship Manager III

Robert J. Cabala
Senior Vice President, Area Executive, Johnstown

Mitchell D. Edwards
Senior Vice President, Area Executive, Wilkins Township

Jason D. Eminhizer
Senior Vice President, Commercial Relationship Manager III

Russell B. Flynn
Senior Vice President, Retail Lending

Bettina D. Fochler
Senior Vice President, Chief Credit Officer

Michael P. Geiser
Senior Vice President, Manager Trust Operations

Kevin H. Justice
Senior Vice President, Area Executive, Hagerstown

Christopher R. Kirwin
Senior Vice President, Commercial Relationship Manager III

Mark F. Lumley
Senior Vice President, Chief Administrative Officer & Director of Personal Trust

Justin F. Maser
Senior Vice President, Director of Specialty Real Estate

Kerri L. Mueller
Senior Vice President, Retail Banking

Douglas A. Parker
Senior Vice President, Area Executive, Hagerstown

Scott D. Porterfield
Senior Vice President, Retirement Services Manager

Michele M. Scanlan
Senior Vice President, Chief Human Resources Officer

Tara M. Shaffer
Senior Vice President, Area Executive, State College

Shana M. Stiles
Senior Vice President, Chief Compliance Officer

Catherine M. Torok
Senior Vice President, Chief Information Officer

Timothy E. Walters
Senior Vice President, Perpetual Care Services Wealth Advisor

Cynthia R. Barton-Burket
Vice President, Business Services Officer

Thomas R. Boyd, Jr.
Vice President, Commercial Relationship Manager II

Carie L. Braniff
Vice President, Corporate Security Officer

Angela M. Briggs
Vice President, Deposit Operations Manager

George T. Chaney II
Vice President, Small Business Underwriting Manager

Anthony R. Cirigliano
Vice President, Personal Trust Officer II

Bradley J. Clevenger
Vice President, Bank Applications

Benjamin M. Danley
Vice President, Commercial Relationship Manager III

Mandi L. Enedy
Vice President, Commercial Documentation Manager

Kurt W. Fetzer
Vice President, Commercial Relationship Manager II

Stephen M. Gagan
Vice President, Manager of Technology

Lindsey N. Grove
Vice President, Credit Special Project Manager

Chelsea M. Hartnett
Vice President, Manager Credit Analysis

Neil D. Hartshorne
Vice President, Personal Trust Officer I

Keashia R. Holtzman-Kishlock
Vice President, Retirement Services Manager

James A. Hotchkiss
Vice President, Financial Advisor

Derek E. Kauffman
Vice President, Chief Information Security Officer

Nathan E. Kirk
Vice President, Consumer Underwriting Manager

Melissa A. Lohr
Vice President, Collections & Loan Administration

Randy S. McLaughlin
Vice President, Retail Sales Officer

Jeffrey J. Moore
Vice President, Commercial Relationship Manager III

David J. O'Leary
Vice President, Residential Mortgage Lending

John W. Spahr
Vice President, Portfolio Manager III

Robert E. Vamos
Vice President, Producing Program Manager & Financial Advisor

Jessica L. Webb
Vice President, Commercial Documentation Manager

Amanada J. Wilson
Vice President, Portfolio Manager III

Jacob A. Wilt
Vice President, Retirement Services Officer

Michelle D. Wyandt
Vice President, Portfolio Manager III

AMERISERV FINANCIAL, INC.

AMERISERV WEALTH ADVISORS

Board of Directors

J. Michael Adams, Jr.
*Managing Member of Mike Adams &
Associates, LLC*
Non-Executive Chairman of the Board

Richard W. Bloomingdale
Retired President, PA AFL-CIO

Amy M. Bradley
*President & CEO, Cambria Regional Chamber
of Commerce*

James D. Kohley
Retired SVP & Sales Manager, BNY Mellon

Frank J. Lapinsky, AIF
*President & Chief Executive Officer,
AmeriServ Wealth Advisors*

Jeffrey A. Stopko, CPA
*President & Chief Executive Officer,
AmeriServ Financial, Inc. & AmeriServ
Financial Bank*

General Officers

Frank J. Lapinsky, AIF
President & Chief Executive Officer

Michael D. Lynch
*Executive Vice President, Chief Financial
Officer*

Howard L. McElfresh
Senior Vice President, Portfolio Manager

Eric S. Ludy
*Vice President, Chief Administrative Officer &
Chief Operating Officer*

Office Location

216 Franklin Street
AmeriServ Financial Bank Building
Johnstown, PA 15901-1911

135

EXHIBIT 4.1

DESCRIPTION OF CAPITAL STOCK

As of March 1, 2026, AmeriServ Financial, Inc. (the "Corporation") had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: common stock, $0.01 par value per share (the "Common Stock"). The following summarizes the provisions of the Common Stock under the articles of incorporation and bylaws of the Corporation and under the provisions of the Pennsylvania Business Corporation Law of 1988, as amended (the "PBCL"). The summary should be read in conjunction to the complete text of the articles of incorporation and bylaws and the PBCL.

Authorized Shares of Capital Stock

The authorized capital stock consists of 30,000,000 shares of Common Stock and 2,000,000 shares of preferred stock. No shares of preferred stock were issued and outstanding as of March 1, 2026.

Common Stock

Voting Rights

Holders of Common Stock do not have cumulative voting rights in the election of directors. Instead, holders of Common Stock are entitled to one vote for every share having voting power on all matters submitted for action by the shareholders. The rights of holders of Common Stock will be subject to any rights and preferences pertaining to any class of preferred stock or any series thereof to the extent set forth in any resolution of the Corporation's board of directors (the "Board of Directors") fixing the terms thereof.

Dividends and Distributions

Holders of Common Stock are entitled to receive dividends ratably if, as and when dividends are declared from time to time by the Board of Directors out of funds legally available for that purpose, after payment of dividends required to be paid on outstanding preferred stock, if any.

Ranking

Upon liquidation, dissolution or winding up, the holders of Common Stock are entitled to receive ratably the assets available for distribution to the shareholders after payment of liabilities and accumulated and unpaid dividends and liquidation preferences on outstanding preferred stock, if any.

No Conversion Rights; No Preemptive Rights; No Redemption

Holders of Common Stock have no preemptive or conversion rights and are not subject to further calls or assessment by the Corporation. There are no redemption or sinking fund provisions applicable to the Common Stock. The rights, preferences and privileges of holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock, which the Board of Directors may designate and issue in the future without further shareholder approval.

Stock Exchange Listing

The Common Stock is listed on the Nasdaq Global Market under the symbol, "ASRV."

Fully Paid and Nonassessable

Outstanding shares of Common Stock are validly issued, fully-paid and nonassessable.

Preferred Stock

The Corporation's articles of incorporation authorize the Board of Directors to fix by resolution the voting rights, designations and preferences, priorities, qualifications, privileges, limitations, restrictions, options, conversion rights, dividend features, retirement features, liquidation features, redemption features and other special or relative rights of the preferred stock and any series thereof. The Board of Directors has full authority to issue authorized preferred stock from time to time in one or more series, without further shareholder approval.

Anti-Takeover Provisions

Certain provisions of the Corporation's articles of incorporation, bylaws and the PBCL may have the effect of delaying, deferring, or preventing a change in control of the Corporation:

Pennsylvania Anti-Takeover Provisions

Certain anti-takeover provisions of the PBCL apply to Pennsylvania registered corporations (e.g., publicly traded companies) including those relating to (1) control share acquisitions, (2) disgorgement of profits by certain controlling persons, (3) business combination transactions with interested shareholders, and (4) the rights of shareholders to demand fair value for their stock following a control transaction. Pennsylvania law allows corporations to opt-out of these anti-takeover sections under certain circumstances, but the Corporation has not opted out of any of these anti-takeover provisions. A general summary of these applicable anti-takeover provisions is set forth below.

Control Share Acquisitions. Pennsylvania law regarding control share acquisitions relates to the act of acquiring for the first time voting power over voting shares (other than (i) shares owned continuously by the same natural person since January 1, 1988, (ii) shares beneficially owned by any natural person or trust, estate, foundation or similar entity to the extent such shares were acquired solely by gift, inheritance, bequest, device or other testamentary distribution, directly or indirectly, from a natural person who beneficially owned the shares prior to January 1, 1988 or (iii) shares acquired pursuant to a stock split, stock dividend or similar distribution with respect to shares that have been beneficially owned continuously since their issuance by the Corporation by the shareholder that acquired them from the Corporation or that were acquired from such shareholder pursuant to (ii) above) equal to: (a) at least 20% but less than 33 1/3%; (b) at least 33 1/3% but less than 50%; or (c) 50% or more of the voting power of the corporation. Once a control share acquisition has occurred, then all shares in excess of the triggering threshold, plus shares purchased at any time with the intention of acquiring such voting power or shares purchased within 180 days of the date the triggering threshold was exceeded, are considered control shares. Control shares cannot vote either until their voting rights have been restored by two separate votes of the shareholders, as described below, or until they have been transferred to a person who is not an affiliate of the transferor and does not thereby also become the holder of control shares.

The holder of control shares may wait until the next annual or special meeting after the acquisition took place to submit the question of the restoration of voting rights to the shareholders, or the acquiring person may accelerate the process by agreeing to underwrite the cost of a special meeting of shareholders for that purpose. In either case, the acquiring person is required to furnish for distribution to the shareholders an information statement containing a detailed disclosure concerning the acquiring person, its intentions with respect to ownership of securities of the corporation and other matters. As an alternative, a person submitting a bona fide written offer to make a control share acquisition may request prospective approval by the shareholders of the exercise of the voting rights of the shares proposed to be acquired, provided that the control share acquisition is consummated within 90 days after shareholder approval is obtained. Two shareholder votes are required to approve the restoration of voting rights. First, the approval of a majority of all voting power must be obtained. Second, the approval of a majority of all disinterested shareholders must be obtained.

For a period of 24 months after the later of (a) a control share acquisition by an acquiring person who does not properly request consideration of voting rights, or (b) the denial of such a request or lapse of voting rights, the corporation may redeem all the control shares at the average of the high and low public market sales price of the shares on the date notice of the call for redemption is given by the corporation.

Disgorgement of Profits by Certain Controlling Persons. Pennsylvania law regarding disgorgement of profits by certain controlling persons applies in the event that (a) any person or group directly or indirectly publicly discloses or causes to be disclosed that the person or group may seek to acquire control of the corporation, or (b) a person or group acquires, offers to acquire or directly or indirectly publicly discloses or causes to be disclosed an intent to acquire) 20% or more of the voting power of the corporation and, in either case, sells shares within 18 months thereafter. Any profits from sales of equity securities of the corporation received by the person or group during such 18-month period will belong to the corporation if the securities that were sold were acquired during the 18-month period after or within 24 months prior to becoming a controlling person.

Business Combination Transactions with Interested Shareholders. Pennsylvania law regarding business combination transactions with interested shareholders provides that a person who acquires the direct or indirect beneficial ownership of shares entitled to cast at least 20% of the votes entitled to be cast for the election of directors or an affiliate or associate of the corporation who at any time within the prior five years was the beneficial owner, directly or indirectly, of 20% of the voting shares of the corporation is an "interested shareholder." A corporation subject to this provision may not effect mergers or certain other business combinations with the interested shareholder for a period of five years, unless:

- the business combination or the acquisition of stock by means of which the interested shareholder became an interested shareholder is approved by the Board of Directors prior to such stock acquisition;

- the business combination is approved by the affirmative vote of the holders of all the outstanding common shares of the corporation; or

- the business combination is approved by the affirmative vote of the holders of a majority of all shares entitled to vote, excluding votes of shares held by the interested shareholders or their affiliates, and at the time of such vote, the interested shareholder is the beneficial owner of at least 80% of the voting shares of the corporation. This exception applies only if the value of the consideration to be paid by the interested shareholder in connection with the business combination satisfies certain fair price requirements.

After the five-year restricted period, an interested shareholder of the corporation may engage in a business combination with the corporation if (a) the business combination is approved by the affirmative vote of a majority of the shares other than those beneficially owned by the interested shareholder and its affiliates, or (b) the merger is approved at a shareholders meeting and certain fair price requirements are met.

Rights of Shareholders to Demand Full Value for their Stock Following Control Transaction. Under Pennsylvania law, a control transaction is an acquisition by a person or group of the voting power over at least 20% of the voting shares of the corporation. Subject to exceptions, if a Pennsylvania registered corporation is subject to a control transaction, the controlling person or group must provide prompt notice of the transaction to the court and each shareholder of record holding voting shares. Any holder of voting shares may make a written demand on the controlling person or group for payment in cash of the fair value of each voting share at the date on which the control transaction occurs. The minimum value that a shareholder can receive is the highest price paid per share by the controlling person or group within the 90-day period ending on and including the date of the control transaction. If any shareholder believes the fair value of her shares is higher than the price offered by the controlling person or group, the shareholder may file a petition with the court seeking appraisal of the shares.

Blank Check Preferred Stock

The articles of incorporation provide for the issuance of preferred stock having terms established by the Board of Directors without shareholder approval.

Staggered Board of Directors

The articles of incorporation provide for the classification of the Board of Directors into three classes with each class serving a staggered three-year term. As a result of this classification, only one third of the entire Board of Directors stands for election in any one year and a minimum of two annual meetings would be required to elect a majority of the Board of Directors.

Director Elections

Generally, each person who is nominated to stand for election as director, whether such nomination is proposed by the Corporation or a shareholder, shall, as a condition to such nomination, tender an irrevocable resignation in advance of the meeting for the election of directors. Such resignation will be effective if, pursuant to the bylaws, (i) the person does not receive a majority of the votes cast at the next meeting of shareholders held for the election of directors that is not a contested meeting of shareholders, and (ii) the Board of Directors accepts the resignation. For purpose of the bylaws, a contested meeting of shareholders is any meeting of shareholders for which (i) the Secretary of the Corporation receives from a shareholder an advance notice indicating that such shareholder intends to propose at least one candidate for election as a director at a meeting of shareholders which notice is in compliance with the advance notice requirements for shareholder nominees for director set forth in the bylaws and (ii) such notice of nomination has not been withdrawn by such shareholder on or before the tenth (10th) calendar day before the Corporation files its definitive proxy statement for such meeting with the SEC (regardless of whether or not such proxy statement is thereafter revised or supplemented).

If, at an uncontested meeting of shareholders, any nominee for election to the Board of Directors receives a plurality of the votes cast, but does not receive a majority of the votes cast, the Nominating and Corporate Governance Committee will make a recommendation to the Board of Directors on whether to accept the director's resignation or whether other action should be taken. The Nominating and Corporate Governance Committee in making its recommendation, and the Board of Directors in making its decision, may each consider any factors or other information that it considers appropriate and relevant. The director not receiving a majority of the votes cast will not participate in the Committee's recommendation or the Board of Directors' decision regarding the tendered resignation. The independent members of the Board of Directors will consider the Nominating and Corporate Governance Committee's recommendation and publicly disclose (by means of a press release, a filing with the SEC or other broadly disseminated means of communication) the Board of Directors' decision and the basis for that decision within ninety (90) calendar days from the date of the certification of the final election results. If less than two members of the Nominating and Corporate Governance Committee are elected at a meeting for the election of directors, the independent members of the Board of Directors who were elected shall consider and act upon the tendered resignation. If a director's resignation is not accepted by the Board of Directors, such director will continue to serve until the next annual meeting and until a successor is duly elected, or the earlier of resignation or removal. If a director's resignation is accepted by the Board, then the Board, in its sole discretion, may fill any resulting vacancy pursuant to the provisions of the bylaws or may decrease the size of the Board pursuant to the bylaws. For purposes of the bylaws, a majority of the votes cast means that the number of shares voted "for" must exceed the number of shares voted "against" with respect to that director's election. For the avoidance of doubt, votes cast shall not include abstentions.

Calling of Special Meetings of Shareholders

Pursuant to the bylaws, special meetings of shareholders may only be called by the Non-Executive Chairperson of the Board of Directors, by the Non-Executive Vice Chairperson of the Board of Directors, by a majority of the Board of Directors, by the Chief Executive Officer of the Corporation, or by the President of the Corporation.

Advance Notice Requirements for Shareholder Proposals and Director Nominations

The bylaws provide that notice of any proposal by a shareholder which the shareholder desires to submit to a vote at an annual meeting, including any director nominations, must be made by notice in writing, delivered or mailed by first class United States mail, postage prepaid, to the Secretary of the Corporation not less than ninety (90) days nor more than one hundred twenty (120) days prior to any annual meeting of shareholders. The bylaws also specify requirements as to the contents of the shareholder's notice or nomination. If notice is not provided in accordance with these provisions, a shareholder's proposal will not appear on the meeting agenda.

Removal of Directors

Under the articles of incorporation, any director can be removed from office by a shareholder vote at any time, without assigning any cause, but only if the holders of not less than two-thirds of the voting power of the then outstanding shares of capital stock of the Corporation entitled to vote at an annual election of directors voting together as a single class, shall vote in favor of such removal.

Proxy Access

Pursuant to the bylaws, any eligible shareholder, or group of no more than twenty (20) eligible shareholders, that complies with certain existing informational disclosure requirements in the bylaws, to include a director nominee in the Corporation's proxy statement for its annual meeting. Such informational disclosure requirements include, but are not limited to, the name and address of the shareholder or beneficial owner, if any, who intends to make the nomination, the number of shares of each class and series of the Corporation which are owned of record and beneficially by such shareholder and such beneficial owner, a representation that there are (and will be) no undisclosed arrangements and understandings between the nominating shareholder, any beneficial owner and any other person(s) pursuant to which the nomination is being made, the name and address of the person(s) being nominated, a description of any agreements, arrangements or understandings (including derivative securities) entered into by such shareholder or on behalf of such shareholder or any of its affiliates or associates, the effect or intent of which is to mitigate loss to, manage risk or benefit of share price, exchanges for, or increase or decrease the voting power of such shareholder or any of its affiliates or associates with respect to shares of the Corporation, and certain other agreements and interests of the shareholder.

Pursuant to the bylaws, requests to include shareholder-nominated candidates in the Corporation's proxy materials must be delivered to or mailed and received at the principal executive offices of the Corporation not later than the close of business on the one hundred twentieth (120th) calendar day, nor earlier than the close of business on the one hundred fiftieth (150th) calendar day prior to the first anniversary of the date the Corporation's proxy statement was released to shareholders in connection with the annual meeting of shareholders in the immediately preceding year, subject to certain limited exceptions, consistent with the Corporation's existing policies with respect to shareholder nominations of directors.

In addition to satisfying the requirements set forth in the bylaws, to comply with the universal proxy rules, shareholders who intend to solicit proxies in support of director nominees other than the Corporation's nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act.

Amendments to Articles of Incorporation

Under the PBCL, an amendment to the articles of incorporation requires, except in limited cases where a greater vote may be required, the affirmative vote of a majority of the votes cast by all shareholders entitled to vote on the matter and the affirmative vote of a majority of the votes cast by all shareholders within each class or series of shares if such class or series is entitled to vote on the matter as a class. The PBCL also provides that our shareholders are not entitled by statute to propose amendments to the articles of incorporation.

Amendments to Bylaws

The bylaws provide that our bylaws may be amended or repealed, in whole or in part, by the affirmative vote of a majority of the Board of Directors at any regular or special meeting of the Board of Directors. The PBCL provides that the ability of the Board of Directors to adopt, amend or repeal the bylaws is subject to the power of shareholders to change such action. The PBCL also provides that the Board of Directors does not have the authority to adopt or change a bylaw on specified subjects, including, but not limited to, authorized capital, the personal liability of directors, various matters relating to the Board of Directors, and matters relating to the voting rights of shareholders.

EXHIBIT 19.1

AMERISERV FINANCIAL, INC.
POLICY STATEMENT ON
PERSONAL SECURITIES TRANSACTIONS

The purpose of this policy statement (this "Policy Statement") is to establish a policy with respect to transactions in the securities of AmeriServ Financial, Inc., its subsidiaries and its affiliates (collectively, "AmeriServ") by the directors, officers, and employees of AmeriServ (collectively, an "Insider" or "Insiders") under applicable provisions of federal and state securities laws, in order that Insiders (and their immediate family members and corporations and/or trusts that they control) may be aware of the necessity of refraining from trading in the securities of AmeriServ if they come into possession of material nonpublic information. Material information is defined as any information that a reasonable investor would consider important in a decision to buy, hold or sell any AmeriServ security in question or any information that could be expected to affect the price of the AmeriServ security involved. As a matter of policy, information should not be considered to be public until at least two (2) business days after its broad dissemination to the public. This requires a ban on trading or tipping until the third business day following publication of the information. SEC Rules 10b5-1 and 10b5-2 provide that the mere possession of material nonpublic information at the time of a trade is sufficient to result in insider trading liability, including but not limited to, significant civil and criminal penalties applicable to both persons (employees, directors and/or officers) who possess material nonpublic information and the employer company.

It is the policy of AmeriServ that an Insider may not trade in any security of AmeriServ while in possession of material inside information. This means the following with respect to certain AmeriServ employee benefit plans:

- 401(k) Plan. An Insider having material inside information regarding AmeriServ may not: (1) transfer funds into or out of the AmeriServ stock fund of the 401(k) Plan, or (2) make an election to participate in, or increase an existing election in, the AmeriServ stock fund. However, ongoing purchases of AmeriServ stock through the plan pursuant to a pre-existing election are not prohibited.

- Other AmeriServ Stock Purchase Plans. An Insider having material inside information regarding AmeriServ may not sign up for, or increase participation in, any other stock purchase plan or dividend reinvestment plan. However, ongoing purchases through those plans pursuant to a prior election are not prohibited.

- Options. Insiders may exercise an employee stock option at any time, but any stock acquired upon such exercise may not be sold (whether by means of a cashless exercise or otherwise) if an Insider has material inside information regarding AmeriServ. At any time, however, an Insider may deliver AmeriServ stock already owned to pay the option exercise price and taxes.

If an Insider has any questions or doubt regarding whether they are in possession of material nonpublic information pertaining to AmeriServ's securities, such Insider must obtain pre-clearance prior to any transaction in the securities of AmeriServ. It is the policy of AmeriServ that the Insider may not disclose the nonpublic information and/or engage in the act of tipping.

Directors and officers named on the Internal Listing of Insiders and Related Interests (as published on AmeriServ's Lotus Notes public bulletin board or any successor internal communication software) ("D&O") may not trade in AmeriServ stock during a "blackout period." A "blackout period" is the period of time:

- That begins on the day following the second Friday of the last month of each calendar quarter, and ends two business days after the public release of AmeriServ's earnings for such quarter; or

- In which for a period of three consecutive business days the ability of no fewer than 50% of the participants in AmeriServ's individual account plans are unable to purchase, sell, or otherwise transfer or acquire an interest in any equity security held in an individual account plan because the participant's ability to effect such purchase, sale or transfer is suspended by AmeriServ.

These restrictions apply to: (1) open market purchases, (2) a sale of stock following exercise of an employee stock option (including a sale by way of a cashless exercise), (3) signing up for, or increasing participation in, the dividend reinvestment plan, and (4) a transfer of funds into or out of the AmeriServ stock fund of the 401(k) Plan or an election to participate in, or increase an election in, the AmeriServ stock fund. However, ongoing purchases through the dividend reinvestment or 401(k) Plan pursuant to a prior election, or trades made pursuant to a written plan that meets the requirements of Rule 10b5-1 as adopted by the SEC and which is approved by the board of directors, a duly authorized committee of the board of directors or counsel to the Company, are permitted at any time, i.e., they are not subject to the window period.

Additionally:

- D&Os may not at any time buy or sell AmeriServ securities without pre-clearing such transaction with the Secretary of AmeriServ, who may consult with senior management and counsel.

- Employees and directors of AmeriServ may not at any time sell AmeriServ securities short or otherwise sell AmeriServ securities they do not own.

- Employees and directors of AmeriServ may not at any time buy or sell options or puts and calls on AmeriServ stock or buy or sell other derivative securities related to AmeriServ stock.

- D&Os of AmeriServ may not hold AmeriServ securities in a margin account or pledge AmeriServ securities as collateral for any loan, except that (i) such limitation shall not apply to AmeriServ securities pledged as collateral for a loan prior to September 1, 2015 and (ii) after September 1, 2015, the board of directors may in its discretion approve in advance a pledge of AmeriServ securities as collateral for a loan in a particular case (other than a purpose loan within the meaning of Federal

Reserve Regulation U) after taking into consideration the magnitude of the number and market value of shares proposed to be pledged in relation to the number of outstanding shares and the market value and trading volume of outstanding shares (generally, the aggregate shares pledged should not exceed 5% of shares outstanding on the date of the pledge), the percentage of shares proposed to be pledged to the total shares owned by the pledger, the amount of shares proposed to be pledged in relation to the total shares then pledged by other D&Os, and all other factors deemed relevant by the board of directors. Although the board of directors believes that permitting limited pledging of AmeriServ securities to serve as collateral for a bona fide loan in appropriate circumstances will encourage D&Os to purchase and retain shares, the board of directors will not approve any pledge of AmeriServ securities as part of a hedging or monetization strategy designed to or otherwise having the effect of hedging or offsetting any decrease in the market value of AmeriServ securities.

- Employees and directors of AmeriServ (or any designee of any of such persons) may not purchase any financial instrument (including prepaid variable forward contracts, equity swaps, collars and exchange funds) or otherwise engage in transactions that are designed to or otherwise have the effect hedging or offsetting any decrease in the market value of AmeriServ's common stock, or of any other equity securities issued by AmeriServ or any direct or indirect subsidiary of AmeriServ if such equity securities are registered on a national securities exchange or registered under Section 12(g) of the Securities Exchange Act of 1934.

D&Os of AmeriServ are subject to additional rules prescribed by Section 16 of the Securities and Exchange Act of 1934. Any trade of AmeriServ securities by a D&O, a family member sharing the same household with a D&O or a corporation or trust controlled by a D&O, must be pre-cleared with the Corporate Secretary or General Counsel and must be reported immediately to the Corporate Secretary or General Counsel once made, and if required must be reported to the Securities and Exchange Commission within two (2) business days. The exercise of AmeriServ stock options and/or the sale of stock acquired upon an exercise, the transfer of funds into and out of the AmeriServ stock fund of the 401(k) Plan and other transactions in the AmeriServ stock plans are subject to special rules and the General Counsel and Corporate Secretary must be contacted before any such transaction is conducted.

Whenever AmeriServ is actively considering a particular company for acquisition or for another significant business relationship (such as a joint venture) or whenever another company is considering acquiring AmeriServ, all Insiders involved in, or aware of, due diligence or other planning for or attention to the acquisition or business relationship are prohibited from trading in any securities of AmeriServ and any securities of the other company.

This Policy Statement also applies to transactions for accounts in which Insiders have an interest or an ability to influence transactions and transactions by the Insiders' spouse or any other member of the household unless: (1) the household member's investment decisions are made independently of the Insider, and (2) the household member has not received inside information about the issuer of the security. It must be understood, however, that Insiders and/or their household members will bear the burden of demonstrating that the household member has not received inside information. Furthermore, D&O are subject to special rules in this regard and any proposed transaction in AmeriServ securities by a corporation or trust they control or by a family member sharing the same household must be discussed in advance with AmeriServ's General Counsel or Corporate Secretary.

In compliance with this Policy Statement, D&O have the option of adopting a written 10b5-1 Trading Plan ("Trading Plan"). A Trading Plan is any written plan that delineates with sufficient specificity the circumstances in which a trade would be effected so that the individual creating the Trading Plan cannot, and does not need to, exercise any further discretion. A Trading Plan can only be adopted during open trading windows and cannot be modified during closed trading windows. In addition, a Trading Plan must be filed with the corporate secretary and should be reviewed by counsel to insure that the Trading Plan contains all the elements required by Rule 10b5-1. A Trading Plan can only be effective thirty (30) days after adoption of a Trading Plan.

You are required to sign the enclosed receipt setting forth the fact that you have received this Policy Statement, that you have read it and that you understand and are in compliance with it. There will be, on an annual basis, required certification of continued compliance with this Policy Statement. Such annual compliance shall coincide with an annual redistribution of this Policy Statement to all covered persons. In addition, there will be periodic reminders provided to all Insiders setting forth any changes or modifications in this policy or the laws giving rise to its requirements.

Any questions should be addressed to Sharon Callihan, Corporate Secretary, (814) 533-5158 or AmeriServ's counsel, Stevens and Lee, Attention: David W. Swartz, Esquire, (610) 478-2184.

RECEIPT

        I acknowledge receipt of this Policy Statement on Personal Securities Transactions. I have read the Policy Statement and understand its contents and agree to abide by its provisions.

Date: _____

Name:_____

Title:_____

Signature:_____

EXHIBIT 21.1

SUBSIDIARY OF THE REGISTRANT

NAME	PERCENT OF OWNERSHIP	JURISDICTION OF ORGANIZATION
AmeriServ Financial Bank 216 Franklin Street Johnstown, PA 15901-1911	100%	Commonwealth of Pennsylvania

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement File No. 333-268440 on Form S-8 of AmeriServ Financial, Inc. of our report dated March 18, 2026, relating to our audit of the consolidated financial statements, which appears in the Annual Report to Shareholders, which is incorporated in this Annual Report on Form 10-K of AmeriServ Financial, Inc. for the year ended December 31, 2025.

/s/ S.R. Snodgrass, P.C.

Cranberry Township, Pennsylvania
March 18, 2026

EXHIBIT 31.1

CERTIFICATION OF THE CHIEF EXECUTIVE OFFICER
PURSUANT TO RULES 13a-14 AND 15d-14 OF THE SECURITIES EXCHANGE ACT OF
1934 AND SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Jeffrey A. Stopko, certify that:

1. I have reviewed this annual report on Form 10-K of AmeriServ Financial, Inc. (ASF);

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of ASF as of, and for, the periods presented in this report;

4. ASF's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for ASF and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to ASF, including its consolidated subsidiary, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of ASF's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in ASF's internal control over financial reporting that occurred during ASF's most recent fiscal quarter (ASF's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, ASF's internal control over financial reporting; and

5. ASF's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to ASF's auditors and the audit committee of ASF's board of directors:

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect ASF's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in ASF's internal control over financial reporting.

Date: March 18, 2026

/s/ Jeffrey A. Stopko
Jeffrey A. Stopko
President & CEO

EXHIBIT 31.2

**CERTIFICATION OF THE CHIEF FINANCIAL OFFICER
PURSUANT TO RULES 13a-14 AND 15d-14 OF THE SECURITIES EXCHANGE ACT OF
1934 AND SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002**

I, Michael D. Lynch, certify that:

1. I have reviewed this annual report on Form 10-K of AmeriServ Financial, Inc. (ASF);

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of ASF as of, and for, the periods presented in this report;

4. ASF's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for ASF and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to ASF, including its consolidated subsidiary, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of ASF's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in ASF's internal control over financial reporting that occurred during ASF's most recent fiscal quarter (ASF's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, ASF's internal control over financial reporting; and

5. ASF's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to ASF's auditors and the audit committee of ASF's board of directors:

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect ASF's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in ASF's internal control over financial reporting.

Date: March 18, 2026

/s/ Michael D. Lynch
Michael D. Lynch
Executive Vice President & CFO

EXHIBIT 32.1

**CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of AmeriServ Financial, Inc. (the "Company") on Form 10-K for the period ended December 31, 2025, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Jeffrey A. Stopko, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, that:

1). The Report fully complies with the requirements of section 13(a) or 15 (d) of the Securities Exchange Act of 1934; and

2). The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Jeffrey A. Stopko

Jeffrey A. Stopko
President and Chief Executive Officer

March 18, 2026

EXHIBIT 32.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of AmeriServ Financial, Inc. (the "Company") on Form 10-K for the period ended December 31, 2025, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Michael D. Lynch, Executive Vice President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, that:

1). The Report fully complies with the requirements of section 13(a) or 15 (d) of the Securities Exchange Act of 1934; and

2). The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Michael D. Lynch
Michael D. Lynch
Executive Vice President and Chief Financial Officer

March 18, 2026

EXHIBIT 97

AMERISERV FINANCIAL, INC & SUBSIDIARIES
COMPENSATION RECOVERY/CLAWBACK POLICY

Board Adopted/Approved: November 16, 2023

Effective Date: December 1, 2023

1. Purpose

AmeriServ Financial, Inc. with its subsidiaries (herein called **AmeriServ**) is committed to promoting high standards of honest and ethical business conduct in compliance with ethical laws, rules and regulations. As part of this commitment, AmeriServ has adopted this Compensation Recovery/Clawback Policy (**Policy**). This Policy is designed to comply with Section 10D of the Securities Exchange Act of 1934, as amended (**Exchange Act**) and explains when AmeriServ will be required to seek recovery of Incentive Compensation awarded or paid to a Covered Person. Please refer to Exhibit A for the definitions of terms used throughout this Policy.

2. Miscalculation of Financial Reporting Measure Results

In the event of a Restatement, AmeriServ will seek to promptly recover all Recoverable Incentive Compensation from a Covered Person. Such recover, in the case of Restatement, will be made without regard to any individual knowledge or responsibility related to the Restatement. Notwithstanding the foregoing, if AmeriServ is required to undertake a Restatement, AmeriServ will not be required to recover the Recoverable Incentive Compensation if the Compensation Committee determines it is impractical to do so, after exercising a normal due process review of all the relevant facts and circumstances.

If such Recoverable Incentive Compensation was not awarded or paid on a formulaic basis, the Company will seek to recover the amount that the Compensation Committee determines in good faith should be recouped.

3. Other Actions

The Compensation Committee, may, subject to applicable law, seek recovery in the manner it chooses, including by seeking reimbursement from the Covered Person of all or part of the compensation awarded or paid, by electing to withhold unpaid compensation, by off-set, or by rescinding or cancelling unvested stock if applicable.

In the reasonable exercise of its business judgment under this Policy, the Compensation Committee may in its sole discretion determine whether and to what extent additional action is appropriate to address the circumstances surrounding a Restatement to minimize the likelihood of any recurrence and to impose such other discipline as it deems appropriate.

4. No Indemnification or Reimbursement

Notwithstanding the terms of any other policy, program, agreement or arrangement, in no event will AmeriServ or any of its affiliates indemnify or reimburse a Covered Person for any loss under this Policy and in no event will AmeriServ or any of its affiliates pay premiums on any insurance policy that would cover a Covered Person's potential obligations with respect to Recoverable Incentive Compensation under this Policy.

5. Administration of Policy

The Compensation Committee will have full authority to administer this Policy. The Compensation Committee will, subject to the provisions of this Policy and Rule 10D-1 of the Exchange Act, and the AmeriServ's applicable exchange listing standards, make such determinations and interpretations and take such actions in connection with this Policy as it deems necessary, appropriate or advisable. All determinations and interpretations made by the Compensation Committee will be final, binding and conclusive.

6. Other Claims and Rights

The remedies under this Policy are in addition to, and not in lieu of, any legal and equitable claims the Company or any of its affiliates may have or any actions that may be imposed by law enforcement, agencies, regulators, administrative bodies, or other authorities. Further, the exercise by the Compensation Committee of any rights pursuant to this Policy will not impact any other rights that AmeriServ or any of its affiliates may have with respect to any Covered Person subject to this Policy.

7. Acknowledgement by Covered Persons; Condition to Eligibility for Incentive Compensation

AmeriServ will provide notice and seek acknowledgement of this Policy from each Covered Person, provided that the failure to provide such notice or obtain such acknowledgement will have no impact on the applicability or enforceability of this Policy. After the Effective Date, AmeriServ must be in receipt of a Covered Person's acknowledgement as a condition to such Covered Person's eligibility to receive Incentive Compensation. All Incentive Compensation subject to this Policy will not be earned, even already paid, until the Policy ceases to apply to such Incentive Compensation and any other vesting conditions applicable to such Incentive Compensation are satisfied.

8. Amendment; Termination

The Board or the Compensation Committee may amend or terminate this Policy at any time.

9. Effectiveness

Except as otherwise determined in writing by the Compensation Committee, this Policy will apply to any Incentive Compensation that is received by a Covered Person on or after the effective date. This Policy will survive and continue notwithstanding any termination of a Covered Person's employment with AmeriServ and its affiliates.

10. Successors

This Policy shall be binding and enforceable against all Covered Persons and their successors, beneficiaries, heirs, executors, administrators or other legal representatives.


AMERISERV RECOVERY CLAWBACK POLICY DEFINITIONS


"**Applicable Period**" means the three completed fiscal years of the Company immediately preceding the earlier of (i) the date the Board, a committee of the Board, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes (or reasonably should have concluded) that a Restatement is required or (ii) the date a court, regulator, or other legally authorized body directs the Company to prepare a Restatement. The "Applicable Period" also includes any transition period (that results from a change in the Company's fiscal year) within or immediately following the three completed fiscal years identified in the preceding sentence.

"**Board**" means the Board of Directors of the Company.

"**Compensation Committee**" means the Company's committee of independent directors responsible for executive compensation decisions, or in the absence of such a committee, a majority of the independent directors serving on the Board.

"**Covered Person**" means any person who is, or was at any time, during the Applicable Period, an Executive Officer of the Company. For the avoidance of doubt, a Covered Person may include a former Executive Officer that left the Company, retired, or transitioned to an employee role (including after serving as an Executive Officer in an interim capacity) during the Applicable Period.

"**Effective Date.**" December 1, 2023

"**Executive Officer**" means the Company's president, principal executive officer, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice- president in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer who performs a policy-making function, or any other person (including an officer of the Company's parent(s) or subsidiaries) who performs similar policy-making functions for the Company.

"**Financial Reporting Measure**" means a measure that is determined and presented in accordance with the accounting principles used in preparing the Company's financial statements (including but not limited to, "non-GAAP" financial measures, such as those appearing in the Company's earnings releases or Management Discussion and Analysis), and any measure that is derived wholly or in part from such measure. Stock price and total shareholder return (and any measures derived wholly or in part therefrom) shall be considered Financial Reporting Measures.

"**Impracticable.**" The Compensation Committee may determine in good faith that recovery of Recoverable Incentive Compensation is "Impracticable" if: (i) pursuing such recovery would violate home country law of the jurisdiction of incorporation of the Company where that law was adopted prior to November 28, 2022 and the Company provides an opinion of home country counsel to that effect acceptable to the Company's applicable listing exchange; (ii) the direct expense paid to a third party to assist in enforcing this Policy would exceed the Recoverable Incentive Compensation and the Company has (A) made a reasonable attempt to recover such amounts and (B) provided documentation of such attempts to recover to the Company's applicable listing exchange; or (iii) recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of Section 401(a)(13) or Section 411(a) of the Internal Revenue Code of 1986, as amended.

"**Incentive Compensation**" means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure. Incentive Compensation does not include any base salaries (except with respect to any salary increases earned wholly or in part based on the attainment of a Financial Reporting Measure performance goal); bonuses paid solely at the discretion of the Compensation Committee or Board that are not paid from a "bonus pool" that is determined by satisfying a Financial Reporting Measure performance goal; bonuses paid solely upon satisfying one or more subjective standards and/or completion of a specified employment period; non-equity incentive plan awards earned solely upon satisfying one or more strategic measures or operational measures; and equity awards that vest solely based on the passage of time and/or attaining one or more non-Financial Reporting Measures.

"**Received.**" Incentive Compensation is deemed "Received" in the Company's fiscal period during which the Financial Reporting Measure specified in the Incentive Compensation award is attained, even if the payment or grant of the Incentive Compensation occurs after the end of that period.

"**Recoverable Incentive Compensation**" means the amount of any Incentive Compensation (calculated on a pre-tax basis) Received by a Covered Person during the Applicable Period that is in excess of the amount that otherwise would have been Received if the calculation were based on the Restatement. For the avoidance of doubt Recoverable Incentive Compensation does not include any Incentive Compensation Received by a person (i) before such person began service in a position or capacity meeting the definition of an Executive Officer, (ii) who did not serve as an Executive Officer at any time during the performance period for that Incentive Compensation, or (iii) during any period the Company did not have a class of its securities listed on a national securities exchange or a national securities association. For Incentive Compensation based on (or derived from) stock price or total shareholder return where the amount of Recoverable Incentive Compensation is not subject to mathematical recalculation directly from the information in the applicable Restatement, the amount will be determined by the Compensation Committee based on a reasonable estimate of the effect of the Restatement on the stock price or total shareholder return upon which the Incentive Compensation was Received (in which case, the Company will maintain documentation of such determination of that reasonable estimate and provide such documentation to the Company's applicable listing exchange).

"**Restatement**" means an accounting restatement of any of the Company's financial statements filed with the Securities and Exchange Commission under the Exchange Act, or the Securities Act of 1933, as amended, due to the Company's material noncompliance with any financial reporting requirement under U.S. securities laws, regardless of whether the Company or Covered Person misconduct was the cause for such restatement. "Restatement" includes any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements (commonly referred to as "Big R" restatements), or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (commonly referred to as "little r" restatements).

ATTESTATION AND ACKNOWLEDGEMENT OF POLICY FOR THE RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

By my signature below, I acknowledge and agree that:

- I have received and read the attached Policy for the Recovery Clawback Policy.
- I hereby agree to abide by the terms of this Policy both during and after my employment with AmeriServ and its affiliates, including without limitation, by promptly paying or returning any erroneously awarded compensation by the Company as determined in accordance with this Policy.

Signature _____

Printed Name _____

Date _____

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